EXHIBIT (c)(iii)

Budget Papers of the Co-Registrant for 2014-15

State Budget 2014—15 Budget Speech Budget Paper No.1 Great state. Great opportunity. Queensland Government

2014–15 State Budget Papers 1. Budget Speech 2. Budget Strategy and Outlook 3. Capital Statement 4. Budget Measures 5. Service Delivery Statements Appropriation Bills Concessions Statement The suite of Budget Papers is similar to that published in 2013-14. The Budget Papers are available online at www.budget.qld.gov.au © Crown copyright All rights reserved Queensland Government 2014 Excerpts from this publication may be reproduced, with appropriate acknowledgement, as permitted under the Copyright Act. Budget Speech Budget Paper No.1 ISSN 1445-4890 (Print) ISSN 1445-4904 (Online)

APPROPRIATION BILL 2014 (First Reading Speech, 3 June 2014) TREASURER The Honourable Tim Nicholls MP Treasurer and Minister for Trade

APPROPRIATION BILL 2014 (First Reading Speech, 3 June 2014) TREASURER The Honourable Tim Nicholls MP Treasurer and Minister for Trade Madam Speaker I move that the Bill be now read a first time. A STRONG PLAN FOR A BRIGHTER FUTURE In February 2012, on the first day of the last election campaign the Premier and I launched the LNP’s Economic Blueprint for Queensland. It was a key part of our plan to Get Queensland Back on Track. In that plan we said we would; • return the budget to surplus by 2014-15, • ensure expenses growth does not exceed revenue growth, • subject major projects to cost benefit analysis, • put in place a plan to regain the AAA credit rating to reduce the cost of borrowing; and • fully fund long term liabilities such as superannuation in accordance with actuarial advice. We undertook to wage a war on waste in government by reviewing spending across departments to stop taxpayers’ money being squandered. We also promised to establish an Independent Commission of Audit to detail Queensland’s current and long term liabilities and to chart a path back to the triple A credit rating. Many informed commentators, and not a few critics, thought we would not achieve such an ambitious target. They thought perhaps we would lack the political will, the courage or the determination to do what after almost 20 years of Labor mismanagement so 1 obviously needed to be done. Perhaps they were jaundiced in their opinions by the obvious failures of discredited Labor Governments. Nevertheless we started to implement our strong plan. In our first week in office I appointed the Independent Commission of Audit. Following receipt of the Commission’s interim report we finalised the first Budget of the new Government. In my Budget speech in September 2012 I described that first Budget as the most important in a generation. It delivered on our promise to help Queenslanders with cost of living increases. In all, the savings measures we announced saved families up to $260 that year alone. We also took the methodical and disciplined decisions to begin fixing the State’s finances so we could deliver better services for Queenslanders. By starting to fix the finances we started securing a brighter future for Queenslanders. It pays to remember why we had to make those tough decisions. Some so called experts have conveniently, or perhaps consciously, forgotten the parlous state Queensland’s finances were in just two short years ago. Queensland Treasury officers reported to the incoming government “Queensland’s fiscal position and outlook is unsustainable and restoration must be an urgent priority of this term of government” Queensland Treasury Corporation, the bankers to government, told us “The States debt has reached unprecedented levels. Together with its published forward estimates showing an even greater volume of debt required, Queensland is now in uncharted waters with respect to the volume of debt on issue and the resultant interest bill” And the Independent Commission of Audit reported “Urgent fiscal repair is necessary just to stabilise debt which will continue growing in the absence of corrective measures. After that the State will need a very large amount of debt repayment to recover its AAA credit rating” Of course the rest of the world had also told the former Labor government something was wrong when credit ratings agencies downgraded Queensland’s prized triple A credit rating forcing taxpayers to pay hundreds of millions more in interest payments. 2

Madam Speaker, no one would now doubt that making those decisions and implementing our plan in that first budget has led to a better and more financially resilient Queensland today. As I said when I introduced the appropriation bills “This Budget starts to deliver a brighter future for all Queenslanders”. In our second Budget we had to address the issues of growth, rebuilding and resilience following the cyclones and floods of 2013. We needed to lock in the gains of that first Budget as well as help our communities rebuild from the devastation of a summer of floods. That second Budget also put in place the actions needed to boost growth to help pay off the debts of the past while supporting the jobs of the future. We are now making significant progress in growing Queensland’s four pillar economy, revitalising frontline services and funding infrastructure projects and jobs, with more than 60,000 jobs created for Queenslanders in the last year. But to sustain this growth we must reduce the $80 billion debt Labor burdened Queensland with. In my Budget speech last year I said that the government would be upfront about the challenges we face and take the community with us on the choices we need to make. I also said we would not kick the can down the road for our children to solve our problems. So Madam Speaker it is with great pleasure that today I deliver the third Budget of the Newman LNP Government. Today’s Budget continues delivering on our promises and our commitments to restore our great State’s finances. I can report that today’s Budget shows we are meeting all of those commitments made that February day just over two years ago when we released our economic plan. We are on track to deliver an operating surplus of $188 million in 2014-15. We will deliver a fiscal surplus in 2015-16, the first in a decade. Fiscal surpluses are also predicted in each year of the forward forecasts. No longer will Queensland have to go cap in hand to financiers meekly asking for loans. We will have stopped the long descent into debt that Labor charted with its locked in deficits of the last half dozen years. We have reversed the trend of Labor governments past that saw General Government expenses grow on average at 8.9% per annum in the decade to 2011-12. Expenses growth in every year of this government has been less than revenue growth, despite revenue write downs of $5.4 billion. 3

General Government expenses will only grow by 2.2% in 2013-14, after growth of only 0.2% in 2012-13. These are the lowest such increases since accrual accounting was introduced in Queensland in 1998. As promised at the election, all major projects now undergo a cost benefit analysis. No longer do we have dams without pipes, pipes without dams, nurses without pay and trains without seats! We are fully funding our long term obligations including to our hardworking public servants’ superannuation. The Budget I present today is not one of flashy new announcements and programs. It is not a Budget of big headlines or irresponsible spending sprees. It is a Budget that is right for the times. It is a Budget that underscores our commitment to responsible financial management. It lays the foundations for strong and sustainable economic growth into the future. We are also getting on with delivering better services through good management. Madam Speaker despite all these achievements more needs to be done. We cannot grasp the bright future that beckons while we are burdened by an $80 billion debt that costs $4 billion dollars in interest each year. So today I am announcing our strong plan to secure our finances by making the strongest and smartest choice to reduce debt so we can sustainably invest in the schools, hospitals and other vital infrastructure that will secure our great State’s bright future. Madam Speaker, this year’s Budget is a Strong Plan for a Brighter Future. THE ECONOMY The 2014-15 Budget has been framed in the context of an economy on the cusp of strong growth. In turn, good financial management will further boost our future economic prospects. The Queensland economy is expected to be the strongest performing State economy in the nation in 2014-15 and over the forward estimates period. In 2013-14, economic growth of an expected 3% has been underpinned by household consumption growth, a recovery in dwelling investment and a significant contribution from exports. 4

Following a strong rebound in 2012-13, tourism has again performed well in 2013-14. Demand from China has driven double-digit growth in coal export volumes, which are expected to hit 200 million tonnes for the first time in 2013-14. The harsh Queensland climate has again seen the agricultural sector face challenging conditions. The emergence of China as a key market has however supported the State’s agricultural exports, particularly beef. The Queensland economy is of course in a period of transition as the investment phase of the large LNG projects nears completion and the production and export of LNG begins. The transition is, in effect, the quantitative handbrake that constrains the headline growth rate in 2014-15. In 2014-15, Queensland’s economic growth is expected to be 3%—again, the strongest in the nation. Dwelling investment in Queensland is forecast to grow 9 1/2% in 2014-15 and a further 6% in 2015-16. In 2015-16, the ramp up in LNG production is expected to underpin a surge in exports which, combined with an improved domestic economy, is forecast to boost economic growth to an 11—year high of around 6%. This will be the highest in the nation. Growth is expected to settle back to 4% in 2016-17 – reflecting a more even contribution from all sectors of the economy. This Government understands that not all Queenslanders are experiencing the benefits of this growth. We know there is more work to do. Employment growth has picked up during the course of 2013-14, supported by some recovery in the labour-intensive sectors. The latest ABS figures show that Queensland is responsible for over half of the jobs created in Australia in the last twelve months. This recovery is expected to support further improvement in labour market conditions in 2014-15 and beyond. As employment opportunities improve, so too will participation, as workers are encouraged back into the labour market. This so called “encouraged worker effect”, combined with the realignment of skills across the economy following the mining boom, will limit downward pressure on the unemployment rate. 5

So, while the employment growth is there, the improvement in the unemployment rate is expected to be slower and steadier, from 6% in 2013-14 down to around 5 1/2% in 2016-17. BUDGET OUTCOMES Madam Speaker, the General Government fiscal balance is estimated to be a deficit of $6.1 billion in 2013-14 compared to a forecast deficit of $7.6 billion in the 2013-14 MYFER. The improvement in the forecast fiscal balance since the MYFER primarily reflects deferral of some Commonwealth Government funding, changes to the timing of natural disaster expenditure and tight control over expenses. As I said earlier, following on from growth in expenses of only 0.2% in 2012-13, expenditure growth of only 2.2% is expected in 2013-14. We continue to honour our commitment to the people of Queensland to keep costs down and cut waste and bureaucracy. A fiscal deficit of $2.27 billion is budgeted for 2014-15 compared to a forecast of $664 million in the 2013-14 MYFER. This is due to a downward revision to royalty and taxation revenue estimates, as well as changes in the timing of Federal Government natural disaster funding. Madam Speaker, the revenue side of the Budget remains under pressure, and we have again had to write-down our projections. Key revenue items such as payroll tax are weaker than expected. Falling coal prices are adversely affecting our royalty receipts, and there has been no respite from the Australian dollar, which is stubbornly higher than we would like. Yet, despite all this, we have resisted the temptation to hike taxes to boost revenue. There are no new taxes in this Budget. We remain on track to achieve a balanced budget in 2015-16, the first time in a decade. In the absence of unavoidable shocks, the 2014-15 Budget will be the last of the Labor legacy deficits and we can look forward to a future free of red ink. Consistent with the plans I outlined in our first Budget in 2012-13, this Budget has us firmly on track to deliver Stage 1 of our strategy to deal with the State’s debt. 6

The 2014-15 Budget has borrowings at $80 billion compared to Labor’s last projection of $85.4 billion – an improvement of over $5 billion achieved through careful management. This stabilisation of the State’s debt has been achieved despite large revenue write-downs over the last three years and the devastating impact of Cyclone Oswald. SERVICES Madam Speaker, through its renewal program, the LNP Government is committed to delivering better services for Queenslanders through good management, improved productivity and better value for money. As a result of our strong decisions, disciplined approach to expenditure and better management we will not have to lessen the delivery of services to Queenslanders. Our response to the recommendations of the Commission of Audit is also paying dividends in improved service delivery across the state. As I said at the launch of the new Youngcare housing project in the Clayfield electorate last week, great financial results are not an end in themselves, they are the means to an end. For this government that means delivering better services to all Queenslanders. Madam Speaker, there is no issue more important or more difficult than that of child protection. The most significant new policy item in this Budget is the funding and implementation of the Carmody Inquiry’s report into child protection. It is an area that has challenged governments around Australia regardless of their political persuasion. Indeed, it is an area that is rightly considered beyond politics. We all want to do the right thing, but knowing what the right thing is can be tough. This Budget commits the resources required to implement the Carmody Inquiry report named “Taking Responsibility”. This roadmap reshapes our child protection system—to provide a platform for enhanced family support and early intervention. Non-government organisations will be a big partner in this effort. The Government will invest $406 million over five years to ensure its successful implementation. Madam Speaker, as Members know all too well, Queensland is a State of climatic contradictions. At any given point in time, we can be simultaneously fighting fires, floods, cyclones and drought. Much of rural Queensland is battling a prolonged drought and they need our help. This Budget allocates $62 million for drought assistance including fodder and water subsidies, fee and rent relief, and community and mental health support programs. 7

I am also pleased to announce that from the first of July this year the Family Primary Production Concession will be extended. Currently, the concession is limited to lineal descendants, most often this is parent to child. Recognising that lineal descendant are not always the family member who chooses to continue the family business, the requirement of a direct lineal descendant will be removed. This opens up the opportunity for better succession planning for those on the land who want to keep their property in their family. Now for example, transfers to nieces and nephews will benefit from the concession. It’s important to note that a family relationship will still be required and that the transfer will still need to be by way of gift. The Budget also provides a further $11 million for reef protection in 2014-15, bringing total reef protection funding to $55 million over five years. At the last election, we promised to deliver 1100 new police officers on the frontline. This Budget sees funding allocated for 267 new police officers as we deliver our promise over four years. The Government will invest $44.5 million over four years to implement the Safe Night Out Strategy, to deal with alcohol and drug related violence in entertainment precincts. Madam Speaker, no one doubts the Government’s commitment to law and order. This Budget contains $132 million over four years to address capacity constraints in correction centres and undertake security upgrades, including the recommissioning of the Borallon Correctional Centre. I am particularly pleased that this Budget contains further funding for our Great Results Guarantee in Education. With $131 million set aside for the Great Results Guarantee, Principals and school communities are being empowered to decide how the money should be spent — depending on the unique situation in every Queensland school. The Health budget will increase in 2014-15, by over 6%. But improvement is not always about spending more money. The results of our hard work are evident in the figures that matter most to Queenslanders. 8

Since this Government was elected: • The number of category one patients waiting more than 30 days for surgery has been cut by 83% • The number of category two patients waiting more than 90 days for surgery has been cut by 69% • The average time between ambulance dispatch and being available for the next job has been reduced by 18.75%. • The number of long-wait dental patients has been reduced by 98.5% in the last 14 months and • The long term social housing waiting list has been reduced by 37% over the last two years Madam Speaker, real results matter most to Queenslanders. That is part of our strong plan delivering a brighter future. FEDERAL FINANCIAL RELATIONS The change of Government in Canberra has paid dividends to Queensland in terms of infrastructure funding. We have been able to secure almost $1.3 billion for the Toowoomba Second Range Crossing project – one of the largest regional roads projects ever to be undertaken in Australia. And today I announce that I have signed the much anticipated Memorandum of Understanding with the Federal Government ensuring funding for this great project. I can also announce that tomorrow the formal Expressions of Interest document will be released to the market. Make no mistake, after 20 years of talk by previous Governments this LNP Government is delivering on its commitment to the people of Toowoomba and the Darling Downs to deliver this project. I acknowledge the great work of local members Dr John McVeigh of Toowoomba South and Trevor Watts of Toowoomba North in supporting this project as well as Mayor Paul Antonio and the federal Member Ian McFarlane. The Federal Budget will also provide nearly $1 billion for the Gateway Upgrade North project, as well as funding to deliver critical works on the Bruce Highway – $6.7 billion over ten years. More than most, I know what it is like to inherit a Labor designed fiscal time bomb. But we, as the Queensland Government, have a problem with Canberra and that problem relates to the national partnership programs and agreements that have been unilaterally terminated as part of the Federal Budget. 9

States operate big service delivery systems that can’t change course quickly. With nearly a quarter of our revenue coming from national partnership type payments, the unilateral cutbacks announced in the recent Federal Government Budget hit us hard. In particular, the Federal Government has reduced its funding for concessions by some $50 million per annum. The Queensland Government is increasing its funding for the affected concessions, but this will not be enough to offset the impact of the Federal Government’s decision. There are also other agreements that face an uncertain future. At this point, a particular concern we have relates to Early Childhood Education. In 2008, the then Queensland Government signed up with the Federal Government to provide universal access to kindergarten programs delivered by qualified teachers. These programs are delivered to approximately 60,000 children in kindergartens and day care centres. Unfortunately, the federal Budget provided no certainty of funding beyond the end of this calendar year. We are seeking urgent clarification from the Federal Government. Without a doubt though, the most pressure relates to Health. The problem is serious: • National Partnership on Preventative Health – terminated. • National Partnership on Improving Public Hospital Services – terminated. From 2017-18, the Federal Government is turning its back on the challenges of health funding. With the ageing of the population and rapid advances in medical technology, health expenditure is expected to grow by around 8% per annum into the future. But the Federal Government thinks the States can survive with less. Their funding falls well short of what is required to meet the reasonable expectations of Queenslanders. Queenslanders can be assured this LNP Government will engage in a robust and vigorous debate with the Federal Government to protect their interests. This is the discussion we intend to have with the Federal Government over the coming months. THE STRONGEST CHOICE IS THE SMARTEST CHOICE On 13 April, I launched the Strong Choices campaign to ensure Queenslanders could access the information they needed to have their say about reducing the State’s $80 billion debt. 10

The centrepiece of this campaign was Australia’s first interactive ‘People’s Budget’. I know there are some for whom consultation with Queenslanders means assembling the usual suspects in George Street on the basis that they represent Queensland’s so-called “key stakeholders”. I have never subscribed to that theory. Ultimately, more than 255,000 people visited the Strong Choices website, and over 55,000 Queenslanders submitted their own ‘People’s Budget’ online. Almost 20,000 people attended public forums or participated in virtual town hall meetings. I travelled more than 19,000 kilometres to meet with Queenslanders personally to discuss the Strong Choices available. The public response clearly showed Queenslanders recognise the debt and interest problem, and support a disciplined and methodical plan to reduce the State’s $80 billion debt and the accompanying $4 billion interest bill. I have always acknowledged that the decision as to how to best reduce the debt would be one for the Government to take and ultimately, and rightly, decided by the people at the next State election. I am proud that this Government’s approach to the issue in terms of its treatment of the people of Queensland stands in stark contrast to those opposite who took the “get elected first tell Queenslanders later approach”. The Government expected Queenslanders to have a mixed view about the Strong Choices campaign. Our research shows that 70 percent of Queenslander’s approve of the campaign and recent media commentary supports this approval. The popularity of some choices over others relies on one’s individual circumstances. Analysis of the ‘People’s Budget’ tool shows that 28 percent of submissions mostly favoured increasing taxes, while only 18 percent of submissions mostly favoured service reductions. Most significantly, 46 percent of submissions chose to raise the majority of the $25-30 billion required for debt reduction through the sale or lease of some assets. Overall, raising taxes or reducing services were the least preferred options for achieving the $25-30 billion in savings required to reduce debt to sustainable levels. After cutting waste, reducing the size of the public service, and lifting some taxes and mining royalties to stabilise the Budget after coming to office, the Government recognises Queenslanders are concerned about service reductions or tax increases. 11

With spending cuts and increased taxes in the recent Federal Budget, it has become even more important to avoid fuelling cost of living pressures felt by everyday Queenslanders. Now is not the time to burden people with taxes upon taxes, or to reduce services that have already been made more efficient. The State Government has taken this new economic context, framed by the Federal Government’s own debt reduction efforts, into consideration. The strongest choice for Queensland is also the smartest: the one that secures Queensland’s future, without placing an undue burden on Queenslanders. That is why the Government is now proposing a program of asset transactions. The transactions will vary, depending on the asset. Most transactions will involve either long-term leases or sales. However, in some cases, the Government will propose an innovative option of private sector participation, where the Government will retain 100% ownership of the ordinary shares, with private sector investors funding future capital expenditure. The Draft Plan I have released today as part of the Budget provides for debt reduction of $25 billion down to $55 billion. This new debt level would mean Queensland’s annual interest bill would drop from $4 billion to $2.7 billion. Significantly, this Draft Plan will also release $8.6 billion for the Strong Choices Investment Program, a suite of new infrastructure and investment funds designed to build more schools, hospitals, roads and other vital infrastructure to ensure this State’s growing population can enjoy a brighter future. After a period of further consultation, in which Queenslanders will be invited to nominate projects in their communities that may qualify for funding from the Strong Choices Investment Program, the Government will deliver its final plan for the Strongest and Smartest Choice in September 2014. None of these proposals will be implemented until the Government has taken this methodical and disciplined plan to the next State election. Not everyone will agree with all of the choices this Government has made about how to pay for things into the future. But at least Queenslanders now know we will have funding certainty into the future, so we can invest in the things we need for a growing and ageing population. Madam Speaker, the LNP Government was left a legacy of debt and deficits by the previous Government. We do not intend to leave an ongoing debt legacy for our children and grandchildren. 12

Now is the time for decisive action and new investment to build a brighter future. This is what the LNP Government pledges to the people of Queensland – A Strong Plan for a Brighter Future. I commend the Budget to the House. 13

State Budget 2014–15 Budget Speech Budget Paper No.1 www.budget.qld.gov.au

- 15 2014 Budget

Budget Strategy and Outlook

State Budget Paper No.2

Great state. Great opportunity.

2014–15 State Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

4. Budget Measures

5. Service Delivery Statements Appropriation Bills Concessions Statement

The suite of Budget Papers is similar to that published in 2013-14. The Budget Papers are available online at www.budget.qld.gov.au

© Crown copyright All rights reserved

Queensland Government 2014

Excerpts from this publication may be reproduced, with appropriate acknowledgement, as permitted under the Copyright Act.

Budget Strategy and Outlook Budget Paper No.2 ISSN 1445-4890 (Print) ISSN 1445-4904 (Online)

STATE BUDGET 2014-15

BUDGET STRATEGY AND OUTLOOK

Budget Paper No. 2

1. Fiscal strategy and outlook. 1

Context. 3 Key fiscal aggregates. 5 Fiscal strategy as a guiding principle for policy . 16 Achievement of fiscal principles . 21

2. Economic performance and outlook . 25 External environment . 26 Queensland economy . 30

3. Revenue . 45

2014-15 revenue by category . 47 Revenue changes since the 2012-13 Budget . 49 Queensland’s revenue trends . 51 2014-15 Budget initiatives. 55 Taxation revenue . 57 Queensland’s competitive tax status. 61 Grants revenue . 63 Sales of goods and services . 67 Interest income . 69 Dividend and income tax equivalent income . 69 Other revenue . 70

4. Expenses . 73

2013-14 estimated actual. 74 2014-15 Budget and outyears. 76 Expenses by operating statement category . 77 Operating expenses by purpose . 86 Departmental expenses . 87

5. Balance sheet and cash flows . 91

Background . 91 Balance sheet . 92 Cash flows. 102 Reconciliation of operating cash flows to the operating statement. 103

6. Inter-governmental financial relations . 105

Federal financial arrangements. 106 Australian Government funding to the States. 110 Australian Government funding to Queensland. 114 GST revenue payments . 115 Payments to Queensland for specific purposes . 121

7. Public Non-financial Corporations sector. 127

Context. 127 Finances and performance. 128

8. Uniform presentation framework . 141

Introduction . 141 Uniform presentation framework financial information. 141 Reconciliation of net operating balance to accounting operating result. 151 General Government time series . 152 Other General Government uniform presentation framework data . 154 Contingent liabilities . 160 Background and interpretation of uniform presentation framework. 161 Sector classification. 163 Reporting entities . 164

Appendix A – Tax expenditure statement. 167

Overview. 167 The Tax Expenditure Statement . 168 Discussion of individual taxes . 170

Appendix B – Revenue and expense assumptions and sensitivity analysis . 175

Taxation revenue assumptions and revenue risks. 177 Royalty assumptions and revenue risks. 178 Sensitivity of expenditure estimates and expenditure risks. 180

Appendix C – Fiscal aggregates and indicators . 183

1	FISCAL STRATEGY AND OUTLOOK

FEATURES

Ongoing disciplined expenditure management and the implementation of past savings measures are driving continuing improvement in Queensland’s fiscal position. The General Government sector’s fiscal balance is expected to improve significantly in 2014-15 before reaching a surplus in 2015-16, the first surplus since 2005-06.

Debt levels are expected to grow only slowly over the forward estimates. Nevertheless, Queensland’s debt burden is expected to remain significantly above that of other Australian states without a further policy response. Detail on the Government’s plans for debt reduction is available in the Draft Action Plan at www.strongchoices.qld.gov.au.

The General Government sector fiscal balance is estimated to be a deficit of $6.1 billion in 2013-14, an improvement on a forecast deficit of $7.6 billion in the 2013-14 Mid-Year Fiscal and Economic Review (MYFER).

Expenses are estimated to have grown by 2.2% in 2013-14, following growth of only 0.2% in 2012-13. This contrasts with average expenses growth of 8.9% per annum in the decade to 2011-12. The Government is continuing to demonstrate its ability to control spending and this is driving improvement in the fiscal position, despite an ongoing weak revenue position.

A fiscal deficit of $2.27 billion is budgeted for 2014-15 compared to a forecast deficit of $664 million in the 2013-14 MYFER. This largely reflects a significant downward revision in royalty and taxation revenue, as well as a change in the timing of Australian Government disaster recovery funding.

The rebuilding effort as a result of natural disasters continues to severely impact the budget. The cost of all disasters, including Tropical Cyclone Ita, is $5.63 billion over the 2013-14 to 2015-16 period.

Over the period 2012-13 to 2015-16, forecasts of key revenue sources such as taxation, GST and royalties have been revised downwards by $5.4 billion since the 2012-13 Budget – including a reduction of more than $1 billion in this Budget.

The 2014-15 Commonwealth Budget included increases in infrastructure funding to the states over the forward estimates. However, it also incorporated significant reductions in other funding, including the early cessation of a number of intergovernmental agreements.

Budget Strategy and Outlook 2014-15 1

Of particular concern, the 2014-15 Commonwealth Budget indicated that the Australian Government will amend funding arrangements for public hospitals (from 1 July 2017) and schools (from 1 January 2018) to generate savings across all states of over $80 billion in the period to 2024-25.

Despite the scale of natural disasters and revenue write-downs, the

Government is forecasting a fiscal surplus of $862 million (or 1.6% of General Government revenue) for 2015-16. The Government will continue to pursue a fiscal surplus in 2015-16 and beyond as a policy objective.

Consistent with previous forecasts, fiscal surpluses are expected over the remainder of the forward estimates largely due to the fiscal repair measures implemented by the Government since coming to office as well as continued expenditure discipline.

The 2014-15 Budget limits new spending to areas of greatest need, while not introducing or raising any new taxes or reducing services.

Despite a very difficult external environment making the fiscal consolidation task much tougher, the Government’s fiscal repair initiatives will result in General Government borrowings stabilising from 2014-15. Total non-financial public sector borrowings at 30 June 2016 are expected to be $9.2 billion lower than the comparable estimate in the Queensland Independent Commission of Audit’s Interim Report released in June 2012.

The Government continues to implement the recommendations it accepted in the Final Report of the Queensland Independent Commission of Audit to improve the quality and quantity of frontline services. Innovation and renewal are already starting to deliver significant improvements in service delivery.

The Budget does not assume any savings from future initiatives that are yet to be agreed and implemented.

2	Budget Strategy and Outlook 2014-15

CONTEXT

Net measures since the election in March 2012 are delivering savings of $7 billion in the General Government sector over the period 2012-13 to 2015-16. These savings were made through a continued strategy to exit from activities that are not the domain of the Queensland Government, a further reduction of waste and inefficiency in Government activities and the implementation of specifically targeted revenue measures. New spending in this Budget has been limited to areas of greatest need, such as providing additional funding of $406 million over five years to implement the response to the Child Protection Commission of Inquiry Final Report (Carmody Inquiry).

As part of the ongoing process of fiscal repair, the Government has maintained its commitment to its fiscal principles aimed at improving the sustainability of the State’s finances. These principles are: stabilise then significantly reduce debt achieve and maintain a General Government sector fiscal balance maintain a competitive tax environment for business target full funding of long term liabilities such as superannuation in accordance with actuarial advice.

These fiscal principles guided Government decision making during the preparation of the 2012-13 and 2013-14 Budgets and continue to guide Government decisions in the 2014-15 Budget and beyond.

Since coming to office, the Government has restrained expenditure growth. Operating expenses in 2013-14 are estimated to be almost $1.5 billion lower than the 2013-14 MYFER estimates. General Government expenses growth is estimated to have averaged only 1.2% per annum from 2011-12 to 2013-14. This contrasts with average expenses growth of 8.9% per annum in the decade to 2011-12.

The Government will continue to focus its efforts on restraining expenditure growth through implementing fiscal repair measures announced previously and by pursuing reform to achieve value for money in the provision of Government services. The 2014-15 Budget task remains difficult given the rebuilding work that continues following widespread damage caused from natural disasters. Damage caused by Tropical Cyclone Ita and other events in 2014 is estimated to have cost $450 million and comes on top of previous significant natural disasters. The cost of all natural disasters amounts to $5.63 billion over the 2013-14 to 2015-16 period.

Budget Strategy and Outlook 2014-15 3

Over the period 2012-13 to 2015-16, forecasts of key revenue sources such as taxation, GST and royalties have been revised downwards by $5.4 billion since the 2012-13 Budget – including a reduction of more than $1 billion in this Budget. In terms of the most recent revisions, royalty revenue downgrades are due to ongoing weakness in export coal prices, with tax revisions because of a slower rate of growth in payroll tax and stamp duties (other than transfer duty). This has been offset to some extent by upward revisions to transfer duty and GST revenue.

Despite the pressures outlined above, the Government remains on track to deliver a fiscal surplus in 2015-16 as planned, followed by further fiscal surpluses in 2016-17 and 2017-18.

In addition, the Government has continued to implement the accepted recommendations outlined in the Final Report of the Queensland Independent Commission of Audit. The Commission of Audit examined ways in which the quality and quantity of frontline services can be improved, including models that make better use of the skills, capacity and innovation of the private and not-for-profit sectors.

Implementation of the accepted recommendations continues public sector reform in Queensland and will guide the manner in which public services are delivered into the future. Many of the recommendations related to contestability whereby Government tests the market to ensure it is providing the public with the best possible solution at the best possible price. The Government is determined to continue its transition from “doer” to “enabler”.

While there is a clear expectation that the associated reforms will result in improved value for money outcomes in the delivery of services, the Budget does not assume any savings from future initiatives that are still to be agreed and implemented. As a general principle, realisable savings are being re-invested back into improved service delivery (quantity and quality), thereby relieving the Budget of other funding pressures.

4	Budget Strategy and Outlook 2014-15

KEY FISCAL AGGREGATES

The key fiscal aggregates of the General Government sector for the 2014-15 Budget are outlined in Table 1.1 and are discussed in detail in this chapter.

Table 1.1
General Government sector – key financial aggregates[1]

	2012-13 Actual[2] $ million	2013-14 MYFER $ million	2013-14 Est. Act. $ million	2014-15 Budget $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
Revenue	41,746	44,864	44,851	50,120	53,407	55,491	56,628
Expenses	46,129	48,633	47,149	49,933	50,219	51,957	53,660
Net operating balance	(4,382)	(3,769)	(2,298)	188	3,188	3,534	2,968
Capital purchases	6,970	7,119	6,634	5,972	5,748	5,850	5,188
Fiscal balance	**(7,741)**	**(7,604)**	**(6,083)**	**(2,271)**	**862**	**508**	**883**
Borrowing	37,878	45,719	44,979	48,141	48,023	48,216	48,421
Borrowing (NFPS)[3]	69,031	76,968	76,123	79,956	80,619	81,234	82,070

Notes:
1. Numbers may not add due to rounding.
2. Reflects published actuals.
3. NFPS: Non-financial Public sector

Fiscal Balance

As identified in Table 1.1, the anticipated 2013-14 fiscal deficit of $6.083 billion compares with a forecast deficit of $7.604 billion expected in the 2013-14 MYFER. This $1.5 billion improvement is largely the result of lower than forecast expenses.

Specific drivers for the improvement in 2013-14 are:

- a significant reduction in employee expenses primarily due to continued discipline in controlling the number of Full Time Equivalent positions as a result of ongoing productivity and efficiency improvements
- lower than expected natural disaster reimbursements to local governments as a consequence of the revised profile for their reconstruction works
- a deferral of some Commonwealth funded expenditure, particularly for Education.

Further details on revenue and expenses are contained in Chapters 3 and 4 respectively.

Budget Strategy and Outlook 2014-15 5

The estimated 2014-15 General Government sector fiscal deficit of $2.271 billion is weaker than the forecast deficit of $664 million in the 2013-14 MYFER. This is primarily a result of timing differences in disaster expenditure relative to Natural Disaster Relief and Recovery Arrangements (NDRRA) payments from the Australian Government as well as weaker taxation and royalties revenue. Revisions to NDRRA expenditure (both recurrent and capital) and revenue in 2014-15 are expected to detract $947 million from the fiscal balance compared to MYFER.

Royalty revenue estimates have been revised down by $626 million in 2014-15, primarily because of much lower coal prices.

Taxation revenue has been revised down by $179 million in 2014-15 relative to MYFER. This is primarily because of reductions in the rate of growth in payroll tax, offset, to some extent, by stronger transfer duty.

GST has been revised up $177 million since MYFER, reflecting upwards revisions to the GST pool in the 2014-15 Commonwealth Budget and Commonwealth Grants Commission upwards revisions to Queensland's relativity.

Revisions to fiscal surpluses in 2015-16 and 2016-17 compared to the 2013-14 MYFER are relatively small with downwards revisions to taxation revenues and the cost of new policy measures broadly offset by increases to GST revenue and higher NDRRA revenue estimates in these years.

The key factor driving the turnaround from 2015-16 is that revenue is forecast to increase by 6.0% per annum over the period 2013-14 to 2017-18, compared to 3.3% per annum increases in expenses.

Table 1.2
General Government sector – revisions to fiscal balance forecasts

	2012-13 $ million	2013-14 $ million	2014-15 $ million	2015-16 $ million	2016-17 $ million	2017-18 $ million
2013-14 Budget	(8,686)	(7,664)	(244)	1,065	1,409	n/a
2013-14 MYFER	(7,741)	(7,604)	(664)	696	598	n/a
2014-15 Budget	(7,741)	(6,083)	(2,271)	862	508	883

Table 1.3 provides a breakdown of the movements in the net operating balance and fiscal balance since the 2013-14 MYFER.

6 Budget Strategy and Outlook 2014-15

Table 1.3
Reconciliation of net operating balance and fiscal balance
2013-14 MYFER to 2014-15 Budget[1]

	2013-14 $ million	2014-15 $ million	2015-16 $ million	2016-17 $ million
NET OPERATING BALANCE				
2013-14 MYFER net operating balance	**(3,769)**	**1,910**	**2,026**	**1,474**
Taxation revisions[2]	(83)	(179)	(415)	(508)
Royalty revisions	(235)	(626)	(234)	128
GST revisions	12	177	527	689
Natural disaster revisions[3]				
Change in revenue	..	*(756)*	*796*	*499*
Change in expenses	*353*	*(34)*	*(232)*	..
Net change	353	(790)	564	499
Measures[4]				
Expense	*(3)*	*(204)*	*(108)*	*(151)*
Revenue	*(6)*	*(1)*	*8*	*13*
Net	(9)	(205)	(100)	(138)
Net flows from PNFC sector entities[5]	325	44	(172)	(285)
Australian Government funding revisions[6]	(13)	(120)	739	1,265
Other parameter adjustments[7]	1,121	(23)	254	409
2014-15 Budget net operating balance	**(2,298)**	**188**	**3,188**	**3,534**
FISCAL BALANCE				
2013-14 MYFER fiscal balance	**(7,604)**	**(664)**	**696**	**598**
Change in net operating balance	1,471	(1,722)	1,162	2,060
Natural disaster capital revisions[3]	1	(157)	..	..
Measures	(7)	(44)	(10)	(14)
Capital co-funded by C'wealth[8]	33	(261)	(689)	(1,670)
Other capital movements[9]	23	578	(297)	(466)
2014-15 Budget fiscal balance	**(6,083)**	**(2,271)**	**862**	**508**

Notes:
1. Numbers may not add due to rounding. Denotes impact on the operating and fiscal balance.
2. Represents parameter adjustments to taxation revenue.
3. Represents movements in revenue, expense and capital for natural disaster restoration and largely represents the State's cost of damage from all natural disasters and a re-profiling of expenditure and revenue.
4. Reflects the value of Government decisions since the 2013-14 MYFER. This number will not match Budget Paper 4 – Budget Measures as it is net of measures funded by the Australian Government since the 2013-14 MYFER and funds held centrally for these measures.
5. Represents revisions to dividends and tax equivalent payments from, and community service obligation and Transport Service Contract payments to, PNFCs and PFCs.
6. Represents the net impact of funding provided by the Australian Government primarily for Specific Purpose Payments and National Partnership payments (mainly for transport infrastructure), excluding funding in 4 above.
7. Refers to adjustments largely of a non-policy nature, primarily changes in interest paid on borrowings, changes in depreciation, growth funding, swaps, deferrals and administered revenue.
8. Includes projects such as Gateway Upgrade North, Toowoomba Second Range Crossing, Warrego Highway and other road projects co-funded by Australian Government revenue referred to in 6 above.
9. Refers to capital movements including finance leases, the change in timing of capital payments including swaps, deferrals, capital payables and receivables and changes in inventories and depreciation.

Budget Strategy and Outlook 2014-15 7

Australian Government payments

The 2014-15 Commonwealth Budget included increases in infrastructure funding to the states over the forward estimates. However, it also incorporated significant reductions in other funding, including the early cessation of a number of intergovernmental agreements.

The key changes in relation to National Partnership (NP) funding for 2014-15 include:

- $1.132 billion for infrastructure funding across the State in 2014-15. This figure includes increased funding for the Toowoomba Second Range Crossing and the Bruce and Warrego Highway upgrades
- the early cessation of a number of NP agreements, including the Certain Concessions for Pension Concession Card and Senior Card Holders (costing $223.2 million over the four years to 2017-18), Preventative Health (costing $43.9 million over the four years to 2017-18), Training Places for Single and Teenage Parents (funding terminating in 2013-14 instead of 2014-15) and Improving Public Hospital Services (terminating from 1 July 2015)
- the deferred commencement of the Adult Public Dental Services NP agreement until June 2015.

The timing of revenue and expenditure in relation to natural disasters continues to significantly impact Queensland's headline fiscal balance. Table 1.4 outlines the impact of natural disaster arrangements on Queensland's fiscal balance, and shows the impact is especially large in 2013-14 and 2015-16.

Table 1.4
Impact of Natural Disaster Relief and Recovery Arrangements funding on the fiscal balance[1,2]

	2013-14 $ million	2014-15 $ million	2015-16 $ million	2016-17 $ million	2017-18 $ million
Published fiscal balance	(6,083)	(2,271)	862	508	883
less Disaster revenue[3]	..	2,133	1,895	499	..
add Disaster expenditure	3,583	1,815	232	..	..
Underlying fiscal balance	**(2,500)**	**(2,589)**	**(801)**	**9**	**883**

Notes:
1. Numbers may not add due to rounding.
2. Excludes loans provided through the State which do not impact the fiscal balance.
3. Once advance funding has been fully utilised, revenues are expected to be received in the financial year following the delivery of the works to which it relates.

NDRRA expenditure in 2013-14 is estimated to be $353 million less than the comparable MYFER estimate.

Disaster relief and recovery expenditure in 2014-15 is expected to be $191 million more than forecast in the 2013-14 MYFER, with revenue $756 million less in 2014-15.

8 Budget Strategy and Outlook 2014-15

Revenue in 2015-16 and 2016-17 is projected to be $1.295 billion greater than forecast in MYFER, primarily because of revisions as to the quantum and timing of claims. The cost of all disasters, including Tropical Cyclone Ita, is $5.63 billion over the period 2013-14 to 2015-16. The Queensland Government is continuing to gather the evidence required to ensure that NDRRA expenditure meets the Australian Government’s eligibility requirements to ensure Queensland gets its fair share. Should the Australian Government fail to fully reimburse Queensland for these disaster works, the impact of disasters over the forward estimates will be worse than that indicated in Table 1.4.

Cash Flows and Balance Sheet

General Government sector

Cash surplus/(deficit)

The General Government sector is expected to record a cash deficit in 2013-14 of $6.443 billion, compared to a $7.342 billion deficit forecast in the MYFER. The smaller than expected cash deficit primarily reflects both reduced recurrent and capital expenditure.

A cash deficit of $2.342 billion is expected for the General Government sector in 2014-15, with a cash surplus of $958 billion in 2015-16, followed by cash surpluses in each of the following years.

Capital purchases

General Government purchases of non-financial assets (capital spending) in 2013-14 are estimated to be $6.634 billion. This is $485 million less than forecast in the MYFER, largely due to a range of deferrals associated with health and transport infrastructure. General Government capital purchases of $5.972 billion are budgeted for 2014-15, slightly higher than the $5.944 billion forecast in the 2013-14 MYFER. Budget Paper 3 – Capital Statement provides details of budgeted 2014-15 capital outlays by portfolio. Over the period 2014-15 to 2017-18, purchases of non-financial assets in the General Government sector of $22.758 billion are planned.

Borrowings

Gross borrowings (the stock of borrowings outstanding as stated in the Balance Sheet) of $44.979 billion at 30 June 2014 are $740 million less than forecast in the 2013-14 MYFER due to the lower net borrowings being partly offset by additional finance leases. Net borrowings of $3.107 billion are budgeted for 2014-15, with the $1.489 billion deterioration since 2013-14 MYFER driven by the same factors as the deterioration in the fiscal balance. Net borrowing requirements improve significantly across the forward estimates, leading to a stabilisation of debt.Over the Budget and forward estimates

Budget Strategy and Outlook 2014-15 9

period, total General Government net borrowings of $1.962 billion are planned. Gross borrowings are expected to remain stable at around $48 billion over 2014-15 to 2017-18 which would represent the first stabilisation in General Government gross borrowings since 2006-07.

The net borrowing requirement differs from that implied by the fiscal balance each year due to new finance leases, the reinvestment of earnings on financial assets, equity injections to Public Non-financial Corporations (PNFC) entities and the non-cash nature of some items in the Operating Statement.

Public Non-financial Corporations sector

The PNFC sector is comprised of the State’s commercial entities, such as those that operate in the energy, transport and water industries. Further detail on the PNFC sector is provided in Chapter 7.

The PNFC sector is expecting net borrowings of $246 million in 2013-14, down from the $329 million 2013-14 MYFER estimate, reflecting lower capital spending in the sector. Gross borrowings in the PNFC sector of $31.143 billion are projected at 30 June 2014, slightly below the MYFER estimate of $31.249 billion.

Non-financial Public sector

The Non-financial Public (NFP) sector is the combination of the General Government and PNFC sectors, with transactions between these sectors being eliminated. Gross borrowings of $76.123 billion are projected at 30 June 2014 in the NFP sector, $845 million less than the 2013-14 MYFER estimate. By 2014-15, borrowings are expected to reach $79.956 billion, $6.37 billion less than the comparable 2014-15 estimate published in the Interim Report of the Queensland Independent Commission of Audit.

Purchases of non-financial assets (capital spending) of $9.754 billion are expected in the NFP sector in 2013-14, $1.418 billion less than the 2013-14 MYFER estimate. This decrease is largely due to deferred capital expenditure particularly in the areas of health and transport as well as reductions in the capital program of the electricity and rail sectors of the PNFC sector.

Gross NFP sector borrowings of $79.956 billion are expected at 30 June 2015, $480 million above the 2013-14 MYFER forecast of $79.476 billion, reflecting a slightly higher borrowing requirement in the General Government sector. However, gross NFP sector debt estimates in the 2014-15 Budget are lower than the 2013-14 MYFER estimate for 2013-14 and 2016-17, and lower in all years relative to the 2013-14 Budget. As outlined in Table 1.5, gross borrowings are expected to reach $80.619 billion at

30 June 2016, $9.219 billion lower than the comparable Queensland Independent Commission of Audit Interim Report estimate. The slight increase in the level of debt over the remainder of the forward estimates period reflects additional borrowings by the

10 Budget Strategy and Outlook 2014-15

PNFC sector, for which there is an identifiable revenue stream to service the debt. In contrast, the rapid accumulation of debt in recent years has been due to additional borrowings in the General Government sector, for which there is no separate revenue stream to service the debt (other than the Consolidated Fund).

Table 1.5
Non-financial Public sector – revisions to gross borrowings

	2013-14 $ million	2014-15 $ million	2015-16 $ million	2016-17 $ million	2017-18 $ million
CoA Interim Report[1]	82,293	86,326	89,838	93,277	96,268
2013-14 MYFER	76,968	79,476	80,416	81,454	n/a
2014-15 Budget	76,123	79,956	80,619	81,234	82,070
Reduction since CoA	**6,170**	**6,370**	**9,219**	**12,043**	**14,198**

Note:
1. Queensland Independent Commission of Audit (CoA) Interim Report borrowing numbers have been adjusted to ensure comparability with the 2013-14 MYFER and 2014-15 Budget.

Budget Strategy and Outlook 2014-15 11

Chart 1.1 illustrates that NFP sector borrowing estimates are broadly similar to the 2013-14 MYFER. Borrowing, while still growing, is at levels significantly below the Queensland Independent Commission of Audit projections which were prepared in 2012 on a no-policy change basis.

Further, Chart 1.1 shows that after 2014-15, borrowings grow slowly rising by around $2.1 billion over the period 2014-15 to 2017-18.

Chart 1.1 1 Non-financial Public sector gross borrowings

2014-15 Budget 2013-14 MYFER Commission of Audit

100,000

95,000

90,000

million 85,000 $ 80,000

75,000

70,000

65,000

2012-13 2013-14 2014-15 2015-16 2016-17 2017-18

Note:

1. Queensland Independent Commission of Audit Interim Report borrowing numbers have been adjusted to ensure comparability with the 2013-14 MYFER and 2014-15 Budget.

12 Budget Strategy and Outlook 2014-15

Debt still high compared to other jurisdictions

During the period 2005-06 to 2012-13, Queensland’s debt increased from $18 billion to $69 billion, with the previous Government anticipating borrowing would reach $85 billion in 2014-15. The majority of the increase in debt has occurred in the General Government sector, rather than the PNFC sector. The key driver of the debt increase has been the accumulation of fiscal deficits of $36.7 billion between 2006-07 and 2012-13. Debt is forecast to grow more slowly over the forward estimates, as a result of the Government returning to a fiscal surplus in 2015-16. While achieving a fiscal surplus effectively means the General Government sector is not expected to assume additional debt, a significant reduction in debt levels is not projected under current policy settings. A relevant consideration is how Queensland’s debt compares to other Australian states, since comparison to peers is taken into account for ratings agency assessments. Queensland’s level of debt is around $15,000 per person. This is almost 80% higher than the average of the other states of $8,335 per person (at 30 June 2013).

The NFP sector debt to revenue ratio of all States (excluding Queensland) is estimated to be 83% in 2016-17 compared to 130% in Queensland, see Chart 1.2. Most States have experienced a rapidly increasing debt to revenue ratio over the period 2009-10 to 2014-15 from where the ratio plateaus.

Budget Strategy and Outlook 2014-15 13

Chart 1.2 1 Interstate Comparison of Debt to Revenue Ratios , 2009-10 to 2017-18

New South Wales Victoria Queensland

South Australia Western Australia

160 140 120

100% 80

60 40 20

0

2009-10 2010-11 2011-12 2012-13 2013-14 2014-15 2015-16 2016-17 2017-18

Note:

1. Borrowings divided by total revenue (NFPS).

Sources: ABS 5512.0, Report on State Finances, State Budgets for Victoria and Western Australia and Mid Year Reviews for New South Wales and South Australia.

Strong Choices

In April 2014, the Strong Choices campaign was launched to provide Queenslanders with access to information to have their say about reducing Queensland’s debt. A centrepiece of this campaign was Australia’s first interactive ‘People’s Budget’. Ultimately, more than 70,000 Queenslanders have taken part in the Strong Choices campaign, with over 55,000 Queenslanders submitting their own People’s Budget, outlining their saving and spending priorities.

14 Budget Strategy and Outlook 2014-15

Following this unprecedented public consultation process, the Government has issued a draft plan to address Queensland’s $80 billion debt problem. The Government is proposing a program of transactions, including long-term leases, asset sales, and an innovative option of structured private sector financing, where the Government will retain ownership of the asset and some of the dividends, with private sector funding of debt and further capital expenditure.

At their current book value, the assets proposed for divestment could potentially deliver

$33.6 billion. Three-quarters of this – $25 billion – would be used to reduce State debt.

This would result in the debt estimate in 2017-18 of $82 billion being around $57 billion. However, this estimate depends upon the final detail of the transactions. The remaining quarter of the value of asset divestments would be deposited in a number of investment funds and projects to help grow the State’s economy now and for future generations. Following a further round of public feedback on the proposed infrastructure investment, the Government will issue a final plan for debt reduction and infrastructure investment in September 2014. However, no plans will be implemented before the Government seeks a mandate at the next State election. Accordingly, the proposed asset divestments and associated infrastructure spending has not been incorporated into the 2014-15 Budget figures.

Further detail on the Government’s plans is available in the Draft Action Plan at www.strongchoices.qld.gov.au.

Budget Strategy and Outlook 2014-15 15

FISCAL STRATEGY AS A GUIDING PRINCIPLE FOR POLICY

The Government implemented significant fiscal reforms in both the 2012-13 and 2013-14 Budgets. Without this reform, the Government would not have been as well placed to meet the costs associated with the rebuilding task arising from all natural disasters. However, the extent of the disaster repairs and continued weakness in global economic conditions has created further fiscal challenges for Government.

Net measures since the election in March 2012 are expected to deliver savings of $7 billion in the General Government sector over the period 2012-13 to 2015-16. The 2014-15 Budget consolidates fiscal repair and demonstrates that announced measures are showing results, albeit under the burden of high levels of debt and weak revenue conditions.

The Government has demonstrated its ability to manage expenditure, with total expenses in 2013-14 estimated to be around $1.5 billion lower than in the 2013-14 MYFER. It is estimated that total operating expenses in 2013-14 will be only 2.2% above 2012-13. Ongoing monitoring of Government activity and a disciplined approach to expenditure will ensure that forecast savings continue to be met across the forward estimates.

16 Budget Strategy and Outlook 2014-15

Improvements in Key Measures of Queensland's Fiscal Position

Chart 1.3 shows the improvement in the General Government fiscal balance over the period 2012-13 to 2015-16 following all Government decisions up to and including this Budget. In the absence of these decisions, the fiscal balance over the period would, in aggregate, be around $7 billion worse.

Chart 1.3
General Government sector fiscal balance, 2014-15 Budget



Without measures
2014-15 Budget
$ million
2,000
0
-2,000
-4,000
-6,000
-8,000
-10,000
2012-13
2013-14
2014-15
2015-16
$952M
$2.35B
$1.94B
$1.77B

Borrowings

As a result of the Government's fiscal repair efforts, there has been a significant improvement in borrowing projections since the Queensland Independent Commission of Audit Interim Report. As mentioned earlier, borrowings are now projected to be approximately $6.4 billion less in 2014-15 and around $9.2 billion less in 2015-16 than outlined in the Queensland Independent Commission of Audit Interim Report (comparable figure).

As can be seen in Chart 1.4, Queensland's debt to revenue ratio has improved since the Queensland Independent Commission of Audit Interim Report and falls substantially over the forward estimates reflecting a stabilisation of debt, as a result of the Government's fiscal repair efforts, and growth in revenue.

Budget Strategy and Outlook 2014-15 17

Chart 1.4 Debt to revenue ratio

Queensland Independent Commission of Audit Interim Report to 2014-15 Budget

2014-15 Budget 2013-14 MYFER Commission of Audit Interim Report

155%

150%

145% Ratio reduced by 16 percentage points

140% 135% 130% 125%

120%

2012-13 2013-14 2014-15 2015-16 2016-17

Queensland Governments previously have placed a significant emphasis on the ratio of net financial liabilities to revenue, partly reflecting the prominence of this measure in Standard and Poor’s credit rating reports.

More recently, Standard and Poor’s has placed less emphasis on the ratio of net financial liabilities to revenue as a key metric of its assessment of debt burden. Superannuation liabilities, which are a key component of net financial liabilities, are required by Australian Accounting Standards to be valued with reference to Australian Government long term bond yields. As bond yields remain subdued, the accounting value of superannuation liabilities has increased substantially. Standard and Poor’s has noted that the rise in the valuation of superannuation liabilities has not reflected a material shift in the economic position of the liabilities. In conjunction with concerns about the interstate comparability of valuation estimates across the Budget period, Standard and Poor’s has shifted its focus to the ‘debt burden’ assessment of the NFP sector debt to revenue ratio and NFP sector interest to revenue ratio.

18 Budget Strategy and Outlook 2014-15

Fiscal Principles

Principle 1 – Stabilise then significantly reduce debt

A debt to revenue ratio shows the affordability of a jurisdiction’s debt levels and consequently is the key fiscal measure supporting a fiscal sustainability objective. For this reason, some form of debt to revenue ratio features in all major ratings agency methodologies and is usually a feature of any government’s fiscal principles. Queensland’s debt to revenue ratio is expected to peak at 146% in 2013-14 (compared to 150% in the 2013-14 Budget and 148% in the 2013-14 MYFER). This ratio is expected to fall gradually across the forward estimates to reach 128% in 2017-18. However, this will still be substantially higher than other jurisdictions.

Principle 2 – Achieve and maintain a General Government sector fiscal balance by 2014-15

The Queensland Independent Commission of Audit’s Interim Report emphasised that fiscal repair requires realigning recurrent and capital spending so that it can be fully funded from recurrent revenue. The achievement of an operating surplus in itself is not sufficient for Government to attain fiscal sustainability or maintain or improve its credit rating given the impact of capital investment on the debt position.

Borrowing should not be undertaken for the maintenance of the existing capital base. This means that Government needs a minimum of a balanced operating position (depreciation and maintenance are expensed) with any operating surplus used to fund new capital expansion. The size of that surplus should be determined by the appropriate size of the capital program and the sustainability of current debt levels.

While it is arguably appropriate to borrow for new essential infrastructure when debt levels are manageable, they are currently too high. Accordingly, the fiscal balance has replaced the operating balance as the primary fiscal target of the Government. The scale of natural disasters, timing of NDRRA payments and revenue write-downs means that it is not expected to be possible to achieve a fiscal surplus in 2014-15. A fiscal deficit of $2.271 billion (or 4.5% of General Government revenue) is estimated for 2014-15.

While the 2014-15 Budget includes a small net spend on measures, disciplined ongoing expenditure management and the implementation of past savings measures are driving improvement in Queensland’s fiscal position, with a fiscal surplus estimated in 2015-16. Fiscal surpluses also are projected for the remainder of the forward estimates period.

Budget Strategy and Outlook 2014-15 19

Principle 3 – Maintain a competitive tax environment for business

Queensland has a competitive tax environment for business. Queensland’s General Government taxation revenue as a percentage of gross state product has fallen over the past decade (in part reflecting the relative weakness in the property sector and the abolition of state taxes under the Intergovernmental Agreement on Federal Financial Relations). Queensland’s tax take, on a per capita basis, also continues to be significantly less than the average of the other states. In 2014-15, it is estimated that Queensland’s taxation per capita will be $536 per capita less than the average of other jurisdictions.

Principle 4 – Target full funding of long term liabilities such as superannuation in accordance with actuarial advice

One of the enduring features of Queensland public finance has been setting aside funding, on an actuarially determined basis, to meet long term employee entitlements – most notably superannuation and long service leave.

Uniquely, despite the very difficult climate in investment markets over recent years, Queensland’s superannuation liabilities remain fully funded as per the last formal actuarial valuation.

20 Budget Strategy and Outlook 2014-15

ACHIEVEMENT OF FISCAL PRINCIPLES

The Government's fiscal consolidation efforts have also allowed it to make significant progress in the achievement of its fiscal principles. Table 1.6 outlines the Government's progress against its fiscal principles. While a fiscal surplus is not currently estimated for 2014-15, the Government remains on target to achieve a surplus in 2015-16.

Table 1.6
The fiscal principles of the Queensland Government

Principle	Indicator		
	Debt to Revenue Ratio		
		2013-14 MYFER per cent	*2014-15 Budget per cent*
Stabilise then significantly reduce debt (Non-financial Public sector)	2013-14	148	146
	2014-15	137	141
	2015-16	137	134
	2016-17	134	130
	2017-18	n/a	128
	General Government Fiscal Balance		
		2013-14 MYFER ($ million)	*2014-15 Budget ($ million)*
Achieve and maintain a General Government sector fiscal balance by 2014-15	2013-14	(7,604)	(6,083)
	2014-15	(664)	(2,271)
	2015-16	696	862
	2016-17	598	508
	2017-18	n/a	883
	Taxation revenue per capita, 2014-15		
Maintain a competitive tax environment for business	Queensland:		$2,601
	Average of other states and territories:		$3,137
Target full funding of long term liabilities such as superannuation in accordance with actuarial advice	As at last actuarial review (released June 2011), accruing superannuation liabilities were fully funded. The State Actuary reviews the scheme every three years. The next review is expected later in 2014.		

Budget Strategy and Outlook 2014-15 21

Box 1.1

Queensland Independent Commission of Audit Update on implementation of recommendations

The Independent Commission of Audit was established in 2012 to review the Queensland Government’s financial position, and to make recommendations on: strengthening the Queensland economy improving the State’s financial position, including regaining a AAA credit rating ensuring value for money in the delivery of frontline services.

The Commission’s Final Report was tabled in the Queensland Parliament in April 2013 along with the Government’s response to its recommendations, A Plan: Better Services for Queenslanders, in which the Government accepted the overwhelming majority of the Commission’s recommendations. For details on the Government’s response to the Commission’s Final Report, see A Plan – Better Services for Queenslanders: www.treasury.qld.gov.au/coa-response/. The Queensland Government has already delivered significant improvements in service delivery and value for money. Prominent examples from latest information show: The social housing wait list has been reduced through public and private housing solutions that assist customers according to their needs, including assisting customers into the private rental market. This has decreased the long term social housing waiting list by 37% over the last two years.

The average time between ambulance dispatch and next job availability has been reduced by

18.75% since March 2012 and ambulance response time within which 90% of Code 1 cases were attended improved by 66 seconds in the same period for the Metro North and South regions.

Statewide, the number of Category 1 patients waiting more than 30 days for surgery has been cut by 83% over the last two years and the number of Category 2 patients waiting more than 90 days for surgery has been cut by 69% in the same period.

Elective surgery long-wait lists have been reduced through a range of initiatives, including clinical service redesign, a Statewide operating room management information system and an SMS reminder system for outpatient appointments. There are 57% fewer patients waiting longer than the recommended time for elective surgery compared with six months ago. The number of long-wait dental patients has been reduced by 98.5% in the last 14 months through expansion of the dental voucher scheme, which allows patients to access quality dental healthcare through the public and private systems.

Low risk community groups no longer need to obtain a liquor permit for local fundraising activities, such as school fetes, which has significantly reduced red tape and saved time and money for communities groups and schools. Nearly two-thirds of Queensland community organisations benefit from this initiative. In addition, the Government has created a saving in manual processing, with a 54% reduction in permit applications in the past year Queensland Rail (QR) has improved and maintained its on-time running performance over the past two years. QR reviewed its business and timetable to deliver an extra 200 services each weekday in South East Queensland. Since the new timetable was implemented, an extra 27,000 trips a week have been taken.

For more information, see Queensland’s Renewal Program: Achievements, January-March 2014

Quarterly Update http://www.premiers.qld.gov.au/publications/categories/reports/renewal.aspx.

22 Budget Strategy and Outlook 2014-15

The implementation task for the Commission’s recommendations is considerable. Of the 155 recommendations, 118 were accepted, with 13 noted, 6 not accepted and 18 under further consideration. The approach to the delivery of recommendations is generally one of value-adding, rather than compliance, and is dependent on several key enablers including moving to ICT as a service, securing benefits from better procurement and strategic sourcing, budget and financial planning reforms and modernising the Government’s employment framework. The recommendations are being implemented in a careful and measured way, with many recommendations due for completion from 2015 onwards.

Through these initiatives, the Government is transitioning to be an enabler of service delivery rather than a provider. It is focused on providing the best and most efficient access, quality and timeliness of services to the Queensland community, with one of the key challenges for Queensland being to lift its productivity performance to sustain the economic growth which will improve living standards for its citizens.

A significant amount of preparatory work is currently being undertaken to ensure the best outcomes for these recommendations. This includes ensuring the Government possesses the necessary capability and skills to enable the provision of sustainable services that meet the needs of Queenslanders.

Many of the activities being undertaken relate to contestability, a process whereby Government tests the market to ensure it is providing the public with the best possible solution at the best possible price. The Commission identified contestability as a means to provide better value for money in the delivery of front-line services as it encourages more efficient and innovative service delivery, whether by the public, private or not-for-profit sector.

The Government will continue to implement its renewal initiatives in a balanced and measured way, to drive further improvements in the efficiency and productivity of public services. This means Queenslanders will continue to receive better services, As a general principle, realisable savings from renewal initiatives are being re-invested back into improved service delivery (quantity and quality), thereby relieving the Budget of other funding pressures.

Budget Strategy and Outlook 2014-15 23

24 Budget Strategy and Outlook 2014-15

2	ECONOMIC PERFORMANCE AND OUTLOOK

FEATURES

The Queensland economy is expected to be the fastest growing of all the states from next year, with Gross State Product (GSP) forecast to rise 3% in 2014-15 and 6% in 2015-16, stronger than the 2 1/2% and 3% growth forecast nationally over the same period.

Economic growth in Queensland’s major trading partners (MTP) is expected to improve, underpinned by strong growth in non-Japan Asia. However, fiscal consolidation in some major economies, the unwinding of quantitative easing in the US and rebalancing of growth in China are likely to see Queensland MTP growth remain below trend over the forward estimates. The Queensland economy is now entering a period of transition, as the investment phase of the large liquefied natural gas (LNG) projects starts to wind down and the production and export phase begins.

Supported by sustained low interest rates, rising asset prices and a lower exchange rate, economic growth in 2013-14 is expected to be underpinned by household consumption growth, a recovery in dwelling investment and a significant contribution from net exports.

However, as construction of the major LNG projects approaches completion, business investment is expected to fall and economic growth ease to 3% in 2013-14, compared with 3.6% in the previous year.

In 2014-15, the continuation of supportive monetary policy and a stronger property price outlook are forecast to drive stronger growth in household consumption and dwelling investment. However, as LNG construction winds down, a sharp fall in business investment will keep GSP growth at 3%. The ramp up in LNG production is expected to underpin a surge in overseas exports of 22 1/2% in 2015-16 which, combined with an improved domestic sector, is forecast to boost economic growth to an 11-year high of 6%. Employment growth has picked up during the course of 2013-14, supported by some recovery in the labour-intensive household sector. This recovery is expected to support further improvement in labour market conditions in 2014-15 and beyond. However, while employment growth is forecast to strengthen, it is expected to remain below its long-run average over the forecast period, as domestic demand growth remains subdued.

As employment opportunities improve, so too will labour force participation, as potential workers are encouraged back into the labour market. This, combined with the realignment of skills across the economy following the mining construction boom, will limit downward pressure on the unemployment rate, which is forecast to fall gradually to 5 1/2% by 2016-17.

Budget Strategy and Outlook 2014-15 25

EXTERNAL ENVIRONMENT

International conditions

Economic growth in Queensland's major trading partners is estimated to be 3½% in 2014, slightly stronger than the 3.3% growth recorded in 2013. Fiscal consolidation in a number of major economies and the unwinding of quantitative easing in the US is likely to constrain the pace of global growth in the short to medium term. Driven by strong growth in non-Japan Asia, major trading partner growth is expected to accelerate modestly to 3¾% from 2015, although remain well below the average annual growth of around 4.5% recorded in the decade preceding the Global Financial Crisis (GFC).

Table 2.1
Queensland's major trading partners' economic outlook[1]

	Actual	Forecasts				
	2013	2014	2015	2016	2017	2018
Major trading partners	**3.3**	**3½**	**3¾**	**3¾**	**3¾**	**3¾**
Non-Japan Asia	4.8	5	5¼	5½	5½	5½
China	7.7	7¼	7¼	7	7	6¾
India[2]	4¾	5½	6	6½	6¾	7
Japan	1.5	1¼	1¼	1¼	1½	1½
Europe	0.1	1½	1¾	1¾	1¾	1¾
US	1.9	2½	3	3	2¾	2½

Notes:
1. Annual % change. Decimal point figures indicate an actual outcome.
2. India's economic growth profile is on a fiscal year basis (April to March).

Sources: Consensus Economics and Queensland Treasury and Trade.

The US economy continues to grow, supported by substantial monetary policy stimulus. In late 2013, the US Federal Reserve (the Fed) announced a tapering of its quantitative easing program and, despite ongoing uncertainty, the impact on financial market conditions has been largely as expected. Monetary policy remains extremely accommodative and short term interest rates are expected to be maintained near zero for some time following the completion of the asset purchasing program.

While longer term inflation expectations remain stable, the Fed continues to balance the need for stimulus with the concern that low interest rates for too long will eventually create imbalances in financial markets.

Accompanied by a substantial decline in labour force participation, the unemployment rate in the US has fallen from 10.0% in October 2009 to 6.3% in April 2014.

26 Budget Strategy and Outlook 2014-15

Despite adverse weather conditions which slowed economic growth in the first quarter, the US economy is forecast to grow 2 1/2% in 2014, accelerating from the 1.9% growth recorded in 2013. Growth should be aided by increased personal consumption as higher asset prices add to personal wealth. Further, corporate profits are rising, while the US housing sector, an integral component of the recovery, is likely to improve at a modest pace in 2014. Activity is forecast to strengthen further in 2015, as housing starts and business investment accelerate, although growth is forecast to be less pronounced than in previous recoveries.

In China, Queensland’s largest trading partner, the economy is transitioning from a phase of investment and export led growth to one with a greater focus on domestic consumption. The primary objectives of this transition are to promote sustainable economic growth, raise overall wealth and wellbeing, manage pollution and deal with corruption.

China’s 2014 GDP growth forecast remains slightly below the Government’s 71/2% growth target. Growth is expected to moderate slightly in coming years, as the rebalancing of the economy is likely to result in a slower pace of economic expansion than that recorded over the last decade. Speculation around the ability of some local governments to service an increasing stock of debt, the sustainability of infrastructure spending and elevated real estate prices are key risks to the outlook.

In Japan, economic growth has been weak, averaging just 0.8% per annum over the past decade. Since 2007, Japan has experienced a declining population which has also constrained economic growth. In response to ongoing deflation concerns, the Japanese Government implemented substantial fiscal and monetary stimulus packages, aiming to kick-start the economy and lift the inflation rate towards the Bank of Japan’s 2% target. Despite these packages, economic activity is expected to slow to 1 1/4% in 2014 and 2015, largely as a result of continued unwinding of disaster reconstruction spending and the implementation of a two-step increase in consumption tax in these years. In the medium to longer term, Japan’s recovery is contingent upon the success of proposed structural reforms and ongoing productivity gains.

Korea’s economic growth prospects are closely linked to its trade performance, and therefore, the global recovery. Growth is expected to pick up in coming years, from the 3% growth in 2013, as demand for Korea’s exports increases with the recovery in advanced economies. Further ahead, Korea’s economic growth prospects are also dependent on the outcome of plans to rebalance the economy by stimulating domestic consumption and investment and reducing its dependence on exports.

Confidence in a recovery in Europe continues to broaden, although output remains below pre-GFC levels. March quarter 2014 marked the fourth consecutive quarter of modest growth in the Eurozone, following one and a half years of contraction. The recovery is expected to continue in 2014, driven by Europe’s largest economy, Germany. Also, fears around the scale of sovereign risk have abated somewhat.

Budget Strategy and Outlook 2014-15 27

However, high unemployment and debt levels remain key risks to the Eurozone economies, and the current recovery remains fragile. Like its US counterpart, the European Central Bank (ECB) has indicated its intention to maintain stimulus. Importantly, the current deflationary pressure in Europe may prompt the ECB to step up its monetary easing.

National conditions

As is the case with the Queensland economy, Australian Treasury considers that the Australian economy is in the midst of a major transition away from growth led by investment in resources projects to broader based drivers of activity. Australian Treasury forecasts that gross domestic product (GDP) will continue to grow slightly below trend at 2½% in 2014-15, before accelerating to near trend growth of 3% in 2015-16.

Households are expected to respond to low interest rates and increases in wealth, leading to a gradual recovery in household consumption growth over the forecast period and strong growth in dwelling investment over the near term. However, business investment is expected to fall, with resources investment passing its peak and non-resources businesses still waiting for a clearer indication of stronger demand before investing. Strong growth in resources exports is expected to result in a significant contribution to growth from net exports.

With employment growth remaining subdued, the national unemployment rate is expected to rise further to 6¼% by mid-2015 and remain at that level through to mid-2016. Consumer price inflation is expected to remain contained, with wage pressures remaining moderate.

Table 2.2
Economic forecasts, Australia

	Outcome[1]	Forecasts		
	2012-13	2013-14	2014-15	2015-16
GDP[2]	2.6	2¾	2½	3
Employment[3]	1.2	¾	1½	1½
Unemployment rate[4]	5.6	6	6¼	6¼
Inflation[5]	2.4	3¼	2¼	2½
Population[6]	1¾	1¾	1¾	1¾
Terms of trade[7]	-9.8	-5	-6¾	-1¾

Notes:
1. Calculated using original data unless otherwise indicated. Decimal point figures indicate an actual outcome.
2. Chain volume measure, percentage change on previous year.
3. Seasonally adjusted, through-the-year growth rate to the June quarter.
4. Seasonally adjusted rate for the June quarter.
5. Through-the-year growth rate to the June quarter.
6. Through-the-year growth to 31 December.
7. Percentage change on previous year.

Sources: ABS 3101.0 and Australian Government Budget, 2014-15.

28 Budget Strategy and Outlook 2014-15

Assumptions

Forecasts for the Queensland economy are based on a number of assumptions, including the Reserve Bank of Australia’s (RBA) monetary policy stance, the A$ exchange rate and seasonal conditions over the forecast period: in line with market expectations, the easing cycle in the official cash rate is assumed to have concluded. The official cash rate is anticipated to move gradually toward a more neutral policy setting from 2015 the A$ depreciated in 2013-14, but remains high by historical standards. With a weakening outlook for resource investment and associated capital inflows, the exchange rate is expected to continue to decline, albeit at a slower pace, given monetary policy in the US is expected to remain highly accommodative for the foreseeable future dry seasonal conditions, and other adverse weather events relating to an expected El Nino weather pattern, have been factored into estimates of agricultural exports in 2014-15. Seasonal conditions are assumed to gradually improve from 2015. This chapter ends with a discussion of the risks related to the global economy, financial markets and other assumptions driving the Queensland outlook.

Budget Strategy and Outlook 2014-15 29

QUEENSLAND ECONOMY

Summary of conditions and outlook

The Queensland economy is forecast to grow 3% in 2014-15 and 6% in 2015-16, stronger than the 2 1/2% and 3% growth forecast nationally over the same period. Economic growth in Queensland in 2011-12 and 2012-13 was driven by the unprecedented levels of business investment associated with major LNG and coal projects and, in 2012-13, growth in household consumption and exports. The Queensland economy is now entering a period of transition as the investment phase of the large LNG projects nears completion and the production and export of LNG begins. Supported by sustained low interest rates, rising asset prices and a lower exchange rate, economic growth in 2013-14 is expected to be underpinned by household consumption growth, a recovery in dwelling investment and a significant contribution from net exports. However, as construction of the major LNG projects nears completion, business investment is expected to fall and see overall economic growth ease to 3% in 2013-14, compared with 3.6% in the previous year.

In 2014-15, a continuation of accommodative monetary policy and an improved property price outlook are forecast to support stronger growth in household consumption and dwelling investment. However, this will not be sufficient to offset further significant falls in business investment as LNG construction winds down. Although state final demand is expected to fall with reduced business investment, GSP will grow by 3% as a result of increased net exports.

The ramp up in LNG production is forecast to lead to a surge in overseas exports of 22 1/2% in 2015-16 which, combined with improvement in the domestic sector, is forecast to boost economic growth to an 11-year high of 6% in that year. Subsequently, growth is expected to settle back to 4% in 2016-17 – around its long-run average – reflecting a more even contribution from all components of GSP. Table 2.3 shows key economic forecasts and projections for Queensland, while Chart 2.2 shows the contributions to growth in Queensland’s gross state product.

Employment growth has picked up during the course of 2013-14, supported by some recovery in the labour-intensive household sector. This recovery is expected to support a further strengthening in employment growth in 2014-15 and beyond. This, in turn, is expected to drive a steady improvement in the unemployment rate, from 6% in 2013-14 to 5 1/2% in 2016-17.

While devastating for affected communities, the economic impact of Tropical Cyclone Ita is estimated to be far less than the detraction of around one-quarter of a percentage point from GSP growth in 2012-13 associated with ex-Tropical Cyclone Oswald. The main sector impacted by Tropical Cyclone Ita was the agricultural sector.

30 Budget Strategy and Outlook 2014-15

On the basis of the most recent forecasts published by other jurisdictions, the Queensland economy is not only expected to grow faster than the national economy as a whole in both 2014-15 and 2015-16, but also faster than all other states (see Chart 2.1).

Table 2.3 1 Economic forecasts/projections, Queensland

Outcome Estimate Forecasts Projection 2012-13 2013-14 2014-15 2015-16 2016-17 2017-18

Gross State product 3.6 3 3 6 4 3 1/2

Employment 0.3 1 1/2 2 2 1/4 2 1/2 2 1/2 Unemployment rate 5.9 6 6 5 3/4 5 1/2 5 1/4 Inflation2 2.0 2 3/4 2 3/4 2 1/2 2 1/2 2 1/2 Wage Price Index 3.0 2 3/4 3 3 1/4 3 1/2 3 1/2 Population 2.0 1 3/4 2 2 2 2

Notes:

1. Annual % change, except for unemployment rate. Decimal point figures indicate an actual outcome. 2. Does not include any allowance for the repeal of the carbon tax.

Sources: ABS 3101.0, ABS 5220.0, ABS 6202.0, ABS 6345.0, ABS 6401.0 and Queensland Treasury and Trade.

Chart 2.1 1 Economic growth, by state

WA QLD NSW VIC SA TAS 7

6
5	g e a n 4 ch

% 3 u al Ann 2 1

0

-1

2012-13 2013-14 2014-15 2015-16 2016-17

Note:

1. CVM, 2011-12 reference year. 2012-13 are actuals, 2013-14 onwards are forecasts/projections.

Sources: ABS 5220.0, various state Budgets, Mid-Year Review papers and Queensland Treasury and Trade.

Budget Strategy and Outlook 2014-15 31

Chart 2.2
Contributions to growth in Queensland's gross state product[1]


2012-13
2013-14
2014-15
2015-16
2016-17
8
6
4
2
0
-2
-4
-6
Annual % point contribution
Household consumption
Dwelling investment
Business investment
Public final demand
Overseas exports
Overseas imports
GSP

Note:
1. CVM, 2011-12 reference year. 2013-14 is an estimate and 2014-15 to 2016-17 are forecasts.

Sources: ABS 5206.0, 5220.0 and Queensland Treasury and Trade.

Household consumption

Household consumption growth softened in 2012-13. A significant fall in the terms of trade and weak labour market conditions constrained income growth to levels below those of the previous two years. This more than offset rising stock market prices and stronger population growth.

Similar influences are expected to see household consumption growth remain modest in 2013-14. Despite some improvement, labour market conditions remain subdued which, combined with weaker commodity prices, is offsetting the wealth effect associated with rising equity and property prices.

Over the forecast period, growth in household spending is expected to accelerate moderately, supported by a strengthening in employment conditions and a recovery in dwelling investment. Nevertheless, contained wages growth is likely to limit the pace of growth in aggregate disposable income, and therefore consumption.

32 Budget Strategy and Outlook 2014-15

Dwelling investment

Despite a small increase in new construction activity, overall dwelling investment declined for the sixth consecutive year in 2012-13. This was due to a sharp fall in alterations and additions, partly reflecting the completion of earlier disaster-related renovation activity, and slower income growth. With sustained low interest rates and an improved outlook for residential property prices, growth in new dwelling approvals accelerated in 2013, particularly for apartments in inner-city Brisbane. As a result, overall dwelling investment is expected to increase in 2013-14.

The recovery in the housing market is expected to continue in 2014-15, supported by low interest rates and the continuation of the Government's *Great Start Grant.* Increased activity by interstate and overseas investors is also expected, as recent large gains in Sydney house prices prompt investors to seek markets elsewhere. Beyond 2014-15, as the RBA moves to a more neutral monetary policy setting, dwelling investment growth is expected to moderate.

Chart 2.3
Dwelling investment[1] and approvals[2], Queensland


Dwelling investment (LHS)
Dwelling approvals (advanced 1 qtr, RHS)
50
40
30
20
10
0
-10
-20
-30
Annual % change
100
80
60
40
20
0
-20
-40
-60
Annual % change
Jun-87
Jun-90
Jun-93
Jun-96
Jun-99
Jun-02
Jun-05
Jun-08
Jun-11
Jun-14

Notes:
1. CVM, 2011-12 reference year, trend.
2. Quarterly, trend.

Sources: ABS 5206.0, 8731.0, and Queensland Treasury and Trade.

Budget Strategy and Outlook 2014-15 33

Business investment

The construction of three large LNG projects has resulted in unprecedented levels of business investment in Queensland. With the combined capital expenditure of these projects exceeding $60 billion during the construction phase, total non-dwelling construction has more than doubled over the three years to 2012-13.

Excluding LNG, business investment has been weak. In particular, subdued global economic conditions and spare capacity in the domestic economy have seen businesses defer purchases of machinery and equipment, while lower commodity prices have impeded the development of new resources projects. With LNG investment likely to have peaked, overall business investment is expected to decline in 2013-14.

Looking ahead, lower commodity prices will make further investment in resources outside of the LNG sector more difficult. Miners are currently focussing on improving productivity and consolidating their earlier large investments in production and transport infrastructure capacity and recent expansion. Growth in non-resources investment is expected to gradually strengthen, in line with improving household sector activity.

Nonetheless, with the staged completion of the LNG projects and their transition to production, overall business investment is expected to continue to fall, sharply in 2014-15 and more moderately in 2015-16, before returning to a more sustainable longer term growth path from 2016-17.

Chart 2.4
Private construction work yet to be done, by sector, and non-dwelling construction[1]


Non-residential (LHS)
Engineering (LHS)
Non-dwelling construction (RHS)
LNG project commencements
$ billion
$ billion
60
50
40
30
20
10
0
12
10
8
6
4
2
0
Dec-03
Dec-05
Dec-07
Dec-09
Dec-11
Dec-13

Note:
1. Nominal. Work yet to be done in stacked bar, original. Non-dwelling construction in line, trend.

Sources: ABS 8752.0, 8762.0 and 5206.0.

34 Budget Strategy and Outlook 2014-15

Table 2.4 1

Queensland economic forecasts , by component

Outcome Estimate Forecasts 2012-13 2013-14 2014-15 2015-16 2016-17

Economic output2

Household consumption 2.6 3 3 1/2 3 3/4 3 1/2 Private investment 5.1 - 1/2 -11 1/4 -2 1/4 4 1/4 Dwellings -7.0 4 9 1/2 6 5 Business investment 9.2 -2 1/2 -20 -7 3 1/2 Private final demand 3.4 1 3/4 -1 1/2 1 3/4 3 3/4 Public final demand -1.5 -1 1/2 - 3/4 - 3/4 1 State final demand 2.3 1 -1 1/4 1 1/4 3 1/4 Net overseas exports3,4 1 1/4 2 3/4 3 5 1/4 1 1/4 Overseas exports of goods and services 6.3 8 1/4 7 3/4 22 1/2 6 3/4 Overseas imports of goods and services4  1/2 -4 1/4 -6 3/4 2 3/4 3 3/4

Gross State Product 3.6 3 3 6 4

Other state economic measures

Inflation5 2.0 2 3/4 2 3/4 2 1/2 2 1/2 Wage Price Index 3.0 2 3/4 3 3 1/4 3 1/2 Employment 0.3 1 1/2 2 2 1/4 2 1/2 Unemployment rate (%, year-average) 5.9 6 6 5 3/4 5 1/2

Notes:

1. Unless otherwise stated, all figures are annual % changes. Decimal point figures indicate actual outcomes. 2. CVM, 2011-12 reference year. Components not separately reported are other investment (cultivated biological resources, intellectual property products and ownership transfer costs), the balancing item (including interstate trade and inventories) and the statistical discrepancy.

3. Percentage point contribution to growth in gross state product. 4. Adjusted for the imports of capital goods for major resource projects. 5. Does not include any allowance for the repeal of the carbon tax.

Sources: ABS 5206.0, ABS 5220.0, ABS 6202.0, ABS 6345.0, ABS 6401.0 and Queensland Treasury and Trade.

Public final demand

This Budget continues to unwind the legacy from the previous Government of excessive spending, high deficits and unsustainable debt. The resulting consolidation at the state level is combined with Australian Government fiscal tightening. Consequently, real public final demand (the sum of federal, state and local government consumption and investment) is forecast to decline over the three years to 2015-16, before returning to modest growth in subsequent years.

Budget Strategy and Outlook 2014-15 35

Overseas exports and imports

The volume of overseas goods exports is expected to grow by 9 1/4% in 2013-14. Strong growth in coal export volumes has been driven by demand from China, while exports of base metals have been supported by the ramp up of new mines. In the rural sector, drought conditions have driven strong growth in beef exports as farmers reduce herd sizes. Unfavourable growing conditions have contributed to lower cotton and crop exports.

Growth in the nominal value of overseas exports is expected to be lower than volume growth, predominantly due to falls in coal prices. In the first nine months of 2013-14, unit export values of hard coking, thermal and semi-soft/PCI coal fell 10%, 2% and 5% respectively compared to the same period a year ago and prices are expected to remain subdued for the remainder of the financial year. In contrast, total coal export volumes increased by 17.2% over the same period.

Coal export volumes are forecast to grow moderately from 2014-15 onwards. In China, which has been a significant source of growth for Queensland’s coal exports, the pace of economic growth is expected to be constrained by the government’s ongoing effort to rebalance the economy. In addition, the pace of recovery in the global economy is expected to be hindered by monetary and fiscal consolidations in major economies. On the supply side, the ramp up of production at the Daunia and Caval Ridge mines, followed by the Grosvenor (Phase 1) and Eagle Downs mines, will support export growth across the forecast period. However, prices are expected to remain subdued, reflecting increased world supply and the modest pace of growth in major trading partners.

The projections of relevant coal parameters are shown in Appendix B.

36 Budget Strategy and Outlook 2014-15

Chart 2.5
Queensland coal exports[1]


Hard Coking
Thermal
Semi-soft/PCI
Million tonnes
250
200
150
100
50
0
2009-10
2011-12
2013-14
2015-16
2017-18

Note:
1. 2013-14 onwards are forecasts.

Sources: ABS unpublished trade data and Queensland Treasury and Trade.

While the ramp up of new mines will support base metal exports in 2013-14, a fall in the quality of remaining deposits, prospective closures of depleted mines and the absence of significant new projects will see the volume of base metals exports fall over the remainder of the forecast period.

LNG exports will commence in 2014-15, with the first shipment of LNG from the Queensland Curtis LNG plant expected in December quarter 2014. This will be followed by first LNG from the Gladstone LNG and Australia Pacific LNG plants during 2015. Based on other LNG projects around the world, the ramp up period for five of the LNG production trains is expected to be less than one year, with the sixth train taking around two years - in line with company guidance. Accordingly, the ramp up of LNG production is expected to be strongest in 2015-16 which is expected to drive growth in the volume of total overseas exports of 22½% in that year.

Budget Strategy and Outlook 2014-15 37

Chart 2.6
Queensland's forecast LNG Exports


Queensland Curtis LNG
Gladstone LNG
Australia Pacific LNG
Million tonnes/quarter
0
1
2
3
4
5
6
Jun-14
Jun-15
Jun-16
Jun-17
Jun-18

Sources: Company reports and Queensland Treasury and Trade.

Beef exports are expected to fall in 2014-15, as current destocking causes available cattle supplies to tighten. Seasonal conditions are assumed to improve gradually from 2015, which should constrain export growth in the following two years, as producers rebuild their herds.

Dry seasonal conditions are expected to see cotton exports fall in 2014-15. Subdued prices are expected to result in a continued fall in exports in 2015-16.

Sugar producing regions have been less affected by drought and, while impacted by Tropical Cyclone Ita, moderate growth in exports is expected for 2013-14 with production levels expected to move back above 4 million tonnes. Production is anticipated to increase only marginally in the medium term as the area of plantation is relatively fixed.

Overseas tourism exports are expected to remain at high levels in 2013-14, following a strong rebound in 2012-13. Some improvement in global economic conditions, the lower A$ and the rising popularity of overseas travel by Chinese tourists should see growth in Queensland's overseas tourism exports across the forecast period. In addition, the Commonwealth Games, which will be held on the Gold Coast in April 2018, will boost tourism exports in 2017-18. Overseas education exports have increased marginally in the first half of 2013-14, driven by strong demand for English language courses. Federal reforms implemented since late 2011 appear to have had a positive influence and growth in overseas enrolments is expected to continue.

38 Budget Strategy and Outlook 2014-15

An unwinding of the current high levels of LNG-related imports is expected to see total goods imports fall in both 2013-14 and 2014-15, before rising again from 2015-16 onwards.

Labour market

Employment growth is estimated to strengthen to 1 1/2% in 2013-14, following growth of only 0.3% in 2012-13. Leading indicators of Queensland employment suggest that labour market conditions troughed in 2013 and there are signs of improvement in hiring intentions, with seasonally adjusted employment rising 60,400 persons over the year to April 2014. In the first ten months of 2013-14, aggregate hours worked rose 2.6%, compared with employment growth of 1.6%, indicating stronger underlying demand, but also considerable spare capacity in the existing workforce. Employment growth is forecast to strengthen further from 2014-15 because of stronger dwelling investment, continued population growth and a gradual transition of the economy towards more labour intensive industries.

However, below-trend growth in household disposable income, falling business investment and a normalisation of monetary policy should see domestic demand growth subdued over the next few years. Further, fiscal consolidation at the national, state and local levels will limit growth in sectors such as health, education and public administration. As a result, while employment growth is forecast to strengthen, it is expected to remain below its long-run average over the forecast period.

In 2012-13, the combination of soft employment growth and a fall in the participation rate resulted in the year-average unemployment rate rising to 5.9%. With employment growth expected to be below its historical average in coming years, improvement in the unemployment rate will be gradual. As employment conditions improve, so too will labour force participation, as marginally attached workers are encouraged back into the labour market. This ‘encouraged worker effect’, as well as the realignment of skills across the economy following the mining construction boom, will limit downward pressure on the unemployment rate, which is forecast to gradually fall to 5 1/2% by 2016-17.

Budget Strategy and Outlook 2014-15 39

Chart 2.7
Labour market, Queensland[1]



Employment growth (LHS)
Unemployment rate (RHS)
Long-term average unemployment rate (7¼%, RHS)
Annual % change
Per cent
0
1
2
3
4
5
6
7
8
0
2
4
6
8
10
12
1986-87
1991-92
1996-97
2001-02
2006-07
2011-12
2016-17

Note:
1. Year-average. 2013-14 are estimates, 2014-15 to 2016-17 are forecasts.

Sources: ABS 6202.0 and Queensland Treasury and Trade.

Prices and wages

Following two years of modest growth, Brisbane consumer price inflation is anticipated to strengthen in 2013-14, primarily reflecting the lower A$, which has increased the domestic price of imported goods, particularly automotive fuel.

A further depreciation of the A$ and its gradual pass-through into retail prices, as well as some scheduled increases in utility prices, are expected to sustain higher inflation in 2014-15. Looking further ahead, as the RBA moves interest rates to a more neutral stance, inflation is expected to moderate from 2015-16 onwards, and move back towards the mid-point of its 2-3% target band.

Wage growth has moderated since mid-2012, consistent with subdued employment growth, contained domestic inflation and reduced public sector spending. As employment growth strengthens and the unemployment rate falls, a modest acceleration in nominal wage growth is expected in the medium term.

40 Budget Strategy and Outlook 2014-15

Population

Following the global economic slowdown, Queensland's annual population grew by almost 95,000 in the year ending December quarter 2012. Since then, it has fallen back to approximately 84,000 in the year ending September quarter 2013, reflecting lower inflows from both net overseas and net interstate migration. This decline partially reflects a slowdown in the influx of workers as the resources investment boom peaked during 2013.

Looking ahead, net overseas migration to Queensland is expected to pick up to be more in line with the State's share of the national population. This increase will be supported by an expected recovery in overseas student arrivals as a result of the lower A$, as well as measures to simplify student visas. Net interstate migration is also expected to recover from current low levels, assisted by improved housing affordability in Queensland relative to New South Wales and Victoria.

Overall, Queensland's population growth is expected to be 1¾% in 2013-14, similar to that nationally. Growth in Queensland is then expected to strengthen to 2% per annum over the remainder of the forward estimates period, slightly stronger than the 1¾% per annum forecast national growth over the same period.

Chart 2.8
Population growth, by component, Queensland


Net interstate migration
Net overseas migration
Natual increase
140
120
100
80
60
40
20
0
Four quarter rolling sum, '000 persons
Sep-03
Sep-05
Sep-07
Sep-09
Sep-11
Sep-13

Source: ABS 3101.0.

Budget Strategy and Outlook 2014-15 41

Risks to the economic outlook

Internationally, the main risk for the economic outlook is any disruption to the economic recovery in the US and Europe. In particular, the rising geopolitical tension between Russia and Ukraine may jeopardise the recovery of the still fragile Euro area economies. In the US, the tapering of quantitative easing may have a larger impact than expected, due to its effect on global financial flows to some emerging economies.

In Asia, the Chinese Government’s focus on rebalancing growth, consolidating local government debt and containing pollution means that China’s economic growth may be weaker than currently anticipated. If this is the case, China’s imports of energy and mineral products may not grow as strongly as in recent years, with adverse implications for the Queensland economy, particularly the resources sector.

Domestically, the pace of housing sector recovery in certain states and rising consumer price inflation may lead to an earlier tightening of monetary policy than currently expected. Higher interest rates and their effect on the A$ may hinder growth prospects from 2014-15 onwards.

The uncertainty related to the pace of the completion of LNG investment, the transition to the production/export phase and the duration of the current drought may also impact the growth outlook in 2014-15.

42 Budget Strategy and Outlook 2014-15

Box 2.1 Red tape reduction

Regulatory reform and red tape reduction play a critical role in ensuring Queensland’s economic growth is not constrained by unnecessary and excessive regulatory burden. An efficient and effective regulatory system reduces costs for businesses, not-for-profit and community organisations, individuals, families and government and frees up time that can be invested in more productive and innovative pursuits.

The Queensland Government is focussed on delivering significant tangible benefits for Queenslanders through its commitment to reduce red tape by 20% by 2018. To facilitate this outcome, the Government has established a rigorous framework for measuring and reducing the burden of existing, and improving the quality of future, regulation.

Throughout 2013-14, Queensland Government agencies have implemented red tape reduction and regulatory reforms across all sectors of the State’s economy, including substantial reforms in each of the four pillars—tourism, agriculture, resources and construction. These initiatives, ranging from major legislative reforms to specific administrative changes, will continue to deliver real benefits to industry and the community and will help drive the State’s ongoing economic growth.

In December 2013, the independent Office of Best Practice Regulation (OBPR) released its first Annual Report on the Government’s progress in reducing the regulatory burden. The report highlighted the substantial benefits being delivered to business and the community from key reforms, including: $1.1 billion in economic benefits over 40 years from removing the requirements for new houses to install rainwater tanks $290 million in economic benefits over five years from closure of the Queensland Gas Scheme $135.5 million in cost savings to developers over 10 years from streamlining development application and assessment processes $129.9 million in cost savings to the coal industry over 40 years from simplifying regulatory approvals $18 million per annum in savings to industry through simplified regulation of routine plumbing works.

The report also showed that, by June 2013, the Government had achieved an overall 3.5% reduction in the number of regulatory requirements and a net decrease of 429 pages of legislation.

While ensuring Queensland’s regulatory framework remains relevant and effective in maintaining necessary consumer, environmental and safety protections, the Government will continue to drive further reforms across all sectors in 2014-15 to remove impediments to the ongoing growth of a productive, efficient and competitive State economy.

Budget Strategy and Outlook 2014-15 43

44 Budget Strategy and Outlook 2014-15

3	REVENUE

FEATURES

Total General Government sector revenue is estimated to be $44.851 billion in 2013-14, $3.105 billion higher than in 2012-13. This is largely attributable to an increase of $1.353 billion in GST revenue from the Australian Government and $874 million in taxation revenue.

Total General Government sector revenue is estimated to be $50.120 billion in 2014-15. The increase of $5.269 billion on 2013-14 estimated actual revenue is primarily driven by growth of $3.974 billion in grants from the Australian Government, including $2.133 billion in payments for Natural Disaster Relief and Recovery Arrangements and an increase of $913 million in GST revenue. Over the period 2012-13 to 2015-16, forecasts of key revenue sources such as taxation, GST and mining royalties have fallen by $5.443 billion in underlying terms since the 2012-13 Budget. Royalty revenue downgrades are due to ongoing weakness in export coal prices. Forecasts for payroll tax have been reduced to reflect subdued labour market conditions and changes to the composition in the labour market.

Total revenue is expected to grow at an average annual growth rate of 6.0% over the period 2013-14 to 2017-18, somewhat less than the 7.5% per annum growth over the period 2001-02 to 2012-13 (and much less than the 9.3% average growth over the period 2001-02 to 2011-12).

Liquefied natural gas (LNG) exports will commence in 2014-15 with the first shipment of LNG from the Queensland Curtis LNG plant expected in late 2014, with other proponents expected to begin exporting during 2015. Accordingly, the ramp up of LNG production is expected to be strongest in 2015-16, contributing significantly to strong growth in royalty revenue in that year. To reduce internal government red tape, from 1 July 2014, government departments (with the exception of commercialised business units) and health and hospital services will not be required to pay payroll tax. Government funding to these entities has been reduced accordingly in line with the reduced tax expense, meaning that this change is revenue neutral.

Queensland will retain its competitive tax status, with per capita state tax estimated at $2,601 in 2014-15, compared to an average of $3,137 for the other states and territories.

Budget Strategy and Outlook 2014-15 45

This chapter provides an overview of General Government sector revenue for the 2013-14 estimated actual outcome, forecasts for the 2014-15 Budget year and projections for 2015-16 to 2017-18.

Table 3.1
General Government revenue[1]

	2013-14 Budget $ million	2013-14 Est. Act. $ million	2014-15 Budget $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
Taxation revenue	11,851	11,831	12,455	13,041	13,783	14,567
Grants revenue						
Current grants	18,838	19,093	20,610	21,867	23,497	24,513
Capital grants	1,277	978	3,433	3,662	2,508	1,290
Sales of goods and services	4,968	5,043	5,187	5,410	5,469	5,627
Interest income	2,396	2,435	2,429	2,480	2,538	2,595
Dividend and income tax equivalent income						
Dividends	1,224	1,473	1,515	1,375	1,481	1,619
Income tax equivalent income	470	465	633	784	862	927
Other revenue						
Royalties and land rents	2,782	2,451	2,846	3,811	4,370	4,498
Other	870	1,081	1,013	977	984	993
Total Revenue	**44,677**	**44,851**	**50,120**	**53,407**	**55,491**	**56,628**

Note:
1. Numbers may not add due to rounding.

2013-14 Estimated Actual

General Government revenue in 2013-14 is estimated to be $44.851 billion, which is $174 million (or 0.4%) more than the 2013-14 Budget estimate.

Significant variations from the 2013-14 Budget estimates include:

- a $249 million (or 20.3%) increase in dividends from the Public Non-financial Corporations and Public Financial Corporations sectors
- increases of $75 million in sales of goods and services and $39 million in interest revenue
- partly offset by a $331 million (or 11.9%) decrease in royalty and land rent revenue, primarily associated with export coal prices being significantly lower than expected.

46 Budget Strategy and Outlook 2014-15

2014-15 REVENUE BY CATEGORY

General Government revenue in 2014-15 is estimated to be $50.120 billion, $5.269 billion (or 11.7%) higher than the 2013-14 estimated actual revenue of

$44.851 billion. This is largely due to growth of $3.974 billion in grants from the Australian Government and $624 million in taxation revenue.

The significant increase in grants from the Australian Government is largely due to increases in National Partnership project payments resulting from recent natural disasters. Total Natural Disaster Relief and Recovery Arrangement (NDRRA) payments for 2014-15 are estimated at $2.133 billion. After adjusting for natural disaster payments, the underlying growth in revenue is $3.137 billion (or 7.0%) in 2014-15, compared to 7.4% in 2013-14.

Major sources of General Government revenue in 2014-15 are grants revenue (48.0% of revenue) and taxation revenue (24.8%). Chart 3.1 illustrates the composition of General Government revenue.

Chart 3.1

Revenue by operating statement category, 2014-15

Other revenue1 Dividends and 7.7%

Tax Equivalents Taxation revenue 4.3% 24.8% Interest Income 4.8%

Sales of Goods and Services

10.3%

Grants revenue

48.0%

Note:

1. The major component of Other revenue is royalties and land rents (5.7% of total revenue).

Budget Strategy and Outlook 2014-15 47

Chart 3.2 compares 2014-15 estimates with 2013-14 estimated actuals. The overall result largely reflects increased payments from the Australian Government from NDRRA and growth in Queensland’s share of GST and taxation revenue.

Chart 3.2

Revenue by operating statement category for 2013-14 and 2014-15

2013-14 2014-15

25,000

20,000

15,000 million $ 10,000

5,000

0

Taxation Grants Sales of Interest Dividends and Other Revenue revenue revenue Goods and Income Tax Services Equivalents

48 Budget Strategy and Outlook 2014-15

REVENUE CHANGES SINCE THE 2012-13 BUDGET

Until the Global Financial Crisis (GFC) commenced in 2008-09, Queensland had experienced strong growth in the key revenue sources of GST, taxation and mining royalties. However, forecasts of these key revenue sources have been reduced significantly since the 2012-13 Budget.

As Table 3.2 shows, in total, since the 2012-13 Budget there have been reductions of $5.4 billion in these key revenue sources over the period 2012-13 to 2015-16. These reductions are predominately driven by reductions in the forecasts for coal royalties due to weaker prices and higher exchange rates than anticipated.

Payroll tax has also been significantly reduced due to slower growth in wages and changes in the composition of the payroll tax base (including lower growth in the resources sectors).

This Budget forecasts that key revenue drivers, such as coal prices and the level of property market turnover, will remain well below previous peak levels. That is, rather than return to the pace of growth experienced in the years leading up to 2008-09, revenue growth is expected to grow at a more modest rate.

Over the period 2012-13 to 2015-16, forecasts of key revenue sources such as taxation, GST and mining royalties have fallen by $5.443 billion in underlying terms since the 2012-13 Budget.

Royalties are a very difficult revenue source to forecast because commodity prices are extremely volatile and prevailing market conditions can change quickly. Charts 3.4 and 3.5 provide further information on this revenue source.

Budget Strategy and Outlook 2014-15 49

Table 3.2 Revenue Change since 2012-13 Budget[1]	2012-13 Actual $ million	2013-14 Budget $ million	2014-15 Projection $ million	2015-16 Projection $ million
Change between 2012-13 Budget and MYFER				
Total taxation revenue	(1)	(57)	(69)	(63)
GST Revenue	(66)	..	..	..
Royalties	(433)	(528)	(256)	(145)
Total change 2012-13 Budget to MYFER	***(500)***	***(585)***	***(325)***	***(207)***
Change 2012-13 MYFER to 2013-14 Budget				
Total taxation revenue[2]	(13)	(129)	(204)	(292)
GST Revenue	(132)	(210)	(223)	(131)
Royalties	(122)	(452)	(403)	(311)
Total change 2012-13 MYFER to 2013-14 Budget	***(267)***	***(790)***	***(831)***	***(734)***
2013-14 Budget to 2013-14 MYFER				
Total taxation revenue	(41)	63	(46)	(91)
GST Revenue	1	70	..	..
Royalties	(2)	(97)	(8)	5
Total change 2013-14 Budget to 2013-14 MYFER	***(42)***	***36***	***(54)***	***(85)***
2013-14 MYFER to 2014-15 Budget				
Total taxation revenue	..	(83)	(179)	(415)
GST Revenue	..	12	177	527
Royalties	..	(235)	(626)	(234)
Total change 2013-14 MYFER to 2014-15 Budget	..	***(306)***	***(628)***	***(123)***
Total change since 2012-13 Budget	**(810)**	**(1,646)**	**(1,838)**	**(1,150)**

Notes:
1. Numbers may not add due to rounding.
2. Excludes the impact of 2013-14 Budget revenue measures.

50 Budget Strategy and Outlook 2014-15

QUEENSLAND’S REVENUE TRENDS

Chart 3.3 examines the contribution of the key revenue sources of GST, taxation and royalties to revenue growth. As shown, the primary driver of the growth in these three key revenues in 2014-15 is GST revenue distributed to Queensland by the Australian Government.

Chart 3.3

Contribution of Key Revenues to Growth

GST Royalties Taxes Total

15%

10% 5% 0% -5%

-10%

1990-91 1993-94 1996-97 1999- 2002-03 2005-06 2008-09 2011-12 2014-15 2017-18 2000

GST revenue

Queensland’s GST revenue grew by an average rate of 7.5% across 2001-02 to 2007-08, primarily due to strong growth in national GST collections. Growth in GST was supported by strong growth in household consumption and dwelling investment activity, which were sustained by high levels of consumer confidence and partly funded by increases in household borrowings.

Queensland’s GST revenue is expected to grow by 8.4% in 2014-15 compared to 2013-14, due to the Commonwealth Grants Commission assessment that Queensland should receive a higher than per capita share of the GST pool in 2014-15. This reflects the relative weakness in Queensland’s revenue base between 2010-11 and 2012-13 resulting in a higher relativity in 2014-15. Additionally, in its 2014-15 Budget, the Australian Government’s forecasts of total GST collections were revised upwards. Further discussion of Queensland’s share of GST is provided in Chapter 6.

Budget Strategy and Outlook 2014-15 51

Taxation

Annual growth in transfer duty averaged over 22.6% from 2000-01 to 2007-08, driven by a range of factors including Queensland’s relative affordability of housing, high population growth and the impact of the burgeoning mining sector. This was a key contributor to total taxation growth of 12.2% per annum over this period, with revenue from transfer duty effectively offsetting a number of reductions in other taxes.

Looking forward, transfer duty growth is expected to be modest relative to that experienced between 2000-01 and 2007-08. While low interest rates and a solid economic outlook are expected to support recovery in the property market, this is expected to occur at a gradual pace, particularly in the non-residential sector. Average growth of around 6.6% per annum is expected over the period 2013-14 to 2017-18. Housing turnover over the forward estimates is expected to improve from its historically low levels, accompanied by modest price growth. Transfer duty in 2013-14 and 2014-15 is being boosted by the duty on extraordinary business transactions. Transfer duty levels forecast in this Budget are higher than those forecast in the 2013-14 Budget.

Since the GFC, payroll tax has overtaken transfer duty as the key contributor to Queensland’s tax revenue collections. In 2007-08, these two taxes contributed around $2.5 billion each, but in 2013-14 payroll tax is expected to be $3.9 billion while transfer duty will reach $2.4 billion.

The growth in payroll tax is due to the relatively stable base and relationship to the underlying strength in economic conditions compared with the volatility associated with transfer duty. Slower than historical growth in employment and wages and changes in the composition of the payroll tax base (including relatively low growth in the resources sector) will moderate growth. Hence, payroll tax is expected to grow by 5.5% on average across the period 2013-14 to 2017-18, well below the 9.8% average across the period 1999-2000 to 2012-13.

Royalty revenue

Royalty revenue grew strongly between 2000-01 and 2007-08, with growth of around 50% in both 2004-05 and 2005-06. In contrast to the other key discretionary revenues, royalty revenues reached a peak in 2008-09, as record coal prices had been contracted prior to the onset of the GFC. Royalty revenue then fell significantly in 2009-10, along with coal contract prices, and has not yet returned to the levels of 2008-09.

Royalty revenue is estimated to be $127 million higher in 2013-14 than in 2012-13, the increase is significantly less than the $362 million estimated at the 2013-14 MYFER. Although Crown coal export volumes have been strong (increasing by 14% in 2013-14), with mining companies pushing for productivity increases, weaker than anticipated coal prices have more than offset this.

52 Budget Strategy and Outlook 2014-15

After a fairly muted pick up in 2014-15, coal royalties are expected to rebound, supported by steady growth in export volumes, a gradual recovery in coal prices and a depreciating exchange rate. The average growth rates projected across the forward estimates are still substantially lower than experienced during the 2000s, which were driven by sharp increases in prices to a greater extent than volume growth.

LNG exports will commence in 2014-15 with the first shipment of LNG from the Queensland Curtis LNG plant expected in the December quarter 2014. This will be followed by the first LNG shipments from the Gladstone LNG and Australia Pacific LNG plants during 2015.

Based on other LNG projects around the world, the ramp up period for five of the trains is expected to be less than one year, with the sixth train taking around two years - in line with company expectations. Accordingly, the ramp up of LNG production is expected to be strongest in 2015-16, which along with the recovery in coal export conditions is expected to drive growth in royalty revenue of 36% in that year.

Although global economic uncertainty will influence demand for resources from our trading partners, the longer term outlook for royalties is generally positive. Production volumes are expected to improve as demand is driven by more competitive prices and the rates of growth in our major trading partners increase. As shown in Chart 3.4, coking coal prices are expected to recover from their current low levels to return to around the average of the last ten years. However, the coking coal prices are extremely volatile.

Chart 3.4
Coking Coal price ($US per tonne)



Actuals
Budget Forecasts
Average
350
300
250
200
150
100
50
-
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Sep-11
Mar-12
Sep-12
Mar-13
Sep-13
Mar-14
Sep-14
Mar-15
Sep-15
Mar-16
Sep-16
Mar-17
Sep-17
Mar-18

Budget Strategy and Outlook 2014-15 53

The exchange rate is expected to remain below parity across the forward estimates, gradually falling as international markets stabilise and the fundamental drivers of the exchange rate determine its ‘fair value’.

There is a significant degree of uncertainty associated with estimates of commodity prices and the A$-US$ exchange rate, both of which have significant impacts on royalty revenue. Budget coal price forecasts are generally consistent with the forecasts contained in the Consensus Economics reports issued just prior to finalising the Budget.

Coal price forecasts have been significantly downgraded since the 2012-13 Budget but as shown in Chart 3.5, this is consistent with revisions in the outlook by Consensus Economics forecasters.

Chart 3.5

Revisions to Coking Coal Price forecasts ($US per tonne)

2012-13 Budget 2014-15 Budget 280 April 14 Consensus Jun 12 Consensus

260 240 220 200 180 160 140 120

100

2009-10 2010-11 2011-12 2012-13 2013-14 2014-15 2015-16 2016-17 2017-18

Sources: Queensland State Budget 2012-13 and 2014-15 and Consensus Economics Energy and Metals June 2012 and April 2014.

Further details of the assumptions underlying the royalty estimates, and the impact of changes in the assumptions are contained in Appendix B.

54 Budget Strategy and Outlook 2014-15

2014-15 BUDGET INITIATIVES

Initiatives in the 2014-15 Budget are minor amendments or of an administrative nature and are not expected to materially impact on tax revenue.

Payroll tax exemption for departments

From 1 July 2014, General Government Sector departments (excluding commercialised business units) and Queensland hospital and health services will no longer be required to pay payroll tax. This change is intended to reduce the administrative burden associated with the internal circulation of money through Government and is revenue neutral. Due to the variations in how statutory bodies are funded and their differing degrees of independence from Government, statutory bodies (other than hospital and health services) will continue to be liable for payroll tax, especially when they compete with the private sector.

Appropriation funding to departments has been reduced to offset the reduction in payroll tax liability. The reduced funding and expense is identified in the agency Service Delivery Statements. There is no difference to the numbers published in Budget Paper 2, as the payroll tax paid by the General Government sector has always been excluded from the published numbers.

Transitional home land tax exemption

From the 2014-15 land tax year onwards, the Land Tax Act 2010 will be amended to provide a new exemption from land tax for land that does not receive a home exemption because the owner is in the process of selling their old home and moving into a new home, where certain conditions are met.

The home exemption currently can only apply to one parcel of land at a land tax liability date. However, this limitation can result in liability where a person is selling their previous home and moving into a new home at the land tax liability date of 30 June. The new exemption will mean that an earlier home in the process of being sold, or a new home in the process of being moved into is also exempted, provided that by the next land tax liability date the taxpayer is entitled to the home exemption for the new home, and the taxpayer no longer owns the earlier home.

This amendment is not expected to result in material changes in revenue.

Primary production business transfer duty concession

A transfer duty concession under the Duties Act 2001 applies to transfers of land used for a family primary production business or personal property used to conduct the business on the land, where certain conditions are met. The transfer must be by way of gift, and currently must be between lineal descendants such as parent to child or grandparent to grandchild. In addition, the concession is available for certain indirect acquisitions involving family partnerships, family trusts and family unit trusts, again by way of gift.

Budget Strategy and Outlook 2014-15 55

The purpose of the concession is to facilitate succession planning and keep young men and women on the land, by allowing certain transfers that would ordinarily occur out of a deceased estate, to be undertaken at an earlier time.

To provide greater flexibility in succession planning decisions in these businesses, the amendments will allow the concession to apply across a wider range of family relationships, such as nephews and nieces. However, the transactions will still be required to be by way of gift.

The amendment will take effect from assent and is not expected to result in material reductions in revenue.

56 Budget Strategy and Outlook 2014-15

TAXATION REVENUE

Total revenue from taxation is expected to grow by 5.3% in 2014-15. The main components of taxation revenue are shown in Table 3.3.

Table 3.3
Taxation Revenue[1]

	2012-13 Actual $ million	2013-14 Est. Act. $ million	2014-15 Budget $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
Payroll tax	3,751	3,887	4,014	4,267	4,536	4,821
Duties						
Transfer	1,887	2,420	2,653	2,732	2,923	3,128
Vehicle registration	509	492	517	542	570	598
Insurance[2]	616	768	840	893	950	1,010
Other duties[3]	39	37	38	39	41	43
Total duties	**3,051**	**3,716**	**4,047**	**4,207**	**4,483**	**4,779**
Gambling taxes and levies						
Gaming machine tax	587	608	629	651	674	698
Health Services Levy	46	52	55	58	62	66
Lotteries taxes	256	243	250	257	265	273
Wagering taxes	41	40	41	42	44	45
Casino taxes and levies	83	83	85	88	90	93
Keno tax	22	23	24	25	26	27
Total gambling taxes and levies	**1,034**	**1,048**	**1,084**	**1,122**	**1,161**	**1,201**
Other taxes						
Land tax	990	980	995	1,035	1,076	1,120
Motor vehicle registration	1,486	1,532	1,578	1,658	1,741	1,828
Fire levy[4]	348	390	436	461	487	515
Guarantee fees	243	224	245	235	240	242
Other taxes[5]	54	54	56	57	59	61
Total taxation revenue	**10,957**	**11,831**	**12,455**	**13,041**	**13,783**	**14,567**

Notes:
1. Numbers may not add due to rounding.
2. Includes duty on accident insurance premiums.
3. Includes duty on life insurance premiums.
4. From 1 January 2014 was broadened to an Emergency Management, Fire and Rescue levy.
5. Includes the Statutory Insurance Scheme Levy and Nominal Defendant Levy.

Budget Strategy and Outlook 2014-15 57

Chart 3.6 indicates the composition of estimated state taxation revenue for 2014-15.

Chart 3.6 1 Taxation by tax category, 2014-15

Other Taxes3 Gambling taxes 5.9% and levies

8.7% Payroll Tax

32.2%

Other Duties2

11.2%

Land Tax 8.0%

Motor Vehicle Transfer Duty

Registration 21.3%

12.7%

Notes:

1. Percentage may not add to 100% due to rounding.

2. ‘Other Duties’ includes vehicle registration duty, insurance duty and other minor duties. 3. ‘Other Taxes’ includes the fire levy, guarantee fees and other minor taxes.

The largest sources of taxation revenue are payroll tax and transfer duty, which together represent over 53.5% of the State’s total taxation revenue in 2014-15.

Payroll tax (32.2% of total tax revenue in 2014-15) has a stable base with growth driven by the underlying strength of the State economy. In contrast, revenue growth from transfer duty (representing 21.3% of tax revenue) can vary significantly from year to year due to the volatility of both the residential and non-residential segments of the property market.

Land tax represents 8.0% of total tax revenue in 2014-15. While also subject to the volatility of price movements in the property market, this impact is moderated by a relatively stable base and the effect of three year averaging of land values for assessments.

Gambling taxes and levies represent 8.7% of tax revenues in 2014-15. Motor vehicle registration represents 12.7% of total tax revenue.

Other duties, including registration duty and insurance duty represent 11.2% of total tax revenue.

58 Budget Strategy and Outlook 2014-15

Payroll tax

Payroll tax is chargeable at a rate of 4.75% when the total yearly Australian taxable wages of an employer, or those of a group of related employers, exceed the exemption threshold of $1.1 million.

The overall payroll tax rate of 4.75% is the lowest in Australia and the exemption threshold of $1.1 million is the highest threshold of any mainland state. Queensland employers with total yearly Australian taxable wages between $1.1 million and $5.5 million also obtain a partial deduction, with the deduction withdrawn at a rate of $1 in every $4 of taxable wages. As shown in Table 3.4, the Government remains committed to increasing the payroll tax threshold to $1.6 million by 1 July 2019.

Table 3.4

Payroll Tax Threshold Increases

1/7/2014 1/7/2015 1/7/2016 1/7/2017 1/7/2018 1/7/2019 $ million $ million $ million $ million $ million $ million Payroll Tax Threshold 1.1 1.2 1.3 1.4 1.5 1.6

Payroll tax collections are estimated to be $4.014 billion in 2014-15, representing growth of 3.2% on the 2013-14 estimated actual. The decline in mining investment has seen growth in payroll tax receipts moderate in 2013-14 and this is expected to continue into 2014-15 and beyond. However, the moderation is expected to be partially cushioned by increased payroll tax collections flowing from strengthening dwelling investment. As outlined in Chapter 2, labour market conditions are expected to improve over the Budget and forward estimates period but the average growth of 5.5% remains well below the average of 9.8% from the period 1999-00 to 2012-13.

Duties

Duties are levied on a range of financial and property transactions. The major duties include transfer, vehicle registration and insurance duties.

Transfer duty is charged at various rates on the transfer of real and business property. The Queensland Government offers extensive concessions for the transfer of land where the property is purchased as a home. For example, eligible first home buyers of properties up to $500,000 will pay no duty, with reduced rates available up to $550,000.

Revenue from transfer duty is expected to grow by 9.6% in 2014-15, following strong growth of 28.2% in 2013-14 that was supported by a number of large commercial transactions. The 2014-15 estimate also includes the duty expected from a large commercial transaction. Underlying growth was 14.8% in 2013-14 and

13.3% in 2014-15 once the impact of these large transactions is removed.

Budget Strategy and Outlook 2014-15 59

The forecasts are based on the expectation that the growth in the number of transactions experienced during 2013-14 will moderate, but that improvements in house prices will continue and offset a subdued outlook for non-residential activity. From 2015-16, the non-residential sector is expected to recover, supporting average growth of 6.6% over the forward estimates.

Vehicle registration duty is charged at rates of between 2% and 4% of the dutiable value of a motor vehicle on the transfer or initial registration of the motor vehicle, with the rate generally depending on the number of cylinders or rotors of the vehicle.

Revenue from vehicle registration duty is expected to grow by 5.0% in 2014-15, reflecting a modest recovery in the value of sales following negative growth in duty of 3.3% in 2013-14.

Insurance duty is charged on contracts of general insurance, life insurance and accident insurance. Revenue from insurance duty is expected to grow by 9.4% in 2014-15, primarily reflecting the first full year impact of the rate increases announced in the 2013-14 Budget. However, total revenue from this source is less than anticipated in the 2013-14 Budget, primarily reflecting the moderation of premium increases.

Gambling taxes and levies

A range of gambling activities are subject to state taxes and levies. Total gambling tax and levy collections are estimated to grow by 3.5% in 2014-15.

Land tax

Land tax is levied on the taxable value of the landowner’s aggregated holdings of freehold land owned in Queensland as at midnight on 30 June each year. The principal place of residence is deducted from this value.

Resident individuals are generally liable for land tax if the total taxable value of the freehold land owned by that person as at 30 June is equal to or greater than $600,000. Companies, trustees and absentees are liable for land tax if the total taxable value of the freehold land owned as at 30 June is equal to or greater than $350,000.

Land tax is estimated to grow by 1.5% to $995 million in 2014-15, the first year of annual growth since 2010-11. In recent years, land tax revenue has been adversely impacted by declining values, particularly for commercial and multi-unit residential land. With a modest recovery in land values expected, the three year averaging process dilutes the impact on tax collections which is reflected by the moderate growth over the budget period.

60 Budget Strategy and Outlook 2014-15

Motor vehicle registration fees

Motor vehicle registration fees are expected to grow by 3.0% in 2014-15, primarily reflecting an increase in the number of motor vehicles, as under the Government’s election commitment there is no increase in the level of registration fees for private vehicles during this term of government.

Emergency Management, Fire and Rescue Levy

The Emergency Management, Fire and Rescue Levy revenue, which is used to partly offset the costs of emergency management in Queensland, is expected to grow by 11.9% in 2014-15 reflecting the first full year impact of the rate increase and broadening of the scheme as announced in the 2013-14 Budget.

Guarantee fees

Guarantee fees are revenues collected by Queensland Treasury Corporation (QTC) on behalf of the State and comprise competitive neutrality fees and credit margin fees. These fees promote competitive neutrality between public sector agencies and those in the private sector, and ensure that the benefits accruing from the financial backing and superior borrowing performance of the State (through QTC) are shared between the borrower and the State.

Other taxes

Other taxes represent revenue from taxes such as the Statutory Insurance Scheme levy and the Nominal Defendant levy.

Tax expenditures

Tax expenditures are reductions in tax revenue that result from the use of the tax system as a policy tool to deliver Government policy objectives. Tax expenditures are provided through a range of concessions, including tax exemptions, reduced tax rates, tax rebates, tax deductions and provisions which defer payment of a tax liability to a future period. Appendix A provides details of tax expenditure arrangements currently provided by the Queensland Government.

QUEENSLAND’S COMPETITIVE TAX STATUS

One of the Queensland Government’s fiscal objectives is to maintain a competitive tax environment for business. Taxation can impact on business decisions regarding investment and employment, and also household investment and home ownership. Maintaining the competitiveness of Queensland’s tax system provides a competitive advantage to business and moderates the tax burden for its citizens, and is therefore fundamental to the Government’s commitment to job creation and sustainable development.

Budget Strategy and Outlook 2014-15 61

As Chart 3.7 shows, taxation per capita in Queensland is significantly lower than the average taxation per capita in the other states and territories. In 2014-15, it is estimated that Queensland’s taxation per capita will be $536 per capita less than the average of other jurisdictions.

Chart 3.7

Taxation per capita, 2014-15,

Tax Per Capita Average excluding QLD 3,500 3,300 3,100

2,900 $536 p.c. 2,700

2,500 2,300 2,100 1,900 1,700

1,500

NSW VIC QLD WA SA TAS ACT NT

Sources: 2014-15 Budgets for Queensland, Victoria, Western Australia and the Northern Territory; 2013-14 Mid Year Reviews for others. Population data from 2014-15 Commonwealth Budget.

Table 3.5 demonstrates that the Government’s fiscal commitment is being met, with various measures of tax competitiveness all indicating the Queensland state tax system remains amongst the most competitive in Australia.

Queensland’s tax effort, as measured by the Commonwealth Grants Commission, was more than 11% below the national average in 2012-13. A third measure of competitiveness, taxation as a share of gross state product (GSP), also confirms that Queensland’s taxes are competitive with other states.

62 Budget Strategy and Outlook 2014-15

Table 3.5 Queensland's tax competitiveness									
	QLD	NSW	VIC	WA	SA	TAS[4]	ACT[5]	NT[4]	Avg[6]
Taxation per capita[1] ($)	2,601	3,257	3,063	3,542	2,628	1,914	3,518	2,309	3,137
Taxation effort[2] (%)	88.6	106.9	101.4	95.4	109.7	92.4	99.3	83.5	100.0
Taxation % of GSP[3] (%)	3.78	4.63	4.63	3.33	4.33	3.80	3.53	2.44	4.17

Notes:

1. 2014-15 data. Sources: 2014-15 Budget for all jurisdictions except NSW, South Australia, Tasmania and the ACT where 2013-14 MYFER are used. Population data from Commonwealth 2014-15 Budget.
2. 2012-13 data. Source: Commonwealth Grants Commission 2014 Update – total tax revenue effort for assessed taxes (payroll, transfer duty, land tax, insurance duty and motor vehicle taxes). Revenue raising effort ratios, assessed by the Commonwealth Grants Commission, isolate policy impacts from revenue capacity impacts and are an indicator of the extent to which governments burden their revenue bases. Queensland's tax revenue raising effort is well below the Australian policy standard (equal to 100%).
3. 2012-13 data. Sources: ABS 5220.0 (State Accounts – GSP) and ABS 5506.0 (Taxation Revenue, Australia).
4. Low taxation per capita primarily reflects the lower revenue raising capacity of those jurisdictions.
5. Figures include municipal rates.
6. Weighted average of states and territories, excluding Queensland.

GRANTS REVENUE

Grants revenue is comprised of Australian Government grants, grants from the community and industry, and other miscellaneous grants. The growth of $3.972 billion[1] (or 19.8%) in 2014-15 largely reflects the $2.133 billion increase in National Partnership payments for disaster recovery and a $913 million increase in GST revenue.

1 Comprises a $3.974 billion increase in payments from the Australian Government and a $2 million reduction in other grants, as explained in the following sections.

Budget Strategy and Outlook 2014-15 63

Table 3.6

1

Grants revenue

2012-13 2013-14 2014-15 Actual Est. Act. Budget $ million $ million $ million

Current grants

Australian Government grants 17,182 18,788 20,307 Other grants and contributions 303 305 303

Total current grants 17,485 19,093 20,610

Capital grants

Australian Government grants 804 978 3,433 Other grants and contributions 7 . .

Total capital grants 811 978 3,433

Total grants revenue 18,295 20,071 24,043

Note:

1. Numbers may not add due to rounding.

Australian Government payments

Australian Government payments to Queensland comprise:

general purpose payments, consisting of GST revenue grants and associated payments. General purpose payments are ‘untied’ and are used for both recurrent and capital purposes payments for specific purposes, including grants for health, schools, skills and workforce management, disabilities and housing. These grants are used to meet Australian Government and shared policy objectives.

Australian Government payments to Queensland in 2014-15 are expected to total

$23.740 billion, representing growth of $3.974 billion (or 20.1%) compared to payments in 2013-14. This significant increase is due to growth of $2.133 billion in National Partnership payments for disaster recovery and $913 million in GST received by Queensland.

64 Budget Strategy and Outlook 2014-15

Table 3.7 Australian Government payments[1]			
	2012-13 Actual $ million	2013-14 Est. Act. $ million	2014-15 Budget $ million
GST revenue grants	9,470	10,823	11,736
Total payments for specific purposes[2]	8,522	8,943	12,004
Total Australian Government payments	**17,985**	**19,766**	**23,740**

Notes:
1. Numbers may not add due to rounding.
2. Differs from Chapter 6 due to the inclusion of direct Australian Government payments to Queensland agencies for Commonwealth own purpose expenditure.

Chapter 6 provides detailed background on Federal-state financial arrangements, including an analysis of Queensland's share of GST revenue and details of Australian Government payments to Queensland.

General purpose payments

GST revenue grants and associated payments

GST revenue grants and associated payments to Queensland in 2014-15 are expected to be $11.736 billion, which represents growth of $913 million on the 2013-14 estimated actual.

GST revenue projections are based on expected growth in economic parameters, such as household consumption and dwelling investment, which have a strong link to the GST base. Since the 2013-14 Mid-Year Economic and Fiscal Outlook, the Australian Government has increased their estimate for the GST pool by approximately $4.5 billion over the period 2013-14 to 2016-17.

The distribution of GST revenues is based on the recommendations of the Commonwealth Grants Commission in accordance with the application of horizontal fiscal equalisation principles.

Queensland's share of GST funding (relativity) increased in the 2014 Update from the Commonwealth Grants Commission. Relative to other states, Queensland's capacity to raise revenue declined since the previous update. As a result, Queensland's share of GST funding will be above its population share in 2014-15.

Queensland considers that the Australian Government's projections of Queensland's relativities for 2015-16 onwards are overly optimistic and therefore the estimates in this Budget have been developed using more conservative assumptions. For example, the Commonwealth Treasury projects that Queensland's relativity would reach 1.13 in 2016-17 from the Commonwealth Grants Commission's 2014-15 figure of 1.079. This would require the average relativity in each of the next three years to be significantly higher than in any year over the past 15 years.

Budget Strategy and Outlook 2014-15 65

Payments for specific purposes

Australian Government payments for specific purposes to Queensland in 2014-15 are estimated at $12.004 billion.

Other grants and contributions

Other grants and contributions are funds received from other state and local government agencies, other bodies and individuals where there is no direct benefit to the provider. Contributions exclude Australian Government grants and user charges. The main sources of contributions are: those received from private enterprise and community groups to fund research projects and community services, including the contributions of parents and citizens associations to state schools contributed assets and goods and services received for a nominal amount.

Table 3.8

Other grants and contributions

2012-13 2013-14 2014-15 Actual Est. Act. Budget $ million $ million $ million Other grants and contributions 304 305 303

Revenues will vary from year to year based on the number and size of research projects, assets transferred between the Government and the private sector, and contributed assets and services.

66 Budget Strategy and Outlook 2014-15

SALES OF GOODS AND SERVICES

Sales of goods and services revenue comprises cost recoveries from providing goods or services. Table 3.9 shows a breakdown of the sales of goods and services category.

The increase of $144 million in 2014-15 is largely due to increased revenue from public transport in South East Queensland, and increases in other sales of goods and services.

The Government provides concessions in the form of discounts, rebates and subsidies to improve access to and the affordability of a range of services for individuals or families, based on eligibility criteria relating to factors such as age, income and special needs or disadvantage. The Concessions Statement provides details of the concession arrangements provided by the Queensland Government.

Table 3.9
Sales of goods and services[1]

	2012-13 Actual $ million	2013-14 Est. Act. $ million	2014-15 Budget $ million
Fee for service activities	2,181	2,022	2,053
Public Transport South East Queensland	361	369	402
Rent revenue	491	557	568
Sale of land inventory	132	144	146
Hospital fees	665	729	740
Transport and traffic fees	337	357	371
Other sales of goods and services	920	864	907
Total sales of goods and services	**5,087**	**5,043**	**5,187**

Note:
1. Numbers may not add due to rounding

Fee for service activities

Major items of fee for service activities across the General Government sector include:

- recoverable works carried out by the Department of Transport and Main Roads and the commercialised arm of the department
- fees charged by Technical and Further Education (TAFE) colleges
- fees charged by CITEC to commercial clients for information brokerage services.

Budget Strategy and Outlook 2014-15 67

Public Transport: South East Queensland

Revenues arise from the arrangements associated with South East Queensland integrated ticketing and public transport arrangements, which commenced in July 2004. The Department of Transport and Main Roads collects revenues from the operation of public transport services in South East Queensland to assist in funding public transport services in the region. These revenues are estimated at $402 million in 2014-15.

Rent revenue

Rent revenue is earned on the rent or lease of Government buildings, housing, plant and equipment and car parks. Major items under this category include public housing rentals and rents charged for Government buildings.

Sale of land inventory

Sale of land inventory comprises land sales undertaken by agencies, where the buying and selling of land is a core business activity of the agency, such as Economic Development Queensland. As such, it is distinct from property disposals undertaken by most Government agencies.

Hospital fees

Hospital fees are collected by public hospitals for a range of hospital services. Fees include those received from private patients and other third party payers, as well as payments received from the Australian Government Department of Veterans’ Affairs for the treatment of veterans.

Transport and traffic fees

This category comprises state transport fees, the Traffic Improvement Fee, drivers’ licence fees and various marine licence and registration fees.

Other sales of goods and services

Other sales of goods and services include items such as Title Registration Fees, recreational ship registrations and other licences and permits.

68 Budget Strategy and Outlook 2014-15

INTEREST INCOME

Interest income accounts for 4.8% of total General Government revenue in 2014-15. Interest income is expected to be flat, reflecting continuing low interest rates.

Table 3.10
Interest income

	2012-13 Actual $ million	2013-14 Est. Act. $ million	2014-15 Budget $ million
Interest income	2,603	2,435	2,429

Interest income primarily comprises interest earned on investments including those held for superannuation, long service leave and insurance purposes. Interest is reinvested in superannuation and for other long term requirements, such as long service leave, and is not available for general expenditure.

DIVIDEND AND INCOME TAX EQUIVALENT INCOME

Dividend and income tax equivalent income account for 4.3% of total General Government sector revenue in 2014-15.

Table 3.11
Dividend and income tax equivalent income[1]

	2012-13 Actual $ million	2013-14 Est. Act. $ million	2014-15 Budget $ million
Dividend	1,098	1,473	1,515
Income tax equivalent income	293	465	633
Total dividend and income tax equivalent income	**1,390**	**1,938**	**2,148**

Notes:
1. Numbers may not add due to rounding.
2. Does not match table in Chapter 7 because it includes dividends and tax equivalents from outside the PNFC sector such as Queensland Investment Corporation Ltd.

Dividends are received from the State's equity investments in Public Non-financial Corporations and Public Financial Corporations, for example, the Queensland electricity supply industry, Queensland Investment Corporation, Queensland Treasury Corporation, port authorities and Queensland Rail. Dividends are expected to grow significantly in 2013-14 driven by the energy sector and Queensland Treasury Corporation and again in 2014-15 supported by the energy sector.

Income tax equivalent income comprises payments by Government-owned corporations in lieu of state and Australian Government taxes and levies from which they are exempt. These payments arise from an agreement reached between the Australian Government and state governments in 1994 to establish a process for achieving tax uniformity and competitive neutrality between public sector and private sector trading activities.

Budget Strategy and Outlook 2014-15 69

Dividends and income tax equivalent income do not represent the full extent of financial arrangements between the Public Non-financial Corporations sector and the General Government sector. As discussed in Chapter 7, General Government sector expenditure on Community Service Obligations and Transport Service Contracts receipts are expected to be over $2.2 billion in both 2013-14 and 2014-15, which exceeds the expected revenue from dividends and tax equivalent payments.

OTHER REVENUE

Other revenue, including royalty revenue, accounts for 7.7% of total General Government revenue in 2014-15.

Table 3.12

1

Other revenue

2012-13 2013-14 2014-15 Actual Est. Act. Budget $ million $ million $ million Royalties and land rents 2,302 2,451 2,846 Fines and forfeitures 401 375 377 Revenue not elsewhere classified 710 707 636

Total Other Revenue 3,413 3,532 3,859

Note:

1. Numbers may not add due to rounding.

Royalties and land rents

Royalty estimates

The State earns royalties from the extraction of coal, base and precious metals, bauxite, petroleum, mineral sands and other minerals and land rents from pastoral holdings, mining and petroleum tenures. Royalties return some of the proceeds of the extraction of non-renewable resources to the community.

70 Budget Strategy and Outlook 2014-15

Table 3.13 Royalties and land rents[1]			
	2012-13 Actual $ million	2013-14 Est. Act. $ million	2014-15 Budget $ million
Coal	1,737	1,834	2,078
Petroleum[2]	59	68	199
Other royalties[3]	348	369	395
Land rents	158	179	174
Total royalties and land rents	**2,302**	**2,451**	**2,846**

Notes:
1. Numbers may not add due to rounding.
2. Includes LNG from 2014-15.
3. Includes base and precious metal and other minerals royalties.

Revenue from royalties and land rents in 2013-14 is expected to be $331 million lower than forecast in the 2013-14 Budget. This weakness is largely due to export coal prices being significantly lower than expected, partially offset by stronger export volumes and an improvement in the A$-US$ exchange rate.

Royalty and land rent revenue is expected to grow in 2014-15 due to increased export coal volumes, and the A$ depreciating slightly against the US$. Further, 2014-15 represents the first year that there should be significant exports from the LNG industry.

Fines and forfeitures

The major fines and infringements included in this category are issued by Department of Transport and Main Roads, Queensland Police Service and toll road operators, incorporating fixed and mobile camera offences, speeding and tolling offences. There is an expected increase of 0.5% in collections of fines and forfeitures in 2014-15.

Revenue not elsewhere classified

The $71 million decrease in 2014-15 includes an expected decline in asset transfers from non-Queensland Government entities and reductions in sundry revenue across a number of departments.

Budget Strategy and Outlook 2014-15 71

72 Budget Strategy and Outlook 2014-15

4	EXPENSES

FEATURES

Estimated growth in expenses is only 2.2% in 2013-14, reflecting maintenance of the Government’s strong commitment to fiscal discipline. This follows on from growth of only 0.2% in 2012-13. Over the decade to 2011-12, the average General Government expenses growth rate was 8.9%.

Compared to the 2013-14 Mid Year Fiscal and Economic Review (MYFER), General Government expenses for 2013-14 were $1.484 billion lower reflecting:—deferral of Commonwealth funded expenditure, particularly for Education—changes to quantity and timing of Natural Disaster Relief and Recovery Arrangement (NDRRA) expenditure—tight control over employee expenses and expenses more generally. In 2014-15, General Government sector expenses are expected to increase by $2.784 billion (or 5.9%) over the estimated actual for 2013-14. This primarily is a result of increased service delivery including the provision of increased public hospital and education services and deferrals of Commonwealth funding from 2013-14.

Employee expenses in 2013-14 are estimated to be 1.2% lower than 2012-13, following a decline of 0.7% in 2012-13. The decline in 2013-14 is primarily due to the full year impact of fiscal repair measures implemented in the 2012-13 Budget and ongoing productivity and efficiency improvements. In contrast, employee expenses grew on average 8.6% per annum over the decade to 2011-12.

Expenses are projected to grow on average by 3.3% over the period 2013-14 to 2017-18. Although employee expenses are estimated to grow by 3.7% over the same period, relative to 2011-12, the average rate of growth in employee expenses to 2017-18 is only 2.1%.

The major areas of expenditure are health and education, which together constitute approximately 51% of General Government sector expenses.

Budget Strategy and Outlook 2014-15 73

This chapter provides an overview of General Government sector expenses for the estimated actual for 2013-14, forecasts for the 2014-15 Budget year and projections for 2015-16 to 2017-18. The forward estimates are based on the economic projections outlined in Chapter 2.

2013-14 ESTIMATED ACTUAL

General Government expenses in 2013-14 are estimated to be $47.149 billion, $1.484 billion lower than the 2013-14 MYFER. This decline is largely due to: tight spending control lower than expected pre-2014 natural disaster reimbursements to local governments and the resulting change to the profile of funding required for reconstruction works higher than anticipated employee expense savings as a result of ongoing productivity and efficiency improvements deferral of expenditure associated with Commonwealth National Partnership programs including Building Australia’s Workforce – Vocational Education and Training (Skills Reform) and Improving Literacy and Numeracy lower community service obligation payments to Ergon Energy Corporation Limited. Chart 4.1 shows the change in expenses from the 2013-14 MYFER by expense category.

Chart 4.1

2013-14 Expenses by operating statement category, 2013-14 MYFER to 2014-15 Budget

2013-14 MYFER 2014-15 Budget Employee expenses Superannuation expenses Other operating expenses Depreciation and amortisation Other interest expenses

Grants expenses

0 5,000 10,000 15,000 20,000 $ million

74 Budget Strategy and Outlook 2014-15

The large decrease in grants expenses and the large increase in other operating expenses in 2013-14 compared to the 2013-14 MYFER primarily reflect efforts made to improve consistency in the classification of grants and service procurement payments across Government.

The Queensland Independent Commission of Audit Final Report made a number of recommendations around improving the administration of grants programs in the Queensland Government, which are discussed in more detail later in this chapter. In particular, Recommendation 56 referred to “. adopting a consistent definition and treatment of grants across Government, separate from subsidies, service level agreements and other forms of payment for services rendered”.

In response, in February 2014 Queensland Treasury and Trade released a guideline outlining the principles and criteria to be applied to payments to promote consistent classification of grants and service procurement expenditure. This has assisted agencies to more clearly distinguish between service delivery arrangements, where the agency directly receives benefits from the provision of goods or services, and grants, where the grant recipient largely retains flexibility and discretion over the use of the funds. As a result, certain expenditure that was previously classified as grants expenses at the time of 2013-14 MYFER has been reclassified in the 2014-15 Budget as other operating expenses, which includes the supplies and services category or the non-labour costs of providing goods and services.

In addition to achieving greater consistency in the classification of funding to external parties, agencies are now separately reporting those supplies and services expenses that arise from outsourcing arrangements where the funding is ultimately provided for front line service delivery, that is where the agency is the “enabler” rather than the “doer”. In Budget Paper 5—Service Delivery Statements, the supplies and services category of each agency’s income statement distinguishes between “Outsourced Service Delivery” and “Other Supplies and Services”. Outsourced Service Delivery represents funding to parties external to the agency where the ultimate purpose is to provide front line services to the community, for example, patient transport services, disability care services and prison management services. Other Supplies and Services represents the remainder of supplies and services not directed to front line service delivery.

This expanded presentation, combined with increased awareness and consistency in categorising the funding Government provides, reflects the Government’s commitment to enhancing transparency and accountability.

Budget Strategy and Outlook 2014-15 75

2014-15 BUDGET AND OUTYEARS

Table 4.1
General Government sector expenses[1]

	2013-14 Est. Act. $ million	2014-15 Budget $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
Employee expenses	17,906	18,585	19,102	19,856	20,679
Superannuation interest cost	955	932	987	1,016	1,022
Other superannuation expenses	2,356	2,364	2,354	2,381	2,403
Other operating expenses	13,980	15,249	15,623	16,691	17,066
Depreciation and amortisation	3,058	3,226	3,368	3,504	3,621
Other interest expenses	2,123	2,379	2,468	2,506	2,523
Grants expenses	6,770	7,198	6,317	6,002	6,347
Total Expenses	**47,149**	**49,933**	**50,219**	**51,957**	**53,660**

Note:
1. Numbers may not add due to rounding.

General Government expenses of $49.933 billion in 2014-15 represent an increase of $2.784 billion (or 5.9%) over the 2013-14 estimated actual. Factors influencing the growth in expenses include:

- growth in funding to Queensland Health to support growing demand and critical service needs and existing initiatives including Better Access to Emergency Care and Patient Travel Subsidy Scheme
- growth in education expenditure for enrolment growth, funding for the *Great Teachers = Great Results* initiative, as well as Australian Government National Education Reforms – Students First program and deferred expenditure associated with Australian Government National Partnership programs including Building Australia's Workforce – Vocational Education and Training (Skills Reform)
- additional interest costs associated with new borrowings undertaken in 2014-15.

As part of the Government's renewal program to drive improved productivity, departments are required to make further procurement savings of $24 million per annum from 2014-15 onwards, in addition to the annual $100 million savings requirement included in the 2013-14 Budget.

76 Budget Strategy and Outlook 2014-15

EXPENSES BY OPERATING STATEMENT CATEGORY

As outlined in Chart 4.2, the largest expense categories in the General Government sector in 2014-15 are employee and superannuation expenses (43.8%), followed by other operating expenses (30.5%) that reflects non-labour costs of service delivery and includes outsourcing service delivery to non-government organisations.

Chart 4.2 1

Expenses by operating statement category , 2014-15

Depreciation and Other amortisation Interest 6.5% expenses 4.8%

Grants expenses

14.4%

Other operating expenses

30.5%

Employee

Superannuation expenses expenses 37.2% 6.6%

Note:

1. Percentages may not add to 100% due to rounding.

Budget Strategy and Outlook 2014-15 77

Chart 4.3 compares the 2013-14 estimated actual expenses for each operating statement category with the 2014-15 Budget.

Chart 4.3

Expenses by operating statement category 2013-14 Estimated Actual and 2014-15 Budget

2013-14 Est. Actual 2014-15 Budget

Employee expenses

Superannuation expenses Other operating expenses Depreciation and amortisation Other interest expenses

Grants expenses

0 5,000 10,000 15,000 20,000 $ million

Employee expenses

Employee expenses include salaries and wages, annual leave, long service leave and redundancy payments.

The 2013-14 employee expenses are $665 million lower than the 2013-14 MYFER, reflecting continued discipline in controlling the number of Full Time Equivalent positions, particularly in Queensland Health as a result of ongoing productivity and efficiency improvements.

In 2014-15, employee expenses are expected to be $18.585 billion, $679 million or 3.8% higher than the 2013-14 estimated actual. The increase in employee expenses in 2014-15 is in the key service areas of health and education.

Full time equivalents (FTEs)

Chart 4.4 shows actual Full Time Equivalents (FTEs) from 2003-04 to 2012-13 and compares the 2013-14 Budget estimate of FTEs with the historical (2002-03 to 2011-12) growth rate of 3.1% per annum (represented by the trend line).

78 Budget Strategy and Outlook 2014-15

Chart 4.4 Departmental FTEs 2003-04 to 2017-18

260,000

Actual Estimate Trendline

240,000

220,000

FTEs

200,000 No .

180,000 160,000 140,000

This graph demonstrates that the fiscal repair measures have made a major contribution to bringing FTE growth under control, with FTEs at the end of 2012-13 being just over 15,000 FTEs or 7.4% less than the peak of 204,546 FTEs in 2010-11.

FTEs are expected to start growing modestly from 2012-13, reflecting increased service delivery demands. By the end of 2013-14, FTEs are estimated to be around 5.7% (or 11,600 FTEs) less than 2010-11. The public service is expected to remain smaller than its peak across the forward estimates.

Table 4.2 shows the total funded FTE positions by department and is consistent with agency Service Delivery Statements.

Departments’ workforce profiles will continue to change as they undertake organisational review and renewal, as the public service works to become the best in the nation.

Budget Strategy and Outlook 2014-15 79

Table 4.2
Total funded FTE positions by Department[1,12,13]

	2013-14 Adjusted Budget	2013-14 Est. Act	2014-15 Budget
Aboriginal and Torres Strait Islander and Multicultural Affairs	366	369	369
Agriculture, Fisheries and Forestry	2,168	2,168	2,168
Communities, Child Safety and Disability Services[2]	5,731	5,740	5,911
Education, Training and Employment[3]	65,897	65,501	65,653
Energy and Water Supply	273	250	225
Environment and Heritage Protection	980	1,011	1,026
Housing and Public Works[4]	3,153	3,093	2,822
Justice and Attorney-General[5]	8,145	8,265	8,442
Local Government, Community Recovery and Resilience	124	122	121
National Parks, Recreation, Sport and Racing	1,327	1,333	1,346
Natural Resources and Mines	2,443	2,440	2,440
Premier and Cabinet	622	696	660
Public Safety Business Agency[6]	905	881	2,435
Queensland Fire and Emergency Services[7]	2,960	2,962	2,941
Queensland Health[8,9]	69,744	70,519	72,595
Queensland Police Service[10]	15,168	15,229	14,029
Queensland Treasury and Trade[11]	1,083	1,069	1,094
Science, Information Technology, Innovation and the Arts	3,199	3,036	3,043
State Development, Infrastructure and Planning	845	899	881
Tourism, Major Events, Small Business and the Commonwealth Games	107	113	121
Transport and Main Roads	7,380	7,273	7,290
Total	**192,620**	**192,969**	**195,612**

Notes:
1. The Police and Community Safety Review released in August 2013 looked at how the Queensland Police Service and the Department of Community Safety delivered their services. It recommended the establishment of a new public safety portfolio under the Minister for Police, Fire and Emergency Services. The Queensland Ambulance Service moved to Queensland Health and Queensland Corrective Services and Prostitution Licensing Authority moved to the Department of Justice and Attorney-General. The resulting public safety portfolio consists of the Queensland Police Service, Queensland Fire and Emergency Services, the Public Safety Business Agency and the Office of the Inspector-General Emergency Management.
2. The 2013-14 Adjusted Budget has decreased by 68 FTEs compared to the 2013-14 published Budget estimate due to the transfer of responsibility for Homelessness Services to the Department of Housing and Public Works from 1 July 2013.
3. For the purposes of comparison, this includes TAFE Queensland which was established as a statutory body on 1 July 2013, with staff transferring from the Department of Education, Training and Employment from 1 July 2014.
4. Variance between 2013-14 Estimated Actual and 2014-15 Budget is primarily due to the exiting of contestable services and the streamlining of operations.
5. Queensland Corrective Services transferred from the former Department of Community Safety to the Department of Justice and Attorney-General on 1 November 2013.
6. The Public Safety Business Agency was established as a Public Service Office on 1 November 2013 and has been included in this table for the purposes of achieving a meaningful comparison. The increase in 2014-15 reflects further machinery-of-government changes, including the transfer of 1,458 FTEs from the Queensland

80 Budget Strategy and Outlook 2014-15

Police Service and 115 FTEs from the Department of Communities, Child Safety and Disability Services responsible for Blue Cards.

7. The Queensland Fire and Emergency Services was established as a department on 1 November 2013. It incorporates parts of two divisions from the former Department of Community Safety – the Queensland Fire and Rescue Service and Emergency Management Queensland.

8. Queensland Ambulance Service became part of Queensland Health from 1 October 2013 with 3,905 FTEs transitioning in the 2013-14 Estimated Actual (rising to 4,015 FTEs in 2014-15 Budget).

9. This represents Health Consolidated in the Service Delivery Statement, which consolidates Queensland Health controlled and the Hospital and Health Services. Increases in 2014-15 include additional staffing related to commissioning of new services at the Gold Coast, Logan and Cairns Hospitals and transfer of services from the Mater Children’s Hospital to the Lady Cilento Children’s Hospital.

10. Changes between the 2013-14 Estimated Actual and 2014-15 Budget figures reflect the movement of 1,458 FTEs to the Public Safety Business Agency resulting from Machinery-of-Government changes associated with the Police and Community Safety Review. This is partially offset by underlying growth in police numbers.

11.	For the purposes of comparison, Trade and Investment Queensland, established as a statutory body on
1	February 2014 is included in this estimate.
12.	Explanation of variations in departmental FTEs can be found in the Service Delivery Statements.

13. The estimate of 192,352 FTEs included in the published 2013-14 Budget is slightly higher on an adjusted basis once the full scope of departmental FTEs is extended to allow for issues such as the inclusion of temporary employees in Queensland Police Service and the inclusion of Q-COMP in the Department of Justice and Attorney-General from 1 October 2013.

Superannuation expenses

The superannuation interest cost represents the imputed interest on the Government’s accruing defined benefit superannuation liabilities.

In determining the State’s defined benefit superannuation liabilities, AASB 119 Employee Benefits requires the discounting of future benefit obligations using yield rates on government bonds net of investment tax. Interest costs are calculated on a net liability approach by applying the discount rate to both the gross liability and superannuation plan assets.

In 2014-15, superannuation interest costs are projected to decrease by $23 million over the estimated actual to $932 million due to the lower estimated actuarial valuation of superannuation liabilities as at 30 June 2014.

Other superannuation expenses represent employer superannuation contributions to accumulation superannuation and the current service cost of the State’s defined benefit obligation (or the increase in the present value of the defined benefit obligation resulting from employee service in the current period).

Other operating expenses

Other operating expenses comprise the non-labour costs of providing goods and services, including outsourced services to government and non-government organisations, repairs and maintenance, consultancies, contractors, electricity, communications and marketing. Other operating expenses have increased significantly from the 2013-14 MYFER as a result of service procurement payments being reclassified from grant expenses to other operating expenses reflecting the Government’s efforts to improve consistency in the classification of grants and service procurement across government.

Budget Strategy and Outlook 2014-15 81

Payments which have been reclassified from grant expenses to other operating expenses include: Transport service contract (TSCs) payments made to Queensland Rail for non-commercial rail passenger services for the commuter and tourism markets.

These payments were previously reported as community service obligation payments.

Outsourcing of service delivery to non-government organisations to deliver community, child and family and disability services.

Outsourcing of other services to external providers including some housing and health services.

In 2014-15, other operating expenses are expected to be $15.249 billion, an increase of $1.269 billion or 9.1% over the 2013-14 estimated actual. Significant variations from the 2013-14 estimated actual outcome are due to: growth for additional activities and the finalisation of certain Commonwealth funded health programs funding for the Great Teachers = Great Results initiative, deferred expenditure associated with Australian Government National Partnerships program, Building Australia’s Workforce – Vocational Education and Training (Skills Reform) and growth in Government National Education Reforms – Students First program additional funding for child and family reforms in response to the Child Protection Commission of Inquiry Final Report. The Queensland Government has allocated $406 million to these reforms over the next five years.

Depreciation and amortisation

Depreciation and amortisation expense is an estimate of the progressive consumption of the State’s assets through normal usage, wear and tear and obsolescence. Growth in this expense category primarily reflects asset revaluations and the size of the State’s capital program.

Other interest expenses

Other interest expenses include interest paid on borrowings to acquire capital assets and infrastructure such as roads and government buildings.

In 2014-15, the General Government sector has total debt servicing costs forecast at $2.379 billion, an increase of 12.1% over the 2013-14 estimated actual due to the higher borrowings in 2013-14.

82 Budget Strategy and Outlook 2014-15

Grants expenses

Current grants include grants and subsidies to the community (such as schools, hospitals, benevolent institutions and local governments) and personal benefit payments.

Community service obligations (CSOs) are provided where Public Non-financial Corporations (PNFCs) are required to provide non-commercial services or services at non-commercial prices for the benefit of the community (for further details refer Chapter 7).

Table 4.3 provides a break down of grants by category and recipient type.

Grant expenses have decreased significantly from the 2013-14 MYFER as a result of service procurement payments being reclassified from grant expenses to other operating expenses, as detailed earlier in this chapter. However, total current and capital transfers will rise by 6.3% to $7.198 billion in 2014-15.

Table 4.3 1 Grant expenses

2013-14 2014-15 Est. Act. Budget $ million $ million

Current

Grants to local government 419 684 Grants to private and not-for-profit organisations State funding for non-state schools 546 584 Australian Government funding for non-state schools 1,982 2,125 Other 805 800 Grants to other sectors of government Community service obligations to PNFCs 570 697 Other payments to PNFCs 30 25 Other 3 3 Other 290 209

Total current transfers 4,645 5,128 Capital

Grants to local government 1,696 1,344 Grants to private and not-for-profit organisations 289 605 Payments to PNFCs 25 16 First Home Owner Grant schemes 75 70 Other 39 35

Total capital transfers 2,125 2,070 Total current and capital transfers 6,770 7,198

Note:

1. Numbers may not add due to rounding.

Budget Strategy and Outlook 2014-15 83

Current grants are estimated to increase by $483 million in 2014-15. This increase is largely due to the Australian Government’s advance payment of financial assistance grants to local governments in 2012-13 for 2013-14 (thereby reducing 2013-14), growth in Australian Government funding to non-state schools and additional CSO payments to electricity Government-owned corporations (GOCs). The Budget includes an amount to ensure tariffs are consistent with the Queensland Competition Authority’s draft determination.

Capital transfers represent grants to PNFCs, local governments, not-for-profit institutions and other non-government entities, such as businesses and households (including the Great Start Grant) for capital purposes.

Capital grants are estimated to decrease $55 million to $2.07 billion in 2014-15. The decline in capital grants to local government is largely represented by a decline in natural disaster grants to local governments for the rebuilding of roads, bridges and transport infrastructure related to pre-2014 natural disaster events.

In 2014-15, capital grants to private and not-for-profit organisations includes the one-off transfer of State assets to form Queensland’s first dual-sector university through the merger of Central Queensland Institute of Technical and Further Education (CQIT) with Central Queensland University (CQU) as well as grant funding for Royalties for the Regions program.

The Queensland Independent Commission of Audit Final Report released in 2013, included (Part C-4) an analysis of Grant Administration in the Queensland Government, identifying the scope of grant payments, grants definitions and conditions, and the effectiveness of grant programs and grant systems.

The section made three recommendations about grants in the context of Financial Administration of the State. These recommendations were:

The Government publish a list of all grant programs on an annual basis (Recommendation 55)

Grant programs across Government be rationalised and consolidated, with a view to: o reducing the piecemeal and fragmented nature of current programs o adopting a consistent definition and treatment of grants across Government, separate from subsidies, service level agreements and other forms of payment for services rendered o ensuring the efficiency and effectiveness of grant programs in achieving stated objectives

84 Budget Strategy and Outlook 2014-15

providing a more informed basis for future decisions on the nature, range and scope of grants proposed to be made, and the organisations receiving these grants achieving better value for money for the large expenditure made on grants (Recommendation 56) The administration of grant programs be managed by specialist grant administration systems based on best practice, to minimise the administrative and overhead costs involved. (Recommendation 57)

The Government’s response to these three recommendations was to accept each of them, noting that there would need to be a progressive approach to implementation oversighted by the Social Services Cabinet Committee. Implementation actions include: the development and application of consistent accounting guidelines for the classification and treatment of all funding to external parties – the guidelines were published in February 2014 and have been applied to the 2014-15 Budget mapping grants and other payments to external parties to provide a basis for identification of opportunities to improve the efficiency and effectiveness of funding programs across government development of a web portal to provide information on grant and funding programs for across government in one place – a portal was launched in December 2013 providing information on investment in social services and from July 2014 the portal will hold information on all government grant and funding programs exploring opportunities to further simplify application, acquittal and reporting processes for grants and service agreements, improve the quality and accessibility of information on grant and funding programs, and reduce administrative and overhead costs for both government agencies and organisations receiving grants and providing services.

Budget Strategy and Outlook 2014-15 85

OPERATING EXPENSES BY PURPOSE

Chart 4.5

General Government expenses by purpose, 2014-15

Other services

12.6%

Health

27.6%

Education

23.5%

Transport and communications

11.7%

Social welfare, Public order housing and and safety Economic other community 8.7% services services

5.2% 10.7%

Chart 4.5 indicates the proportion of expenditure by major purpose classification for the 2014-15 Budget. Health accounts for the largest share of expenses (27.6%) followed by Education (23.5%).

86 Budget Strategy and Outlook 2014-15

DEPARTMENTAL EXPENSES

Data presented in Tables 4.4 and 4.5 provide a summary drawn from financial statements contained in the Service Delivery Statements. Further information on the composition of expenses, outputs delivered and factors influencing the movement in expenses can also be obtained from the Service Delivery Statements.

Table 4.4

Departmental Controlled Expense 1,2

2013-14 2014-15 Est. Actual Estimate $‘000 $‘000

Aboriginal and Torres Strait Islander and Multicultural Affairs 104,886 156,234 Agriculture, Fisheries and Forestry 426,944 408,579 Communities, Child Safety and Disability Services 2,414,829 2,519,267 Education,Training and Employment 8,246,166 8,552,849 Electoral Commission of Queensland 17,938 54,124 Energy and Water Supply 62,449 50,729 Environment and Heritage Protection 178,396 175,034 Health Consolidated3 12,707,922 13,621,951 Housing and Public Works 1,622,199 1,854,602 Justice and Attorney-General 1,143,864 1,435,132 Legislative Assembly 84,617 86,484 Local Government, Community Recovery and Resilience 204,034 207,549 National Parks, Recreation, Sport and Racing 331,688 420,049 Natural Resources and Mines 437,317 450,002 Office of the Governor 6,055 6,263 Office of the Inspector-General Emergency Management . 4,495 Office of the Ombudsman 7,527 8,602 Premier and Cabinet 122,124 125,451 Public Safety Business Agency 674,092 610,265 Public Service Commission 23,293 18,081 Queensland Audit Office 40,243 38,372 Queensland Fire and Emergency Services 404,969 620,024 Queensland Police Service 1,974,084 2,070,324 Queensland Treasury and Trade 213,292 203,033 Science, Information Technology, Innovation and the Arts 422,240 450,120 State Development, Infrastructure and Planning 254,878 412,095 The Public Trustee of Queensland 84,223 87,705 Tourism, Major Events, Small Business and the Commonw ealth Games 95,116 107,441 Transport and Main Roads 5,477,865 5,390,333

Total Expenses 37,783,250 40,145,189

Notes:

1. Total expenses by department does not equate to total General Government expenses in Uniform Presentation Framew ork (UPF) terms reported elsew here in the Budget Papers as General Government expenses include a w ider range of entities including State Government statutory authorities. In addition transactions eliminated betw een entities w ithin the General Government sector are excluded in the preparation of w hole-of-Government UPF financial statements.

2. Explanation of variations in departmental controlled expenses can be found in the Service Delivery Statements. 3. This represents Health Consolidated in the Service Delivery Statement, w hich consolidates Queensland Health controlled, Queensland Ambulance Service and the Hospital and Health Services.

Budget Strategy and Outlook 2014-15 87

Table 4.5
Departmental Administered Expense [1,2,3]

	2013-14 Est. Actual $'000	2014-15 Estimate $'000
Aboriginal and Torres Strait Islander and Multicultural Affairs	8,172	8,100
Agriculture, Fisheries and Forestry	9,741	9,395
Communities, Child Safety and Disability Services	254,944	239,631
Education, Training and Employment	2,762,819	3,083,848
Energy and Water Supply	585,008	711,303
Environment and Heritage Protection	1,433	..
Health Consolidated	31,299	33,910
Housing and Public Works	22,445	3,452
Justice and Attorney-General	294,445	308,257
Local Government, Community Recovery and Resilience	3,864,126	2,300,172
National Parks, Recreation, Sport and Racing	26,790	26,811
Natural Resources and Mines	51,625	51,625
Premier and Cabinet	42,606	56,591
Queensland Police Service	708	..
Queensland Treasury and Trade	6,675,768	6,507,357
Science, Information Technology, Innovation and the Arts	149,677	149,687
State Development, Infrastructure and Planning	28,149	29,428
Tourism, Major Events, Small Business and the Commonwealth Games	107,166	119,393
Transport and Main Roads	1,037	..
Total Expenses	**14,917,958**	**13,638,960**

Notes:

1 Expenses above do not include Transfers to government.

2 Total expenses by department does not equate to total General Government expenses in Uniform Presentation Framework (UPF) terms reported elsewhere in the Budget Papers as General Government expenses include a wider range of entities including State Government statutory authorities. In addition transactions eliminated between entities within the General Government sector are excluded in the preparation of whole-of-Government UPF financial statements.

3 Explanation of variations in departmental administered expenses can be found in the Service Delivery Statements.

88 Budget Strategy and Outlook 2014-15

Table 4.6 Reconciliation of Departmental to UPF Expenses[1]	2013-14 Est. Actual $ million	2014-15 Estimate $ million
Departmental expenditure per Service Delivery Statements - Controlled (Table 4.4)	37,783	40,145
- Administered (Table 4.5)	14,918	13,639
Non-UPF departmental expenses and whole-of-Government schemes[2]	(3,964)	(3,894)
Other General Government entities (e.g. CBUs, SSPs, Statutory Bodies)	7,028	5,650
	55,766	**55,541**
Superannuation interest cost	955	932
Eliminations and Other whole-of-Government adjustments		
Elimination of payments to CBUs and SSPs	(2,753)	(2,721)
Other eliminations and adjustments	(6,820)	(3,818)
Total General Government UPF Expenses	**47,149**	**49,933**

Notes:

1. Numbers may not add due to rounding.
2. Certain expenses such as asset valuation changes are excluded from UPF reporting. In addition, this item removes the effect of cash payments for whole-of-Government schemes such as the State's share of superannuation beneficiary payments reported in Treasury Administered's expenses. Costs associated with these schemes are accrued annually.

Budget Strategy and Outlook 2014-15 89

Budget Strategy and Outlook 2014-15 90

5	BALANCE SHEET AND CASH FLOWS

FEATURES

A key fiscal principle of the Queensland Government is to stabilise then significantly reduce debt. The Government has undertaken an extensive fiscal repair task which has resulted in the increase in borrowings over the budget and forward estimates period (that is 2014-15 to 2017-18) slowing to just over $2.1 billion.

Borrowings in 2014-15 are estimated to be almost $80 billion. This compares to the previous Government in the 2011-12 Mid Year Fiscal and Economic Review estimating that borrowings would reach $85.4 billion in 2014-15.

Borrowings in 2015-16 are expected to be $80.6 billion, $9.2 billion less than the comparable estimates in the Queensland Independent Commission of Audit Interim Report, and $520 million lower than forecast in the 2013-14 Budget.

General Government capital purchases (Purchases of Non-financial Assets) of $6.6 billion in 2013-14 will be funded entirely by borrowings. However, due to the Government’s fiscal repair efforts, by 2015-16 General Government capital purchases of $5.7 billion will be funded entirely by operating cash flows.

BACKGROUND

The balance sheet shows the projected assets, liabilities and net worth of the General Government sector as at 30 June each financial year. It is important for the Government to maintain a strong balance sheet to provide it with the stability, flexibility and capacity to deal with any emerging financial and economic pressures, and to provide a strong foundation for future economic growth.

Following the Queensland Independent Commission of Audit Interim Report, the Government implemented measures to immediately and significantly repair Queensland’s fiscal position, especially restraining expenditure growth. The Government’s fiscal consolidation efforts are having a positive impact on the balance sheet and freeing operating cash flows for essential investment in roads, hospitals and other infrastructure, however, there is still progress to be made.

Budget Strategy and Outlook 2014-15 91

BALANCE SHEET

Table 5.1 provides a summary of the key balance sheet measures for the General Government sector.

Table 5.1
General Government sector: summary of budgeted balance sheet[1]

	2013-14 Budget[2] $ million	2013-14 Est. Act. $ million	2014-15 Budget $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
Financial assets	63,429	65,135	66,962	68,345	70,350	72,185
Non-financial assets	192,304	193,850	197,556	201,089	205,102	208,310
Total Assets[3]	**255,733**	**258,985**	**264,518**	**269,434**	**275,453**	**280,496**
Borrowings, advances and deposits	**47,556**	**45,493**	**48,685**	**48,552**	**48,738**	**48,936**
Superannuation liability	27,827	25,120	23,641	22,394	21,313	20,282
Other provisions and liabilities	12,684	12,706	13,102	13,404	13,989	14,351
Total Liabilities	**88,067**	**83,319**	**85,428**	**84,350**	**84,040**	**83,569**
Net Worth	**167,666**	**175,666**	**179,091**	**185,084**	**191,413**	**196,926**
Net Financial Worth	**(24,638)**	**(18,184)**	**(18,466)**	**(16,005)**	**(13,690)**	**(11,384)**
Net Financial Liabilities	**46,834**	**42,705**	**43,495**	**41,728**	**40,382**	**38,959**
Net Debt	**10,821**	**8,756**	**10,942**	**10,048**	**9,372**	**8,869**

Notes:
1. Numbers may not add due to rounding.
2. Numbers have been restated where subsequent changes in classification have occurred.
3. For UPF purposes, the State's assets are classed as either financial or non-financial assets.

Financial assets

The General Government sector holds the equity of the State's public enterprises, principally its shareholding in Government-owned corporations (GOCs) but also Public Financial Corporations like Queensland Treasury Corporation (QTC), in much the same manner as the parent or holding company in a group of companies. The estimated investment in public enterprises is included in the General Government sector's financial assets.

Financial assets of $65.135 billion are estimated for 2013-14, $1.706 billion higher than originally budgeted. This is due primarily to an increase in the value of holdings in Public Financial Corporations, principally as a result of the increase in value of the QML investment which has now been divested.

92 Budget Strategy and Outlook 2014-15

In the year to 30 June 2015, financial assets are projected to increase by $1.827 billion over 2013-14, attributable principally to increased investment in assets set aside to meet future employee liabilities including superannuation, and an increase in the value of holdings primarily in the Energy sector.

Chart 5.1 shows projected General Government sector financial assets by category at

30 June 2015. Investments held to meet future liabilities, including superannuation and long service leave, comprise the major part of the State’s financial assets.

Chart 5.1

Projected General Government financial assets by category at 30 June 2015

Receivables Cash, deposits and 6.0% advances 2.9%

Investments in other public sector and other entities

37.6% Investments, loans and placements

53.5%

Budget Strategy and Outlook 2014-15 93

Non-financial assets

General Government non-financial assets are projected to total $193.85 billion at

30 June 2014, $1.546 billion higher than forecast at the 2013-14 Budget.

Changes in non-financial assets occur for a number of reasons including:

construction and purchase/lease of assets, either to replace existing assets or provide additional capacity for the State to deliver services revaluations of assets required under accounting standards depreciation and disposals of assets.

The increase since the 2013-14 Budget reflects the flow through of upward revaluations at 30 June 2013 primarily for road infrastructure, offset by downward revaluations for land. There are some significant devaluations of assets that may arise in 2013-14 (for example, arising from changes in the valuation methodology for leasehold land), however the quantum of these has not been finalised at the time of publication of this budget. These will be finalised and incorporated into the 2013-14 Report on State Finances.

Non-financial assets in the year ending 30 June 2015 are expected to grow by $3.706 billion over the 2013-14 estimated actuals, to be $197.556 billion at 30 June. These assets consist primarily of land and other fixed assets of $190.033 billion, the majority of which are roads, schools, hospitals and other infrastructure used to provide services to Queenslanders. Other non-financial assets of $7.524 billion held by the State include prepayments and deferred tax assets relating to income tax equivalents collected primarily from GOCs.

Since the mid-1990s, the Queensland Government has invested in new infrastructure at levels well beyond that of the other states. General Government purchases of non-financial assets per capita have far exceeded the average of the other states and territories for well over a decade (refer Chart 5.2). As a consequence, the State’s borrowings have increased substantially, particularly in recent years. Following the recent fiscal repair initiatives of the Government, spending has returned to more moderate levels, with per capita purchases approaching that of other states.

94 Budget Strategy and Outlook 2014-15

Chart 5.2

General Government per capita purchases of non-financial assets, 1996-97 to 2014-15

Queensland Other States

2,500

2,000

capita 1,500 per $ 1,000

500

0

1996-97 1999-2000 2002-03 2005-06 2008-09 2011-12 2014-15

Purchases of non-financial assets have increased as a result of the natural disasters in recent years, which required the extensive replacement of infrastructure. Chart 5.3 indicates the proportion of the General Government capital program that has been spent on restoration of assets following these disasters.

Chart 5.3

Proportion of General Government capital purchases spent on disaster restoration

8,000

Natural disaster capital purchases

7,000 Other Capital Purchases 6,000

5,000 million 4,000 $ 3,000

2,000

1,000

0

2012-13 2013-14 2014-15 2015-16 2016-17 2017-18

Budget Strategy and Outlook 2014-15 95

Purchases of non-financial assets for the General Government sector are forecast to reduce from $6.634 billion in 2013-14 to $5.188 billion in 2017-18.

This reduction in capital spending is to be expected following a prolonged period of elevated capital spending. There is expected to be an increase in Queensland’s spending in the outyears compared to the 2013-14 Budget as a result of the Commonwealth providing further clarity around its capital, predominantly roads, funding allocation to the States in its 2014-15 Budget papers.

The State has also entered into a number of finance leases, mainly in relation to Public Private Partnerships, totalling $1.805 billion over the period 2013-14 to 2017-18. There is no cash impact at commencement of these leases, however they do increase the level of non-financial assets and gross borrowing to the same extent.

Liabilities

General Government Sector

General Government liabilities of $83.319 billion in 2013-14 are $4.748 billion lower than budgeted. This is primarily due to the flow through of the impact of higher than expected bond yields on the actuarially assessed superannuation liability at 30 June 2013, and a decrease in forecast borrowings as a result of an improved fiscal balance in both 2012-13 and 2013-14.

Total liabilities in the General Government sector in 2014-15 are budgeted to increase by $2.109 billion from 2013-14.

Liabilities relating to employee entitlements (principally superannuation and long service leave) are projected to total $29.252 billion at 30 June 2015, a 4.1% decrease on the 2013-14 estimated actual. The State’s superannuation liability can be seen to decline over the forward estimates as a result of the defined benefit fund being closed to new entrants from 2009. In addition, as interest rates return to more normal levels (following a period of historically low bond yields) it is expected that their negative impact on superannuation liabilities will start to reverse.

General Government borrowings of $48.141 billion are forecast for 2014-15, an increase of $3.162 billion over 2013-14. This increase is primarily to support the capital program of $5.972 billion in 2014-15, which is being partially funded by an operating cash surplus.

The level of General Government borrowings stabilises at around $48 billion from 2014-15, mainly due to the Government’s fiscal repair measures. While stabilisation of debt is important and a major achievement, a significant reduction in the debt burden is imperative if Queensland is to reach levels consistent with other states and territories.

96 Budget Strategy and Outlook 2014-15

Over the Budget and forward estimates period, total General Government net borrowings of $1.962 billion and positive operating cash flows of $22.699 billion are planned to fund the $22.758 billion worth of capital projects in the General Government sector.

Repayments of borrowings which are forecast from 2015-16, are more than offset by new finance leases on Public Private Partnerships, resulting in an increase in gross borrowing in the outyears.

The remainder of the liabilities balance consists of payables and other liabilities such as unearned revenue and provisions.

The composition of the General Government sector’s liabilities is illustrated in Chart 5.4.

Chart 5.4

Projected General Government liabilities by category at 30 June 2015

Other liabilities Payables 4.8% 4.0%

Borrowing 1

Superannuation 56.9% liability

27.7%

Other employee benefits 6.6%

Note: 1. Includes borrowing, advances and deposits.

Budget Strategy and Outlook 2014-15 97

Non-financial Public Sector Borrowings

Non-financial Public sector borrowings of $76.123 billion are forecast for 2013-14, $2.002 billion lower than expected at the 2013-14 budget and $6.17 billion lower than the comparable Queensland Independent Commission of Audit forecast contained in its Interim Report.

Non-financial Public sector borrowings of $79.956 billion are forecast for 2014-15, an increase of $3.833 billion over 2013-14, largely reflecting the increased borrowing in the General Government sector.

By 2015-16, borrowings in the Non-financial Public sector are expected to be $9.219 billion lower than outlined in the Independent Commission’s report. As can also be seen in Chart 1.1 (in Chapter 1), borrowings increase slowly from $80 billion to $82 billion over the budget and forward estimates period. This growth in borrowings is $1.2 billion lower than for the same period at the time of the 2013-14 Budget.

The sale of the State’s remaining share in Aurizon (previously known as QR National) is also expected to help further reduce debt.

Following the initial public offering of QR National (now known as Aurizon) in November 2010, the State retained approximately 34% of the issued shares in the company. The share value at the initial public offering was $2.55.

By the end of June 2013, the Queensland Government had sold all but 189.2 million shares in Aurizon, resulting in proceeds on sale of $2.3 billion in that year. These proceeds allowed the Government to repay the full amount of debt associated with the shares ($2.3 billion).

At 31 March 2014, some 113 million shares had been sold at an average price of $4.76. Total proceeds of $750 million in 2013-14 and $180 million in 2014-15 from the sale of all remaining shares, subject to market conditions, will be used to further reduce debt. The Government considers the Non-financial Public sector debt to revenue ratio to be an important indicator, consistent with its fiscal principle of stabilising debt (refer Chart 1.4 in Chapter 1). Consistent with the practice of ratings agencies, less emphasis is now placed on the net financial liabilities to revenue ratio, which incorporates the volatile superannuation liability.

98 Budget Strategy and Outlook 2014-15

Net financial worth

The net financial worth measure is an indicator of financial strength. Net financial worth is defined as financial assets less all existing and accruing liabilities. Financial assets include cash and deposits, advances, financial investments, loans, receivables and equity in public enterprises.

The net financial worth measure is broader than the alternative measure – net debt – which measures only cash, advances and investments on the assets side and borrowings and advances on the liabilities side.

The net financial worth of the General Government sector for 2014-15 is forecast at negative $18.466 billion. The decrease in net financial worth from 2013-14 to 2014-15

($282 million) is primarily the result of the increase in borrowings partially offset by reductions in employee liabilities and increases in investments, loans and placements and equity in public enterprises.

Net financial worth is expected to stabilise and improve over the forward estimates period as borrowings stabilise as a consequence of the Government’s fiscal repair efforts and as financial assets continue to grow.

Net financial liabilities

Net financial liabilities are total liabilities less financial assets, other than equity investments in other public sector entities. This measure is broader than net debt as it includes other significant liabilities, rather than just borrowings (for example, accrued employee liabilities such as superannuation and long service leave entitlements). The net financial liabilities of the General Government sector for 2014-15 are forecast at

$43.495 billion, $790 million higher than 2013-14 which largely reflects additional borrowings in support of the capital program, partially offset by reductions in employee liabilities and increases in investments, loans and placements.

Net financial liabilities decrease after 2014-15 as borrowings stabilise and financial assets continue to grow.

Net worth

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Budget Strategy and Outlook 2014-15 99

Changes in the State’s net worth occur for a number of reasons including: operating surpluses (deficits) that increase (decrease) the Government’s equity revaluation of assets and liabilities as required by accounting standards. For example, the Government’s accruing liabilities for employee superannuation and long service leave are determined by actuarial assessments movements in the net worth of the State’s investments in the Public Non-financial Corporations and Public Financial Corporations sectors gains or losses on disposal of assets. Government agencies routinely buy and sell assets. Where the selling price of an asset is greater (less) than its value in an agency’s accounts, the resultant profit (loss) affects net worth.

The net worth of the General Government sector in 2013-14 is forecast to be $175.666 billion. This is $8 billion more than forecast in the 2013-14 Budget primarily due to lower superannuation liabilities as a result of improved bond rates, lower stocks of borrowings and an increase in the value of holdings in Public Financial Corporations. As mentioned earlier in this chapter, the asset revaluation process for the State has not yet been completed, but there are potentially some significant asset write downs that may impact the State’s net worth. Asset revaluations do not affect the fiscal balance. From 2014-15, net worth is projected to steadily increase mainly as a result of the improved fiscal balance position and growth in assets.

Net debt

Net debt for the General Government sector in 2013-14 is forecast to be $8.756 billion, $2.065 billion less than forecast in the 2013-14 Budget. Net debt will increase to

$10.942 billion in 2014-15 as a result of increased borrowings in that year and is then projected to stabilise and then steadily decrease to a projected $8.869 billion in 2017-18. In the Non-financial Public sector, net debt is estimated at $38.363 billion in 2013-14, $2.125 billion less than forecast in the 2013-14 Budget. Net debt is expected to increase to $41.517 billion in 2014-15 and then stabilise at around this level. As set out in Box 5.1, the net debt measure includes assets held to cover long term liabilities, but does not include the associated liabilities. Under long-standing policies of successive Queensland Governments, these financial investments are quarantined to cover primarily the superannuation obligations of Government, and therefore are not available to offset gross debt. Hence Queensland Treasury and Trade’s preferred measure of the debt metric is gross debt (borrowings).

100 Budget Strategy and Outlook 2014-15

Box 5.1 Net Debt

Net debt is the sum of advances received and borrowings less cash and deposits, advances paid and investments, loans and placements.

A key problem with using net debt as a measure is that it takes into account the assets that the State holds for superannuation and other long term employee entitlements, without taking into account the corresponding liability. Hence the net debt measure lacks balance and provides a misleading picture of the State’s financial position. This can be demonstrated as follows:

Non-financial Public Sector Balance Sheet Components, 2014-15

Assets Liabilities

Net Debt

Cash and investments $42 Billion Borrowings including assets for $80 billion superannuation $38 billion

Net debt includes assets held for employee entitlements such as superannuation but does not include the associated liabilities

Employee entitlements including superannuation liabilities $30 billion

The net debt measure effectively assumes that the superannuation assets are available to offset gross debt. This is inconsistent with the long held principle of successive Queensland governments (and the fiscal principle) in targeting full funding of long term liabilities such as superannuation. Hence Queensland Treasury and Trade’s preferred measure of the debt metric is gross debt (borrowings).

Budget Strategy and Outlook 2014-15 101

CASH FLOWS

The cash flow statement provides information on the Government’s estimated cash flows from its operating, financing and investing activities.

The cash flow statement records estimated cash payments and cash receipts and hence differs from accrued revenue and expenditure recorded in the operating statement. In particular, the operating statement records certain revenues and expenses that do not have an associated cash flow (for example, depreciation expense). The timing of recognition of accrued revenues or expenses in the operating statement may differ from the actual cash disbursement or receipt (for example, tax equivalents). A reconciliation between the cash flows from operations and the operating statement is provided in Table 5.2.

The cash flow statement also records cash flows associated with investing and financing activities that are otherwise reflected in the balance sheet. For example, purchases of capital equipment are recorded in the cash flow statement and impact on the balance sheet through an increase in physical assets.

The cash flow statement provides the cash surplus (deficit) measure which is comprised of the net cash flow from operating activities plus the net cash flow from investment in non-financial assets (or physical capital).

The Australian Bureau of Statistics Government Finance Statistics (GFS) surplus (deficit) is derived by including the initial increase in liability at the commencement of finance leases in the cash surplus (deficit). This measure is also used to derive the Loan Council Allocation nomination, provided in Chapter 8.

The General Government cash deficit of $6.443 billion in 2013-14 is $1.026 billion lower than that forecast at the time of the 2013-14 Budget and $899 million lower than the 2013-14 MYFER. This is largely due to the improved operating position. A cash deficit of $2.342 billion is forecast in 2014-15 for the General Government sector, but cash surpluses are projected for 2015-16 and the remainder of the forward estimates period.

The major factors contributing to the improved forecast cash position are improved net inflows from operating activities as a result of Government’s efforts in relation to the fiscal repair task and a lower capital program partially as a result of the reduced Natural Disaster Relief and Recovery Arrangements requirement from 2015-16.

Total General Government capital purchases of $5.972 billion are budgeted for 2014-15 and, over the period 2014-15 to 2017-18, capital expenditure is expected to total

$22.758 billion in the General Government sector.

102 Budget Strategy and Outlook 2014-15

RECONCILIATION OF OPERATING CASH FLOWS TO THE OPERATING STATEMENT

Table 5.2 provides a reconciliation of the cash flows from operating activities to the operating result for the General Government sector.

Table 5.2

General Government sector: Reconciliation of cash flows from operating activities to accrual operating activities1

2013-14 2014-15 Est. Act. Budget $ million $ million

Revenue from transactions 44,851 50,120

Plus/(less) movement in tax equivalent and dividend

(582) (263) receivables Plus GST receipts 1,842 1,736 Plus/(less) movement in other receivables (177) (342)

Equals cash receipts from operating activities 45,934 51,251

Expenses from transactions 47,149 49,933

(Less) non-cash items Depreciation and amortisation expense (3,058) (3,226) Accrued superannuation expense (1,974) (1,896) Accrued employee entitlements (616) (633) Other accrued costs (96) (247) Plus superannuation benefits paid – defined benefit 2,345 1,933 Plus/(less) movement in employee entitlement provisions 278 295 Plus/(less) GST paid 1,845 1,759 Plus/(less) movement in other provisions and payables 211 (6)

Equals cash payments for operating activities 46,084 47,912

Note:

1. Numbers may not add due to rounding.

The main difference between the accrual operating statement and the cash flow relates to the timing of cash payments and receipts and their recognition in accrual terms and the inclusion of non-cash expenses and revenues. The largest differences between accrual accounting and cash flows are in relation to depreciation and superannuation. Differences due to the timing of receipt or payment of amounts are recorded as either a receivable or payable in the balance sheet.

Budget Strategy and Outlook 2014-15 103

104 Budget Strategy and Outlook 2014-15

6	INTER-GOVERNMENTAL FINANCIAL RELATIONS

FEATURES

The 2014-15 Commonwealth Budget included increases in infrastructure funding to the states over the forward estimates. However, it also incorporated significant reductions in other funding, including the early cessation of a number of intergovernmental agreements.

Of particular concern, the 2014-15 Commonwealth Budget indicated that the Australian Government will amend funding arrangements for public hospitals (from 1 July 2017) and schools (from 1 January 2018) to generate savings across all states of over $80 billion in the period to 2024-25. Queensland’s per capita share of this saving would amount to a reduction of around $16 billion in Australian Government funding. This is a significant cost shift by the Australian Government and the narrow tax base of states will make the delivery of these services increasingly unaffordable beyond the current forward estimates.

The measures in the 2014-15 Commonwealth Budget have heightened the need for states to be closely involved in the White Paper processes on federalism and tax reform. The White Paper processes provide an opportunity to restructure Commonwealth-state relations and improve the long term sustainability of government finances.

Estimated Australian Government funding in 2014-15 for Queensland included in the 2014-15 Queensland Budget is $23.048 billion. Queensland is estimated to receive $11.313 billion in payments for specific purposes, with $843 million as National Specific Purpose Payments, $3.163 billion as National Health Reform funding, $3.248 billion as Students First funding and $4.059 billion as National Partnership payments including Natural Disaster Relief and Recovery Arrangements.

Queensland is estimated to receive $11.736 billion of GST revenue in 2014-15, $900 million more than its population share.

Total GST revenue to all states is expected to be $53.710 billion in 2014-15, an increase of $2.990 billion or 5.9% on 2013-14.

In June 2013, the Commonwealth Grants Commission received Terms of Reference for a review of the methodology used to determine the distribution of the GST among the states, to report by February 2015. Major issues for Queensland include reform of the mining assessment, and the methodologies for assessing relative states’ needs in relation to public sector wages and transport expenditure.

Budget Strategy and Outlook 2014-15 105

FEDERAL FINANCIAL ARRANGEMENTS

Federal financial relations in Australia are characterised by a disparity between the revenue raising capacity and the expenditure responsibilities of the federal and state governments. The Australian Government collects the major share of taxation revenues and states and territories (states) rely on grants from the Australian Government to meet their expenditure requirements. These grants represent approximately 44.2% of all states’ revenues in 2014-15, based on the Australian Government Budget estimates.1 The disparity between revenue raising capability and expenditure responsibilities is known as vertical fiscal imbalance (VFI) and arises from a number of factors. These include: the Australian Constitution, which precludes states from levying customs duty or excise duty, or introducing taxes based on the value of goods produced – for example, a consumption or retail tax restrictions imposed by the Australian Government, particularly on the states’ levying of income tax. While the Constitution permits states to levy income tax, High Court decisions effectively allow the Australian Government to obstruct the states’ application of this power through its ability to reduce other grants to offset any revenue benefits to a state that chooses to raise its own income tax agreements with the Australian Government, which prevent reinstatement of taxes that were abolished under the arrangements associated with the introduction of the GST. These include a number of duties and financial taxes, such as debits tax. National tax reform and other changes since 2000 have led to an increase in VFI. Chart 6.1 shows that while the states received 35% of their revenues from the Australian Government in 1999-2000, this is forecast to increase to 44.2% in 2014-15. In contrast, the proportion of the states’ General Government revenues from state taxes has declined from 39.8% in 1999-2000 to 31.4% in 2014-15.

In the Australian context, one of the outcomes of VFI has been overlap and duplication in roles and responsibilities relating to service delivery and infrastructure provision, particularly in the areas of health and education. This can result in excessive administration, unnecessary additional costs, blurred accountability and a misallocation of resources to areas of lower priority.

Another important element of Australian federal financial arrangements is horizontal fiscal equalisation (HFE). Under this process, GST revenue is distributed amongst state governments so that fiscal capacities are equalised and governments have the capacity to provide similar levels of services to their communities. The Commonwealth Grants

1 National aggregates and interstate comparisons in this chapter will use Australian Government estimates for consistency. Queensland specific figures are consistent with Queensland Budget estimates.

106 Budget Strategy and Outlook 2014-15

Commission provides advice to the Federal Treasurer on the distribution of GST revenue.

Chart 6.1

General Government revenue sources, all states, 1999-2000 and 2014-15

Australian 1999-2000 2014-151

Government State tax Australian State tax funding revenue Government revenue

35.0% 39.8% funding 31.4%

44.2%

Other state Other state revenue revenue 24.4%

25.2%

Note:

1. 2014-15 are estimates.

Sources: ABS Government Finance Statistics Cat No. 5512.0 and state and Australian Budget estimates

2014-15 Commonwealth Budget

The Australian Government released the 2014-15 Commonwealth Budget on

13 May 2014. The Commonwealth Budget included increases in infrastructure funding to the states over the forward estimates. However, it also incorporated significant reductions in other funding, including: cessation of a number of intergovernmental agreements, including several before their agreed expiry dates, such as the National Partnership for Certain Concessions for Pension Concession Card and Senior Card Holders cessation of the Improving Public Hospital Services National Partnership Agreement, without the adjustment of the national hospital funding baseline as previously agreed removal of hospital funding guarantees and a reduced rate for indexation of hospital funding from 2017-18, contrary to agreed funding arrangements in the National Health Reform Agreement a reduced rate in the indexation of school funding from 2018, contrary to arrangements agreed with some states a three year pause in the indexation of financial assistance grants to local government. The 2014-15 Commonwealth Budget measures have significant implications for the structural positions of state budgets. The reduced indexation for hospital funding, in particular, is a reversal of the Australian Government’s previous position of applying its stronger fiscal capacity to partner states in the long term funding of the nation’s hospitals in the face of population ageing and health cost inflation. To a significant extent, the

Budget Strategy and Outlook 2014-15 107

Australian Government has shifted the costs of repairing its structural budget position onto the states.

The 2045-15 Commonwealth Budget measures raise serious questions as to the Australian Government’s willingness to remain committed to longer term agreements. This will have implications for the pursuit of national reform in the future and the structure of federal reform that states will support in the future.

Opportunities for reform

The Australian Government announced a significant reform agenda following the 2013 Federal Election. The outcome of the 2014-15 Commonwealth Budget has heightened the need for states to be closely involved in the proposed reforms. The reform agenda provides an ideal opportunity to address the key challenges faced by the nation, including the need to restructure Commonwealth-state relations, make government finances more sustainable and create a more vibrant national economy.

The Queensland Government is supportive of the upcoming White Paper processes on federation and tax reform. The context for the White Papers has been set by the National Commission of Audit (NCoA) report released on 1 May 2014 which was critical of the size of the federal bureaucracy and the duplication of state functions. The NCoA recommended a comprehensive review of the roles and responsibilities of the Australian and state governments be undertaken. As part of the White Paper processes, Queensland will be focused on addressing duplication in functions, and ensuring state sovereignty over its policy and service delivery responsibilities is maintained. Further detail on the NCoA findings and the White Paper processes is provided in Box 6.1.

In the longer term, these reforms could also allow reform of the HFE system. The Australian Government’s 2012 GST Distribution Review suggested that if a range of intergovernmental financial reforms were introduced, including a reduction in the level of VFI, the level of redistribution may be able to be reduced. Should this eventuate, it suggested that the Australian Government could take greater responsibility for directly funding equalisation payments to states where required.

108 Budget Strategy and Outlook 2014-15

Box 6.1

National Commission of Audit and White Papers on federalism and tax reform

In October 2013, the Federal Treasurer announced a National Commission of Audit (NCoA) would review the workings of Government to ensure taxpayers’ money is spent wisely. Similar to the Queensland Government, the Australian Government faced an unsustainable fiscal position when it came to office in September 2013. The NCoA provides an opportunity for the state and Australian Governments to work together to turn shared sentiments on Commonwealth-state relations into specific reforms.

The NCoA was undertaken in two phases; Phase One dealt with federal relations reform issues and Phase Two with Commonwealth infrastructure and public sector accountability. The Commission’s report, released on 1 May 2014, focused on the need for the Australian Government to control its expenditure or face ongoing high levels of debt. The NCoA raised similar issues as the Queensland Commission of Audit Report, such as the need to undertake fiscal repair, pay down debt, reduce red tape and compliance costs and reassess service delivery options.

Key recommendations on the federal framework include:

a substantial reduction in VFI, including changes to roles and responsibilities and a reduction in tied grants to the states, offset by an increase in untied funding as part of the reforms to VFI, GST revenue could be shared on an equal per capita basis, with the Commonwealth providing additional untied equalisation grants to ensure that no state is worse off eliminating duplication between federal and state levels of government reducing the administrative burden imposed on states through the numerous Council of Australian Governments (COAG) agreements.

The Australian Government has announced the preparation of two White Papers on federalism and tax reform. The views of the NCoA are expected to inform the White Paper processes, and could signal the start of significant reforms to intergovernmental relations in Australia.

The White Papers were discussed at the 2 May 2014 COAG meeting where it was agreed there are opportunities to ensure Australia’s federation and tax system are both functioning well, supporting a strong, dynamic economy and delivering effective services to the community. All governments committed to work closely and collaboratively on both White Papers. A Steering Committee, chaired by the Australian Government and involving all state governments and the Australian Local Government Association, will be established to oversee the development of the Federation White Paper.

The White Paper processes present an opportunity for Queensland to ensure reforms align with the Queensland Government’s objectives, clarify Commonwealth-state relations, improve the sustainability and efficiency of Queensland’s revenue base, and address vertical fiscal imbalance. Movement on these issues is even more significant given the long term financial implications of the 2014-15 Commonwealth Budget for the State.

The White Papers are expected to be developed over 2014 and 2015.

Budget Strategy and Outlook 2014-15 109

AUSTRALIAN GOVERNMENT FUNDING TO THE STATES

The framework for federal financial relations is set out in the Intergovernmental Agreement on Federal Financial Relations (IGA). The IGA outlines the Australian Government’s commitment to provide ongoing financial support to the states by way of untied funding, which is able to be used by the states for any purpose (such as GST) and tied funding, where the state is restricted in how the funding can be spent (either by sector or for specific projects or reforms).

There are five payment categories to the states:

GST payments (and other general revenue assistance)

National Specific Purpose Payments (SPPs) to be spent in the key service delivery sectors of skills and workforce development, affordable housing and disability services ? National Health Reform funding ? Students First – A fairer funding agreement for schools ? National Partnership (NP) payments for specific purposes or reform linked objectives. The Australian Government funding to the states includes $5 billion for a new Asset Recycling Initiative, whereby the Australian Government will provide incentive payments to states to encourage additional infrastructure activity (see Box 6.2). The funding will be managed in an Asset Recycling Pool from which the Australian Government will allocate funds over the period 2014-15 to 2018-19.

110 Budget Strategy and Outlook 2014-15

Box 6.2 Asset Recycling

In recognition of the crucial role of infrastructure in driving national productivity and competitiveness, the Australian Government is offering a financial incentive to states that sell assets and recycle the proceeds of these sales into new and productive infrastructure. Under the Asset Recycling Initiative (the Initiative), the Australian Government will provide incentive payments calculated at 15% of the proceeds received by states from the sale of the assets where proceeds are reinvested by the states in additional economic infrastructure. Agreements on specific asset sales and new investments will be negotiated bilaterally between the Commonwealth and the states.

States that choose to access the incentive have until 30 June 2016 to agree with the Commonwealth the details of the asset sales and new infrastructure investments that qualify under the Initiative. Incentive payments will be available for five years up to 30 June 2019. Through the Strong Choices campaign, the Queensland Government has engaged with Queenslanders about how best to reduce Queensland’s $80 billion debt. This conversation involved listening to the community’s views on the sale or lease of assets, together will choices to increase taxes or reduce services. Feedback from the Strong Choices discussion has been taken into consideration in developing the Draft Action Plan aimed at reducing the State’s debt and providing surplus funds for reinvestment in new infrastructure. It is anticipated that any asset sales and proceeds used to fund investment in new productive infrastructure will qualify for the Australian’s Government’s incentive payments under this Initiative.

Table 6.1 shows total Australian Government payments to the states in 2014-15 are expected to be $101.147 billion, an increase of $3.313 billion or 3.4% compared with 2013-14. These figures are based on Australian Government 2014-15 Budget estimates. GST revenue from the Australian Government to all states is expected to be

$53.710 billion in 2014-15, an increase of 5.9% in nominal terms. In real per capita terms, GST is expected to increase by 1.8% in 2014-15.

Budget Strategy and Outlook 2014-15 111

Total payments for specific purposes in 2014-15 are expected to be $46.285 billion, a 1.1% increase in nominal terms and a 2.8% decrease in real per capita terms compared with 2013-14.

Table 6.1
Estimated Australian Government payments to the states, 2013-14 and 2014-15[1]

	2013-14 Est. Act. $ million	2014-15 Budget $ million	Change Nominal Terms %	Change Real Terms%	Change Real Per Capita %
GST revenue	**50,720**	**53,710**	5.9	3.6	1.8
Payments for specific purposes					
National Partnership payments[2]	14,685	12,657			
Specific Purpose Payments	4,025	4,139			
National Health Reform Funding	13,845	15,116			
Students First – Education Reform Funding[3]	13,224	14,374			
Total payments for specific purposes	**45,779**	**46,285**	1.1	(1.1)	(2.8)
Other general revenue	1,336	1,151			
Total payments	**97,834**	**101,147**	3.4	1.1	(0.7)

Notes:
1. Numbers may not add due to rounding.
2. The reduction in NP payments from 2013-14 to 2014-15 is due to the expiry, early termination and reduction in funding for NPs from the Australian Government to the states, as well as a number of NPs relating to education being absorbed into Student First funding.
3. Refers to Students First – A fairer funding agreement for schools. Students First funding in 2013-14 includes National Schools SPP funding for July-December 2013, for comparison purposes.

Source: Australian Government 2014-15 Budget Papers

112 Budget Strategy and Outlook 2014-15

Table 6.2 shows the expected shares of total Australian Government payments to each state for 2014-15 compared with each state's population share. Queensland is expected to receive payments slightly above its population share, with above-population shares of payments for both general and specific purposes.

Table 6.2
Relative shares of Australian Government payments to the states, 2014-15[1]

	Share of payments[2] %	Share of population %	Relative share[3] %
New South Wales	30.5	31.9	95.8
Victoria	23.1	24.8	92.8
Queensland	21.6	20.2	106.9
Western Australia	7.6	11.1	68.7
South Australia	8.1	7.1	114.4
Tasmania	3.0	2.2	136.3
Australian Capital Territory	1.9	1.6	115.0
Northern Territory	4.2	1.0	406.3

Notes:
1. Numbers may not add due to rounding.
2. Excludes payments unallocated among the states and territories in the Australian Government Budget papers. Royalties paid by the Australian Government to Western Australia and the Northern Territory.
3. A state's relative share is measured as its funding share as a percentage of its population share (may not divide due to rounding).

Source: Australian Government 2014-15 Budget Papers

Budget Strategy and Outlook 2014-15 113

AUSTRALIAN GOVERNMENT FUNDING TO QUEENSLAND

This section reflects the Queensland Government estimates of proposed Australian Government funding.

Estimated Australian Government funding in 2014-15 for Queensland, included in the 2014-15 Queensland Budget, is $23.048 billion[2], as shown in Table 6.3.

Table 6.3
Estimated Australian Government payments to Queensland, 2013-14 and 2014-15[1, 2]

	2013-14 Est. Act. $ million	2014-15 Budget $ million	Change Nominal Terms %	Change Real Terms %	Change Real Per Capita %
GST revenue	10,823	11,736	8.4	5.5	3.5
GST balancing item[3]	73	..			
Total payments for general purposes	**10,896**	**11,736**			
Payments for specific purposes					
National Partnership payments (excluding NDRRA[4])	1,883	1,926			
NDRRA	..	2,133			
Specific Purpose Payments	823	843			
National Health Reform Funding	2,803	3,163			
Students First – Education Reform Funding[5]	2,938	3,248			
Total payments for specific purposes	**8,447**	**11,313**	**33.9**	**30.3**	**27.8**
Total Payments	**19,343**	**23,048**	**19.2**	**16.0**	**13.7**

Notes:
1. Numbers may not add due to rounding.
2. Does not include Australian Government funding direct to Local Governments.
3. The balancing adjustment accounts for differences between the GST paid to states and the final GST pool size and population outcomes in the prior year (2012-13).
4. NDRRA is funding for the Natural Disaster Relief and Recovery Arrangements.
5. Refers to Students First – A Fairer Funding Agreement for Schools. Students First funding in 2013-14 includes National Schools SPP funding for July-December 2013, for comparison purposes.

Sources: Australian Government 2014-15 Budget Paper No. 3 and Queensland Treasury and Trade estimates.

Queensland expects to receive $11.736 billion of GST revenue in 2014-15, $900 million greater than its population share. In the same year, total payments for specific purposes are forecast to be $11.313 billion, with $3.163 billion as National Health Reform funding, $3.248 billion as Students First funding, $843 million as National Specific Purpose Payments and $1.926 billion as National Partnership payments. Payments for Natural Disaster Relief and Recovery Arrangements (NDRRA) are estimated to be $2.133 billion in 2014-15.

[2] This figure differs to Chapter 3 Australian Government grants estimates, due to the exclusion of direct Australian Government payments to Queensland departments for Commonwealth own purpose expenditure.

114 Budget Strategy and Outlook 2014-15

Queensland's reliance on Australian Government funding, as shown in Chart 6.2, is consistent with the national trend (shown in Chart 6.1), with its share of total funding sourced from the Australian Government increasing from 34.8% in 1999-2000 to an estimated 46.0% in 2014-15.

Chart 6.2
General Government revenue sources, Queensland, 1999-2000 and 2014-15


1999-2000
Australian Government funding 34.8%
State tax revenue 29.0%
Other State revenue2 36.2%
2014-15¹
Australian Government funding 46.0%
State tax revenue 24.8%
Other State revenue² 29.2%

Notes:
1. 2014-15 are estimates.
2. Includes user charges, interest earnings, contributions from trading enterprises and mining revenue.

Sources: ABS Government Finance Statistics Cat No. 5512.0 and Queensland Budget estimates

GST REVENUE PAYMENTS

Under the terms of the IGA, states receive the revenue collected by the Australian Government's GST. The amount of GST revenue received by an individual state is determined by the national pool of revenue collected through the GST and the Australian Government's determination of the distribution of that revenue amongst the states.

The Commonwealth Grants Commission (CGC) advises the Australian Government on the distribution of GST revenue among the states. The IGA requires GST revenue to be distributed on the basis of HFE principles. Consistent with this, the CGC aims to give all states the same fiscal capacity to deliver services to their populations after the distribution of the GST, taking into account states' capacities to raise revenue from their own sources, as well as their different expenditure needs.

In June 2013, the CGC received Terms of Reference for a review of the methodology used to determine the distribution of GST among the states, to report by February 2015. The 2015 Review of Methodology will consider the recommendations of the GST Distribution Review, the implications of recent national reforms (such as the National Disability Insurance Scheme) on the GST distribution, and other improvements and simplifications that may be made to the methodology. More information on the 2015 Review of Methodology is provided in Box 6.3.

Budget Strategy and Outlook 2014-15 115

In addition, the CGC conducts annual updates of the financial, economic and demographic data that underpin its recommendations.

Queensland's share of GST revenue

In March 2014, the Australian Government accepted the CGC's *Report on GST Revenue Sharing Relativities – 2014 Update* (the 2014 Update) as the basis for the distribution of the GST revenue to the states in 2014-15.

In the 2014 Update, the CGC recommended an underlying increase in Queensland's share of GST revenue of $234 million in 2014-15, as shown in Table 6.4.

Table 6.4
GST share and underlying impact of relativities, 2014-15

	NSW	VIC	QLD	WA	SA	TAS	ACT	NT
Underlying impact of relativities[1] ($ million)	145	(286)	234	(41)	97	22	13	187
GST Share ($ million)	16,758	11,828	11,736	2,255	4,956	1,911	1,099	3,166
GST per capita ($)	2,215	2,005	2,450	855	2,926	3,713	2,808	12,858

Note:
1. The underlying impact reflects the change to Queensland's GST share from the CGC's new relativities using estimated 2014-15 GST pool size and populations.

Sources: Australian Government Budget 2014-15 Commonwealth Grants Commission Report on GST Revenue Sharing Relativities – 2014 Update

The increase of $234 million in 2014-15 follows an increase in Queensland's GST funding of $696 million in 2013-14 and $542 million in 2012-13.

Queensland's share of GST for 2014-15 has increased due to:

- a weaker mining production relative to other states than in previous years, mainly due to increased iron ore production in Western Australia
- a reduced share of Australian Government payments for specific purposes
- a higher level of natural disaster expenses
- a relative decline in capacity to raise land tax.

These gains were partially offset by:

- the reversal of a decision in the 2013 Update to no longer assess stamp duty on non-real property transactions, as this duty is expected to be levied by a majority of states in 2014-15. Queensland has a higher than average share of these transactions
- a decision to 'backcast' the new school funding agreement, where Queensland is expected to receive an above average share of Commonwealth payments in 2014-15.

116 Budget Strategy and Outlook 2014-15

In the 2014 Update, Queensland’s single year relativity remained above 1.0, that is, Queensland was assessed as having a lower than average fiscal capacity and requiring a greater than population share of GST. This reflects the relatively higher cost of service provision in the State and the greater need for capital investment due to relatively high population growth. In 2013-14, Queensland will receive more than a per capita share of GST revenue.

To determine the GST share of each state, the CGC uses a three year average of single year relativities. This dampens the impact of single year relativity changes so that states’ GST shares are more predictable and stable.

From 2008-09 to 2012-13, Queensland received less than a population share of GST revenue due to the combination of a relatively buoyant Queensland property market and strong mining royalties generated by very high mineral prices.

As shown in Chart 6.3, Queensland’s three year average relativity has risen above 1.0 for the second consecutive year, meaning that Queensland will receive a greater than population share of GST in 2014-15.

Chart 6.3

Queensland’s GST Relativity, 2000-2001 to 2014-15

Three year average relativity Single year relativity

1.20 1.15 1.10

Relativity 1.05 1.00

0.95 0.90 0.85

0.80

2000-01 2002-03 2004-05 2006-07 2008-09 2010-11 2012-13 2014-15

Sources: Report on GST Revenue Sharing Relativities – 2014 Update, Queensland Treasury and Trade

Budget Strategy and Outlook 2014-15 117

While Queensland's relativity may be above 1.0 for the next few years, it can be expected to decline in the longer term as the effect of short term factors on the GST relativity moderate and long term drivers, such as high levels of mining activity, reassert themselves.

While Queensland's capacity to raise revenue remains strong relative to other states, it is relatively weaker than in previous updates. Chart 6.4 shows the decline in Queensland's assessed revenue raising capacity for major revenues relative to other states since Queensland's mining royalties revenue peaked in 2008-09. Queensland's additional expenditure needs currently outstrip its higher revenue raising capacity, even when mining royalties are taken into account. As Queensland's economy continues to strengthen, Queensland is likely to face downward pressure on the state's GST share.

Chart 6.4
Queensland's assessed revenue raising capacity 2008-09 to 2012-13



Mining revenue
Stamp duty on conveyances
Land tax
220
200
180
160
140
120
100
80
Assessed revenue raising capacity ratio
2008-09
2009-10
2010-11
2011-12
2012-13

Sources: Report on GST Revenue Sharing Relativities – 2013 and 2014 Updates

118 Budget Strategy and Outlook 2014-15

Drivers of Queensland’s GST share

The overall impact of recent GST pool and relativity trends on Queensland is that relatively slower growth in the total GST pool has been supplemented to some extent by increasing relativities (Chart 6.5). However, as discussed in the section above, increases to Queensland’s relativity reflect a weakening of Queensland’s revenue capacity relative to other states, and as such do not represent a windfall to the state. Moreover, if Queensland’s relativity declines in the longer term, this will detract from the State’s future GST shares.

Chart 6.5 1 Contribution of parameters to growth in Queensland’s GST share

1,400.0 GST pool Relativity Population 1,200.0

1,000.0 million 800.0 $

600.0 400.0 200.0

0.0

2012-13 2013-14 2014-15

Note:

1. Growth in Queensland’s GST share compared to the previous year. Does not add to total growth in Queensland’s GST share due to interactions between parameters.

Sources: Australian Government Budget Papers and Queensland Treasury and Trade

Budget Strategy and Outlook 2014-15 119

Box 6.3

2015 Review of CGC Methodology

In June 2013, the CGC received Terms of Reference for a review of the methodology used to determine the distribution of GST among the states, to report by February 2015.

The 2015 Review will aim to improve the current methodology in the context of:

the recommendations of the final report of the GST Distribution Review, including the development of a new assessment of mining revenue major reforms in federal financial relations that have occurred since the last review of the methodology (2010), including National Health Reform, the National Disability Insurance Scheme and the National Education Reform Agreement the ongoing need to ensure that the assessments are as simple and robust as possible, and consistent with the quality and fitness for purpose of the available data.

The duration of the 2015 Methodology Review is much shorter than previous major methodology reviews. Given time is not available for a comprehensive review across all assessments, an approach that focuses on the assessments that are most contentious, such as the mining revenue assessment, is recommended. Other assessments can be re-evaluated when more time is available in the future.

Key issues for Queensland in the 2015 Review are:

Developing a new assessment of mining revenue – there are problems with the current mining revenue assessment; in particular, the division of minerals into two groups (high and low royalty minerals) can produce excessively large GST share effects when a commodity moves between groups. For example, under the current methodology, Western Australia’s decision to increase its royalty rates for iron ore fines would see it lose far more in GST revenue than it gained in additional royalties, were it not for a terms of reference directive to continue assessing iron ore fines as a “low” royalty rate mineral.

Recognising mining related expenses – Queensland welcomes the CGC’s consideration of the expenses incurred by states in the development of the mining industry and the provision of economic and social infrastructure. These costs are not currently recognised in the CGC’s methodology, but at the same time, the royalties resulting from Queensland’s investment in its industry are redistributed to other states through the GST.

Interstate wages – the current assessment is based on the relationship between public and private sector wages, which has weakened significantly in recent years, raising questions as to its reliability as a measure of the wage pressures for state public sector labour markets.

Queensland considers that this assessment needs to be reviewed.

Transport – Queensland considers that there are shortcomings in the assessment of transport services, and that this assessment should also be reviewed.

120 Budget Strategy and Outlook 2014-15

PAYMENTS TO QUEENSLAND FOR SPECIFIC PURPOSES

Structure of payments for specific purposes

Payments for specific purposes mainly comprise SPPs, National Health Reform funding, Students First funding and NP payments. These payments represent a major source of revenue to Queensland.

Projections of specific purpose funding to Queensland

The level of NP payments is quite variable from year to year, depending on the nature and duration of the agreements, and the value of new agreements coming online. Chart 6.6 outlines how NP funding including NDRRA is expected to rise to $4.118 billion in 2015-16, before declining to $1.673 billion in 2017-18. This variability is primarily due to fluctuations in the timing of funding for NDRRA and infrastructure payments.

Over the same period, SPP funding is relatively stable, while funding for health and education reforms will increase.

Chart 6.6
Payments for specific purposes to Queensland, 2014-15[1] to 2017-18



NDRRA
National Partnership Payments (excl. NDRRA)
Specific Purpose Payments
Students First - Education Reform
National Health Reform
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
$ million
2,133
1,926
843
3,248
3,163
1,895
2,223
866
3,611
3,471
499
2,551
890
3,993
3,804
1,673
917
4,291
3,829
2014-15
2015-16
2016-17
2017-18

Note:
1. Excludes direct local government funding.

Sources: Australian Government Budget Papers and Queensland Treasury and Trade estimates

Budget Strategy and Outlook 2014-15 121

National Specific Purpose Payments

SPPs are an ongoing financial payment to the states for service delivery in a particular sector. SPPs are considered to be ‘tied’ payments since they must be expended in the relevant sector. Apart from this condition, states have total budget flexibility to allocate SPP funding within the relevant sector according to their priorities. In turn, states are accountable to their communities on SPP expenditure and the achievement of outcomes, as set out in the associated National Agreements.

From 1 January 2014, there are three SPPs to the states for skills and workforce development, disability services and affordable housing. Together with National Health Reform funding and Students First funding, these payments will provide 31.5% of total Australian Government funding to Queensland in 2014-15. Chart 6.7 shows the breakdown of Australian Government funding across these sectors for SPPs, National Health Reform funding and Students First funding.

Chart 6.7

National Specific Purpose Payments by sector, 2014-15

Skills and workforce Disabilities 4.0% development

4.0% Health Reform

43.6% Affordable housing 3.6%

Students First (Government)

15.6%

Students First (Non-government)

29.2%

Sources: Australian Government Budget Papers and Queensland Treasury and Trade estimates.

122 Budget Strategy and Outlook 2014-15

National Health Reform funding

The National Healthcare SPP expired on 1 July 2012 and was replaced by a new payment stream as set out in the National Health Reform Agreement (NHRA). Under this arrangement, Queensland is expected to receive $3.163 billion in 2014-15

($14.267 billion over four years to 2017-18).

Under the NHRA, growth in funding from the Australian Government from 2017-18 was to be based on 50% of the efficient costs of additional hospital activity. In the 2014-15 Commonwealth Budget, the Australian Government revised the indexation arrangement and the funding from 2017-18 will instead be tied to a combination of the Consumer Price Index (CPI) and population growth. This revision has major implications for the State in managing the long term growth in hospital demand services. The Commonwealth Budget also removed the funding guarantees of the NHRA. The guarantees were a feature of the NHRA to ensure a guaranteed level of additional funding would flow to the State irrespective of growth in public hospital activity.

Students First – A fairer funding agreement for schools

Following the 2013 Federal Election, the Australian Government committed to increase funding to those states which had not signed the previous Government’s National Education Reform Agreement. Under the new Students First funding arrangement, funding available to Queensland for Government schools will be $1.128 billion in 2014-15 ($5.547 billion over four years to 2017-18). Non-Government schools funding will be $2.120 billion in 2014-15 ($9.597 billion over four years to 2017-18). The new funding arrangement for schools commenced on 1 January 2014.

In the 2014-15 Commonwealth Budget, the Australian Government announced that from the 2018 school year onwards, the Students First funding will be indexed to CPI with an allowance for school enrolment numbers.

A review of the Australian Government’s new funding arrangements for schools will occur in 2015.

National Disability funding

The Australian Government’s significant reforms to disability services will impact the National Disability SPP to Queensland in future years. From 2019-20, the Australian and Queensland Government contributions to the National Disability Insurance Scheme (NDIS) will be $2.14 billion and $2.03 billion respectively. The roll out of NDIS in Queensland will commence on 1 July 2016 with full implementation expected by

1	July 2019.

Budget Strategy and Outlook 2014-15 123

National Partnership payments

NP payments are paid to states to implement specific NP agreements. These agreements are usually time limited and support the delivery of projects, facilitate reforms or reward states that deliver on national reforms or achieve service delivery improvements. NP payments are an important source of revenue for Queensland. In 2014-15, proposed NP payments to Queensland, including NDRRA, will be 17.6% ($4.059 billion) of total Australian Government funding to Queensland.

NP funding by sector

Excluding payments for NDRRA, NP payments for infrastructure, health and housing represent the major components of NP funding in 2014-15 (refer Chart 6.8), representing 79% of non-NDRRA NP funding.

Chart 6.8 1 2 National Partnership Payments by sector (excluding NDRRA ), 2014-15

Community Housing Services $184 million Skills $47 million $79 million

Environment $66 million

Other $114 million

Health $213 million Infrastructure $1,132 million

Education

(includes non-government schools) $91 million

Notes:

1. NDRRA is funding for the Natural Disaster Relief and Recovery Arrangement 2. Excludes direct local government funding.

Sources: Australian Government Budget Papers and Queensland Treasury and Trade estimates.

124 Budget Strategy and Outlook 2014-15

Major funding agreements

The key changes in relation to NP funding for 2014-15 include:

$1.132 billion in infrastructure funding for roads and rail projects (excluding roads maintenance) to the State in 2014-15. This figure includes increased funding for the Toowoomba Second Range Crossing and the Bruce and Warrego Highway upgrades the early cessation of a number of National Partnership agreements, including those for Certain Concessions for Pension Concession Card and Senior Card Holders (a revenue loss of $223.2 million over four years to 2017-18), Preventive Health (a revenue loss of $43.9 million over the four years to 2017-18), Training Places for Single and Teenage Parents (funding terminating in 2013-14 instead of 2014-15) and Improving Public Hospital Services (terminating from 1 July 2015) the deferred commencement of the Adult Public Dental Services NP until July 2015.

Risks with the current NP funding model

The original intent of the Intergovernmental Agreement on Federal Financial Relations was for the number of NPs to be limited, allowing for funding to flow to States for efficient service delivery with a reduced reporting burden. Over time, the number of time limited and low value NPs has increased, reducing budget certainty and raising community expectations for ongoing services. As of 30 April 2014, there were 56 active agreements between the Queensland Government and the Australian Government, with a further 21 agreements under development.

When agreements expire, states are left with limited opportunities to deal with the expiring NP as the final decision on continued funding is made through the Australian Government’s budget process, as discussed in Box 6.4. Following the early termination of key NP agreements in the 2014-15 Commonwealth Budget, it is clear that states will face heightened ongoing uncertainty if the Australian Government continues to make unilateral decisions reversing earlier Commonwealth funding commitments.

Queensland’s submission to the NCoA recommended a reduction in the administrative burden imposed on states by rationalising the number of NP agreements and streamlining and reducing the reporting requirements. The NCoA echoed the Queensland position and action to streamline NPs has recently been considered by the Council of Australian Governments (refer Box 6.4).

Budget Strategy and Outlook 2014-15 125

Box 6.4

Future Reform of National Partnerships

Expiring Agreements

The expiry of a number of large NPs over the last few years in a tight fiscal environment has brought the risks posed by fixed term funding arrangements into sharp focus. States have had limited capacity to influence the continuation of expiring agreements and often little warning on whether funding will be continued.

A number of NPs will expire in 2014-15, including agreements for Early Childhood Education, Homelessness, and Health Infrastructure—National Cancer System. Where these agreements have increased service delivery levels, states will be faced with a difficult decision if the Australian Government ceases funding.

An early indication as to the continuation, lapse or other treatment of funding under expiring agreements is necessary, to enable states to undertake effective service delivery and budgetary planning. The Queensland Government will continue to seek better engagement by the Australian Government on expiring NPs to address these concerns.

Streamlining NPs

The proliferation of NPs in recent years has become an increasing concern for states, with the costs of administering numerous agreements and the reporting burden growing. The recent commitment of the Council of Australian Governments to address these concerns through streamlining of NPs is to be commended.

The first step in this proposal will reduce intergovernmental red tape by consolidating a number of lower value agreements. The reduction in the overall reporting burden, with no change to the value of the agreements, will provide states with greater flexibility to deliver projects and reforms, but still maintain accountability for the funding.

126 Budget Strategy and Outlook 2014-15

7	PUBLIC NON-FINANCIAL CORPORATIONS SECTOR

FEATURES

Public Non-Financial Corporations are expecting to achieve improved financial performance in 2014-15 as a result of the strong focus on cost efficiencies and reliable performance outcomes by the Government. Borrowings across the sector are forecast to continue to grow to nearly $32 billion in 2014-15.

Significant improvement in financial performance is forecast to be achieved by the Electricity Generation Sector in 2014-15 and across the forward estimate period based on improved market conditions and innovative business practices focused on maximising outcomes.

Electricity Networks continue to contribute the largest proportion of dividends from the sector (over two-thirds). These are expected to reduce in 2015-16 in line with new Australian Energy Regulator (AER) determinations for the two distributors.

Ergon Energy Corporation Limited (Ergon) and Energex Limited (Energex) both forecast a decline in earnings in 2015-16. The decline in earnings is largely the result of new five-year regulatory determinations commencing from 1 July 2015, which will pass through cost saving initiatives which are being implemented by both businesses as a result of Government efficiency reviews.

In 2014-15, initial shipments of coal from Wiggins Island Coal Export Terminal and initial shipments of gas from the liquefied natural gas (LNG) plants on Curtis Island will contribute to revenue and dividends of the Port Sector.

CONTEXT

A number of industries are covered by the Public Non-financial Corporations (PNFC) sector including energy, rail, port and water. Queensland’s Government-owned corporations (GOCs), declared by regulation to be GOCs under the Government Owned Corporations Act 1993, make up a large part of the PNFC sector. Also included in the sector are non-GOC entities including Seqwater, Queensland Rail, local water boards and other public corporations. A list of PNFC sector entities is available in Chapter 8. GOCs are accountable for their financial performance and are required to be commercial and efficient organisations. These requirements are legislated under the Government

Owned Corporations Act 1993.

PNFC sector entities provide services or commodities like other businesses. The entities incur costs and bear commercial risks to deliver their services or products and generate revenue from the sale of these services or products. The aim of these entities is to

Budget Strategy and Outlook 2014-15 127

achieve a profit, which is returned to the Government and used to fund core Government functions such as education, health or law and order. In some cases, part of a PNFC entity's revenue may arise from Community Service Obligation payments from the Government. These payments subsidise the provision of a service or commodity supplied on a non-commercial basis in order to support the Government's broader policy objectives.

FINANCES AND PERFORMANCE

Earnings Before Interest and Tax

Total forecast PNFC sector earnings before interest and tax (EBIT) for the 2013-14 period is estimated to be $3.78 billion (up from $3.71 billion at the time of the 2013-14 Budget). This improvement is primarily due to better than budget performance by Stanwell Corporation Limited (Stanwell).

EBIT is set to increase to $4.137 billion in 2014-15 and $4.848 billion by 2017-18 (Table 7.1).

Table 7.1
Earnings Before Interest and Tax[1]

	2013-14 Budget $ million	2013-14 Est. Act $ million	2014-15 Budget $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
Electricity Networks	2,652	2,591	2,783	2,341	2,395	2,688
Electricity Generation[2]	81	165	296	496	620	635
Transport	627	635	666	727	799	786
Water	368	313	439	556	643	765
Other	(18)	77	(47)	(23)	(23)	(25)
Total PNFC sector Earnings Before Interest and Tax	**3,710**	**3,780**	**4,137**	**4,097**	**4,434**	**4,848**

Note:
1. Numbers may not add due to rounding.
2. Includes Stanwell coal revenue sharing arrangements.

This growth is attributable to increased earnings from CS Energy Limited (CS Energy), Stanwell and Seqwater. CS Energy's and Stanwell's earnings increase as a result of a forecast improvement in wholesale electricity prices, primarily due to increased demand from the LNG industry. Seqwater's earnings increase in line with the current bulk water price path and increased forecast water demand.

128 Budget Strategy and Outlook 2014-15

Energy Sector

Generation

The Queensland region of the National Electricity Market (NEM) has for some time been oversupplied with generation capacity. As electricity demand has remained subdued over the last couple of years, the oversupply has remained. Consumption of electricity has been impacted by consumers adopting more energy efficient practices and the high uptake of rooftop solar photovoltaic (PV) capacity in Queensland. The current situation sees low pool and contract prices. Further, market-dominated vertically integrated competitors (with both generation and retail businesses) have been able to depress pool prices to protect their retail positions.

In 2012-13 and 2013-14, pool and contract prices have shown signs of recovery, particularly in comparison to 2011-12 levels. The forecast is for Queensland to have a higher average annual energy growth than other NEM regions over the next 10 years, due to population and economic growth.

Further, Queensland is the only region in the NEM which is forecast to have a higher maximum demand over the next 10 years. Both Stanwell and CS Energy are expecting the Queensland wholesale electricity market to continue to improve over the forward estimates period. This is largely driven by the expected commencement of operations by three LNG projects in Queensland, which will have significant demand for electricity to meet their production requirements as well as diverting gas away from electricity generation. This is expected to impact on demand over the next five years, with energy growth moderating in the following five years. Due to the forecast improvement in electricity demand and the expected high price of gas (see below), Stanwell has scheduled the early return to service of the two units at Tarong Power Station placed into cold storage at the end of 2012. Unit 4 at Tarong Power Station is scheduled to return to service later this year and Unit 2 in mid-2015, with the exact timing for the return to service of both units dependent on market conditions. The LNG projects will also play a role in moving the price of domestic gas towards international parity. This upward movement in the price of gas will impact on the viability of gas fired electricity generation. Stanwell has announced its intention to withdraw from service the gas fired Swanbank E power station for up to three years and sell the gas into the market rather than use it to generate electricity at the power station. Another key factor in the market outlook is the Australian Government’s proposed removal of the carbon pricing scheme from 1 July 2014. This will lower costs for coal fired generators and improve their competitiveness. Any changes to the Australian Government’s Renewable Energy Target (RET), which is currently under review, will also impact the wholesale electricity market. However this is more significant in the southern regions of the NEM, namely New South Wales and Victoria, where most of the new renewable generation is planned.

Budget Strategy and Outlook 2014-15 129

There remain a number of significant risks to the forecast recovery in the wholesale electricity market in Queensland, and, as a consequence, the improved financial performance of the GOC generators. As well as those outlined above, risks include: further uptake in small scale solar, improved battery storage capacity at a customer level and larger scale energy efficiency programs, resulting in reductions in network supplied electricity demand the development of large scale renewable projects in Queensland to meet environmental targets, when new generation capacity would not otherwise be warranted the interconnector with New South Wales, which has traditionally flowed south, flowing north due to oversupply in Victoria and New South Wales and higher prices in Queensland.

Networks

The network energy GOCs in Queensland (Energex, Ergon and Powerlink) are regulated by the AER under a revenue cap arrangement which applies for the five year determination period.

Powerlink’s current determination commenced in 2012-13 and concludes in 2016-17. As a consequence, there is a high degree of certainty regarding Powerlink’s regulated business over this period. As a new determination for Powerlink commences in 2017-18, this forecast is less certain. For Energex and Ergon, the current determination commenced in 2010-11 and concludes in 2014-15. Forecasting for 2015-16 onward is difficult for both of these entities, with a draft assessment from the AER not due until April 2015 and a final assessment in October 2015.

Due to lower capital and operating expenditure, resulting from lower forecast demand growth and efficiency programs implemented by Energex and Ergon, and lower market interest rates which are expected to contribute to a lower weighted average cost of capital (WACC) allowance, it is expected that the returns and flows to government for Energex and Ergon will reduce from 2015-16 and for the remainder of the regulatory period. Electricity demand forecasts have again been reduced, reflecting poor economic conditions, the continued use of solar PV and consumer response to high electricity prices. These conditions have continued for some years now and there is not expected to be any significant change for 2014-15.

In response to these market conditions and the findings of reviews undertaken by the Queensland Government, Energex, Ergon and Powerlink have all reduced their capital expenditure forecasts, through the deferral and/or removal of projects. The entities have also had a significant focus on cost cutting and efficiency.

130 Budget Strategy and Outlook 2014-15

Energex, Ergon and Powerlink are all giving significant consideration to their future roles in the energy market. As technologies advance and consumers respond, the need for new transmission and distribution services will lessen substantially. Matters under consideration include: tariff reform and ensuring market-based pricing signals facilitating energy efficiency and in particular providing capability for demand side management responses robustness of the existing network to ensure reliability and the ability to cope with changes required by advancing technologies continued improvements in efficiencies and cost effectiveness to limit price increases.

Transport Sector

Queensland Rail

The Queensland Rail Transit Authority Act 2013 provided for a new organisational structure to support Government’s policy objectives related to future reforms to the delivery of rail services.

Queensland Rail is an integrated rail operator (network and train fleet) providing third party access to network pathways for freight movements and delivering public passenger transport in South East Queensland and long distance passenger services to regional and rural Queensland. Its services are critical to enabling economic activity within the State and sustaining the social fabric of the Queensland community.

Queensland Rail’s operating environment is framed by the Government’s renewal agenda. This agenda is characterised by efficient delivery of capital investment, improved service quality and contestability, balanced risk allocations and continued high safety standards.

The majority of Queensland Rail’s services are delivered under the terms of a Rail Transport Service Contract (Rail TSC) with the State represented by the Department of Transport and Main Roads. The Rail TSC is fundamental to Queensland Rail’s business model. It applies a number of disciplines to Queensland Rail to maintain a focus on efficient and effective delivery for improved performance and reduced overall cost of transport services.

Key elements of the Rail TSC are subject to rigorous and performance-focussed review by Government annually and the Department of Transport and Main Roads and Queensland Rail have established a finalised Rail TSC arrangement for 2014-15. The Rail TSC also specifies a capital plan, setting out the capital program required of Queensland Rail to deliver the services it is contracted to provide. The Rail TSC

Budget Strategy and Outlook 2014-15 131

provides for exacting oversight of the capital plan by the Department of Transport and Main Roads to ensure efficient investment.

Queensland Rail’s strategic and operational intent continues to have a strong focus on delivering value for money services and affordability for its customers. During 2013-14, Queensland Rail continued to progress and develop rail efficiency programs for further streamlining of costs, coupled with delivery of increased train kilometres.

During 2014, Queensland Rail will be engaged with and supporting the Australian Rail Track Corporation review examining the incorporation of certain parts of Queensland’s regional rail network into the national rail network.

Ports

The financial performance of the port sector is largely dependent on the level of economic activity in the State and demand for Queensland’s exports. For example, the importation of aviation fuel through Cairns is impacted by trends in tourism, overseas education and business travel while the world markets for mineral resources and sugar drive exports through the ports of Townsville and Bundaberg. The demand for coal, Queensland’s single largest export, drives the level of throughput at primarily coal-handling ports of Gladstone and Abbot Point.

Strong growth in coal exports in 2013-14 has been driven by demand from China. Coal export volumes are forecast to grow moderately from 2014-15 onwards. The pace of recovery in the global economy is expected to be constrained by monetary and fiscal consolidations in major economies and the Chinese government’s ongoing effort to rebalance the economy.

On the supply side, the ramp up of production at the Daunia and Caval Ridge mines, followed by the Grosvenor (Phase 1) and Eagle Downs mines, will support export growth in coming years. The scheduled completion of Stage 1 of the Wiggins Island Coal Export Terminal (WICET) and expansion of BHP-Mitsubishi Alliance’s Hay Point Services Coal Terminal during 2014-15 will provide additional capacity for coal exports. The Wiggins Island Rail Project, which includes construction of a 13 kilometre WICET balloon loop and upgrades and duplication of sections of existing track, will provide rail infrastructure and upgrades in support of the WICET coal terminal.

132 Budget Strategy and Outlook 2014-15

Water Infrastructure

SunWater

A number of initiatives were implemented during 2013-14 to give effect to the

Government’s acceptance of the Queensland Independent Commission of Audit’s (CoA) recommendations in April 2013 relating to SunWater Limited (SunWater).

The CoA recommended that SunWater’s irrigation channels be transferred to private irrigators and dedicated water supply infrastructure servicing commercial and industrial clients be offered for private ownership and/or private operation. The CoA also recommended that while SunWater should retain ownership of regional bulk water assets, any new bulk water assets should be privately funded and owned (subject to compelling public benefit or market failure factors).

Significant progress has been made on the review of options for the transfer of the irrigation channels in consultation with key stakeholders, with a final decision expected to be made in 2014-15.

Consistent with the CoA recommendation regarding private funding of bulk water assets, the construction of the 120 kilometre Woleebee Creek to Glebe Weir Pipeline, which will deliver additional water to the Dawson region of Central Queensland based on the beneficial use of treated coal seam gas (CSG) water, was partly funded with an up-front payment from the CSG proponent.

In 2013, SunWater suffered significant flood damage to a number of its assets, the most significant being the scouring of the Paradise Dam spillway. Works to restore the dam to its original specifications were completed in December 2013. SunWater is investigating long term solutions to prevent similar damage reoccurring.

Seqwater

Following its creation as an integrated entity on 1 January 2013, Seqwater focussed in 2013-14 on efficiency and cost savings. As part of this process, Seqwater has placed the Gold Coast Desalination Plant in “hot standby” mode, with the plant producing a minimal amount of water to maintain the system, but can increase production rapidly if required. The Western Corridor Recycled Water Scheme is also in the process of being shut-down and placed in care and maintenance mode to preserve the asset and allow reactivation when required.

Hot, dry conditions in South East Queensland have seen water usage increase. However, average consumption remains below the pre-drought average of 330 litres per person per day. At the peak of the drought, consumption fell to 124 litres per person per day, and has now recovered to 170 litres per person per day over the past year.

Budget Strategy and Outlook 2014-15 133

Under the bulk water price path that came into effect on 1 July 2013, and combined with savings achieved through the merger, Seqwater is forecasting a return to profitability in 2017-18, and then will begin to reduce the $9.6 billion debt incurred in building the Water Grid and capitalising the subsequent annual losses.

Seqwater's new price path is currently under review and is expected to be in place by 1 July 2015.

Borrowings

Entities in the PNFC sector utilise debt financing as a source of funds for capital investments and to maintain an optimum capital structure.

PNFC sector entities are required to take a prudent and sound approach to the management of debt, including the establishment of borrowing arrangements which are appropriate to the business risk of the organisation. These arrangements take into account the appropriateness of the proposed capital expenditure program, together with the implications of the borrowings for key financial and performance related indicators.

Total forecast PNFC sector borrowings for the 2013-14 period is estimated to be $31.1 billion, slightly less than borrowings in 2012-13 (Table 7.2). The increase in borrowings in the water sector over this period is due to borrowings related to SunWater's Woleebee Creek to Glebe Weir Pipeline project.

Table 7.2
Borrowings[1]

	2012-13 Actual $ million	2013-14 Est. Act. $ million	2014-15 Budget $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
Electricity Networks	15,333	16,035	16,791	17,480	17,981	18,649
Electricity Generation	2,015	1,523	1,588	1,518	1,276	1,079
Transport	3,706	3,628	3,654	3,706	3,876	4,106
Water	9,813	9,931	9,970	10,005	9,912	9,757
Other	282	25	(189)	(113)	(28)	57
Total PNFC sector Borrowings	**31,150**	**31,143**	**31,814**	**32,596**	**33,018**	**33,649**

Note:
1. Numbers may not add due to rounding.

134 Budget Strategy and Outlook 2014-15

Borrowings are budgeted to increase to $31.814 billion in 2014-15 and to $33.649 billion in 2017-18. This modest increase in borrowings is the result of continued growth in borrowings by the Electricity Network and Transport sectors, offset by reduced borrowings by CS Energy, Stanwell and SunWater as a result of improved earnings and cash management practices. The growth in borrowings by the Electricity Network entities has been tempered by reduced capital and operating expenditure due to efficiency savings and lower energy demand growth forecasts.

Returns to Government

PNFC sector entities provide returns to Government by way of dividends and current tax equivalent payments (TEPs).

Dividends

A GOC’s dividend policy is agreed with shareholding Ministers as part of the Statement of Corporate Intent for the relevant period. A Statement of Corporate Intent represents a performance contract between the shareholding Ministers and a GOC board, with the board being accountable to shareholding Ministers for meeting financial and non-financial performance targets and delivering on the outcomes detailed in the Statements of Corporate Intent. When establishing the dividend policy for the period, GOC boards are expected to ensure that the dividend policy takes into account the return shareholders expect on their investments and the levels of equity required to maintain a preferred capital structure.

A GOC’s dividend payment is determined in accordance with the agreed dividend policy and approved by shareholding Ministers on the recommendation of the GOC’s board. The dividend is paid out of profits, after the entity has met its commitments to operating and maintenance expenses.

Total forecast PNFC sector dividends for the 2013-14 period are estimated to be $1.289 billion, up from $1.208 billion at the time of the 2013-14 Budget (Table 7.3). The increase in expected dividends is a result of improved profitability for Stanwell and Energex.

Budget Strategy and Outlook 2014-15 135

Table 7.3 Dividends[1,2]	2013-14 Budget $ million	2013-14 Est. Act. $ million	2014-15 Budget $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
Electricity Networks	889	929	1,007	761	767	878
Electricity Generation	3	70	98	195	267	285
Transport	280	253	264	296	329	318
Water	35	38	51	73	59	70
Other	..	..	..	..	..	..
Total PNFC sector Dividends	**1,208**	**1,289**	**1,420**	**1,325**	**1,421**	**1,551**

Notes:
1. Numbers may not add due to rounding.
2. The above dividends do not include amounts from the PFC sector.

Dividends are budgeted to increase to $1.42 billion in 2014-15. In 2017-18, dividends are expected to be $1.551 billion. The growth in dividends is predominantly due to substantial increases forecast in CS Energy and Stanwell profits. These improvements are driven by forecasts of improved wholesale electricity prices as a result in increased demand from the LNG industry. SunWater, Gladstone Ports Corporation Limited and Port of Townsville Limited's profitability also contribute to the increased dividend payments to Government. These payments are returned to the Consolidated Fund to assist in funding other core public services. Electricity network dividends are estimated to fall beyond 2014-15 reflecting revised regulatory settings as outlined previously.

Tax Equivalent Payments

TEPs are paid by PNFC sector entities to recognise the benefits derived because they are not liable to pay Australian Government tax. The primary objective of the payment is to promote competitive neutrality, through a uniform application of income tax laws, between the Government-owned entities and their privately held counterparts.

Total forecast PNFC sector TEPs for the 2013-14 period is estimated to be $432 million, down from $453 million at the time of the 2013-14 Budget (Table 7.4).

Generally TEPs move in line with earnings. However, the substantial increase in TEPs between 2013-14 and 2014-15 (to $604 million) is primarily driven by a significant increase in TEPs recorded by Energex as the benefits of prior year tax deferrals are consumed.

CS Energy, Stanwell and SunWater TEPS also increase in line with earnings. TEPs are forecast to increase to $891 million in 2017-18.

136 Budget Strategy and Outlook 2014-15

Table 7.4 Tax Equivalents[1]						
	2013-14 Budget $ million	2013-14 Est. Act. $ million	2014-15 Budget $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
Electricity Networks	272	197	389	487	501	507
Electricity Generation	22	85	56	112	150	165
Transport	149	132	146	143	166	162
Water	9	7	7	7	7	51
Other	..	12	6	6	6	6
Total PNFC sector Tax Equivalents	**453**	**432**	**604**	**755**	**829**	**891**

Note:
1. Numbers may not add due to rounding.

Community Service Obligation and Rail Transport Service Contract Payments

Community service obligations (CSOs) arise in situations where a commercial entity is required by Government to perform activities that on their own are not in the entity's commercial interests. In these situations, Government will often provide payments for the cost of delivering the service.

Transport Service Contract (TSC) payments are made to Queensland Rail for non-commercial rail passenger services for the commuter and tourism markets. These payments were reported previously as CSOs.

The presentation of TSC revenue in Table 7.5 will not be directly comparable to CSO revenue disclosed in the 2013-14 Budget Paper No 2, as it now includes patronage revenue received by Queensland Rail and remitted to the Department of Transport and Main Roads under integrated ticketing arrangements.

Total forecast PNFC CSO and TSC payments for the 2013-14 period is estimated to be $2.219 billion, down from $2.278 billion at the time of the 2013-14 Budget (Table 7.5).

Budget Strategy and Outlook 2014-15 137

In 2014-15, it is estimated that the Government will provide CSO and TSC payments to PNFC sector entities of $2.396 billion. This is forecast to increase to $2.504 billion in 2017-18. The increase is attributable to the TSC and is due to a mix of factors such as growth in patronage, escalation of service delivery costs and forecast growth in services.

Table 7.5
Community Service Obligations and Transport Service Contracts Receipts[1]

	2013-14 Budget $ million	2013-14 Est. Act. $ million	2014-15 Budget $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
Electricity Networks	615	555	683	644	648	643
Electricity Generation	..	..	..	..	..	..
Transport[2]	1,647	1,649	1,699	1,811	1,859	1,859
Water	16	15	14	7	6	3
Other	..	..	..	..	..	..
Total PNFC sector CSO and TSC	**2,278**	**2,219**	**2,396**	**2,462**	**2,512**	**2,504**

Notes:
1. Numbers may not add due to rounding.
2. The presentation of Transport revenue is not directly comparable to CSO revenue disclosed in the 2013-14 Budget Paper 2, as it now includes patronage revenue received by Queensland Rail and remitted to the Department of Transport and Main Roads under integrated ticketing arrangements.

In line with the Queensland Government's uniform electricity tariff policy, a CSO payment is provided to Ergon to compensate its non-competitive retail subsidiary for the difference between network charges and distribution loss factors applicable in Ergon's region and the relevant Energex network charges and distribution loss factors which are used to set uniform retail electricity tariff prices, which are regulated by the State. This subsidy is a key part of the uniform electricity tariff policy and is provided to ensure that Queenslanders, regardless of their geographic location, pay a reasonable price for their electricity. The Budget includes an amount to ensure tariffs are consistent with the Queensland Competition Authority's draft determination.

The Queensland Government compensates SunWater for the shortfall in revenues generated by complying with the irrigation price path in SunWater-managed irrigation schemes. The shortfall represents the difference between the efficient cost of supply of water to irrigators (lower bound cost) as determined by the Queensland Competition Authority, and the prices charged to irrigators as directed by the Government. Similarly, Seqwater receives a CSO from the Queensland Government for the provision of rural irrigation water to rural irrigators.

138 Budget Strategy and Outlook 2014-15

Table 7.6 Net Flows to the General Government sector from PNFC Sector Entities						
	2013-14 Budget $ million	2013-14 Est. Act. $ million	2014-15 Budget $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
Net Flows	(426)	(498)	(372)	(382)	(262)	(62)

Net flows represent the net value of flows to and from the PNFC sector (dividends and TEPs less CSO and TSC payments).

Equity contributions

The levels and weightings of GOC debt and equity are managed by the Government to maintain an optimal and efficient capital structure. Corporations may have different target capital structures for different business entities or to support expected capital programs and projects.

Total forecast PNFC equity contributions for the 2013-14 period are estimated to be negative $41 million, down from $77 million at the time of the 2013-14 Budget (Table 7.7). The variance is due to a planned equity injection for new generation rolling stock for Queensland Rail not being required (as this is now a Department of Transport and Main Roads project) and the return of equity which was no longer required by Far North Queensland Ports Corporation Limited.

Estimated equity contributions for PNFCs in 2014-15 are identified in the table below (Table 7.7).

Table 7.7 Equity Injections[1]						
	2013-14 Budget $ million	2013-14 Est. Act $ million	2014-15 Budget $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
Electricity Networks	..	..	..	..	..	..
Electricity Generation	..	..	..	..	..	..
Transport	77	(41)	(10)	..	..	..
Water	..	..	..	..	..	..
Other	..	..	..	..	..	..
Total PNFC sector Equity Injections	**77**	**(41)**	**(10)**	..	..	..

Note:
1. Numbers may not add due to rounding.

Budget Strategy and Outlook 2014-15 139

140 Budget Strategy and Outlook 2014-15

8	UNIFORM PRESENTATION FRAMEWORK

INTRODUCTION

This chapter contains detailed financial statements for the Queensland Public Sector prepared under the Uniform Presentation Framework (UPF) of reporting as required under the Australian Loan Council arrangements.

The UPF was reviewed following the release in October 2007 of the Australian Accounting Standards Board’s (AASB) accounting standard, AASB 1049 Whole of

Government and General Government Sector Financial Reporting. The standard aims to harmonise Government Finance Statistics (GFS) and Generally Accepted Accounting Principles (GAAP) with the objective of improving the clarity and transparency of government financial statements.

In addition, the chapter provides:

a reconciliation of the General Government sector net operating balance to the accounting operating result a time series for the General Government sector using the revised UPF details of General

Government grant revenue and expenses details of General Government sector dividend and income tax equivalent income data on General Government expenses and purchases of non-financial assets by function details of taxation revenue collected by the General Government sector the State’s revised Loan Council Budget allocation details of contingent liabilities background information on the revised UPF and disclosure differences arising from it, including the conceptual basis, sector definitions and a list of reporting entities.

UNIFORM PRESENTATION FRAMEWORK FINANCIAL INFORMATION

The tables on the following pages present operating statements, balance sheets and cash flow statements prepared on a harmonised basis for the General Government, Public Non-financial Corporations (PNFC) and Non-financial Public sectors.

Under the UPF requirements, budgeted financial information for the Public Financial Corporations sector is not included.

Budget Strategy and Outlook 2014-15 141

Table 8.1

General Government Sector Operating Statement 1

2013-14 2013-14 2014-15 2015-16 2016-17 2017-18 Budget Est.Actual Budget Projection Projection Projection $ million $ million $ million $ million $ million $ million

Revenue from Transactions

Taxation revenue 11,851 11,831 12,455 13,041 13,783 14,567 Grants revenue 20,115 20,071 24,043 25,529 26,005 25,802 Sales of goods and services 4,968 5,043 5,187 5,410 5,469 5,627 Interest income 2,396 2,435 2,429 2,480 2,538 2,595 Dividend and income tax equivalent income 1,694 1,938 2,148 2,158 2,342 2,546 Other revenue 3,652 3,532 3,859 4,788 5,353 5,491

Total Revenue from Transactions 44,677 44,851 50,120 53,407 55,491 56,628

Less Expenses from Transactions

Employee expenses 18,433 17,906 18,585 19,102 19,856 20,679 Superannuation expenses Superannuation interest cost 879 955 932 987 1,016 1,022 Other superannuation expenses 2,407 2,356 2,364 2,354 2,381 2,403 Other operating expenses 9,669 13,980 15,249 15,623 16,691 17,066 Depreciation and amortisation 3,140 3,058 3,226 3,368 3,504 3,621 Other interest expenses 2,163 2,123 2,379 2,468 2,506 2,523 Grants expenses 11,745 6,770 7,198 6,317 6,002 6,347

Total Expenses from Transactions 48,436 47,149 49,933 50,219 51,957 53,660

Equals Net Operating Balance (3,760) (2,298) 188 3,188 3,534 2,968

Plus Other economic flows—included in operating result 459 310 158 (222) (259) (205)

Equals Operating Result (3,300) (1,988) 345 2,966 3,275 2,763

Plus Other economic flows—other movements in equity 3,858 3,934 3,079 3,027 3,053 2,750

Equals Comprehensive Result—Total Change In Net Worth 558 1,946 3,424 5,993 6,329 5,514

KEY FISCAL AGGREGATES

Net Operating Balance (3,760) (2,298) 188 3,188 3,534 2,968

Less Net Acquisition of Non-financial Assets

Purchases of non-financial assets 7,130 6,634 5,972 5,748 5,850 5,188 Less Sales of non-financial assets 330 341 292 266 180 230 Less Depreciation 3,140 3,058 3,226 3,368 3,504 3,621 Plus Change in inventories 51 (12) (2) (70) (49) (12) Plus Other movements in non-financial assets 193 562 6 282 909 760

Equals Total Net Acquisition of Non-financial Assets 3,905 3,785 2,458 2,327 3,026 2,085

Equals Fiscal Balance (7,664) (6,083) (2,271) 862 508 883

Note:

1. Numbers may not add due to rounding.

142 Budget Strategy and Outlook 2014-15

Table 8.2

Public Non-financial Corporations Sector Operating Statement [1]

		2013-14 Budget $ million	2013-14 Est.Actual $ million	2014-15 Budget $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
	Revenue from Transactions						
	Grants revenue	2,408	865	989	843	849	845
	Sales of goods and services	8,987	10,342	10,164	10,469	11,148	11,870
	Interest income	85	151	86	72	51	53
	Dividend and income tax equivalent income	..	21	..	..	..	..
	Other revenue	284	343	292	283	357	335
	Total Revenue from Transactions	**11,765**	**11,721**	**11,531**	**11,667**	**12,405**	**13,103**
Less	**Expenses from Transactions**						
	Employee expenses	1,679	1,727	1,705	1,752	1,787	1,835
	Superannuation expenses						
	Other superannuation expenses	212	223	211	215	220	225
	Other operating expenses	3,805	3,720	3,188	3,227	3,468	3,584
	Depreciation and amortisation	2,264	2,192	2,255	2,347	2,415	2,532
	Other interest expenses	2,074	2,027	2,009	1,958	1,993	2,080
	Grants expenses	14	15	15	15	15	15
	Other property expenses	460	437	607	759	833	894
	Total Expenses from Transactions	**10,509**	**10,341**	**9,990**	**10,273**	**10,731**	**11,164**
Equals	**Net Operating Balance**	**1,256**	**1,380**	**1,541**	**1,394**	**1,674**	**1,938**
Plus	Other economic flows - included in operating result	(279)	(167)	(109)	75	38	(38)
Equals	**Operating Result**	**977**	**1,213**	**1,433**	**1,470**	**1,712**	**1,900**
Plus	Other economic flows - other movements in equity	(619)	(1,104)	(921)	(680)	(739)	(1,017)
Equals	**Comprehensive Result - Total Change In Net Worth**	**358**	**109**	**512**	**790**	**973**	**883**
	KEY FISCAL AGGREGATES						
	Net Operating Balance	**1,256**	**1,380**	**1,541**	**1,394**	**1,674**	**1,938**
Less	**Net Acquisition of Non-financial Assets**						
	Purchases of non-financial assets	3,884	3,120	3,429	3,949	3,735	3,691
	Less Sales of non-financial assets	21	166	56	39	40	40
	Less Depreciation	2,264	2,192	2,255	2,347	2,415	2,532
	Plus Change in inventories	8	38	(14)	8	10	12
	***Equals* Total Net Acquisition of Non-financial Assets**	**1,608**	**800**	**1,104**	**1,570**	**1,289**	**1,131**
Equals	**Fiscal Balance**	**(352)**	**581**	**438**	**(176)**	**385**	**807**

Note:
1. Numbers may not add due to rounding.

Budget Strategy and Outlook 2014-15 143

Table 8.3

Non-financial Public Sector Operating Statement 1

2013-14 2013-14 2014-15 2015-16 2016-17 2017-18 Budget Est.Actual Budget Projection Projection Projection $ million $ million $ million $ million $ million $ million

Revenue from Transactions

Taxation revenue 11,494 11,500 12,109 12,702 13,435 14,213 Grants revenue 20,323 20,298 24,281 25,675 26,154 25,955 Sales of goods and services 13,662 13,619 13,513 13,923 14,607 15,477 Interest income 2,481 2,586 2,515 2,552 2,589 2,648 Dividend and income tax equivalent income 33 238 123 78 91 105 Other revenue 3,935 3,872 4,147 5,072 5,711 5,826

Total Revenue from Transactions 51,929 52,113 56,687 60,002 62,587 64,224

Less Expenses from Transactions

Employee expenses 20,022 19,535 20,198 20,759 21,547 22,414 Superannuation expenses Superannuation interest cost 879 955 932 987 1,016 1,022 Other superannuation expenses 2,620 2,580 2,574 2,570 2,601 2,628 Other operating expenses 13,176 15,927 16,589 16,888 18,141 18,622 Depreciation and amortisation 5,403 5,250 5,480 5,715 5,920 6,152 Other interest expenses 3,981 3,926 4,143 4,190 4,259 4,360 Grants expenses 9,559 6,147 6,462 5,634 5,317 5,670

Total Expenses from Transactions 55,640 54,320 56,379 56,744 58,801 60,869

Equals Net Operating Balance (3,711) (2,207) 309 3,258 3,786 3,356

Plus Other economic flows—included in operating result (223) (187) (104) (147) (220) (243)

Equals Operating Result (3,934) (2,393) 205 3,111 3,566 3,113

Plus Other economic flows—other movements in equity 4,292 4,237 3,223 2,977 2,767 2,401

Equals Comprehensive Result—Total Change In Net Worth 358 1,844 3,428 6,088 6,332 5,514

KEY FISCAL AGGREGATES

Net Operating Balance (3,711) (2,207) 309 3,258 3,786 3,356

Less Net Acquisition of Non-financial Assets

Purchases of non-financial assets 11,014 9,754 9,401 9,697 9,585 8,879 Less Sales of non-financial assets 350 507 348 305 221 270 Less Depreciation 5,403 5,250 5,480 5,715 5,920 6,152 Plus Change in inventories 59 26 (17) (62) (40) . Plus Other movements in non-financial assets 193 562 6 282 909 760

Equals Total Net Acquisition of Non-financial Assets 5,513 4,585 3,562 3,897 4,314 3,216

Equals Fiscal Balance (9,224) (6,791) (3,253) (639) (528) 139

Note:

1. Numbers may not add due to rounding.

144 Budget Strategy and Outlook 2014-15

Table 8.4 General Government Sector Balance Sheet [1]						
	2013-14 Budget $ million	2013-14 Est.Actual $ million	2014-15 Budget $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
Assets						
Financial Assets						
Cash and deposits	877	1,040	1,056	907	891	840
Advances paid	1,012	767	878	973	1,047	1,090
Investments, loans and placements	34,848	34,931	35,810	36,625	37,429	38,138
Receivables	4,321	3,709	4,022	3,950	4,124	4,375
Equity						
Investments in other public sector entities	22,195	24,521	25,029	25,723	26,693	27,575
Investments - other	177	167	167	167	167	167
Total Financial Assets	**63,429**	**65,135**	**66,962**	**68,345**	**70,350**	**72,185**
Non-financial Assets						
Land and other fixed assets	185,718	186,779	190,033	193,308	197,223	200,281
Other non-financial assets	6,586	7,071	7,524	7,781	7,880	8,029
Total Non-financial Assets	**192,304**	**193,850**	**197,556**	**201,089**	**205,102**	**208,310**
Total Assets	**255,733**	**258,985**	**264,518**	**269,434**	**275,453**	**280,496**
Liabilities						
Payables	3,227	3,433	3,405	3,520	3,554	3,618
Superannuation liability	27,827	25,120	23,641	22,394	21,313	20,282
Other employee benefits	5,939	5,375	5,611	5,606	5,827	6,034
Deposits held	1	..	..	..	..	..
Advances received	359	514	544	529	522	515
Borrowing	47,196	44,979	48,141	48,023	48,216	48,421
Other liabilities	3,518	3,897	4,085	4,279	4,607	4,700
Total Liabilities	**88,067**	**83,319**	**85,428**	**84,350**	**84,040**	**83,569**
Net Worth	**167,666**	**175,666**	**179,091**	**185,084**	**191,413**	**196,926**
Net Financial Worth	(24,638)	(18,184)	(18,466)	(16,005)	(13,690)	(11,384)
Net Financial Liabilities	46,834	42,705	43,495	41,728	40,382	38,959
Net Debt	10,821	8,756	10,942	10,048	9,372	8,869

Note:
1. Numbers may not add due to rounding.

Budget Strategy and Outlook 2014-15 145

Table 8.5
Public Non-financial Corporations Sector Balance Sheet [1]

	2013-14 Budget $ million	2013-14 Est.Actual $ million	2014-15 Budget $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
Assets						
Financial Assets						
Cash and deposits	1,041	1,391	1,143	866	966	1,038
Advances paid	92	49	41	33	26	18
Investments, loans and placements	169	131	91	80	78	77
Receivables	2,451	2,820	2,959	2,430	1,939	1,904
Equity						
Investments - other	5	183	4	4	4	4
Total Financial Assets	**3,757**	**4,575**	**4,238**	**3,413**	**3,013**	**3,041**
Non-financial Assets						
Land and other fixed assets	56,950	56,770	58,708	61,139	63,291	65,105
Other non-financial assets	1,381	2,284	2,504	2,643	2,623	2,594
Total Non-financial Assets	**58,331**	**59,054**	**61,212**	**63,782**	**65,914**	**67,699**
Total Assets	**62,088**	**63,628**	**65,451**	**67,195**	**68,927**	**70,739**
Liabilities						
Payables	2,839	2,221	2,491	2,254	2,329	2,458
Superannuation liability	170	(68)	(61)	(54)	(48)	(48)
Other employee benefits	780	843	846	864	880	906
Deposits held	31	26	26	29	30	31
Advances received	9	9	8	8	7	6
Borrowing	30,928	31,143	31,814	32,596	33,018	33,649
Other liabilities	7,501	8,222	8,578	8,964	9,205	9,348
Total Liabilities	**42,259**	**42,395**	**43,705**	**44,660**	**45,420**	**46,349**
Net Worth	**19,829**	**21,234**	**21,745**	**22,535**	**23,508**	**24,391**
Net Financial Worth	(38,502)	(37,820)	(39,467)	(41,247)	(42,407)	(43,308)
Net Debt	29,667	29,607	30,575	31,653	31,984	32,552

Note:
1 Numbers may not add due to rounding.

146 Budget Strategy and Outlook 2014-15

Table 8.6
Non-financial Public Sector Balance Sheet [1]

	2013-14 Budget $ million	2013-14 Est.Actual $ million	2014-15 Budget $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
Assets						
Financial Assets						
Cash and deposits	1,918	2,431	2,199	1,773	1,857	1,878
Advances paid	1,094	808	911	998	1,066	1,102
Investments, loans and placements	35,016	35,061	35,902	36,706	37,507	38,215
Receivables	4,986	4,752	4,868	4,451	4,063	4,131
Equity						
Investments in other public sector entities	1,000	3,186	3,186	3,186	3,186	3,186
Investments - other	182	351	171	171	171	171
Total Financial Assets	**44,196**	**46,588**	**47,237**	**47,285**	**47,850**	**48,682**
Non-financial Assets						
Land and other fixed assets	242,667	243,549	248,740	254,446	260,513	265,385
Other non-financial assets	774	850	956	1,017	908	886
Total Non-financial Assets	**243,441**	**244,399**	**249,695**	**255,463**	**261,421**	**266,271**
Total Assets	**287,638**	**290,987**	**296,932**	**302,748**	**309,271**	**314,953**
Liabilities						
Payables	4,322	3,924	3,832	3,895	3,933	3,978
Superannuation liability	27,997	25,052	23,580	22,339	21,265	20,233
Other employee benefits	6,718	6,217	6,458	6,470	6,708	6,939
Deposits held	33	26	28	29	30	31
Advances received	359	514	544	529	522	515
Borrowing	78,125	76,123	79,956	80,619	81,234	82,070
Other liabilities	3,786	3,567	3,542	3,786	4,167	4,261
Total Liabilities	**121,339**	**115,423**	**117,940**	**117,668**	**117,858**	**118,027**
Net Worth	**166,299**	**175,564**	**178,992**	**185,080**	**191,413**	**196,926**
Net Financial Worth	(77,143)	(68,835)	(70,703)	(70,383)	(70,009)	(69,344)
Net Financial Liabilities	78,143	72,020	73,889	73,568	73,194	72,530
Net Debt	40,488	38,363	41,517	41,701	41,356	41,421

Note:
1. Numbers may not add due to rounding.

Budget Strategy and Outlook 2014-15 147

Table 8.7
General Government Sector Cash Flow Statement [1]

	2013-14 Budget $ million	2013-14 Est.Actual $ million	2014-15 Budget $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
Cash Receipts from Operating Activities						
Taxes received	11,834	11,740	12,453	13,040	13,781	14,566
Grants and subsidies received	20,142	20,178	24,117	25,605	26,081	25,878
Sales of goods and services	5,386	5,427	5,435	5,560	5,696	5,842
Interest receipts	2,397	2,436	2,429	2,480	2,538	2,595
Dividends and income tax equivalents	1,355	1,448	1,887	2,365	2,238	2,371
Other receipts	4,719	4,705	4,929	5,648	6,228	6,381
Total Operating Receipts	**45,832**	**45,934**	**51,251**	**54,698**	**56,563**	**57,633**
Cash Payments for Operating Activities						
Payments for employees	(21,314)	(21,247)	(21,579)	(22,543)	(23,275)	(24,279)
Payments for goods and services	(11,185)	(15,514)	(16,585)	(16,641)	(17,765)	(18,147)
Grants and subsidies	(11,532)	(6,836)	(7,019)	(6,253)	(5,938)	(6,281)
Interest paid	(2,160)	(2,119)	(2,378)	(2,468)	(2,506)	(2,523)
Other payments	(309)	(368)	(351)	(351)	(163)	(398)
Total Operating Payments	**(46,500)**	**(46,084)**	**(47,912)**	**(48,257)**	**(49,647)**	**(51,628)**
Net Cash Inflows from Operating Activities	**(669)**	**(150)**	**3,338**	**6,440**	**6,916**	**6,005**
Cash Flows from Investments in Non-Financial Assets						
Purchases of non-financial assets	(7,130)	(6,634)	(5,972)	(5,748)	(5,850)	(5,188)
Sales of non-financial assets	330	341	292	266	180	230
Net Cash Flows from Investments in Non-financial Assets	**(6,801)**	**(6,293)**	**(5,680)**	**(5,482)**	**(5,670)**	**(4,958)**
Net Cash Flows from Investments in Financial Assets for Policy Purposes	**514**	**598**	**169**	**27**	**..**	**..**
Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	**(1,028)**	**(575)**	**(866)**	**(798)**	**(732)**	**(694)**
Receipts from Financing Activities						
Advances received (net)	(21)	(65)	(52)	(49)	(40)	(37)
Borrowing (net)	7,966	6,687	3,107	(286)	(490)	(369)
Net Cash Flows from Financing Activities	**7,946**	**6,621**	**3,055**	**(336)**	**(530)**	**(406)**
Net Increase/(Decrease) in Cash held	**(37)**	**202**	**16**	**(149)**	**(16)**	**(51)**
Net cash from operating activites	(669)	(150)	3,338	6,440	6,916	6,005
Net cash flows from investments in non-financial assets	(6,801)	(6,293)	(5,680)	(5,482)	(5,670)	(4,958)
Surplus/(Deficit)	**(7,469)**	**(6,443)**	**(2,342)**	**958**	**1,245**	**1,048**
Derivation of ABS GFS Cash Surplus/Deficit						
Cash surplus/(deficit)	(7,469)	(6,443)	(2,342)	958	1,245	1,048
Acquisitions under finance leases and similar arrangements	(159)	(382)	(14)	(101)	(729)	(579)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	**(7,629)**	**(6,825)**	**(2,356)**	**857**	**517**	**468**

Note:
1. Numbers may not add due to rounding.

148 Budget Strategy and Outlook 2014-15

Table 8.8

Public Non-financial Corporations Sector Cash Flow Statement 1

2013-14 2013-14 2014-15 2015-16 2016-17 2017-18 Budget Est.Actual Budget Projection Projection Projection $ million $ million $ million $ million $ million $ million

Cash Receipts from Operating Activities

Grants and subsidies received 2,389 949 1,005 830 836 832 Sales of goods and services 9,647 10,553 10,839 11,759 12,667 12,979 Interest receipts 85 151 86 72 51 53 Dividends and income tax equivalents . 21 . . . . Other receipts 434 468 375 459 371 348

Total Operating Receipts 12,555 12,142 12,305 13,121 13,926 14,211

Cash Payments for Operating Activities

Payments for employees (1,913) (1,880) (1,905) (1,943) (1,985) (2,034) Payments for goods and services (4,207) (4,393) (3,830) (3,523) (3,786) (4,024) Grants and subsidies (11) (9) (13) (14) (14) (14) Interest paid (1,967) (1,982) (1,897) (1,844) (1,984) (2,081) Other payments (697) (883) (954) (1,412) (1,478) (1,554)

Total Operating Payments (8,795) (9,148) (8,599) (8,735) (9,247) (9,707)

Net Cash Inflows from Operating Activities 3,760 2,994 3,706 4,386 4,679 4,505

Cash Flows from Investments in Non-Financial Assets

Purchases of non-financial assets (3,884) (3,120) (3,429) (3,949) (3,735) (3,691) Sales of non-financial assets 21 166 56 39 40 40

Net Cash Flows from Investments in

Non-financial Assets (3,863) (2,954) (3,373) (3,910) (3,694) (3,651)

Net Cash Flows from Investments in Financial

Assets for Policy Purposes 732 746 180 . . .

Net Cash Flows from Investments in Financial

Assets for Liquidity Purposes 1 5 . . . .

Receipts from Financing Activities

Advances received (net) (1) (1) (1) (1) (1) (1) Borrowing (net) 530 246 716 695 440 639 Dividends paid (994) (1,036) (1,293) (1,421) (1,324) (1,421) Deposits received (net) 3 2 2 1 1 1 Other financing (net) (514) (598) (185) (27) . .

Net Cash Flows from Financing Activities (975) (1,388) (760) (753) (884) (782)

Net Increase/(Decrease) in Cash held (345) (596) (248) (278) 100 72

Net cash from operating activities 3,760 2,994 3,706 4,386 4,679 4,505 Net cash flows from investments in non-financial assets (3,863) (2,954) (3,373) (3,910) (3,694) (3,651) Dividends paid (994) (1,036) (1,293) (1,421) (1,324) (1,421)

Surplus/(Deficit) (1,097) (995) (960) (945) (340) (567)

Derivation of ABS GFS Cash Surplus/Deficit

Cash surplus/(deficit) (1,097) (995) (960) (945) (340) (567)

ABS GFS Cash Surplus/(Deficit) Including

Finance Leases and Similar Arrangements (1,097) (995) (960) (945) (340) (567)

Note:

1. Numbers may not add due to rounding.

Budget Strategy and Outlook 2014-15 149

Table 8.9
Non-financial Public Sector Cash Flow Statement [1]

	2013-14 Budget $ million	2013-14 Est.Actual $ million	2014-15 Budget $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
Cash Receipts from Operating Activities						
Taxes received	11,477	11,404	12,108	12,701	13,434	14,212
Grants and subsidies received	20,343	20,386	24,343	25,739	26,219	26,020
Sales of goods and services	14,616	14,036	14,237	15,172	16,160	16,609
Interest receipts	2,482	2,587	2,515	2,552	2,589	2,648
Dividends and income tax equivalents	45	70	217	123	78	92
Other receipts	5,151	5,170	5,299	6,107	6,599	6,728
Total Operating Receipts	**54,114**	**53,652**	**58,719**	**62,394**	**65,079**	**66,309**
Cash Payments for Operating Activities						
Payments for employees	(23,137)	(23,029)	(23,392)	(24,392)	(25,163)	(26,214)
Payments for goods and services	(14,992)	(17,972)	(18,391)	(18,029)	(19,360)	(19,972)
Grants and subsidies	(9,355)	(6,103)	(6,252)	(5,570)	(5,254)	(5,605)
Interest paid	(3,870)	(3,873)	(4,032)	(4,077)	(4,250)	(4,362)
Other payments	(662)	(867)	(903)	(920)	(782)	(1,068)
Total Operating Payments	**(52,016)**	**(51,844)**	**(52,969)**	**(52,988)**	**(54,809)**	**(57,220)**
Net Cash Inflows from Operating Activities	**2,098**	**1,808**	**5,751**	**9,405**	**10,270**	**9,089**
Cash Flows from Investments in Non-Financial Assets						
Purchases of non-financial assets	(11,014)	(9,754)	(9,401)	(9,697)	(9,585)	(8,879)
Sales of non-financial assets	350	507	348	305	221	270
Net Cash Flows from Investments in Non-financial Assets	**(10,664)**	**(9,246)**	**(9,053)**	**(9,392)**	**(9,365)**	**(8,609)**
Net Cash Flows from Investments in Financial Assets for Policy Purposes	**732**	**752**	**174**	..	..	..
Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	**(1,027)**	**(570)**	**(866)**	**(798)**	**(732)**	**(694)**
Receipts from Financing Activities						
Advances received (net)	(21)	(66)	(53)	(50)	(41)	(37)
Borrowing (net)	8,496	6,932	3,823	408	(49)	271
Deposits received (net)	3	2	2	1	1	1
Other financing (net)	..	(7)	(10)	..	..	..
Net Cash Flows from Financing Activities	**8,478**	**6,861**	**3,763**	**359**	**(90)**	**234**
Net Increase/(Decrease) in Cash held	**(383)**	**(395)**	**(232)**	**(426)**	**84**	**21**
Net cash from operating activities	2,098	1,808	5,751	9,405	10,270	9,089
Net cash flows from investments in non-financial assets	(10,664)	(9,246)	(9,053)	(9,392)	(9,365)	(8,609)
Surplus/(Deficit)	**(8,566)**	**(7,438)**	**(3,302)**	**13**	**905**	**480**
Derivation of ABS GFS Cash Surplus/Deficit						
Cash surplus/(deficit)	(8,566)	(7,438)	(3,302)	13	905	480
Acquisitions under finance leases and similar arrangements	(159)	(382)	(14)	(101)	(729)	(579)
ABS GFS Cash Surplus/(Deficit) Including Finance Leases and Similar Arrangements	**(8,726)**	**(7,820)**	**(3,316)**	**(88)**	**177**	**(99)**

Note:
1. Numbers may not add due to rounding.

150 Budget Strategy and Outlook 2014-15

RECONCILIATION OF NET OPERATING BALANCE TO ACCOUNTING OPERATING RESULT

The primary difference between the net operating balance and the accounting operating result calculated under Australian Accounting Standards (AAS) is that valuation adjustments are excluded from the net operating balance.

Data presented in Table 8.10 provides a reconciliation of the General Government sector net operating balance to the accounting operating result.

Table 8.10
Reconciliation of UPF net operating balance to accounting operating result[1]

	2013-14 Budget $ million	2013-14 Est.Act. $ million	2014-15 Budget $ million
Net operating balance General Government sector (Table 8.1)	(3,760)	(2,298)	188
Remeasurement/valuation adjustments			
Bad debts and amortisation	(62)	(73)	(83)
Deferred tax equivalents	189	166	99
Dividends received on privatisation sales	404	330	152
Market value adjustments investments/loans	20	14	20
Revaluation of provisions	84	56	136
Decommissioned infrastructure assets and land under roads	(143)	(143)	(143)
Gain/(loss) on assets sold/written off	(33)	(39)	(25)
AAS operating result General Government sector	**(3,300)**	**(1,988)**	**345**

Note:
1. Numbers may not add due to rounding.

Budget Strategy and Outlook 2014-15 151

GENERAL GOVERNMENT TIME SERIES

Data presented in Table 8.11 provides a time series from 2002-03 to 2012-13 for the General Government sector on the key fiscal aggregates used by the Government to measure financial performance. These aggregates have been backcast (as far as is possible) to comply with AASB 1049 Whole of Government and General Government Sector Financial Reporting.

152 Budget Strategy and Outlook 2014-15

Table 8.11

General Government Sector1

2002-03 2003-04 2004-05 2005-06 2006-07 2007-08 2008-09 2009-10 2010-11 2011-12 2012-13 Actual Actual Actual Actual Actual Actual Actual Actual Actual Actual Actual $ million $ million $ million $ million $ million $ million $ million $ million $ million $ million $ million

Revenue from Transactions

Taxation revenue 5,598 6,676 6,952 7,396 8,484 9,546 8,877 9,375 9,975 10,608 10,957 Grant revenue 10,666 11,528 12,755 13,590 14,373 15,523 17,476 20,205 20,272 22,652 18,295 Sales of goods and services 1,964 2,105 2,381 2,586 2,889 3,341 3,568 3,962 4,172 4,996 5,087 Interest income (128) 2,723 2,972 3,414 3,348 (275) 1,482 2,205 2,365 2,484 2,603 Dividend and income tax equivalent income 1,036 1,148 1,028 1,057 863 1,255 1,180 950 1,232 1,112 1,390 Other revenue 1,118 1,035 1,473 2,039 2,024 2,040 4,425 3,032 3,941 3,942 3,413

Total Revenue 20,253 25,214 27,562 30,084 31,982 31,430 37,008 39,729 41,957 45,794 41,746 Expenses from Transactions

Budget Employee expenses 8,431 8,972 9,595 10,615 11,731 13,171 14,305 15,566 16,820 18,250 18,130 Superannuation expenses Superannuation interest costs 630 1,040 1,009 826 1,154 816 858 1,320 1,240 1,216 743 Other superannuation expenses 892 1,061 1,182 1,367 1,513 1,865 2,012 2,051 2,171 2,301 2,420 Other operating expenses 3,794 3,948 4,392 5,227 6,109 6,612 7,185 7,756 8,646 8,821 9,372 Strategy Depreciation and amortisation 1,460 1,460 1,585 1,679 1,880 1,850 2,496 2,500 2,506 2,777 2,902 Other interest expenses 222 213 209 174 180 346 599 803 1,125 1,659 1,939 and Grant expenses 4,813 5,180 5,647 6,482 7,558 8,328 9,519 9,789 10,964 11,004 10,623

Total Expenses 20,241 21,874 23,619 26,370 30,128 32,989 36,974 39,785 43,473 46,027 46,129

Net Operating Balance 12 3,340 3,942 3,714 1,855 (1,559) 35 (56) (1,516) (233) (4,382) Outlook OTHER KEY AGGREGATES

2014 Purchases of non-financial assets 2,232 2,415 2,843 3,186 4,418 5,716 6,960 8,767 8,237 7,930 6,970—15 Net acquisition of non-financial assets 155 503 1,053 1,236 2,067 3,668 4,434 6,494 5,573 5,249 3,359

Fiscal Balance (140) 2,838 2,873 2,478 (211) (5,226) (4,399) (6,550) (7,089) (5,482) (7,741)

Cash Surplus/Deficit 645 3,490 4,640 4,648 2,350 (4,922) (2,839) (5,305) (5,880) (4,901) (8,627) Net Worth 64,894 77,723 96,433 105,035 117,831 155,178 184,619 175,655 171,222 170,653 173,720 Net Debt (11,802) (14,811) (19,406) (23,202) (26,686) (22,598) (19,281) (13,342) (9,047) (5,851) 2,528 Borrowing 3,690 3,208 2,701 2,084 2,266 6,328 10,278 15,916 25,089 29,513 37,878 Borrowing (NFPS) 16,983 15,248 15,725 17,926 24,008 30,925 42,645 51,697 52,618 61,521 69,031

Note:

1. Numbers may not add due to rounding.

Source: Outcomes Reports for Queensland 2002-03 to 2012-13. (Numbers have been recast for changes to UPF presentation.)

153

OTHER GENERAL GOVERNMENT UNIFORM PRESENTATION FRAMEWORK DATA

Data in the following tables are presented in accordance with the UPF.

Grants

Data presented in Tables 8.12(a) and 8.12(b) provide details of General Government current and capital grant revenue and expenses.

Table 8.12(a)
General Government Sector Grant Revenue [1]

	2013-14 Est.Actual $ million	2014-15 Budget $ million
Current grant revenue		
Current grants from the Commonwealth		
General purpose grants	10,830	11,740
Specific purpose grants	5,739	5,978
Specific purpose grants for on-passing	2,219	2,589
Total current grants from the Commonwealth	18,788	20,307
Other contributions and grants	305	303
Total current grant revenue	**19,093**	**20,610**
Capital grant revenue		
Capital grants from the Commonwealth		
Specific purpose grants	971	3,430
Specific purpose grants for on-passing	7	3
Total capital grants from the Commonwealth	978	3,433
Total capital grant revenue	**978**	**3,433**
Total grant revenue	**20,071**	**24,043**

Note:
1. Numbers may not add due to rounding.

154 Budget Strategy and Outlook 2014-15

Table 8.12(b) General Government Sector Grant Expense [1]		
	2013-14 Est Actual $ million	2014-15 Budget $ million
Current grant expense		
Private and Not-for-profit sector	1,337	1,373
Private and Not-for-profit sector on-passing	1,996	2,138
Local Government	195	233
Local Government on-passing	224	451
Grants to other sectors of Government	603	725
Other	290	210
Total current grant expense	**4,645**	**5,129**
Capital grant expense		
Private and Not-for-profit sector	290	605
Local Government	1,689	1,341
Local Government on-passing	7	3
Grants to other sectors of Government	25	16
Other	114	105
Total capital grant expense	**2,125**	**2,069**
Total grant expense	**6,770**	**7,198**

Note:
1. Numbers may not add due to rounding.

Dividend and Income Tax Equivalent Income

Table 8.13 provides details of the source of dividend and income tax equivalent income in the General Government sector.

Table 8.13 General Government Sector Dividend and Income Tax Equivalent Income [1]		
	2013-14 Est Actual $ million	2014-15 Budget $ million
Dividend and Income Tax Equivalent income from PNFC sector	1,721	2,025
Dividend and Income Tax Equivalent income from PFC sector	217	123
Total Dividend and Income Tax Equivalent income	**1,938**	**2,148**

Note:
1. Numbers may not add due to rounding.

Budget Strategy and Outlook 2014-15 155

Expenses by function

Data presented in Table 8.14 provides details of General Government sector expenses by function.

Table 8.14
General Government Sector Expenses by Function[1]

	2013-14 Budget $ million	2013-14 Est. Actual $ million	2014-15 Budget $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
General public services	1,348	1,096	1,333	1,315	1,517	1,702
Public order and safety	4,105	4,087	4,348	4,394	4,506	4,567
Education	11,158	10,904	11,727	11,895	12,683	13,272
Health	13,019	12,993	13,761	14,379	15,117	15,406
Social security and welfare	2,591	2,665	2,808	2,861	3,139	3,425
Housing and community amenities	1,715	1,459	1,626	1,593	1,541	1,569
Recreation and culture	863	832	932	821	833	960
Fuel and energy	658	604	734	687	683	677
Agriculture, forestry, fishing and hunting	726	741	668	677	659	654
Mining, manufacturing and construction	311	266	312	312	312	319
Transport and communications	6,443	6,279	5,829	5,412	5,664	5,821
Other economic affairs	884	909	894	916	708	672
Other purposes	4,614	4,315	4,961	4,955	4,596	4,616
Total Expenses	**48,436**	**47,149**	**49,933**	**50,219**	**51,957**	**53,660**

Note:
1. Numbers may not add due to rounding.

156 Budget Strategy and Outlook 2014-15

Purchases of non-financial assets by function

Data presented in Table 8.15 provides details of General Government sector purchases of non-financial assets by function.

Table 8.15
General Government Sector Purchases of Non-financial Assets by Function[1]

	2013-14 Budget $ million	2013-14 Est. Actual $ million	2014-15 Budget $ million	2015-16 Projection $ million	2016-17 Projection $ million	2017-18 Projection $ million
General public services	13	28	29	39	252	56
Public order and safety	279	263	336	275	286	328
Education	509	537	373	330	378	372
Health	1,622	1,402	1,353	1,206	569	368
Social security and welfare	17	14	29	38	30	32
Housing and community amenities	369	289	265	384	493	439
Recreation and culture	79	54	66	97	51	33
Agriculture, forestry, fishing and hunting	32	27	21	27	25	22
Mining, manufacturing and construction	6	4	5	5	4	4
Transport and communications	4,105	3,935	3,458	3,279	3,750	3,520
Other economic affairs	28	20	6	8	8	8
Other purposes	69	61	32	59	5	5
Total Purchases	**7,130**	**6,634**	**5,972**	**5,748**	**5,850**	**5,188**

Note:
1. Numbers may not add due to rounding.

Budget Strategy and Outlook 2014-15 157

Taxes

Data presented in Table 8.16 provides details of taxation revenue collected by the General Government sector.

Table 8.16

General Government Sector Taxes 1

2013-14 2014-15 Est.Actual Budget $ million $ million

Taxes on employers’ payroll and labour force 3,887 4,014

Taxes on property

Land taxes 980 995 Stamp duties on financial and capital transactions 2,420 2,653 Other 650 719

Taxes on the provision of goods and services

Taxes on gambling 1,048 1,084 Taxes on insurance 822 895

Taxes on use of goods and performance of activities

Motor vehicle taxes 2,024 2,095

Total Taxation Revenue 11,831 12,455

Note:

1. Numbers may not add due to rounding.

158 Budget Strategy and Outlook 2014-15

Loan Council Allocation

The Australian Loan Council requires all jurisdictions to prepare Loan Council Allocations (LCA) to provide an indication of each government’s probable call on financial markets over the forthcoming financial year.

Table 8.17 presents the State’s revised Budget LCA and the Loan Council endorsed LCA for 2014-15.

Table 8.17 Loan Council Allocation 1

2014-15 2014-15 Nomination 2 Budget $ million $ million

General Government sector cash deficit/(surplus) 723 2,342 PNFC sector cash deficit/(surplus) 711 960

Non-financial Public sector cash deficit/(surplus) 1,434 3,302

Acquisitions under finance leases and similar arrangements 59 14

Equals ABS GFS cash deficit/(surplus) 1,493 3,316

Less Net cash flows from investments in financial assets for policy purposes . 174 Plus Memorandum items 3 1,137 1,029

Loan Council Allocation 2,630 4,171

Notes:

1. Numbers may not add due to rounding.

2. The Nomination is based on the 2013-14 MYFER.

3. Memorandum items include operating leases and local government borrowings.

The State’s Budget LCA is a deficit of $4.171 billion, compared to the LCA nomination of $2.63 billion. This deterioration is largely the result of changes in the timing and quantum of spending on disasters and the resulting payment under Natural Disaster Relief and Recovery Arrangements.

Budget Strategy and Outlook 2014-15 159

CONTINGENT LIABILITIES

Contingent liabilities represent items that are not included in the Budget as significant uncertainty exists as to whether the Government would sacrifice future economic benefits in respect of these items. Nevertheless, such contingencies need to be recognised and managed wherever possible in terms of their potential impact on the Government’s financial position in the future.

The State’s quantifiable and non-quantifiable contingent liabilities are detailed in the 2012-13 Report on State Finances – whole of government financial statements (Note 47).

A summary of the State’s quantifiable contingent liabilities as at 30 June 2013 is provided in Table 8.18.

Table 8.18 Contingent liabilities

2012-13 $ million

Nature of contingent liability

Guarantees and indemnities 8,740 Other 1,187

Total 9,927

160 Budget Strategy and Outlook 2014-15

BACKGROUND AND INTERPRETATION OF UNIFORM PRESENTATION FRAMEWORK

As mentioned in the introduction to this chapter, the UPF was reviewed in 2007 following the release of the AASB accounting standard, AASB 1049 Whole of

Government and General Government Sector Financial Reporting.

This standard aims to harmonise Government Finance Statistics (GFS) and Generally Accepted Accounting Principles (GAAP) with the objective of improving the clarity and transparency of government financial statements.

Accrual Government Finance Statistics framework

The GFS reporting framework, developed by the Australian Bureau of Statistics (ABS), is based on international statistical standards (the International Monetary Fund Manual on Government Finance Statistics and the United Nations System of National Accounts). This allows comprehensive assessments to be made of the economic impact of government.

The accrual GFS framework is based on an integrated recording of stocks and flows. Stocks refer to a unit’s holdings of assets and liabilities at a point in time, whilst flows represent the movement in the stock of assets and liabilities between two points in time. Flows comprise two separate types, transactions and other economic flows. Transactions come about as a result of mutually agreed interactions between units or within a single unit. Other economic flows would include revaluations and destruction or discovery of assets that do not result from a transaction. In GFS operating statements, other economic flows, being outside of the control of government, are excluded and do not affect the net operating balance or fiscal balance.

Generally Accepted Accounting Principles

In addition to the GFS framework, public sector entities were previously required to report at year end against AAS 31 Financial Reporting by Government, which meant complying with the Accounting Standards issued by the AASB.

Budget Strategy and Outlook 2014-15 161

Harmonisation under AASB 1049

This dual reporting regime caused confusion for financial report users and the Financial Reporting Council asked the AASB to develop a framework harmonising GAAP and GFS and to issue an Australian accounting standard for a single set of government reports.

In the development of AASB 1049, the AASB adopted the following approaches: adoption of GAAP definition, recognition and measurement principles in almost all cases amending presentation requirements to encompass a comprehensive result that retains GAAP classification system but overlays it with a transactions and other economic flows classification system based on GFS expanding the disclosure requirements to incorporate key fiscal aggregates required by GFS.

Revisions to the Uniform Presentation Framework

Following the introduction of AASB 1049, the Australian, state and territory governments consider that the UPF will continue to be an important framework for ensuring comparability of financial information across jurisdictions. The UPF shall continue to apply to financial statements produced by government in budgets, mid-year budget updates and final budget outcome reports, whereas the accounting standard applies only to outcome reports.

Therefore, rather than replacing the UPF with the accounting standard, the framework was updated to align with AASB 1049. Australian, state and territory governments agreed that the updated framework would continue to provide a common core of comparable financial information in their budget papers and comparable data amongst jurisdictions while maintaining at least the current level of transparency.

Aligning the framework with AASB 1049 was not intended to create a UPF that complies with all the reporting requirements of AASB 1049. For example, the UPF does not include the same level of detail in relation to disclosure requirements as AASB 1049. Instead, the revised UPF allows jurisdictions to utilise the framework as the base set of statements and add additional relevant information in order to comply with AASB 1049.

162 Budget Strategy and Outlook 2014-15

SECTOR CLASSIFICATION

GFS data is presented by institutional sector, distinguishing between the General Government sector and the PNFC sector.

Budget reporting focuses on the General Government sector, which provides regulatory services and goods and services of a non-market nature that are provided at less than cost or at no cost. These services are largely financed by general revenue (Australian Government grants and state taxation). This sector comprises government departments, their commercialised business units/shared service providers and certain statutory bodies. The PNFC sector comprises bodies that provide mainly market goods and services that are of a non-regulatory and non-financial nature. PNFCs are financed through sales to consumers of their goods and services and may be supplemented by explicit government subsidy to satisfy community service obligations. In general, PNFCs are legally distinguishable from the governments that own them. Examples of PNFCs include the energy entities and Queensland Rail.

Together, the General Government sector and the PNFC sector comprise the Non-financial Public sector.

Further discussion of the GFS framework of reporting, including definitions of GFS terms, can be obtained from the webpage of the Australian Bureau of Statistics at www.abs.gov.au.

Budget Strategy and Outlook 2014-15 163

REPORTING ENTITIES

The reporting entities included in the General Government and PNFC sectors in these Budget papers are provided below.

General Government

Departments

Aboriginal and Torres Strait Islander and Multicultural Affairs
Agriculture, Fisheries and Forestry
Communities, Child Safety and Disability Services
Education, Training and Employment
Electoral Commission of Queensland
Energy and Water Supply
Environment and Heritage Protection
Housing and Public Works
Justice and Attorney-General
Legislative Assembly
Local Government, Community Recovery and Resilience
National Parks, Recreation, Sport and Racing
Natural Resources and Mines
Office of the Governor
Office of the Inspector-General Emergency Management (commences 1 July 2014)
Office of the Ombudsman
Premier and Cabinet
Public Safety Business Agency
Public Service Commission
Queensland Audit Office
Queensland Fire and Emergency Services (commenced 1 November 2013)
Queensland Health
Queensland Police Service
Queensland Treasury and Trade
Science, Information Technology, Innovation a and the Arts
State Development, Infrastructure and Planning
The Public Trustee of Queensland
Tourism, Major Events, Small Business and the Commonwealth Games
Transport and Main Roads

Commercialised Business Units

Building and Asset Services
CITEC
QFleet
RoadTek

Shared Service Providers

Corporate Administration Agency
Queensland Shared Services

164 Budget Strategy and Outlook 2014-15

Statutory Authorities

Anti-Discrimination Commission
Australian Agricultural College Corporation
Board of the Queensland Museum
City North Infrastructure Pty Ltd
Commission for Children and Young People and Child Guardian
Crime and Misconduct Commission
Economic Development Queensland
Gold Coast 2018 Commonwealth Games Corporation
Gold Coast Institute of TAFE
Gold Coast Waterways Authority
Health Ombudsman (commenced 1 February 2014)
Health Quality and Complaints Commission
Hospital and Health Services
- Cairns and Hinterland
- Central Queensland
- Central West
- Children's Health Queensland
- Darling Downs
- Gold Coast
- Mackay
- Metro North
- Metro South
- North West
- South West
- Sunshine Coast
- Torres and Cape
- Townsville
- West Moreton
- Wide Bay

Legal Aid Queensland
Library Board of Queensland
Motor Accident Insurance Commission
Nominal Defendant
Office of the Information Commissioner
Prostitution Licensing Authority
Queensland Art Gallery Board of Trustees
Queensland Building and Construction Commission (commenced 1 December 2013)
Queensland Building Services Authority (ceased 30 November 2013)
Queensland Curriculum and Assessment Authority
Queensland Family and Child Commission (commences 1 July 2014)
Queensland Mental Health Commission
Queensland Performing Arts Trust
Queensland Reconstruction Authority
QRAA
Queensland Training Assets Management (commences 1 July 2014)
Residential Tenancies Authority
South Bank Corporation
Southbank Institute of Technology
TAFE Queensland (commences 1 July 2014)
The Council of the Queensland Institute of Medical Research
Tourism and Events Queensland
Trade and Investment Queensland (commenced 1 October 2013)
Workers' Compensation Regulatory Authority (ceased 31 October 2013)

Budget Strategy and Outlook 2014-15 165

Public Non-financial Corporations

Brisbane Port Holdings Pty Ltd CS Energy Ltd DBCT Holdings Pty Ltd Energex Ltd Ergon Energy Corporation Limited

Far North Queensland Ports Corporation Limited Gladstone Area Water Board Gladstone Ports Corporation Limited Mount Isa Water Board North Queensland Bulk Ports Corporation Limited Port of Townsville Limited Powerlink Queensland Qld Airport Holdings (Cairns) Pty Ltd Qld Airport Holdings (Mackay) Pty Ltd Queensland Bulk Water Supply Authority (Seqwater) Queensland Lottery Corporation Pty Ltd Queensland Rail Queensland Treasury Holdings Pty Ltd Stadiums Queensland Stanwell Corporation Limited SunWater Limited The Trustees of Parklands Gold Coast (ceased 30 September 2013)

166 Budget Strategy and Outlook 2014-15

APPENDIX A – TAX EXPENDITURE STATEMENT

OVERVIEW

Governments employ a range of policy tools to achieve social and economic objectives. These include the use of direct budgetary outlays, regulatory mechanisms and taxation. This Tax Expenditure Statement (TES) details revenue foregone as a result of Government decisions relating to the provision of tax exemptions or concessions. The TES is designed to improve transparency in the use of tax expenditures and increase public understanding of the fiscal process.

Tax expenditures are reductions in tax revenue that result from the use of the taxation system as a policy tool to deliver Government policy objectives. Tax expenditures are provided through a range of measures, including: tax exemptions the application of reduced tax rates to certain groups or sectors of the community tax rebates tax deductions provisions which defer payment of a tax liability to a future period.

Labelling an exemption or concession as a tax expenditure does not necessarily imply any judgement as to its appropriateness. It merely makes the amount of the exemption or concession explicit and thereby facilitates its scrutiny as part of the annual Budget process.

Methodology

Revenue foregone approach

The method used almost exclusively by governments to quantify the value of their tax expenditures is the revenue foregone approach. This method estimates the revenue foregone through use of the concession by applying the benchmark rate of taxation to the volume of activities or assets affected by the concession. One of the deficiencies of the revenue foregone approach is that the effect on taxpayer behaviour resulting from the removal of the particular tax expenditure is not factored into the estimate. Consequently, the aggregation of costings for individual tax expenditure items presented in the TES will not necessarily provide an accurate estimate of the total level of assistance provided through tax expenditures.

Budget Strategy and Outlook 2014-15 167

Measuring tax expenditures requires the identification of: a benchmark tax base concessionally taxed components of the benchmark tax base such as a specific activity or class of taxpayer a benchmark tax rate to apply to the concessionally taxed components of the tax base.

Defining the tax benchmark

The most important step in the preparation of a TES is the establishment of a benchmark for each tax included in the statement. The benchmark provides a basis against which each tax concession can be evaluated. The aim of the benchmark is to determine which concessions are tax expenditures as opposed to structural elements of the tax. The key features of a tax benchmark are: the tax rate structure any specific accounting conventions applicable to the tax the deductibility of compulsory payments any provisions to facilitate administration provisions relating to any fiscal obligations.

By definition, tax expenditures are those tax concessions not included as part of the tax benchmark.

Identification of benchmark revenue bases and rates requires a degree of judgement and is not definitive. Furthermore, data limitations mean that the tax expenditures are approximations and are not exhaustive. This statement does not include estimates of revenue foregone from exemptions or concessions provided to Government agencies. Very small exemptions or concessions are also excluded.

THE TAX EXPENDITURE STATEMENT

This year’s statement includes estimates of tax expenditures in 2012-13 and 2013-14 for payroll tax, land tax, duties and gambling taxes. A summary of the major tax expenditures valued on the basis of revenue foregone is presented in Table A.1. Not all expenditures can be quantified at this time. Accordingly, the total value of tax expenditures should be considered as indicative only.

168 Budget Strategy and Outlook 2014-15

Table A.1 Tax expenditure summary[1]	2012-13[2] $ million	2013-14 $ million
Payroll Tax		
Exemption threshold	1,132	1,175
Deduction scheme	294	305
Section 14 exemptions		
Local Government	142	149
Education	120	125
Hospitals	283	305
Total Payroll Tax	**1,971**	**2,059**
Land Tax		
Liability thresholds[3]	539	542
Graduated land tax scale	479	493
Primary production deduction	92	93
Part 6 Divisions 2 and 3 exemptions not included elsewhere[4]	100	102
Land developers' concession	18	18
Total Land Tax	**1,228**	**1,248**
Duties		
Transfer duty on residential property		
Home concession	276	360
First home concession	202	237
First home vacant land concession	15	18
Insurance duty[5]		
Non-life insurance	130	62
Workcover	44	69
Health insurance	272	333
Total Duties	**939**	**1,079**
Taxes on Gambling		
Gaming machine taxes	9	10
Casino taxes	112	117
Total Gambling Tax	**121**	**127**
Total	**4,259**	**4,513**

Notes:
1. Numbers may not add due to rounding.
2. 2012-13 estimates may have been revised since the 2013-14 Budget.
3. Land tax is payable only on the value of taxable land above a threshold which depends on the ownership structure.
4. Applicable, but not limited, to religious bodies, public benevolent institutions and other exempt charitable institutions.
5. From August 2013 the rate of duty applicable to insurance premiums for Class 1 and Class 2 general insurance products increased to 9%. The new rates apply to premiums paid on or after 1 August 2013, for policies entered into on or after that date.

Budget Strategy and Outlook 2014-15 169

DISCUSSION OF INDIVIDUAL TAXES Payroll tax

The benchmark tax base for payroll tax is assumed to be all wages, salaries and supplements (including employer superannuation contributions) paid in Queensland, as defined in the Payroll Tax Act 1971. The benchmark tax rate for payroll tax is assumed to be the statutory rate applying in each financial year.

Payroll tax exemption threshold

Employers who employ in Queensland with an annual Australian payroll of $1.1 million or less are exempt from payroll tax ($1 million prior to 1 July 2012). On the basis of 2012-13 average weekly earnings, this threshold corresponded to approximately 15 full-time equivalent employees. This exemption is designed to assist small and medium sized businesses.

Deduction scheme

Employers who employed in Queensland with Australian payrolls between $1.1 million and $5.5 million benefited from a deduction of $1.1 million, which reduced by $1 for every $4 by which the annual payroll exceeded $1.1 million. The deduction is pro-rated for interstate wages. There was no deduction for employers or groups that had an annual payroll in excess of $5.5 million.

Section 14 exemptions

A number of organisations are provided with exemptions from payroll tax under Section 14 of the Payroll Tax Act 1971. The activities for which estimates have been calculated are wages paid by public hospitals, non-tertiary private educational institutions and local governments (excluding commercial activities).

Land tax

The benchmark tax base is assumed to be all freehold land within Queensland, excluding residential land used as a principal place of residence and land owned by individuals with a value for that year below the threshold. The benchmark tax rate for land tax is assumed to be the top rate of land tax applicable in Queensland in each financial year.

Liability thresholds

Land tax is payable on the value of taxable land equal to or above a threshold which depends on the land’s ownership. The threshold for companies, trusts and absentees is $350,000 and for resident individuals the threshold is $600,000.

170 Budget Strategy and Outlook 2014-15

Land owned by resident individuals as their principal place of residence is excluded from the estimate. The exemption from paying below a minimum amount is not included as a tax expenditure as it is regarded as the application of an administration threshold.

Graduated land tax scale

A graduated (concessional) scale of land tax rates is applicable to land with a taxable value of less than $5 million for resident individuals and companies, trustees and absentees. The benchmark rates used for estimating the tax expenditures were 1.75% for individuals and 2.0% for companies, trustees and absentees.

Primary production deduction

The taxable value of land owned by a resident individual, trustee or some absentees and companies does not include all or part of their land that is used for the business of agriculture, pasturage or dairy farming.

Part 6 Divisions 2 and 3 exemptions (not elsewhere included)

A number of land tax exemptions are granted in Part 6 Divisions 2 and 3 of the Land Tax Act 2010 to eligible organisations. These include, but are not limited to, public benevolent institutions, religious institutions and other exempt charitable institutions, retirement villages, trade unions and showgrounds.

Land developers’ concession

Land tax payable by land developers is calculated on the basis that the unimproved value of (undeveloped) land subdivided in the previous financial year and which remains unsold at 30 June of that year is 60% of the Valuer-General’s value. This concession is outlined in Section 30 of the Land Tax Act 2010.

Transfer duty concession on residential property

The benchmark tax base is assumed to be all sales of residential property within Queensland. The benchmark tax scale is assumed to be the scale that actually applied in each financial year.

Budget Strategy and Outlook 2014-15 171

Home concession

A concessional rate of duty applies to purchases of a principal place of residence. A 1% concessional rate applies on dutiable values up to $350,000, rather than the normal schedule of rates between 1.5% and 3.5%. For properties valued over $350,000, the scheduled rates of transfer duty apply on the excess.

First home concession

Where a purchaser has not previously owned a residence in Queensland or elsewhere, the purchaser of a home receives a more generous concession on duty. This concession comprises a rebate in addition to the home concession on properties (this concession may not be applicable if the purchase price is less than the full market value of the property). The size of the rebate depends on the value of the property. A full concession is provided to purchases of a first principal place of residence valued up to $500,000.

First home vacant land concession

A first home concession is available for the purchase of certain vacant land up to the value of $400,000, with a full concession available on certain vacant land up to the value of $250,000.

Insurance duty

The benchmark tax base is assumed to be all premiums for general insurance policies (not for life insurance). The benchmark tax scale is assumed to be the scale that actually applied in each financial year.

The rate of duty applicable to general insurance increased to 9% on 1 August 2013 (previously 7.5% for Class 1 products and 5% for Class 2 products). There was no change in duty payable on Compulsory Third Party or Workers’ Compensation premiums.

172 Budget Strategy and Outlook 2014-15

Gambling taxes

Gaming machine tax concessions for licensed clubs

The benchmark tax base is assumed to be all gaming machines operated by licensed clubs and hotels in Queensland. The benchmark tax rate is assumed to be the highest marginal tax rate (as is applied to hotels) that actually applied in each financial year. A progressive tax rate scale applies to gaming machines operated by licensed clubs. The tax rate is calculated monthly on the gaming machine taxable metered win and the top tax rate is only applied to the portion of gaming machine revenue where the monthly metered win exceeds $1.4 million for any licensed club.

Casino tax concessions

The benchmark tax base is assumed to be all casinos operating in Queensland. The benchmark tax rate is assumed to be the highest tax rate that is actually applied in each financial year.

A tax rate of 20% of gross revenue applies for standard transactions in the Brisbane and Gold Coast casinos. A concessional tax rate of 10% applies for gross revenue from standard transactions in the Cairns and Townsville casinos. The tax rate applicable to gaming machines in casinos is 30% of gross revenue in Brisbane and Gold Coast casinos and 20% in the Cairns and Townsville casinos.

In addition concessional rates of 10% also apply for revenue from high rollers in all casinos. A GST credit is provided to casinos that approximates a reduction in the above tax rates of 9.09%.

Budget Strategy and Outlook 2014-15 173

174 Budget Strategy and Outlook 2014-15

APPENDIX B – REVENUE AND EXPENSE ASSUMPTIONS AND SENSITIVITY ANALYSIS

The Queensland Budget, like those of other jurisdictions, is based in part on assumptions made about future elements of uncertainty, both internal and external to the State, which can impact directly on economic and fiscal forecasts.

This appendix outlines the assumptions underlying the revenue and expense estimates and analyses the sensitivity of the estimates to changes in the economic and other assumptions. This analysis is provided to enhance the level of transparency and accountability of the Government.

The forward estimates in the Budget are framed on a no policy change basis. That is, the expenditure and revenue policies in place at the time of the Budget (including those announced in the Budget) are applied consistently throughout the forward estimates period.

The following discussion provides details of some of the key assumptions, estimates and risks associated with revenue and expenditure and, where a direct link can be established, the indicative impact on forecasts resulting from a movement in those variables.

Budget Strategy and Outlook 2014-15 175

Taxation and Royalty Revenue – 2012-13 to 2017-18

Table B.1

Taxation and Royalty Revenue1

2012-13 2013-14 2014-15 2015-16 2016-17 2017-18 Actual Est. Act. Budget Projection Projection Projection $ million $ million $ million $ million $ million $ million Payroll tax 3,751 3,887 4,014 4,267 4,536 4,821 Transfer duty 1,887 2,420 2,653 2,732 2,923 3,128 Other duties 1,164 1,296 1,394 1,475 1,560 1,651 Gambling taxes and levies 1,034 1,048 1,084 1,122 1,161 1,201 Land tax 990 980 995 1,035 1,076 1,120 Motor vehicle registration 1,486 1,532 1,578 1,658 1,741 1,828 Other taxes 645 668 736 754 786 818

Total taxation revenue 10,957 11,831 12,455 13,041 13,783 14,567

Royalties

Coal 1,737 1,834 2,078 2,686 3,178 3,315 Petroleum2 59 68 199 561 660 636 Other royalties3 348 369 395 385 346 356 Land rents 158 179 174 180 186 192

Total royalties and land rents 2,302 2,451 2,846 3,811 4,370 4,498

Notes:

1. Numbers may not add due to rounding.

2. Includes liquefied natural gas (LNG) from 2014-15.

3. Includes base and precious metal and other mineral royalties.

176 Budget Strategy and Outlook 2014-15

TAXATION REVENUE ASSUMPTIONS AND REVENUE RISKS

The rate of growth in tax revenues is dependent on a range of factors that are linked to the rate of growth in economic activity in the State. Some taxes are closely related to activity in specific sectors of the economy, whilst others are broadly related to the general rate of economic growth, employment, inflation and wages. A change in the level of economic activity, resulting from economic growth differing from forecast levels, would impact upon a broad range of taxation receipts.

Wages and employment growth – payroll tax collections

Wages and employment growth have a direct impact on payroll tax collections. The Budget assumptions are for an increase in wages of 3% and an increase in employment of 2% in 2014-15. The composition of the payroll tax base is also important. For example, the rate of growth in payroll tax is expected to be lower as fast growing sectors such as tourism, retail and hospitality are often outside the tax base because they are below the threshold.

A one percentage point variation in either Queensland wages growth or employment would change payroll tax collections by approximately $40 million in 2014-15.

Transfer duty estimates

For 2014-15, transfer duty collections are expected to grow by approximately 9.6% on the 2013-14 estimated actual.

This forecast is predicated on a continuation of the increase in residential property market volumes experienced in 2013-14 and increasing house prices, somewhat moderated by restrained levels of activity in the non-residential property sector. Across the forward estimates period, modest house price growth is expected to provide further support for transfer duty collections, while non-residential sector activity is expected to gradually improve in response to increased levels of employment and economic activity. A one percentage point variation in either the average value of property transactions or the volume of transactions would change transfer duty collections by approximately $25 million in 2014-15.

Budget Strategy and Outlook 2014-15 177

ROYALTY ASSUMPTIONS AND REVENUE RISKS

Table B.2
Coal Royalty Assumptions

	2012-13 Actual	2013-14 Est. Act.	2014-15 Budget	2015-16 Projection	2016-17 Projection	2017-18 Projection
Tonnages - crown export[1] coal (Mt)	171	195	202	214	224	229
Exchange rate US$ per A$[2]	1.03	0.92	0.91	0.88	0.86	0.85
Year average coal prices[3]						
Hard coking	183	142	142	160	170	170
Semi-soft	133	114	111	123	131	132
Thermal	103	92	84	89	92	94

Notes:
1. Excludes coal produced for domestic consumption and coal where royalties are not paid to the government, i.e private royalties. 2014-15 estimate for domestic coal volume is approximately 24Mt and private coal is 10Mt.
2. Year average.
3. Represent the benchmark contract price in US$ for highest quality coal type. Prices are discounted to reflect prices for lower quality coal. Hard coking coal can be sold up to US$25 below benchmark and thermal US$12 below.

Royalty Assumptions

Table B.2 provides the 2013-14 Budget assumptions regarding coal royalties, which represent the bulk of Queensland's royalty revenue.

The LNG industry is expected to begin generating royalties in 2014-15 and increase from 2015-16 onwards as production ramps up.

Exchange rate and commodity prices and volumes – royalties estimates

Estimates of mining royalties are sensitive to movements in the A$-US$ exchange rate and commodity prices and volumes. Contracts for the supply of commodities are generally written in US dollars. Accordingly, a change in the exchange rate impacts on the Australian dollar price of commodities and therefore expected royalties collections.

For each one cent movement in the A$-US$ exchange rate, the impact on royalty revenue would be approximately $35 million in 2014-15.

A 1% variation in export coking and thermal coal volumes would lead to a change in royalty revenue of approximately $20 million.

A 1% variation in the average price of export coal would lead to a change in royalty revenue of approximately $30 million.

178 Budget Strategy and Outlook 2014-15

Parameters influencing Australian Government GST payments to Queensland

The Queensland Budget incorporates estimates of GST revenue grants to Queensland based on Australian Government estimates of national GST collections and Queensland Treasury assumptions of Queensland’s share. The estimates of collections are primarily determined by the value of consumption subject to GST.

Since the Australian Government payments are based on the amount actually collected, it is Queensland’s Budget that bears the risks of fluctuations in GST collections. As with all other tax estimates, there is a risk of lower collections than estimated if economic growth and consumption are weaker than expected.

Due to the complexities associated with the GST base, the information provided in the Australian Government Budget Papers is not sufficient to prepare indicative forecasts of the sensitivity of GST estimates to key variables.

Budget Strategy and Outlook 2014-15 179

SENSITIVITY OF EXPENDITURE ESTIMATES AND EXPENDITURE RISKS

Public sector wage costs

Salaries and wages form a large proportion of General Government operating expenses. Increases in salaries and wages are negotiated through enterprise bargaining agreements. The 2014-15 Budget and forward estimates includes funding for wage increases as per existing agreements and reflect the Government’s wages policy where outcomes are yet to be finalised.

A general 1% increase in wage outcomes in a particular year would increase expenses by around $220 million per annum.

Interest rates

The General Government sector has a total debt servicing cost estimated at $2.4 billion in 2014-15.

The current average duration of General Government debt is around five years. The majority of General Government debt is held under fixed interest rates and therefore the impact of interest rate variations on debt servicing costs in 2014-15 would be relatively modest, with the impact occurring progressively across the forward estimates.

Actuarial estimates of superannuation and long service leave

Liabilities for superannuation and long service leave are estimated by the State Actuary with reference to, among other things, assumed rates of investment returns, salary growth, inflation and discount rate. These liabilities are therefore subject to changes in these parameters. Similarly, the long service leave liabilities are subject to the risk that the actual rates of employee retention will vary from those assumed in the liability calculation.

While these impacts have been estimated and allowances made in the Budget and forward estimates to accommodate them, the actual outcome may differ from the estimates calculated for the Budget.

Demographic and demand based risks

Unforeseen changes in the size, location and composition of Queensland’s population can impact on the demand for goods and services and therefore on the cost of maintaining existing policies. This is particularly evident in the health, education, community services and criminal justice sectors.

180 Budget Strategy and Outlook 2014-15

State government expenditure is often more closely associated with socio-demographic factors, such as the number of school age children or the number of elderly residents, than with economic activity. Such changes are likely to impact significantly in the medium term.

For this reason, the composition, size and location of the State’s population are more significant in projecting the State’s expenditure needs across the forward estimates period than for the current or budget year.

Budget Strategy and Outlook 2014-15 181

182 Budget Strategy and Outlook 2014-15

APPENDIX C – FISCAL AGGREGATES AND INDICATORS

The following tables provide longer time series of key fiscal measures. As can be seen in Table C.1, General Government borrowings are forecast to rise to $48.421 billion by 2017-18, up from $6.328 billion in 2007-08. Much of this growth in debt occurred in the years from 2007-08 to 2012-13, before the Government undertook fiscal repair measures that are expected to result in a stabilisation in the level of General Government debt from 2014-15 to 2017-18.

Non-financial Public sector borrowings of $76.123 billion are forecast for 2013-14, $2.002 billion lower than expected at the 2013-14 budget and $6.17 billion lower than the comparable Queensland Independent Commission of Audit forecast contained in its Interim Report.

Non-financial Public sector borrowings of $79.956 billion are forecast for 2014-15, an increase of $3.833 billion over 2013-14, largely reflecting the increased borrowing in the General Government sector.

By 2015-16, borrowings in the Non-financial Public sector are expected to be $9.219 billion lower than outlined in the Independent Commission’s report. As can also be seen in Chart 1.1 (in Chapter 1), borrowings increase slowly from $80 billion to $82 billion over the budget and forward estimates period.

Budget Strategy and Outlook 2014-15 183

Table C.1

Key Fiscal Aggregates, 2007-08 to 2017-18

2007-08 2008-09 2009-10 2010-11 2011-12 2012-13 2013-14 2014-15 2015-16 2016-17 2017-18 Actual Actual Actual Actual Actual Actual Est. Act. Projection Projection Projection Projection $ million $ million $ million $ million $ million $ million $ million $ million $ million $ million $ million

Budget General Government

Total Revenue 31,430 37,008 39,729 41,957 45,794 41,746 44,851 50,120 53,407 55,491 56,628 Tax Revenue 9,546 8,877 9,375 9,975 10,608 10,957 11,831 12,455 13,041 13,783 14,567 Total Expenses 32,989 36,974 39,785 43,473 46,027 46,129 47,149 49,933 50,219 51,957 53,660 Strategy Employee Expenses 13,171 14,305 15,566 16,820 18,250 18,130 17,906 18,585 19,102 19,856 20,679 Net

Operating Balance (1,559) 35 (56) (1,516) (233) (4,382) (2,298) 188 3,188 3,534 2,968 and Capital Purchases 5,716 6,960 8,767 8,237 7,930 6,970 6,634 5,972 5,748 5,850 5,188 Net Capital Purchases 3,668 4,434 6,494 5,573 5,249 3,359 3,785 2,458 2,327 3,026 2,085 Fiscal Balance (5,226) (4,399) (6,550) (7,089) (5,482) (7,741) (6,083) (2,271) 862 508 883 Outlook Borrowings 6,328 10,278 15,916 25,089 29,513 37,878 44,979 48,141 48,023 48,216 48,421

2014 Non-financial Public Sector

- 15 Total Revenue 38,363 43,659 47,882 48,984 52,300 49,175 52,113 56,687 60,002 62,587 64,224 Capital Purchases 13,865 15,265 14,818 13,344 11,939 10,719 9,754 9,401 9,697 9,585 8,879 Borrowings 30,925 42,645 51,697 52,618 61,521 69,031 76,123 79,956 80,619 81,234 82,070

184 Budget Strategy and Outlook 2014-15 183

Table C.2

Key Fiscal Indicators, 2007-08 to 2017-18

2007-08 2008-09 2009-10 2010-11 2011-12 2012-13 2013-14 2014-15 2015-16 2016-17 2017-18 Actual Actual Actual Actual Actual Actual Est. Act. Projection Projection Projection Projection

% % % % % % % % % % %

General Government

Revenue/GSP 13.6 14.3 15.8 15.7 16.1 14.4 14.6 15.4 15.1 14.7 14.2 Tax/GSP 4.1 3.4 3.7 3.7 3.7 3.8 3.9 3.8 3.7 3.7 3.6 Expenses/GSP 14.3 14.3 15.8 16.2 16.2 15.9 15.4 15.4 14.2 13.8 13.4 Employee Expenses/GSP 5.7 5.5 6.2 6.3 6.4 6.2 5.8 5.7 5.4 5.3 5.2 Net Operating Balance/GSP (0.7) 0.0 (0.0) (0.6) (0.1) (1.5) (0.7) 0.1 0.9 0.9 0.7 Budget Capital Purchases/GSP 2.5 2.7 3.5 3.1 2.8 2.4 2.2 1.8 1.6 1.6 1.3 Fiscal Balance/GSP (2.3) (1.7) (2.6) (2.6) (1.9) (2.7) (2.0) (0.7) 0.2 0.1 0.2 Borrowings/GSP 2.7 4.0 6.3 9.4 10.4 13.1 14.6 14.8 13.6 12.8 12.1 Strategy Borrowings/Revenue 20.1 27.8 40.1 59.8 64.4 90.7 100.3 96.1 89.9 86.9 85.5 and Revenue Growth (1.7) 17.7 7.4 5.6 9.1 (8.8) 7.4 11.7 6.6 3.9 2.0 Tax Growth 12.5 (7.0) 5.6 6.4 6.3 3.3 8.0 5.3 4.7 5.7 5.7 Expenses Growth 9.5 12.1 7.6 9.3 5.9 0.2 2.2 5.9 0.6 3.5 3.3 Outlook Employee Expenses Growth 12.3 8.6 8.8 8.1 8.5 (0.7) (1.2) 3.8 2.8 4.0 4.1

2014 Non-financial Public Sector

- Capital Purchases/GSP 6.0 5.9 5.9 5.0 4.2 3.7 3.2 2.9 2.7 2.5 2.2

15 Borrowings/GSP 13.4 16.5 20.6 19.6 21.6 23.8 24.8 24.6 22.8 21.6 20.6 Borrowings/Revenue 80.6 97.7 108.0 107.4 117.6 140.4 146.1 141.0 134.4 129.8 127.8 Net Financial Liabilities1/Revenue 75.4 97.6 112.5 102.2 115.5 131.9 138.2 130.3 122.6 116.9 112.9 Notes: 1. UPF defintion, which is equal to total financial assets less investments in other public sector entities less total liabilities.

185

186 Budget Strategy and Outlook 2014-15

State Budget 2014–15 Budget Strategy and Outlook Budget Paper No.2 www.budget.qld.gov.au

—15 2014 Budget Capital Statement State Budget Paper No.3 Great state. Great opportunity.

2014–15 State Budget Papers 1. Budget Speech 2. Budget Strategy and Outlook 3. Capital Statement 4. Budget Measures 5. Service Delivery Statements Appropriation Bills Concessions Statement The suite of Budget Papers is similar to that published in 2013-14. The Budget Papers are available online at www.budget.qld.gov.au © Crown copyright All rights reserved Queensland Government 2014 Excerpts from this publication may be reproduced, with appropriate acknowledgement, as permitted under the Copyright Act. Capital Statement Budget Paper No.3 ISSN 1445-4890 (Print) ISSN 1445-4904 (Online)

Queensland Government STATE BUDGET 2014-15 CAPITAL STATEMENT Budget Paper No. 3

TABLE OF CONTENTS 1. Overview 1 Introduction .2 Capital Purchases .2 Capital Grants .7 2. State Capital Program—Planning and Priorities .10 Introduction .10 Capital Planning .10 Capital Delivery .11 2014-15 Highlights .14 3. Capital Outlays by Entity 19 Aboriginal and Torres Strait Islander and Multicultural Affairs .19 Agriculture, Fisheries and Forestry .21 Communities, Child Safety and Disability Services .24 Education, Training and Employment .27 Electoral Commission of Queensland .34 Energy and Water Supply .35 Environment and Heritage Protection .50 Fire and Emergency Services .52 Health .54 Housing and Public Works .64 Justice and Attorney-General .68 Legislative Assembly of Queensland .73 Local Government, Community Recovery and Resilience .74 National Parks, Recreation, Sport and Racing .77 Natural Resources and Mines .81 Office of the Governor .82 Office of the Ombudsman .83 Police Services .84 Premier and Cabinet .85 Public Safety Business Agency .86 Queensland Audit Office .89 Science, Information Technology, Innovation and the Arts .90 State Development, Infrastructure and Planning .93

Tourism, Major Events, Small Business and the Commonwealth Games . 96 Transport and Main Roads . 98 Treasury and Trade . 115 Appendix A—Entities included in Capital Outlays 2014-15 . 116 Appendix B—Key Concepts and Coverage . 119 Appendix C—Capital Purchases by Entity by Region . 120

1. OVERVIEW FEATURES ? Capital purchases in 2014-15 are estimated to be $9.401 billion. Capital grants in 2014-15 are estimated to be $2.053 billion. ? The focus for the 2014-15 capital program remains the continuation of the reconstruction effort after the natural disasters of 2010, 2011 and more recently 2013, and the development of infrastructure to support economic growth, and to meet the needs of a growing population. The Government’s large scale reform of the prioritisation, funding, delivery and maintenance of infrastructure will continue. ? Significant reconstruction and resilience works continue in 2014-15, with capital purchases on road reconstruction of $130 million and capital grants to local governments of $949.5 million, including $41.5 million for betterment projects to restore essential public assets damaged by ex-Tropical Cyclone Oswald. ? The Government is making inroads into the maintenance backlog in schools and health facilities identified by the Commission of Audit. $100 million has been allocated in 2014-15 to the Fixing our Schools Fund, bringing total additional maintenance funding to $300 million over three years. The Government will invest $81.8 million in 2014-15 to continue the $327 million Backlog Maintenance Remediation Program to address high priority and critical operational maintenance in health. ? In 2014-15, there will be capital purchases of $4.590 billion for transport and main roads, including $30.4 million towards construction of the Toowoomba Second Range Crossing, $374 million to continue construction of the Moreton Bay Rail Link, $177.3 million towards the duplication of the Bruce Highway (Cooroy to Curra) Section A and $66 million to widen a section of the Bruce Highway from two to four lanes between Vantassel Street and Cluden. ? The Government will deliver 10 new schools in rapidly developing areas to be procured from the private sector under the Queensland Schools Project. ? The 2014-15 health capital purchases are $1.559 billion, including $224.5 million to continue delivery of the Lady Cilento Children’s Hospital, $369.8 million to continue delivery of the Sunshine Coast Public University Hospital and $173.3 million for the redevelopment of hospitals in Cairns, Mackay, Mount Isa, Townsville and Rockhampton. ? Capital purchases in the Public Non-financial Corporations sector, predominately Government-owned corporations, constitute 38% of total investments, including $2.744 billion in the energy sector. Capital Statement 2014-15 1

INTRODUCTION This capital statement provides an overview of the Queensland Government’s approach to capital planning and delivery and the capital program for 2014-15. Capital purchases in 2014-15 are expected to be $9.401 billion, with capital grants totalling $2.053 billion. The 2014-15 capital program continues the rebuilding effort following natural disasters of 2010, 2011 and most recently 2013, with $130 million in roads and transport reconstruction and $949.5 million in capital grants to local government across Queensland for reconstruction purposes. In addition to this rebuilding, the Government is making significant investments in health, transport infrastructure, education and housing, to address population growth and to improve the productivity and prosperity of the State. Each year, part of the Queensland Government’s capital program is undertaken through the Public Non-financial Corporations (PNFC) sector, (that is, commercial entities of Government, including Government-owned corporations). For 2014-15, capital purchases by the PNFC sector will comprise 38% of the State capital program, reflecting major investments in port and rail infrastructure and in energy. CAPITAL PURCHASES The Queensland Government invests in capital assets to support the services it provides to the community and to improve the productivity of the Queensland economy. Capital purchases by purpose in 2014-15 are shown in Chart 1.1 below. Capital purchases by State Government entity are listed in Table 1.1, while Table 1.2 lists capital purchases by region, with greater detail provided in Appendix C. Chart 1.2 shows the classification of regions used for the Regional Budget Statements (RBS). 2 Capital Statement 2014-15

Chart 1.1 Capital purchases by purpose, 2014-15 Education and Training 4% Energy Infrastructure 27% Transport Infrastructure 44% Health, Housing and Community Services 18% Other Law, Order and Infrastructure Public Safety 4% 3% Capital Statement 2014-15 3

Table 1.1 Capital Purchases for 2014-15 1,2 2013-14 2014-15 Entity Est. Actual Budget $‘000 $‘000 Aboriginal and Torres Strait Islander and Multicultural Affairs 1,399 1,891 Agriculture, Fisheries and Forestry 25,513 23,616 Communities, Child Safety and Disability Services 22,801 35,219 Education, Training and Employment 556,213 411,670 Energy and Water Supply Energy and Water Supply 296,964 122,579 Energy Generation Sector 220,004 342,013 Queensland Bulk Water Supply Authority 104,392 122,444 Energy Transmission Sector 427,134 522,923 Energy Distribution Sector 1,650,400 1,878,639 Environment and Heritage Protection 12,081 29,886 Fire and Emergency Services 7,066 8,609 Health 1,502,785 1,559,341 Housing and Public Works 266,429 264,690 Justice and Attorney-General 78,477 163,056 Legislative Assembly of Queensland 3,046 3,170 Local Government, Community Recovery and Resilience 17,095 8,437 National Parks, Recreation, Sport and Racing 47,015 42,902 Natural Resources and Mines 13,081 16,310 Police Services 99,941 24,218 Premier and Cabinet 2,582 1,184 Public Safety Business Agency3 54,494 140,688 Science, Information Technology, Innovation and the Arts 25,654 17,195 State Development, Infrastructure and Planning 67,774 67,786 Tourism, Major Events, Small Business and the Commonwealth Games 1,227 15,724 Transport and Main Roads Transport and Main Roads 4,018,908 3,930,721 Queensland Rail 384,254 490,217 Port Authorities 130,001 168,631 Treasury and Trade 1,838 6,620 Other Agencies4 10,376 11,366 Other Adjustments5 104,767 (30,665) Anticipated Capital Contingency Reserve 6 (400,000) (1,000,000) Total Capital Purchases 9,753,711 9,401,080 Notes 1. Includes all associated statutory bodies. 2. Numbers may not add due to rounding. 3. The Public Safety Business Agency will purchase any capital on behalf of Inspector General Emergency Management. 4. Includes the Electoral Commission of Queensland, Office of the Governor, Office of the Ombudsman and Queensland Audit Office, together with other Government entities with non-material capital programs. 5. Representing Inter-agency eliminations, movements in capital payable and receivable and other accounting adjustments to align with Uniform Presentation Framework Statements.\ 6. Contingency recognises that on a whole-of-Government basis, there is likely to be under spending, resulting in a carryover of capital allocations. 4 Capital Statement 2014-15

Table 1.2
Capital Purchases by Statistical Area for 2014-15 [1,2]

RBS Region	ABS Statistical Area (SA)		SA Grants $'000	RBS Grants $'000
Brisbane	Brisbane East	301	154,832	
	Brisbane North	302	455,853	
	Brisbane South	303	445,865	
	Brisbane West	304	281,664	
	Inner Brisbane	305	868,136	2,206,350
Ipswich	Ipswich	310	404,536	404,536
Wide Bay	Wide Bay	319	717,556	717,556
Darling Downs	Darling Downs Maranoa	307	324,525	
	Toowoomba	317	560,963	885,488
Gold Coast	Gold Coast	309	762,011	
	Logan Beaudesert	311	210,662	972,673
Mackay	Mackay	312	454,882	454,882
Outback	Outback	315	379,532	379,532
Cairns	Cairns	306	480,228	480,228
Fitzroy	Fitzroy	308	663,864	663,864
Sunshine Coast	Sunshine Coast	316	956,776	
	Moreton Bay North	313	144,582	
	Moreton Bay South	314	458,697	1,560,055
Townsville	Townsville	318	675,916	675,916
Total Capital Purchases				9,401,080

Notes
1. Numbers may not add due to rounding.
2. The anticipated Capital Contingency Reserve and other adjustments have been spread across statistical areas proportionate to capital spends.

Capital Statement 2014-15 5

Chart 1.2 Queensland regions for Regional Budget Statement purposes INSET Gympie pie Tewantin a in—Noosa No sa Torres Tor es Strait ait it Kingaroy Ki Ki r Nambour bour bour Ma Ma Maroochydore a oochydore—Mooloolaba ooloolaba lo la Cape York r Sunshine Coast Caloundra Ca Cal a Caboolture aboolture SOUTH Esk k Weipa i PACIFIC Brisbane Brisbane Ipswich Brisbane Bri Bris an Toowoomba Gatton tton Logan OCEAN Ipswich ps s h n GULF OF Coen Darling Gold Gold Coast CARPENTARIA Downs owns Helensvale He ensva e Nerang rang Gold Gold Coast Co t Boonah oona onah Cooktown t 0 40 80 Mossman kilometres Cairns ns Karumba Kar Innisfail i Burketown Bur t Normanton Cairns r t CORAL SEA Tully l Croydon roydon Ingham I Towns Townsville Ayrr Townsville Camooweal Home Hill N Camoow Bowen O Charters t rs r Airlie irlie Beach Beach R Mount Isa Cloncurry curr Towers r Isa Hughenden T H Julia Creek Cr r E Mackay Richmond Rich R Sarina N Dajarra Dajarjarr Mackay T E R Winton inton Clermont Cler t I R Boulia Yeppoon T Outback Longreach O Emerald Blackwater Blackw l Rockhampton ckh pton t eraldr l R ald Y Barcaldine rcaldine ldin Fitzroy Gladstone Gll lad Springsure prin ngsur Bedourie i Blackall Blackall Rolleston llest Bundaberg undabe Hervey Her r Bay Windorah i ah Wide Bay Birdsville Maryborough r Augathella t ll Quilpie il i Gympie i Charleville Char Roma Miles SOUTH Dalby Darling Downs AUSTRALIA Toowoomba Thargomindah r i Cunnamulla l Stt St George Warwick r ick 0 150 300 Texas exas Stanthorpe thorpe Goondiwindi i t r kilometres NEW SOUTH WALES 6 Capital Statement 2014-15

CAPITAL GRANTS The Queensland Government provides grants for capital purposes to a range of organisations and private individuals. Capital grants to local governments (LG) and non-government organisations (NGOs) and individuals are illustrated in Chart 1.3 below. Capital grants are expected to be $2.053 billion in 2014-15, driven by capital grants to local governments for the continued rebuilding effort following the extreme weather events of 2010, 2011 and more recently, 2013. Chart 1.3 Capital grants by purpose and recipient, 2014-15 NGO General and other purposes 12% LG Transport and communications 40% LG General and other purposes 20% NGO Education 13% LG Health, Housing and other NGO Health, community Housing and other assistance community 5% assistance 10% Capital Statement 2014-15 7

Table 1.3 shows capital grants by Government entity. Table 1.3 Expenditure on Capital Grants for 2014-15 1,2 2013-14 2014-15 Entity Est. Actual Budget $‘000 $‘000 Aboriginal and Torres Strait Islander and Multicultural Affairs 15,390 51,222 Communities, Child Safety and Disability Services 10,943 15,701 Education, Training and Employment 162,658 107,579 Energy and Water Supply Energy and Water Supply 330 6,000 Fire and Emergency Services 2,892 777 Health 2,170 1,000 Housing and Public Works 43,277 101,236 Local Government, Community Recovery and Resilience Local Government, Community Recovery and Resilience 105,446 104,320 Queensland Reconstruction Authority 1,365,488 949,522 National Parks, Recreation, Sport and Racing 24,042 106,499 Public Safety Business Agency 1,147 . Science, Information Technology, Innovation and the Arts 2,508 13,225 State Development, Infrastructure and Planning 26,398 118,034 Tourism, Major Events, Small Business and the Commonwealth Games 2,000 46,865 Transport and Main Roads Transport and Main Roads 176,389 223,474 Other Adjustments3 158,511 207,776 Total Capital Grants 2,099,589 2,053,230 Notes 1. Includes associated statutory bodies. 2. Numbers may not add due to rounding. 3. Includes Great Start and Queensland Building Boost Grant schemes, assets transferred and other technical accounting adjustments. 8 Capital Statement 2014-15

Table 1.4 shows the geographical spread of capital grants

Table 1.4
Capital Grants by Statistical Area for 2014-15 [1,2]

RBS Region	ABS Statistical Area (SA)		SA Grants $'000	RBS Grants $'000
Brisbane	Brisbane East	301	37,612	
	Brisbane North	302	31,038	
	Brisbane South	303	60,381	
	Brisbane West	304	26,682	
	Inner Brisbane	305	118,544	274,257
Ipswich	Ipswich	310	100,728	100,728
Wide Bay	Wide Bay	319	333,368	333,368
Darling Downs	Darling Downs Maranoa	307	148,167	
	Toowoomba	317	134,569	282,736
Gold Coast	Gold Coast	309	205,128	
	Logan Beaudesert	311	51,851	256,979
Mackay	Mackay	312	59,394	59,394
Outback	Outback	315	263,709	263,709
Cairns	Cairns	306	108,747	108,747
Fitzroy	Fitzroy	308	161,252	161,252
Sunshine Coast	Sunshine Coast	316	49,979	
	Moreton Bay North	313	44,495	
	Moreton Bay South	314	26,486	120,960
Townsville	Townsville	318	91,102	91,102
Total Capital Grants				2,053,232

Notes
1. Numbers may not add due to rounding.
2. The adjustments referred to in Table 1.3 have been spread across statistical areas proportionate to allocation of Grants.

Capital Statement 2014-15 9

2. STATE CAPITAL PROGRAM – PLANNING AND PRIORITIES INTRODUCTION The Queensland Government is delivering critical infrastructure, at the same time as repairing the State’s financial position, with a comprehensive approach to delivering an efficient capital program, to ensure the community receives the maximum benefit from its investments. This involves comprehensive planning and prioritisation of the capital program, rigorous evaluation of the value for money of proposed capital investments and innovative and efficient funding and delivery solutions. CAPITAL PLANNING Infrastructure for Economic Development Queensland is continuing to implement significant reforms to the way infrastructure is planned, prioritised, funded and managed. Our infrastructure frameworks and industry specific strategies are being driven by growth promoting objectives – supporting the four pillar economy – tourism, agriculture, resources and construction. The Queensland Government released the Governing for Growth – Economic Strategy and Action Plan, which sets out clear strategies and actions to deliver economic growth for the next decade. Better planning, prioritisation, delivery and operation of infrastructure to unlock economic potential will be delivered through key growth drivers, including: ? making smarter use of existing infrastructure ? better allocation of new investment in infrastructure to ensure value for money ? increasing private sector involvement to ensure the most efficient delivery and operation of infrastructure for Queenslanders. The next wave of actions and reforms, include: ? delivering the 15 year State Infrastructure Plan ? developing Total Asset Management Plans ? planning for key strategic infrastructure corridors to facilitate industry development ? reviewing infrastructure and supply chain needs ? delivering key strategic infrastructure projects. The reforms we make today will put Queensland in a strong position to address the challenges of tomorrow. The strategies and actions the Queensland Government is implementing will position Queensland to address the key drivers of infrastructure 10 Capital Statement 2014-15 demand including population growth and demographic change, congestion and housing, technological change, global economic factors and industry growth. CAPITAL DELIVERY – PROJECTS QUEENSLAND Projects Queensland is a unit within Queensland Treasury and Trade, established to enhance the Queensland Government’s infrastructure evaluation and procurement capability. Over the last 12 months, Projects Queensland has led the development of some of the State’s most significant infrastructure projects, such as Queensland Schools, Government Wireless Network, Toowoomba Second Range Crossing and New Generation Rolling Stock. The key role of Projects Queensland is to engage with the private sector to explore opportunities for better investment in public infrastructure and service delivery. Projects Queensland plays an important part in the Government’s strategy to provide greater value, restore Queensland’s financial strength and regain Queensland’s AAA credit rating, while providing infrastructure and services for future growth. Projects Queensland also plays an important role, in conjunction with Government-owned corporations, in the development and delivery of finance solutions for resource related infrastructure projects where the potential for private finance exists. The specific responsibilities of Projects Queensland are to: ? prepare preliminary evaluations for key projects with the greatest potential as Public Private Partnerships (PPPs) ? prepare business cases and manage tender processes and contract negotiations for all traditional government financed infrastructure where the expected capital cost is greater than $100 million (or other projects identified as very high risk) ? assist agencies in project assessment, tendering and contract negotiations, and other advisory and review services for traditional government financed projects with an estimated cost below $100 million ? prepare business cases for all projects approved as potential PPPs ? manage tender processes and contract negotiations for all projects approved to proceed as PPPs ? actively engage with the private sector to develop funding models to encourage private investment in infrastructure ? develop and deliver finance solutions for Government-owned corporation infrastructure projects where the potential for private finance exists ? review and maintain the government’s key infrastructure policies (currently the Project Assurance Framework and the Value for Money Framework). Capital Statement 2014-15 11

Road projects that are considered to be ‘standard’ or not suitable for private finance remain the responsibility of the Department of Transport and Main Roads under the Queensland Transport and Roads Investment Program (QTRIP), with Projects Queensland undertaking a review role as required for these projects. The scope of Projects Queensland’s responsibilities ensures a consistent approach to the assessment of projects, resulting in more effective prioritisation, selection of the appropriate procurement and financing options, and better targeting of projects as potential PPPs. This supports the establishment of a pipeline of privately financed projects and ensures consistency of dealings with the private sector on government projects. Key Projects Toowoomba Second Range Crossing The Toowoomba Second Range Crossing (TSRC) is a proposed bypass route to the north of Toowoomba, approximately 41 kilometres in length, running from the Warrego Highway at Helidon in the east to the Gore Highway at Athol in the west via Charlton. The TSRC will provide safer and more efficient passenger and freight movements on this important part of the National Land Transport Network. The State and Commonwealth Governments have publicly announced a total funding commitment of $1.6 billion for the TSRC. Projects Queensland will manage the TSRC procurement through a multi-phase competitive bid process. TSRC is expected to reach contract award in early 2015 and to be operational from mid-2018. Bus and Train (BaT) The Bus and Train (BaT) project is a proposed new 5.4 kilometre north-south tunnel that combines a railway and a busway in a single, double-decked, 15 metre-wide tunnel beneath the Brisbane River. Beginning beside the Boggo Road Urban Village, the proposed tunnel will head north, passing beneath Woolloongabba, the Brisbane River and the CBD, and will emerge within the rail corridor next to Victoria Park. The project will include three new underground stations at Woolloongabba, George Street and Roma Street. The BaT project offers an economical, highly efficient transport solution drawing together the region’s two primary public transport networks, laying the foundation for an international standard ‘turn up and go’ transit system for Brisbane. The Environmental Impact Statement and Reference Design are being developed in consultation with the public and industry participants. Preliminary expectations are that the BaT project will be operational by 2021. 12 Capital Statement 2014-15

Queensland Schools Project The Queensland Schools Project consists of eight Prep–6 primary schools and two 7–12 secondary schools in rapidly developing areas in South East Queensland (SEQ). The State has announced that Plenary Schools has been chosen to deliver the package. The project commenced the construction phase in January 2014. Under the PPP, Plenary Schools will design, construct, commission, finance, maintain and provide facilities management services for the schools, which will operate as Independent Public Schools, until 2043. The Department of Education, Training and Employment is overseeing the delivery of the new schools and the ongoing contract management. The first schools are expected to open for the commencement of the 2015 academic year, with others opening in 2016 and 2017. New Generation Rollingstock The New Generation Rollingstock (NGR) project involves purchasing 75, six-car train sets to cater for the increase in passenger services as SEQ grows, and to replace an aging train fleet. The PPP contract term is for 32 years and includes the maintenance of the trains, as well as construction and maintenance of a modern, purpose-built maintenance centre at Wulkuraka. Following the procurement phase of the project, which was led by Projects Queensland, the Government awarded the contract to the Bombardier NGR Consortium in December 2013. The Department of Transport and Main Roads is overseeing the delivery and management of the contract. Testing of the first completed train is expected to commence in approximately December 2015, and all 75 trains are to be delivered and in service by December 2018. Government Wireless Network The Government Wireless Network (GWN) will deliver enhanced digital radio voice and narrowband data communications for Queensland’s public safety agencies, with improved communications security, interoperability between public safety agencies, added functionality and a foundation to support effective front-line public safety services. In September 2013, the State appointed Telstra Corporation to provide the services of the GWN under a 15 year managed services agreement worth approximately $450 million. At this time, the responsibility for the GWN project transferred from Projects Queensland to the Department of Science, Information Technology, Innovation and the Arts. An early priority for the GWN Project is to deliver the communications needs for the G20 Leaders’ Summit in 2014, followed by radio coverage across SEQ. Over time, other Capital Statement 2014-15 13

Queensland Government agencies, local governments and public safety providers will potentially use the GWN’s services as it is progressively deployed. 1 William Street The strategic objectives of the State in the development of 1 William Street in the Brisbane CBD are to act as a catalyst for the activation of the Government Administrative Precinct and to meet the accommodation demands of the Queensland Public Service. The project will be financed and delivered by the private sector through a PPP. Once complete, the 75,000 square metre office tower will rationalise the Government’s CBD office portfolio and save taxpayers approximately $60 million per annum. 1 William Street is the first stage in delivering a mixed-use precinct that will facilitate greater community use of the Brisbane River’s northern bank and will be integrated with Queen’s Wharf Brisbane. The development includes an activated ground level with retail and garden areas. It will enhance Brisbane’s reputation as a vibrant city with modern, landmark architecture in a well-planned urban environment. The construction phase will create more than 1,000 direct jobs each year and have a positive impact on indirect jobs and the overall economy. Construction works commenced on the site in early 2013 and have advanced rapidly, with all excavation completed and basement construction nearing completion. Building and fitout are scheduled for completion in late 2016. At the same time, design works for a high quality, contemporary fitout for State accommodation have advanced in accordance with the project program. 2014-15 HIGHLIGHTS Health In 2014-15, the Government continues its significant investment in health infrastructure (including Queensland Health, Hospital and Health Services and Queensland Institute of Medical Research), with $1.559 billion in capital purchases. The focus for 2014-15 includes investment in new hospitals, hospital redevelopments and expansions, development of community health infrastructure, pathology, research and scientific services, mental health services and investment in information and health technology to support the delivery of health services. 14 Capital Statement 2014-15

Highlights of the 2014-15 capital program for Queensland Health include: ? $224.5 million to continue delivery of the Lady Cilento Children’s Hospital and $30.7 million towards its Centre for Children’s Health Research, at a total estimated cost of $1.513 billion ? $369.8 million to continue delivery of the Sunshine Coast Public University Hospital and its Skills, Academic and Research Centre as a public private partnership, at a total estimated cost of $1.872 billion ? $173.3 million to continue with the redevelopment of hospitals in Cairns, Mackay, Mount Isa, Townsville and Rockhampton, at a total estimated cost of $1.424 billion ? $199.8 million to continue the replacement, upgrade and state wide roll out of information and technology equipment to support the eHealth strategy and the national Health Reform agenda. Queensland Health will invest $81.8 million in 2014-15 to continue the $327 million four year Backlog Maintenance Remediation Program to address high priority and critical operational maintenance, life cycle replacements and upgrades. Transport and Main Roads In 2014-15, the total capital program for the Transport and Main Roads portfolio is forecast to be $4.813 billion including total capital grants. The Transport and Main Roads portfolio includes the Department of Transport and Main Roads, Roadtek, Queensland Rail, Gold Coast Waterways Authority, Far North Queensland Ports Corporation Limited, Gladstone Ports Corporation Limited, North Queensland Bulk Ports Corporation Limited and the Port of Townsville Limited. Roads and public transport infrastructure Highlights of the 2014-15 roads and public transport infrastructure program include: ? $30.4 million towards the Toowoomba Second Range Crossing project, a 41 kilometre bypass to the north of Toowoomba, at a total cost of $1.606 billion, which is jointly Australian and Queensland Government funded ? $374 million to continue the construction of the Moreton Bay Rail Link, a dual-track passenger rail line from Petrie to Kippa-Ring, at a total estimated cost of $988 million, which is jointly Australian, Queensland and local government funded ? $177.3 million towards the duplication of the Bruce Highway (Cooroy to Curra) from Cooroy Southern Interchange to Sankeys Road (Section A), at a total cost of $590 million, which is jointly Australian and Queensland Government funded Capital Statement 2014-15 15

$143.5 million provided by the Australian Government as part of its $929.6 million contribution for the $1.162 billion Gateway Upgrade North project, between Nudgee and Bracken Ridge $130 million towards the $150 million capital recovery and reconstruction works program resulting from natural disaster events throughout the State in early 2014 $80.4 million towards the Townsville Ring Road Stage 4, which will provide a high-speed bypass of Townsville for heavy and commercial vehicles, at a total cost of $200 million, which is jointly Australian and Queensland Government funded $66 million to duplicate a section of the Bruce Highway from two to four lanes, from Vantassel Street to Cluden (south of Townsville), at a total cost of $137.5 million, which is jointly Australian and Queensland Government funded $50.7 million for upgrading the interchange of Smith Street and Olsen Avenue on the Gold Coast, and improvements on Smith Street eastbound from the Pacific Motorway, at a total cost of $119.4 million $47 million to provide a new elevated crossing of the Bruce Highway across the Yeppen Floodplain (south of Rockhampton), at a total cost of $296 million, which is jointly Australian and Queensland Government funded $22.7 million to upgrade school bus fleets across Queensland. Rail and Ports The rail and ports 2014-15 capital program totals capital purchases of $659 million. Highlights of this program include: Queensland Rail – as part of a $490.2 million capital program, $100.2 million will be allocated to deliver upgraded Citytrain rollingstock, as well as $28.7 million to continue construction of third and fourth tracks between Lawnton and Petrie Far North Queensland Ports Corporation Limited—as part of a $6 million capital program, $1.6 million to continue the extension of the Cairns boardwalk and foreshore promenade Gladstone Ports Corporation Limited—as part of a $120.3 million capital program, $50.6 million is allocated towards continuing upgrades at the RG Tanna Coal Terminal at the Port of Gladstone and $11 million towards the completion of a new tug facility North Queensland Bulk Ports Corporation Limited—as part of a $24 million capital program, $5 million is allocated towards the Mackay Breakwater upgrade Port of Townsville Limited—as part of an $18.4 million capital program, $12.1 million is allocated towards the demolition of the existing Berth 6 and 7 to allow improved navigational access to the port’s existing berths. 16 Capital Statement 2014-15

Energy Generation The Queensland region of the National Electricity Market (NEM) has for some time been oversupplied with generation capacity. As electricity demand has remained subdued over the last couple of years, the oversupply has remained. Consumption of electricity has been impacted by consumers adopting more energy efficient practices and the high uptake of rooftop solar photovoltaic (PV) capacity in Queensland. The current situation sees low pool and contract prices. Further, market-dominated vertically integrated private competitors (with both generation and retail businesses) have been able to depress pool prices to protect their retail positions. The Queensland wholesale electricity market is expected to improve over the forward estimates period. This is largely driven by the expected commencement of operations by three liquefied natural gas projects in Queensland, which will have significant demand for electricity to meet their production requirements, as well as diverting gas away from electricity generation. This is expected to impact positively on demand over the next five years, with energy growth moderating in the following five years. Another key factor in the market outlook is the Australian Government’s proposed removal of the carbon pricing scheme. This will lower costs for coal fired generators such as CS Energy Limited and Stanwell Corporation Limited and improve their competitiveness. CS Energy Limited and Stanwell Corporation Limited will spend $342 million in 2014-15 on the maintenance of existing plant and supporting operations. Their focus will remain on the efficient, reliable and safe operation of their existing plant and equipment. Networks The network energy Government-owned corporations in Queensland (Energex Limited (Energex), Ergon Energy Corporation Limited (Ergon) and Queensland Electricity Transmission Corporation Limited (Powerlink)) are regulated by the Australian Energy Regulator (AER) under a revenue cap arrangement which applies for the five year determination period. In response to electricity market conditions and the findings of reviews undertaken by the Queensland Government, Energex, Ergon and Powerlink have all reduced their capital expenditure forecasts, through the deferral and/or removal of projects. The entities have also had a significant focus on cost reduction and efficiency. Within this context, capital programs have been closely examined to ensure expenditure is prudent. Budgeted capital expenditure in 2014-15 of $2.4 billion will continue the provision of a reliable transmission and distribution network. In the face of continued Capital Statement 2014-15 17 softening in electricity demand forecasts in Queensland, capital expenditure on the electricity network is expected to remain moderate over the coming years. Education and Training The Department of Education, Training and Employment will make capital purchases of $410.5 million in 2014-15. This includes $394.9 million for schools, $10.9 million for early childhood education and $4.7 million for training. The department will make capital grant payments of $107.6 million to other organisations. Highlights of the department’s capital program include: ? $93.8 million to continue preparations to introduce Year 7 as the first year of secondary schooling from 2015 by building, refurbishing and reconfiguring state school classrooms and flexible learning areas ? $23 million to construct a new secondary school at Highfields ? $59.3 million for the 2014-15 allocation to the $1.4 billion Queensland Schools PPP project for 10 new schools in SEQ, with the first two schools to commence at Burpengary and Pimpama in 2015 ? $24.4 million to continue the delivery of the Australian Government Trade Training Centres in Schools Program. 18 Capital Statement 2014-15

3. CAPITAL OUTLAYS BY ENTITY

ABORIGINAL AND TORRES STRAIT ISLANDER AND MULTICULTURAL AFFAIRS

Total capital purchases for the Department of Aboriginal and Torres Strait Islander and Multicultural Affairs are $1.9 million in 2014-15. Total capital grants for the department are $51.2 million in 2014-15.

Certain payments previously classified as Capital Grants have now been reclassified, for financial reporting purposes, as Outsourced Service Delivery. This reclassification is a consequence of Government's Social Services Reform process to better identify the purpose of the payment. For the purposes of the 2014-15 Budget Paper 3, these amounts will continue to be reported for projects/programs under the Capital Grants section of the document.

Program Highlights (Property Plant and Equipment)

- $1.3 million for an upgrade of the Kowanyama Retail Store.

Program Highlights (Capital Grants)

- $51.2 million for the Remote Indigenous Land and Infrastructure Program to develop infrastructure and/or subdivisions in remote Indigenous communities and provide lots for social housing.

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
DEPARTMENT OF ABORIGINAL AND TORRES STRAIT ISLANDER AND MULTICULTURAL AFFAIRS					
Property, Plant and Equipment					
Kowanyama Retail Store Upgrade	315	1,250		**1,250**	
Plant and equipment replacement	Various			**641**	Ongoing
Total Property, Plant and Equipment				**1,891**	

Capital Statement 2014-15 19

Aboriginal and Torres Strait Islander and Multicultural Affairs Statistical Total Expenditure Budget Post Area Estimated to 2014-15 2014-15 Project Cost 30-06-14 $‘000 $‘000 $‘000 $‘000 Capital Grants Remote Indigenous Land and 315 84,900 31,121 51,222 2,557 Infrastructure Program Total Capital Grants 51,222 TOTAL ABORIGINAL AND TORRES STRAIT ISLANDER AND 1,891 MULTICULTURAL AFFAIRS (PPE) TOTAL ABORIGINAL AND TORRES STRAIT ISLANDER AND 51,222 MULTICULTURAL AFFAIRS (CG) 20 Capital Statement 2014-15

AGRICULTURE, FISHERIES AND FORESTRY Total capital purchases for the Agriculture, Fisheries and Forestry portfolio including Statutory bodies reporting to the Minister for Agriculture, Fisheries and Forestry are $23.6 million for 2014-15. Department of Agriculture, Fisheries and Forestry Capital purchases for the Department of Agriculture, Fisheries and Forestry (DAFF) in 2014-15 are $18.2 million. The department’s capital program is focused on developing and upgrading research facilities and software systems to deliver outcomes for agriculture, biosecurity, fisheries and forestry. DAFF has facilities located throughout rural and regional Queensland. These require a significant level of minor works, mechanical items and plant and equipment upgrades to keep them operating effectively. The department will also be upgrading its software systems to support significant improvements in biosecurity operating protocols, which will enhance service delivery and result in considerable efficiency gains. Program Highlights • $4.5 million is allocated to continue upgrades to the department’s research and operational facilities through the Research Facilities Development, Scientific Equipment and Minor Works Programs. • $2.1 million is provided for the development of a new Biosecurity Information Management System (BIMS) to enhance the department’s service delivery capacity and result in considerable efficiency gains. • $1.1 million is provided to continue the replacement of vessels and marine equipment for fisheries research and regulatory functions. • $1 million is allocated to provide new and replacement heavy plant and equipment including trucks, tractors and other machinery. • $0.5 million for upgrades and additional infrastructure at the Hermitage Research Facility to bring the facility to current industry standard for delivery of quality grains crop research outcomes. • $0.5 million for the upgrade and refurbishment of existing facilities to enhance service delivery and improve operational efficiencies. • $0.35 million is allocated for the enhancement of existing biosecurity laboratory facilities as part of the Agriculture Strategy range of initiatives. Capital Statement 2014-15 21

Queensland Agricultural Training Colleges

Capital purchases for the Queensland Agricultural Training Colleges are $3.4 million in 2014-15. The capital program is focussed on upgrading infrastructure at Longreach Pastoral College and Emerald Agricultural College to meet relevant legislative standards.

QRAA

QRAA's capital expenditure of $2 million in 2014-15 will be used primarily for computer hardware and software upgrades.

Agriculture, Fisheries and Forestry					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
DEPARTMENT OF AGRICULTURE, FISHERIES AND FORESTRY					
Property, Plant and Equipment					
Hermitage Research Facility Upgrade	307	2,000		**500**	1,500
Upgrade and Refurbishment of Existing Facilities	317	8,000		**500**	7,500
Biosecurity Information Management System	305	5,439	467	**2,051**	2,921
Biosecurity Laboratory Integration	303	650	300	**350**	
Computer Equipment	Various			**4,965**	Ongoing
Scientific Equipment	Various			**2,000**	Ongoing
Minor Works	Various			**1,500**	Ongoing
Vessels and Marine Equipment	Various			**1,100**	Ongoing
Heavy Plant & Equipment	Various			**1,000**	Ongoing
Research Facilities Development	Various			**1,000**	Ongoing
Software Purchases and Development	305			**800**	Ongoing
Livestock Purchases	Various			**450**	Ongoing
Other Plant and Equipment	Various			**2,011**	Ongoing
Total Property, Plant and Equipment				**18,227**	
QUEENSLAND AGRICULTURAL TRAINING COLLEGES					
Property, Plant and Equipment					
Longreach Pastoral College Buildings and Infrastructure upgrades	315	1,440		**1,440**	
Emerald Agricultural College Buildings and Infrastructure	308	1,560		**1,560**	

22 Capital Statement 2014-15

Statistical Total Expenditure Budget Post Area Estimated to 2014-15 2014-15 Project Cost 30-06-14 $‘000 $‘000 $‘000 $‘000 Plant and Equipment (including IT 315 150 150 upgrades) Major Plant and Equipment 315 230 230 Replacements Total Property, Plant and Equipment 3,380 QRAA Property, Plant and Equipment Computer Software 305 3,618 1,955 1,663 Other Plant & Equipment 305 346 Ongoing Total Property, Plant and Equipment 2,009 TOTAL AGRICULTURE, FISHERIES AND FORESTRY (PPE) 23,616 Capital Statement 2014-15 23

COMMUNITIES, CHILD SAFETY AND DISABILITY SERVICES The capital works program for the Department of Communities, Child Safety and Disability Services is $35.2 million in 2014-15, with capital grants being $15.7 million. These funds provide for integrated community services and strengthen and protect the well-being of Queenslanders, particularly those who are vulnerable and most in need. Program Highlights (Property, Plant and Equipment) • $11.5 million to continue infrastructure upgrades and construct purpose built accommodation as part of a targeted response for people with an intellectual and/or cognitive disability who exhibit severely challenging behaviours. • $4.6 million for neighbourhood and youth centres in Mt Isa and Chinchilla to provide access to universal community support services and an entry point to more targeted support services. • $1.7 million to continue construction activities and establish facilities to support the Safe Havens Program, which provides culturally appropriate services to respond to the safety needs of children, young people and their families in the community of Mornington Island. • $2.2 million for remote Indigenous service delivery to establish child safe houses. Program Highlights (Capital Grants) • $4.1 million to continue the Elderly Parent Carer Innovation Trial which is aimed at providing greater security to older parent carers who can no longer look after their child with a disability, by investing in projects providing new community living places, mixed disability and aged care facilities and home modifications. • $4.6 million for community and youth centres in Upper Ross and Moranbah to provide access to universal community support services and an entry point to more targeted support services. • $3.2 million for modifications to centre based facilities providing community participation and respite, and to support other community care services for younger people with a disability. • $1.6 million towards the construction of community-based accommodation and respite options so that people can continue to live in their communities and access services in Goodna and Eight Mile Plains. • $1.7 million for remote indigenous communities in Coen and Bamaga to improve child safe houses and services facilities. 24 Capital Statement 2014-15

Communities, Child Safety and Disability Services					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
DEPARTMENT OF COMMUNITIES, CHILD SAFETY AND DISABILITY SERVICES					
Property, Plant and Equipment					
Child Safety Services					
Safe Havens	315	1,960	215	**1,745**	
Services for Indigenous Communities	Various			**2,190**	Ongoing
Residential Care	311	45		**45**	
Sub-total Child Safety Services				**3,980**	
Disability Services					
Infrastructure Program	Various			**11,457**	Ongoing
Sub-total Disability Services				**11,457**	
Community Services					
Mt Isa Neighbourhood Centre	315	2,922	701	**2,221**	
Chinchilla Multi-Tenant Service Centre	307	2,375		**2,375**	
General Upgrades	Various			**900**	Ongoing
Sub-total Community Services				**5,496**	
Other Property, Plant & Equipment					
Integrated Client Management System - ICMS	Various	77,961	76,311	**1,650**	
Disability Information System	Various	41,761	40,761	**1,000**	
Office Accommodation	Various			**3,089**	Ongoing
Other Acquisitions of Property, Plant and Equipment	Various			**5,660**	Ongoing
Other Information Systems	Various			**2,887**	Ongoing
Sub-total Other Property, Plant & Equipment				**14,286**	
Total Property, Plant and Equipment				**35,219**	
Capital Grants					
Community Services					
Redcliffe Community Hub	313	400		**400**	
Upper Ross Community Centre	312	1,800	160	**1,640**	
Moranbah Youth Centre	312	3,000		**3,000**	
Sub-total Community Services				**5,040**	
Child Safety Services					
Coen Safe Haven	315	550	200	**350**	
Coen Service Hub	315	900		**900**	

Capital Statement 2014-15 25

Communities, Child Safety and Disability Services Statistical Total Expenditure Budget Post Area Estimated to 2014-15 2014-15 Project Cost 30-06-14 $‘000 $‘000 $‘000 $‘000 Bamaga Child Safe House 315 456 456 Sub-total Child Safety Services 1,706 Disability Services Elderly Parent Carer Innovation Various 16,896 369 4,131 12,396 Trial Community Care Various 4,615 1,425 3,190 Supported Accommodation Various 8,493 859 1,634 6,000 Sub-total Disability Services 8,955 Total Capital Grants 15,701 TOTAL COMMUNITIES, CHILD SAFETY AND DISABILITY 35,219 SERVICES (PPE) TOTAL COMMUNITIES, CHILD SAFETY AND DISABILITY 15,701 SERVICES (CG) 26 Capital Statement 2014-15

EDUCATION, TRAINING AND EMPLOYMENT Total capital purchases for the Education, Training and Employment portfolio (including the Department of Education, Training and Employment and related entities) are $411.7 million in 2014-15. Total capital grants for the portfolio are $107.6 million in 2014-15. TAFE Queensland was established as a statutory body under the TAFE Queensland Act 2013 on 1 July 2013. On 1 July 2014: • TAFE Institutes and associated corporate functions will transfer from the Department of Education, Training and Employment to the TAFE Queensland statutory body • Ownership of the state’s training infrastructure and equipment will transfer to the Queensland Assets TAFE Management Authority (QTAMA), a new specialist commercial asset manager. Department of Education, Training and Employment Education The 2014-15 capital works program provides capital purchases of $353 million towards the construction and refurbishment of educational facilities, kindergarten services, as well as to complete financially committed TAFE projects. Capital works planning targets Government priorities and needs through consideration of population growth and shifts, changes in educational needs and addressing high priority needs such as student and staff health and safety. Program Highlights (Property, Plant and Equipment) • $59.3 million for the 2014-15 allocation to the $1.380 billion Queensland Schools Public Private Partnerships project for 10 new schools in South East Queensland. • $117.7 million to commence construction for the new secondary school at Highfields, undertake new stages for four recently-opened schools, and to provide additional classrooms at existing schools in growth areas throughout the State. • $93.8 million to continue preparations to introduce Year 7 as the first year of secondary schooling from 2015 under the Flying Start initiative. • $24.4 million to commence delivery of Round 5 of the Australian Government Trades Skills Centres Program. Capital Statement 2014-15 27

- $20.8 million to replace and enhance facilities at existing schools.
- $11.1 million to complete delivery of the Building Our Future Schools initiative on school sites at Cairns SHS, Centenery SHS, Gladstone SHS, Gympie SHS, Helensvale SHS, Kingaroy SHS, Kelvin Grove State College, Mansfield SHS, Woodridge SHS, Pimlico SHS, Tamborine Mountain SHS, Wavell SHS, Warwick SHS and Bundaberg SHS.
- $4.7 million to complete committed projects at Southport Campus of the Gold Coast Institute of TAFE and Pimlico Campus of the Barrier Reef Institute of TAFE.
- $7.7 million to commence refurbishment of existing Early Childhood Education and Care facilities.
- $0.72 million to complete the construction of kindergarten facilities at Undurba SS.

Education, Training and Employment[1,2,3,4,5,6]					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
DEPARTMENT OF EDUCATION, TRAINING AND EMPLOYMENT					
KEY TO ABBREVIATIONS					
ECDP - Early Childhood Development Program					
PPP - Public Private Partnerships					
Property, Plant and Equipment					
Education					
Benowa State High School - Additional Accommodation	309	7,023	4,310	**2,713**	
Bounty Boulevard State School - Additional Accommodation	314	5,000		**2,000**	3,000
Bremer State High School - Additional Accommodation	310	3,274	2,747	**527**	
Brisbane Bayside State College - Additional Accommodation	301	4,554	1,847	**2,707**	
Brisbane State High School - Redevelopment and Additional Accommodation	303	49,904	4,023	**35,483**	10,398
Bulimba State School - Additional Accommodation	301	4,000		**500**	3,500

28 Capital Statement 2014-15

Education, Training and Employment[1,2,3,4,5,6]					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Bundaberg State High School - Refurbishment Works	319	2,133	206	**1,626**	301
Caboolture East State School - Rectify ECDP	313	5,274	350	**4,924**	
Caboolture Special School - Additional Accommodation	313	1,137	543	**594**	
Cairns State High School - Additional Accommodation	306	5,145	3,129	**2,016**	
Cavendish Road State High School - Additional Accommodation	303	5,990	3,729	**2,261**	
Centenary Heights State High School - Additional Accommodation	307	4,864	1,909	**2,955**	
Centenary State High School - New Accommodation	304	2,024	1,419	**605**	
Chancellor State College - Additional Accommodation	316	2,427	1,785	**642**	
Corinda State High School - Additional Accommodation	304	6,550	3,069	**3,481**	
Currumbin Valley State School - Additional Accommodation	309	2,890	29	**500**	2,361
Dalby State High School - New Accommodation	307	1,556	183	**1,373**	
Darling Heights State School - Additional Accommodation	307	2,181	124	**2,057**	
Gladstone State High School - Additional Accommodation	308	6,552	3,548	**3,004**	
Gumdale Estate School - Additional Accommodation	301	4,000		**1,000**	3,000
Helensvale State High School - Additional Accommodation	309	7,198	4,131	**3,067**	
Hervey Bay State High School - Additional Accommodation	319	13,891	3,863	**10,028**	
Indooroopilly State High School - Additional Accommodation	304	4,278	2,725	**1,553**	
Ipswich West Special School - Additional Accommodation	310	2,106	1,091	**1,015**	
Ironside State School - Additional Accommodation	304	4,000	6	**497**	3,497

Capital Statement 2014-15 29

Education, Training and Employment[1,2,3,4,5,6]					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
James Nash State High School - Additional Accommodation	319	2,735	2,345	**390**	
Kedron State High School - Additional Accommodation	302	3,510	1,446	**2,064**	
Kelvin Grove State College - Additional Accommodation	305	10,369	5,778	**4,591**	
Kenmore State High School - Additional Accommodation	304	7,540	3,947	**3,593**	
Kingaroy State High School - Additional Accommodation	319	6,314	4,310	**2,004**	
Kirwan State High School - Replacement Of Air Conditioning - Stage 2	318	1,600	738	**862**	
Kirwan State High School - Additional Accommodation	318	8,830	4,575	**4,255**	
MacGregor State School - Replacement Accommodation	303	6,845	429	**856**	5,560
Mackay Northern Beaches State High School - Stage 2	312	11,981	3,479	**8,502**	
Mango Hill State School - Additional Accommodation	314	1,443	65	**1,378**	
Mansfield State High School - Additional Accommodation	303	7,175	3,988	**3,187**	
Meridan State College - Stage 6	316	4,157	1,893	**2,264**	
Mirani State High School - Additional Accommodation	312	6,745	2,356	**4,389**	
Morayfield State High School - Additional Accommodation	313	5,347	2,163	**3,184**	
Mount Gravatt State High School - Additional Accommodation	303	2,389	1,838	**551**	
Narangba Valley State High School - Additional Accommodation	313	5,725		**5,725**	
Noosa District State High School - Pomona Campus - Additional Accommodation	316	4,015	650	**3,365**	
Nursery Road State Special School - Early Childhood Development Program - Rectify ECDP	303	1,396	495	**901**	

30 Capital Statement 2014-15

Education, Training and Employment[1,2,3,4,5,6]					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Paluma Environmental Education Centre - Enhancement of Facility	318	1,873	488	**1,385**	
Peregian Springs State School - Additional Accommodation	316	4,800	700	**4,100**	
Pimlico State High School - Additional Accommodation	318	3,921	2,531	**1,390**	
Pimpama State Secondary College - Stage 2	309	14,250	2,424	**11,826**	
Proserpine State High School - Additional Accommodation	312	3,512	2,660	**852**	
Redbank Plains State High School - Additional Accommodation	310	4,690	2,834	**1,856**	
Redcliffe State High School - Additional Accommodation	313	3,873	649	**3,224**	
Springfield Central State High School - Stage 3	310	1,900		**1,900**	
Tamborine Mountain State High School - Additional Accommodation	309	2,033	1,153	**880**	
Toowoomba State High School - Wilsonton Campus - Additional Accommodation	317	2,422	639	**1,783**	
Trinity Bay State High School - Additional Accommodation	306	5,191	4,381	**810**	
Varsity College - Junior Campus - Additional Accommodation	309	6,975	1,060	**5,915**	
Victoria Point State High School - Additional Accommodation	301	2,103	1,548	**555**	
Warwick State High School - Additional Accommodation	307	6,690	1,905	**4,785**	
Wavell State High School - Additional Accommodation	302	7,446	4,730	**2,716**	
William Ross State High School - Additional Accommodation	318	2,466	394	**2,072**	
Woodridge State High School - Additional Accommodation	311	4,433	2,271	**2,162**	
Woodridge State School - Additional Accommodation	311	563	311	**252**	
Woombye State School - Replacement Classrooms	316	2,000		**2,000**	

Capital Statement 2014-15 31

Education, Training and Employment[1,2,3,4,5,6]					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
New Secondary School - Highfields State High School	317	26,700	3,678	**23,022**	
Queensland Schools PPP	Various	227,813	4,500	**59,256**	164,057
Schools Subsidy Scheme	Various			**5,952**	Ongoing
General and Minor Works	Various			**33,111**	Ongoing
Land Acquisition	Various			**900**	Ongoing
Additional Building Our Future Schools Projects	Various	1,543	1,287	**256**	
Additional Year 7 Transition Projects	Various	11,754	10,921	**833**	
Trades Skills Centres	Various			**24,419**	Ongoing
Plant and Equipment	Various			**57,483**	Ongoing
Sub-total Education				**394,884**	
Training					
Barrier Reef Institute Of TAFE, Pimlico Campus - Redevelopment Level 1 Block D	318	2,265	1,995	**270**	
Gold Coast Institute Of TAFE, Southport Campus - Redevelopment	309	5,798	1,333	**4,465**	
Sub-total Training				**4,735**	
Early Childhood Education and Care					
Undurba State School - Kindergarten	313	1,091	376	**715**	
ECEC Renewal	Various			**7,696**	Ongoing
Child and Family Centres	Various	1,055	77	**978**	
General and Minor Works	Various			**1,481**	Ongoing
Sub-total Early Childhood Education and Care				**10,870**	
Total Property, Plant and Equipment				**410,489**	
Capital Grants					
Education					
Capital Grants	Various			**103,590**	Ongoing
Sub-total Education				**103,590**	

32 Capital Statement 2014-15

Education, Training and Employment1,2,3,4,5,6 Statistical Total Expenditure Budget Post Area Estimated to 2014-15 2014-15 Project Cost 30-06-14 $‘000 $‘000 $‘000 $‘000 Early Childhood Education and Care Capital Grants Various 3,989 Ongoing Sub-total Early Childhood Education and Care 3,989 Total Capital Grants 107,579 QUEENSLAND CURRICULUM AND ASSESSMENT AUTHORITY Property, Plant and Equipment EASeL—Enrolments and 303 1,612 737 800 75 Achievements for Senior Learners Software Other Plant & Equipment 303 381 Ongoing Total Property, Plant and Equipment 1,181 TOTAL EDUCATION, TRAINING AND EMPLOYMENT (PPE) 411,670 TOTAL EDUCATION, TRAINING AND EMPLOYMENT (CG) 107,579 Notes: 1. Education capital grants are distributed by non-state entities throughout Queensland’s statistical areas. 2. Project budgets listed in the table in some cases are indicative and are subject to refinement as projects are further developed. 3. Projects contained in the table have been included on the basis of projected enrolments. If projected enrolments do not eventuate, then listed projects may be deferred or stopped, or new projects added during the course of the financial year. 4. The amounts quoted in the above table reflect the estimated portion of project costs that will be capitalised. 5. The Australian Government may also contribute funding for these projects. 6. Funds allocated to Trades Skills Centres projects are indicative and subject to Australian Government review and approval. Capital Statement 2014-15 33

ELECTORAL COMMISSION OF QUEENSLAND An amount of $0.65 million has been allocated in 2014-15 to finalise the Commission’s ICT disaster recovery facility and prepare core election IT systems in readiness for the next State general election. A further $0.08 million has been allocated for the ongoing replacement of plant and equipment. Electoral Commission of Queensland Statistical Total Expenditure Budget Post Area Estimated to 2014-15 2014-15 Project Cost 30-06-14 $‘000 $‘000 $‘000 $‘000 ELECTORAL COMMISSION OF QUEENSLAND Property, Plant and Equipment ICT disaster recovery facility and 305 1,529 803 726 other initiatives Total Property, Plant and Equipment 726 TOTAL ELECTORAL COMMISSION OF QUEENSLAND (PPE) 726 34 Capital Statement 2014-15

ENERGY AND WATER SUPPLY The Energy and Water Supply portfolio includes the Department of Energy and Water Supply, statutory bodies reporting to the Minister for Energy and Water Supply, and energy and water supply Government-owned corporations. The portfolio capital program for 2014-15 is $2.989 billion for capital purchases and $6 million for capital grants. The capital works program supports the Government’s commitment to deliver cost effective, safe, secure and reliable energy and water supply. Department of Energy and Water Supply The Department of Energy and Water Supply (DEWS) is responsible for the oversight of Queensland’s energy and water industries to ensure these essential services are provided to Queensland consumers in a safe, efficient and reliable way. The capital program of $9.6 million includes $6 million to continue the state-wide dam spillway upgrade program, $1.5 million relating to upgrades on non-commercial water assets and $2 million to be invested for the finalisation of work associated with the Water Industry Asset Management system which supports the regulation of referable dams, drinking water quality and recycled water. CS Energy Limited Capital purchases of $105.2 million are planned for 2014-15. This reflects the continued commitment to ongoing reliability and efficiency of generation plant at its Queensland power station sites. Program Highlights (Property, Plant and Equipment) • $34.7 million for construction of the Kogan Creek Solar Boost Project. • $29.5 million for improvements to the Callide power stations including $15.5 million for overhaul work. • $24.2 million for improvements to the Kogan Creek power station including $16.2 million for overhaul work. • $10.1 million for improvements to the Wivenhoe power station including $5.2 million for overhaul work. • $3.8 million for Kogan Creek mine projects including $2 million for the Eastern pit developments. • $2.9 million for corporate capital costs primarily for information communication and technology projects. Capital Statement 2014-15 35

Stanwell Corporation Limited Stanwell Corporation’s planned capital purchases for 2014-15 are $236.8 million, which primarily relates to maintaining operations at the various Queensland power station sites. Program Highlights (Property, Plant and Equipment) • $79.1 million for Tarong Power Station projects including $45.8 million for two major overhauls on Units 2 and 3 as a result of early return to service for Unit 2 and $15.1 million for the Black Creek Diversion project. • $63 million for Meandu Mine projects including $42.2 million for the replacement of mine fleet equipment and $9.3 million for mine exploration and development. • $38 million for Stanwell Power Station projects including $23.4 million for the major overhaul of Unit 4. • $27.8 million for other corporate capital outlays including $14 million for Information and Business Services projects and $5.8 million for Fuel Strategy projects. • $20.9 million for Mica Creek Power Station projects including $6.5 million for the A6 overhaul and $12.3 million for other sustaining projects. • $6 million for Tarong North Power Station other sustaining projects. • $1.4 million for Stanwell’s Hydro Power Stations including $0.92 million for Kareeya Power Station. • $0.66 million for Swanbank Power Station other sustaining projects. Energex Limited Energex has a capital program of $878.4 million as part of its commitment to providing a safe, secure and highly reliable, cost effective electricity delivery to its customers. The capital program aims to improve and reinforce electricity supplies across South East Queensland, especially to meet peak electricity demand periods, and to support the increased use of residential solar power and lifestyle enhancing appliances, such as air conditioners and flat screen televisions. Included in the program is: • Electricity upgrades to support commercial infrastructure expansion in regions including Brisbane, Ipswich, Logan, Redlands and the Gold and Sunshine Coasts 36 Capital Statement 2014-15

• Important electricity upgrades in growing areas in Brisbane’s northern, southern and western gateways and to improve and reinforce electricity supply across South East Queensland. The regulated electricity capital expenditure program for 2014-15 is $820.1 million. This comprises $434.2 million on the sub transmission system, and $385.9 million on the distribution network, including customer-funded capital projects. A further $58.3 million is allocated for non-system and unregulated capital programs including vehicles, building, ICT software and hardware. The capital expenditure program is subject to ongoing review to ensure it represents a prudent and efficient program to meet customer and demand forecasts and is subject to change. Program Highlights (Property, Plant and Equipment) The capital works program for 2014-15 will contribute to the improved level of reliability of electricity distribution and includes the following projects: • $6 million to continue the development of a new electricity substation at Kelvin Grove to increase network capacity and improve reliability. The total estimated cost of the project is $59.4 million • $9.2 million to continue the redevelopment of the Victoria Park substation at Herston to increase network capacity. The total estimated cost of the project is $59 million • $12.9 million for the establishment of a new substation at Fisherman’s Island at the Port of Brisbane to increase network capacity and improve reliability. The total estimated cost of the project is $17.1 million • $9.8 million to build a new zone substation at Coorparoo to increase network capacity and improve reliability. The total estimated cost of the project is $14.6 million • $6.9 million to redevelop the existing Archerfield substation to increase network capacity and improve reliability. The total estimated cost of the project is $10.7 million • $19.7 million to establish a high voltage sub-transmission in the Logan Scenic Rim area to increase network capacity and improve reliability. The total estimated cost of the project is $64.2 million • $1.1 million to continue the upgrade of the existing Staplyton substation to increase network capacity and improve reliability. The total estimated cost of the project is $8.1 million Capital Statement 2014-15 37

• $1.9 million to continue the upgrade of the Lockrose substation to increase network capacity and improve reliability. The total estimated cost of the project is $10.7 million • $13.7 million to establish a new electricity substation at Birtinya to increase network capacity and improve reliability. The total estimated cost of the project is $23.7 million • $11.3 million to continue work on the multi-stage SunCoast sub-transmission powerline project to increase network capacity and improve reliability. The total estimated cost of the project is $84.7 million • $1.1 million to upgrade the existing Gympie North substation to increase network capacity and improve reliability. The total estimated cost of the project is $4.5 million. Ergon Energy Corporation Limited Ergon Energy Corporation Limited’s capital expenditure for 2014-15 of $1 billion includes prudent investments primarily related to providing a safe and reliable electricity supply. To ensure that supply remains both cost effective and dependable for customers, Ergon will continue to focus on efficiencies, asset management, network capability and working with domestic and commercial customers to help them better manage their electricity usage and therefore their electricity costs. Program Highlights (Property, Plant and Equipment) • $5.9 million for the $15.4 million project for refurbishing the Woodstock substation. • $5.8 million for the $24.5 million project for reinforcing supply at Bundaberg (Avoca). • $4.7 million for the $11.4 million project for augmenting and reinforcing supply in South Toowoomba. • $4 million for the $10.9 million project for augmenting and reinforcing supply in Chinchilla. Powerlink Queensland Powerlink Queensland is the high voltage electricity transmission entity for Queensland. Powerlink’s budgeted capital expenditure for 2014-15 is $522.9 million. Program Highlights (Property, Plant and Equipment) • $3.5 million has been provided in 2014-15 for the replacement of assets at Mackay Substation, due for completion in 2017. The replacement of aged 38 Capital Statement 2014-15 substation assets ensures the ongoing reliable supply of high voltage electricity in this region. • $4.6 million has been provided in 2014-15 to replace assets at Moura Substation (switchyard), due for completion in 2016. The replacement of aged substation assets ensures the ongoing reliable supply of high voltage electricity in this region. • $3.2 million has been provided in 2014-15 to complete works to replace the Gladstone 275kV and 132kV Substations on a new site near existing assets. The project will maintain a reliable supply of high voltage electricity to the Gladstone area and is due for completion in 2014. • $5.9 million has been provided in 2014-15 to undertake secondary systems replacement works at Ross Substation in North Queensland. The project is due for completion in 2017. SunWater Limited SunWater’s capital purchases are $78.9 million for 2014-15. Program Highlights (Property, Plant and Equipment) • $28.7 million for the feasibility study into the Woleebee Creek to Glebe Weir Pipeline project, which will improve the reliability and availability of water to irrigators and industry in the Dawson Valley Water Supply Scheme. • $10.2 million for the feasibility study into the Moranbah to Lake Vermont project, comprising of the augmentation to the Eungella Water Pipeline Southern Extension. • $16.1 million for the refurbishment and enhancement of operating assets including safety enhancements, upgrades of switchboards to new standard and planned maintenance activities. • $3.8 million for minor works including plant and equipment, software development and hardware upgrades. Gladstone Area Water Board Asset renewals are concentrated around the Board’s two major assets and the replacement and renewal of major electrical infrastructure at Awoonga Dam and Gladstone Water Treatment Plant. When replaced, these investments will lead to increased reliability and efficiency at both sites. Capital Statement 2014-15 39

Program Highlights (Property, Plant and Equipment) • $2.5 million for a replacement Enterprise Resource Planning solution with implementation expected to occur in July 2015. • $2.8 million for the replacement of life expired electrical systems at Awoonga Dam. • $2 million for the replacement and enhancement of electrical switches and associated works at Gladstone Water Treatment Plant. • $15.1 million for works to upgrade the spillway capacity at Awoonga Dam. Mount Isa Water Board Total capital expenditure for the Mount Isa Water Board for 2014-15 is budgeted at $7.5 million. The majority of projects are expected to be completed within the financial year. Program Highlights (Property, Plant and Equipment) • $4 million to complete the upgrade and replacement of the Lake Moondarra Pipeline—Stage 2. • $0.87 million to construct and operate a water quality laboratory to provide more timely quality water testing information at a reduced cost. • $0.45 million to replace the stairway to the pump well at the Fred Haigh Pump station. • $0.43 million to reline the north tank at Mount Isa Terminal Reservoir to mitigate water losses with an impermeable membrane. Queensland Bulk Water Supply Authority Total capital purchases of $122.4 million in 2014-15 include expenditure on water infrastructure and non infrastructure assets. Program Highlights (Property, Plant and Equipment) • $2 million from a total budget of $6.6 million to undertake renewals and compliance works at Capalaba Water Treatment Plant. • $1.9 million from a total budget of $3.2 million as a staged measure to upgrade Molendinar Water Treatment Plant. • $3.1 million from a total budget of $5.4 million as a staged measure to meet compliance requirements at Moogerah Dam. 40 Capital Statement 2014-15

- $1 million from a total budget of $57.7 million to undertake investigations to ensure that Lake MacDonald Dam will continue to meet compliance requirements.

Energy and Water Supply					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
DEPARTMENT OF ENERGY AND WATER SUPPLY					
Property, Plant and Equipment					
Non-Commercial Water Assets	Various	3,373	873	**1,500**	1,000
Water Industry Asset Management System	305	2,222	200	**2,022**	
Plant and Equipment	305			**64**	Ongoing
Total Property, Plant and Equipment				**3,586**	
Capital Grants					
Dam Spillway Upgrades	312	40,994	34,994	**6,000**	
Total Capital Grants				**6,000**	
CS ENERGY LIMITED					
Property, Plant and Equipment					
Kogan Creek Solar Boost Project	307	127,237	74,527	**34,646**	18,064
Wivenhoe Power Station	310	10,122		**10,122**	
Corporate	305	2,881		**2,881**	
Callide Power Station	308	29,545		**29,545**	
Kogan Creek Power Station	307	24,248		**24,248**	
Kogan Creek Mine	307	3,771		**3,771**	
Total Property, Plant and Equipment				**105,213**	
STANWELL CORPORATION LIMITED					
Property, Plant and Equipment					
Barron Gorge Power Station					
Barron Gorge Power Station Minor Works	306			**505**	Ongoing
Kareeya Power Station					
Kareeya Power Station Minor Works	306			**915**	Ongoing

Capital Statement 2014-15 41

Energy and Water Supply					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Meandu Mine					
Coal Handling Processing Plant Replacements and Upgrades	319			**1,681**	Ongoing
Mine Exploration and Development	319			**9,345**	Ongoing
Mine Fleet Equipment Replacement	319			**42,152**	Ongoing
Other Sustaining Projects	319			**7,907**	Ongoing
Rehabilitation	319			**1,881**	Ongoing
Mica Creek Power Station					
Other Sustaining Projects	315			**12,341**	Ongoing
Overhauls	315			**6,520**	Ongoing
Rehabilitation	315			**2,008**	Ongoing
Stanwell Power Station					
Ash Storage Area Management Plan	308			**247**	Ongoing
Control System Upgrade	308			**2,037**	Ongoing
Other Sustaining Projects	308			**5,766**	Ongoing
Overhauls	308			**26,277**	Ongoing
Unit Cooling Water Mid Life Condenser Retube	308			**3,640**	Ongoing
Swanbank Power Station					
Other Sustaining Projects	310			**663**	Ongoing
Tarong Power Station					
Black Creek Diversion	319	26,665	11,554	**15,061**	50
Other Sustaining Projects	319			**18,193**	Ongoing
Overhauls	319			**45,801**	Ongoing
Tarong North Power Station					
Other Sustaining Projects	319			**6,022**	Ongoing
Other Capital Projects					
Energy Trading & Commercial Strategy	Various			**1,500**	Ongoing
Fuel Strategy	Various			**5,841**	Ongoing
Hardware and Software Upgrades	Various			**3,669**	Ongoing
Information, Communication & Technology Other Capital Projects	Various			**14,000**	Ongoing
Other Capital Projects	Various			**2,828**	Ongoing
Total Property, Plant and Equipment				**236,800**	

42 Capital Statement 2014-15

Energy and Water Supply					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
ENERGEX LIMITED					
Property, Plant and Equipment					
Unregulated					
Metering Dynamics	305			**3,950**	Ongoing
Other Generations	305			**250**	Ongoing
Non System					
Property Buildings	Various			**14,236**	Ongoing
Capital ICT - Software and Hardware	305			**2,423**	Ongoing
Fleet	305			**37,440**	Ongoing
Distribution augmentation					
Distribution Augmentation - Brisbane	Various	234,319		**234,319**	
Distribution Augmentation - Ipswich	310	20,340		**20,340**	
Distribution Augmentation - Wide Bay Burnett	319	5,265		**5,265**	
Distribution Augmentation - Gold Coast	309	43,451		**43,451**	
Distribution Augmentation - Sunshine Coast	316	47,382		**47,382**	
ACS Distribution					
Alternative Control Services Distribution - Brisbane	Various	31,292		**31,292**	
Alternative Control Services Distribution - Ipswich	310	836		**836**	
Alternative Control Services Distribution - Wide Bay Burnett	319	101		**101**	
Alternative Control Services Distribution - Gold Coast	309	1,962		**1,962**	
Alternative Control Services Distribution - Sunshine Coast	316	909		**909**	
Sub Transmission program					
Sub Transmission - Brisbane	Various	766,754	406,740	**196,796**	163,218
Kelvin Grove - Establish 110./11kV Zone Substation	305	59,392	47,602	**5,983**	5,807
Victoria Park - substation augmentation works - Convert to 110/11kV with 2 x 60MVA Transformers	305	58,959	39,324	**9,213**	10,422

Capital Statement 2014-15 43

Energy and Water Supply					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Whinstanes - Establish 33/11kV Substation	302	14,716	13,627	**55**	1,034
Rocklea - Replace 11kV Circuit Breakers and 33kV Relays	303	10,729	9,070	**510**	1,149
Fisherman Island - establish a 33/11kV Substation at the Fisherman Island Bulk Supply Substation site	302	17,142	1,999	**12,949**	2,194
Nudgee to Hendra - Replace 33kV Feeders	303	12,624	761	**5,514**	6,349
Coorparoo - Replace 2 x 33/11 kV Transformers and 11 kV Switchboard	303	14,646	3,440	**9,770**	1,436
Replace 11kV Oil Circuit Breakers at various locations	302	13,783	3,371	**9,504**	908
Establishment of Multi Protocol Label Switching Network - stage 3	302	10,369	2,111	**7,759**	499
Archerfield - Replace 11kV Circuit Breakers	303	10,741	2,797	**6,866**	1,078
Sub Transmission - Gold Coast	309	130,360	74,783	**39,260**	16,317
Establish a second 110Kv Feeder between Powerlink Bulk Substation at Loganlea and Energex Bulk Supply Substation at Jimboomba	311	64,201	14,092	**19,678**	30,431
Stapylton - Upgrade 33/11kV Zone Substation with 2nd Module	311	8,137	4,689	**1,136**	2,312
Beenleigh - Replace 2 x 33/11kV transformers & related 110kV plant within substation	311	9,224	7,990	**797**	437
Establish fibre optic cable link between Jimboomba & Beaudesert substations	311	2,708	332	**1,925**	451
Sub Transmission - West Moreton	319	49,676	21,948	**21,813**	5,915
Springfield Central - Establish 33/11kV Zone Substation	310	51,668	35,195	**993**	15,480
Lockrose - Upgrade 110/33kV Bulk Supply Substation	310	10,738	8,262	**1,877**	599
Sub Transmission - Wide Bay Burnett	319	21,633	2,000	**4,711**	14,922

44 Capital Statement 2014-15

Energy and Water Supply					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Gympie North - Install 2nd 33/11kV Module at substation	319	4,458	2,978	**1,111**	369
Sub Transmission - Sunshine Coast	316	73,185	21,329	**50,919**	937
Birtinya - 132/11kV Zone Substation	316	23,654	3,896	**13,720**	6,038
132KV Dual Circuit Palmwoods - West Maroochydore	316	84,723	3,437	**11,343**	69,943
Total Property, Plant and Equipment				**878,358**	

ERGON ENERGY CORPORATION LIMITED

Property, Plant and Equipment					
Regulated Capital Work					
Regulated Network Initiated Capital Work					
Refurbish Woodstock 66/11kV Substation	318	15,392	9,334	**5,932**	126
Reinforce Supply to Bundaberg (Avoca)	319	24,506	14,830	**5,780**	3,896
Augmentation South Toowoomba	317	11,368	4,468	**4,740**	2,160
Redevelop Chinchilla Bulk Supply Point	307	10,882	6,599	**4,000**	283
Refurbish Pioneer Substation	312	3,298	285	**3,000**	13
Collinsville Substation Upgrade	312	2,469	469	**2,000**	
Reinforce Supply to Planella Zone Substation	312	7,609	3,174	**2,000**	2,435
Reinforce Warwick supply	307	13,014	9,394	**2,000**	1,620
Construct new Ballandean 33/11 kV Line	307	7,040	4,956	**1,694**	390
Parkhurst augmentation substaion project	308	11,864	10,298	**1,566**	
Refurbish Bundaberg Substation	319	1,697	431	**1,000**	266
Replace Childers to Givelda Line	319	2,062	594	**969**	499
Reinforce Supply to Owanyilla (South Maryborough)	319	2,507	1,561	**900**	46
Black River Substation upgrade	318	9,332	8,081	**900**	351
Cairns, Hartley St zone substation upgrade	306	4,097	3,162	**900**	35

Capital Statement 2014-15 45

Energy and Water Supply					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Other Regulated Network Initiated Capital Work	Various			**480,460**	Ongoing
Sub-total Regulated Network Initiated Capital Work				**517,841**	
Other Regulated Customer Initiated Customer Work	Various			**229,293**	Ongoing
Regulated Non System Capex	Various			**148,660**	Ongoing
Other Capex					
Generation	Various			**31,250**	Ongoing
Unregulated Capex	Various			**10,000**	Ongoing
Sparq consolidation Capex	Various			**63,237**	Ongoing
Sub-total Other Capex				**104,487**	
Total Property, Plant and Equipment				**1,000,281**	
POWERLINK QUEENSLAND					
Property, Plant and Equipment					
Mackay Substation Replacement	312	32,300	1,603	**3,500**	27,197
Swanbank B 275kV Substation Replacement	310	57,900	49,300	**8,600**	
Ross Secondary System Replacement	318	27,000	6,248	**5,900**	14,852
Nebo 275kV/132kV No.2 Transformer Replacement	312	20,500	17,300	**3,200**	
Blackwall - Secondary Systems Replacement	310	26,200	7,481	**7,900**	10,819
South West Queensland Augmentation	Various	190,000	189,300	**700**	
Bulli Creek - Secondary System Replacement	317	22,300	21,200	**1,100**	
Moura Switchyard Replacement	308	24,500	667	**4,600**	19,233
Bouldercombe Secondary Systems Replacement	308	20,600	20,200	**400**	
Gladstone Substation Replacement	308	164,000	127,353	**3,200**	33,447
Braemar - Secondary System Replacement	307	22,400	17,800	**4,600**	
Collinsville 132kV Substation Replacement	312	33,700	32,300	**1,400**	
Nebo Primary Plant Replacement	312	22,500	697	**5,300**	16,503

46 Capital Statement 2014-15

Energy and Water Supply					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Total Non-Prescribed Transmission Network Connections	Various			**292,200**	Ongoing
Total Other Projects	Various			**180,323**	Ongoing
Total Property, Plant and Equipment				**522,923**	
SUNWATER LIMITED					
Property, Plant and Equipment					
Awoonga Callide Pipeline	312			**3,284**	Ongoing
Bowen Broken Water Supply Scheme	312			**1,952**	Ongoing
Blackwater Pipeline	308			**1,242**	Ongoing
Collinsville Pipeline	312			**928**	Ongoing
Emerald Irrigation System	308			**618**	Ongoing
Nogoa Water Supply Scheme	308			**465**	Ongoing
Burdekin Irrigation System	318			**427**	Ongoing
Mareeba Irrigation System	306			**396**	Ongoing
Three Moon Water Supply Scheme	319			**384**	Ongoing
Bundaberg Water Supply Scheme	319			**274**	Ongoing
Other Schemes	305			**19,115**	Ongoing
Minor Works	305			**1,934**	Ongoing
Burnett Water	319			**3,315**	Ongoing
Eungella Water	312			**427**	Ongoing
Software Development and Hardware	305			**368**	Ongoing
Plant & Equipment	305			**1,539**	Ongoing
North West Water	315			**457**	Ongoing
Woleebee Post Commissioning	307			**28,654**	Ongoing
Burdekin-Moranbah Pipeline Augmentation	312			**1,100**	Ongoing
Kenya - Chinchilla	307			**832**	Ongoing
Moranbah to Lake Vermont	312			**10,190**	Ongoing
Lower Fitzroy River Infrastructure Project	308			**1,011**	Ongoing
Total Property, Plant and Equipment				**78,912**	
GLADSTONE AREA WATER BOARD					
Property, Plant and Equipment					
ICT Replacement Project	308	2,835	232	**2,500**	103

Capital Statement 2014-15 47

Energy and Water Supply					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Awoonga Dam electrical replacements	308	3,830		**2,796**	1,034
Gladstone Water Treatment Plant electrical replacements	308	4,937		**2,010**	2,927
Awoonga Dam spillway capacity	308	15,091		**15,091**	
Source projects	308	5,054		**2,679**	2,375
Delivery projects	308	28,425		**4,014**	24,411
Treatment projects	308	3,862		**2,231**	1,631
Corporate projects	308	2,447	75	**1,245**	1,127
Total Property, Plant and Equipment				**32,566**	

MOUNT ISA WATER BOARD

Property, Plant and Equipment					
Lake Julius Power Pole Replacement	315	3,364	1,664	**200**	1,500
Mount Isa Water Board water quality laboratory + equipment	315	1,127	127	**800**	200
Control Systems Upgrade Stage 2	315	690	170	**270**	250
Moondarra Pipeline UPgrade Stage 2B - Lake Moondarra	315	9,057	5,057	**4,000**	
Replace Lake Moondarra Deep Well Pump Station old distribution board	315	400		**400**	
Fred Haigh Pump Station replacement stairway to pumpwell	315	450		**450**	
Lining Mount Isa Terminal Reservoir north tank	315	1,053	628	**425**	
Automation of Chlorine dosing at Mount Isa Terminal Reservoir	315	100		**100**	
Minor Works Capital Programs	315	870		**870**	
Total Property, Plant and Equipment				**7,515**	

QUEENSLAND BULK WATER SUPPLY AUTHORITY

Property, Plant and Equipment					
Lake MacDonald Dam compliance	316	57,744	1,744	**1,000**	55,000
Maroon Dam upgrade - stage 1	311	13,410	4,710	**8,700**	
Moogeragh Dam upgrade - stage 1	310	5,364	2,264	**3,100**	

48 Capital Statement 2014-15

Energy and Water Supply					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Capalaba Water Treatment Plant upgrade	301	6,644	2,820	**1,969**	1,855
Image Flat Water Treatment Plant upgrade	316	8,266	4,327	**3,939**	
Greenhill Reservoir refurbishment	304	3,951	3,351	**600**	
North Pine Water Treatment Plant upgrade	314	18,838	6,745	**10,693**	1,400
Molendinar Water Treatment Plant upgrade	309	3,176	1,243	**1,933**	
Lowood Water Treatment Plant upgrade	310	18,514	441	**874**	17,199
Holts/Camerons Hills Chlorine Control Building	310	4,895	1,395	**1,500**	2,000
Mount Crosby Water Treatment Plant upgrade	310	90,052	5,400	**5,432**	79,220
New Water Treatment Plant Canungra	310	9,880		**3,500**	6,380
Other infrastructure capital expenditure	Various	52,789		**52,789**	
Other non-infrastrucuture capital expenditure	Various	1,150		**1,150**	
Information Technology hardware and software	Various	4,248		**4,248**	
Building	Various	3,100		**3,100**	
Fleet	Various	1,705		**1,705**	
Land and Easements	Various	16,212		**16,212**	
Total Property, Plant and Equipment				**122,444**	

TOTAL ENERGY AND WATER SUPPLY (PPE)	**2,988,598**
TOTAL ENERGY AND WATER SUPPLY (CG)	**6,000**

Capital Statement 2014-15 49

ENVIRONMENT AND HERITAGE PROTECTION The total capital purchases for the Department of Environment and Heritage Protection for 2014-15 are $29.9 million. Of this amount, $26.7 million is for land acquisitions. The capital purchases demonstrate the department’s commitment to delivering strong environmental management and regulation by supporting the State’s sustainable long-term economic development; and identifying and conserving the State’s built heritage places. The 2014-15 capital purchases contribute to the protection of the State’s natural environment through continuing the department’s sustainable land acquisition activities. The capital purchases also support the department’s renewal and reform agenda through significant investment in systems development to deliver efficiencies and savings. Program Highlights (Property, Plant and Equipment) • $15 million in 2014-15 to increase available koala habitat through the acquisition of suitable land under the Investing to Protect Our Koalas election commitment. • $11.8 million in 2014-15 for protected area land acquisitions under the Investing in Our Environment election commitment. • $2.2 million in 2014-15 of a total $4.7 million over three years for the Compliance Renewal Program which will deliver integrated and cost-effective services across the department and improve services to Queensland industry and the general public by offering easy to access on-line and app led customer interfaces. • $0.6 million in 2014-15 for system development and enhancements to systems such as the Living Heritage Data system. 50 Capital Statement 2014-15

Environment and Heritage Protection Statistical Total Expenditure Budget Post Area Estimated to 2014-15 2014-15 Project Cost 30-06-14 $‘000 $‘000 $‘000 $‘000 DEPARTMENT OF ENVIRONMENT AND HERITAGE PROTECTION Property, Plant and Equipment Land Acquisitions Investing to Protect Our Koalas Various 19,393 4,422 14,971 Environment for the Future Land Various 16,858 5,105 11,753 Acquisitions Minor Works Various 424 Ongoing Systems Compliance Renewal Program Various 4,647 1,038 2,150 1,459 Systems Development—Other Various 588 Ongoing Total Property, Plant and Equipment 29,886 TOTAL ENVIRONMENT AND HERITAGE PROTECTION (PPE) 29,886 Capital Statement 2014-15 51

QUEENSLAND FIRE AND EMERGENCY SERVICES

Most new and ongoing capital initiatives to support Queensland Fire and Emergency Services operational capability are now delivered by the Public Safety Business Agency.

Queensland Fire and Emergency Services continues to be responsible for delivering minor works and operational equipment.

In 2014-15, Queensland Fire and Emergency Services will invest $8.6 million in capital purchases and $0.78 million in capital grants.

Program Highlights (Property, Plant and Equipment)

- $4.4 million for operational equipment, including portable mass decontamination equipment, a gas detection system, replacement breathing apparatus refilling compressors at stations and replacement of large capacity servers, monitors and plan printers to support building fire safety services.
- $3.1 million for minor works.

Fire and Emergency Services					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
QUEENSLAND FIRE AND EMERGENCY SERVICES					
Property, Plant and Equipment					
Building/General Works					
Minor works	Various			3,080	Ongoing
Sub-total Building/General Works				3,080	
Other Plant and Equipment					
Operational equipment	Various			4,409	Ongoing
Information systems development	Various			1,120	Ongoing
Sub-total Other Plant and Equipment				5,529	
Total Property, Plant and Equipment				8,609	
Capital Grants					
State Emergency Service	Various			592	Ongoing

52 Capital Statement 2014-15

Fire and Emergency Services Statistical Total Expenditure Budget Post Area Estimated to 2014-15 2014-15 Project Cost 30-06-14 $‘000 $‘000 $‘000 $‘000 Rural fire brigades Various 185 Ongoing Total Capital Grants 777 TOTAL FIRE AND EMERGENCY SERVICES (PPE) 8,609 TOTAL FIRE AND EMERGENCY SERVICES (CG) 777 Capital Statement 2014-15 53

HEALTH The Queensland public healthcare system collectively known as ‘Queensland Health’ comprises the Department of Health and 16 independent Hospital and Health Services. The total capital purchases for the Health portfolio in 2014-15 including Queensland Health and the Council of the Queensland Institute of Medical Research are $1.559 billion and $1 million in capital grants. Queensland Health The Queensland Health capital investment program is an important input into the delivery of health services with outputs that underpin the provision of better services for patients and better healthcare in the community. This year’s capital statement will also include Queensland Ambulance Service (QAS). On 1 October 2013, QAS was structurally aligned with Queensland Health as recommended under the Police and Community Safety Review. This alignment improves the close linkages and working relationships between public hospitals and ambulance services. Queensland Health will continue capital purchases across a broad range of health infrastructure including hospitals, ambulance stations and vehicles, health technology, pathology, research and scientific services, mental health services, staff accommodation, and information and communication technology. Program Highlights (Property, Plant and Equipment) A number of major hospital and health facilities are planned for construction completion in 2014-15 including: • $224.5 million in 2014-15 to complete the construction of the Lady Cilento Children’s Hospital (LCCH). The LCCH is due to open in late 2014 and will provide a state-wide service including 359 public beds over 12 levels with all paediatric specialties in one location. An adjacent Centre for Children’s Health Research will be dedicated to researching child and adolescent health • $29.4 million to complete construction of the $408.3 million Mackay Base Hospital Redevelopment. On completion, the redevelopment will include emergency and outpatients departments, delivery suites and special care nursery, intensive care and coronary care unit, inpatient surgical and medical wards, renal support, dental services and a mental health facility • $13.6 million to complete construction of the $173.1 million Queensland and Australian Government funded Rockhampton Hospital Expansion • $21.3 million to complete construction of the $145.2 million Queensland and Australian Government funded Logan Hospital Expansion. On completion, the expansion will include an expanded emergency department, new rehabilitation 54 Capital Statement 2014-15 ward, elective surgery area, new paediatric ward, outpatient facilities and a cardiac catheter laboratory • $9.5 million to complete the Rural and Remote Infrastructure Rectification Works Program providing improvements and upgrades to health facilities in regional and remote areas • $27.7 million will be invested in enhancements to mental health services in 2014-15. Queensland Health is continuing the following projects: • $369.8 million to continue delivery of the Sunshine Coast Public University Hospital and its Skills, Academic and Research Centre as a Public Private Partnership, at a total estimated cost of $1.872 billion • $41.2 million in 2014-15 to continue the $334 million Queensland and Australian Government funded Townsville Hospital Expansion • $7.7 million to continue the $62.6 million Mount Isa Health Campus redevelopment • $81.4 million to continue construction of the $446.3 million Cairns Base Hospital Redevelopment. Queensland Health is investing $5 million in 2014-15 to commence Stage 2 of the Southern Queensland Centre of Excellence in Indigenous Primary Health Care at Inala, at a cost of $10.5 million. In 2014-15, $41.4 million will be invested in the Queensland Ambulance Service including: • $8.5 million to complete upgrades to ambulance facilities for replacement ambulance station and relief quarters at Pittsworth; the Russell Island ambulance station and residence replacement; the Injune ambulance station and residence redevelopment and the new Spring Hill complex and station redevelopment at a total cost of $12.7 million • $22 million to commission 155 new and replacement ambulance vehicles • $0.8 million to commence the Miriam Vale replacement ambulance station, Rainbow Beach new ambulance station, Thursday Island replacement ambulance station and Relief Accommodation and Birtinya new ambulance station at a total cost of $14.6 million. Capital Statement 2014-15 55

In 2014-15, $199.8 million will fund the provision of ICT equipment and software including: • $139.9 million will be invested in information and communication technology equipment to replace, upgrade and provide future capability to support the eHealth strategy, asset replacement program • $59.9 million will be invested in the continued state-wide roll out of eHealth clinical and administrative support systems including: integrated electronic Medical Records (ieMR) and delivering systems for results reporting, order entry, medications management, clinical notes and discharge summaries. Queensland Health will invest $81.8 million in 2014-15 to continue the $327 million four year Backlog Maintenance Remediation Program to address high priority and critical operational maintenance, life cycle replacements and upgrades. Hospital and Health Services $114.2 million has been allocated to Hospital and Health Services across Queensland for capital purchases and health technology equipment. From 1 July 2014, the Torres Strait—Northern Peninsula and Cape York Hospital and Health Services will join to become the Torres and Cape Hospital and Health Service. Council of the Queensland Institute of Medical Research The QIMR capital program in 2014-15 will invest $6.4 million for the acquisition of new and/or replacement equipment including state-of-the-art scientific equipment. 56 Capital Statement 2014-15

Health					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
QUEENSLAND HEALTH AND HOSPITAL AND HEALTH SERVICES					
Property, Plant and Equipment					
Hospitals and Health Services					
Area Health Demand Management	Various	297,500	262,777	**34,723**	
Building Access to Emergency care through Improved Bed Management Practices	Various	2,732	1,366	**683**	683
Building Works Capital Project Management	Various			**850**	Ongoing
Cairns Base Hospital Redevelopment	306	446,300	349,889	**81,411**	15,000
Faster Emergency Care in our Hospitals (Including expanded rehabilitation facilities)	Various	147,928	140,730	**6,198**	1,000
Gold Coast University Hospital[1]	309	1,761,853	1,663,645	**57,805**	40,403
Health and Hospital Fund Regional Priority Round	Various	105,266	22,989	**26,570**	55,707
Ipswich Hospital Additional Beds	310	122,000	115,027	**6,973**	
Mackay Base Hospital Redevelopment	312	408,285	373,894	**29,391**	5,000
Master Planning Studies	Various			**1,166**	Ongoing
Mount Isa Health Campus Redevelopment	315	62,575	47,754	**7,710**	7,111
National Partnership Agreement - Improving Public Hospital Services	Various	192,558	161,973	**25,585**	5,000
Priority Capital Program	Various			**84,000**	Ongoing
Lady Cilento Children's Hospital[2]	305	1,433,145	1,193,625	**224,520**	15,000
Centre for Children's Health[3] Research	305	80,000	44,308	**30,692**	5,000
Regional Cancer Centres	Various	179,291	145,724	**33,179**	388
Rockhampton Hospital Expansion	308	173,064	156,511	**13,553**	3,000
Rural and Remote Infrastructure Rectification Works	Various	51,580	42,101	**9,479**	
Saibai Island Primary Health Care Centre	315	9,640	9,314	**326**	
Southern Queensland Centre of Excellence in Indigenous Primary Health Care	304	10,500	500	**5,000**	5,000

Capital Statement 2014-15 57

Health					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Sunshine Coast Public University[4] Hospital	316	1,872,151	240,167	**369,768**	1,262,216
Townsville Hospital Expansion	318	334,000	287,755	**41,245**	5,000
Sub-total Hospitals and Health Services				**1,090,827**	
Health Technology Replacement					
Health Technology Equipment	Various	3,519		**3,519**	
Sub-total Health Technology Replacement				**3,519**	
Mental Health Services					
Community Mental Health Program	Various	8,351	3,101	**5,250**	
Queensland Plan for Mental Health	Various	130,452	108,037	**22,415**	
Sub-total Mental Health Services				**27,665**	
Pathology and Scientific Services					
Translational Research Institute Facilities	303	276,100	274,233	**1,867**	
Sub-total Pathology and Scientific Services				**1,867**	
Staff Accommodation Program					
Housing Stock Upgrades	Various			**1,000**	Ongoing
Sub-total Staff Accommodation Program				**1,000**	
Other Acquisitions of Property, Plant and Equipment					
Telehealth (Revitalisation of Regional, Rural and Remote Health Services)	Various	2,000	1,000	**1,000**	
Capital Program Land Acquisition	Various	10,000		**10,000**	
Emergent Works Program	Various			**45,000**	Ongoing
Minor Capital Projects and[5] Acquisitions	Various			**16,666**	Ongoing
Sub-total Other Acquisitions of Property, Plant and Equipment				**72,666**	
Information Technology Equipment					
eHealth Clinical Systems	Various			**6,364**	Ongoing
IT Infrastructure Programs	Various			**118,869**	Ongoing
Other Health Systems	Various			**330**	Ongoing
Sub-total Information Technology Equipment				**125,563**	
Information and Communication TechnologyEquipment					
eHealth Clinical Systems	Various			**42,300**	Ongoing

58 Capital Statement 2014-15

Health					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Other Health Systems	Various			**1,112**	Ongoing
IT Contingency and Emergent Needs	Various			**14,347**	Ongoing
Business Solution Delivery	Various			**16,478**	Ongoing
Sub-total Information and Communication TechnologyEquipment				**74,237**	
Queensland Ambulance Service					
Building/General Works					
Birtinya New Station	316	6,000		**500**	5,500
Bundaberg New Station	319	5,000	1,100	**500**	3,400
Collinsville Replacement Station	312	2,000	10	**1,190**	800
Gladstone Station Refurbishment	308	1,800	946	**854**	
Injune Station and Residence Redevelopment	307	1,300	100	**1,200**	
Miriam Vale Replacement Station	319	2,000		**100**	1,900
Pittsworth Replacement Station and Relief Quarters	307	2,500	12	**2,488**	
Rainbow Beach New Station	316	1,500		**100**	1,400
Russell Island Station and Residence Replacement	301	1,900	15	**1,885**	
Spring Hill Complex and Station Redevelopment	305	7,032	4,096	**2,936**	
Thursday Island Replacement Station and Relief Accommodation	315	5,100		**100**	5,000
Minor Works	Various			**3,175**	Ongoing
Sub-total Building/General Works				**15,028**	
Land					
Strategic Land Acquisitions	Various			**1,000**	Ongoing
Sub-total Land				**1,000**	
Other Plant and Equipment					
Ambulance Vehicle Purchases	Various			**22,000**	Ongoing

Capital Statement 2014-15 59

Health					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Operational Equipment	Various			**3,325**	Ongoing
Sub-total Other Plant and Equipment				**25,325**	
Sub-total Queensland Ambulance Service				**41,353**	
Cairns and Hinterland					
Minor Capital Projects and Acquisitions	306			**3,096**	Ongoing
Health Technology Equipment	306			**2,219**	Ongoing
Sub-total Cairns and Hinterland				**5,315**	
Central Queensland					
Minor Capital Projects and Acquisitions	308			**3,143**	Ongoing
Health Technology Equipment	308			**1,790**	Ongoing
Rockhampton Hospital Helipad	308			**4,857**	Ongoing
Rockhampton Intensive Care Unit	308			**12,490**	Ongoing
Sub-total Central Queensland				**22,280**	
Central West					
Minor Capital Projects and Acquisitions	315			**760**	Ongoing
Health Technology Equipment	315			**279**	Ongoing
Sub-total Central West				**1,039**	
Children`s Health Queensland					
Minor Capital Projects and Acquisitions	305			**1,572**	Ongoing
Health Technology Equipment	305			**1,319**	Ongoing
Sub-total Children`s Health Queensland				**2,891**	
Darling Downs					
Minor Capital Projects and Acquisitions	307			**3,523**	Ongoing
Health Technology Equipment	307			**1,926**	Ongoing
Sub-total Darling Downs				**5,449**	
Gold Coast					
Minor Capital Projects and Acquisitions	309			**3,543**	Ongoing
Health Technology Equipment	309			**2,596**	Ongoing
Sub-total Gold Coast				**6,139**	

60 Capital Statement 2014-15

Health Statistical Total Expenditure Budget Post Area Estimated to 2014-15 2014-15 Project Cost 30-06-14 $‘000 $‘000 $‘000 $‘000 Mackay Minor Capital Projects and 312 1,489 Ongoing Acquisitions Health Technology Equipment 312 1,178 Ongoing Sub-total Mackay 2,667 Metro North Minor Capital Projects and Various 14,091 Ongoing Acquisitions Health Technology Equipment Various 8,526 Ongoing Sub-total Metro North 22,617 Metro South Minor Capital Projects and Various 10,998 Ongoing Acquisitions Health Technology Equipment Various 6,802 Ongoing Sub-total Metro South 17,800 North West Minor Capital Projects and 315 869 Ongoing Acquisitions Health Technology Equipment 315 314 Ongoing Sub-total North West 1,183 South West Minor Capital Projects and 315 833 Ongoing Acquisitions Health Technology Equipment 315 528 Ongoing Sub-total South West 1,361 Sunshine Coast Minor Capital Projects and 315 7,384 Ongoing Acquisitions Health Technology Equipment 315 1,406 Ongoing Sub-total Sunshine Coast 8,790 Torres and Cape Minor Capital Projects and 315 1,434 Ongoing Acquisitions Health Technology Equipment 315 470 Ongoing Sub-total Torres and Cape 1,904 Capital Statement 2014-15 61

Health					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Townsville					
Minor Capital Projects and Acquisitions	318			**4,763**	Ongoing
Health Technology Equipment	318			**2,848**	Ongoing
Sub-total Townsville				**7,611**	
West Moreton					
Minor Capital Projects and Acquisitions	310			**2,533**	Ongoing
Health Technology Equipment	310			**1,030**	Ongoing
Sub-total West Moreton				**3,563**	
Wide Bay					
Minor Capital Projects and Acquisitions	319			**2,125**	Ongoing
Health Technology Equipment	319			**1,475**	Ongoing
Sub-total Wide Bay				**3,600**	
Total Property, Plant and Equipment				**1,552,906**	
Capital Grants					
Department of Health Capital Grants	301	1,000		**1,000**	
Total Capital Grants				**1,000**	

COUNCIL OF THE QUEENSLAND INSTITUTE OF MEDICAL RESEARCH

Property, Plant and Equipment					
Other scientific equipment	305			**6,435**	Ongoing
Total Property, Plant and Equipment				**6,435**	

TOTAL HEALTH (PPE)	**1,559,341**
TOTAL HEALTH (CG)	**1,000**

Notes:

1. The Gold Coast University Hospital opened in September 2013. Remaining expenditure relates to finalisation of procurement for Furniture, Fittings and Equipment, completion of Information and Communication Technology and Health Precinct Fitout.
2. Total Estimated Cost of $1.433 billion is net of $14.3 million non-capital component of project expenditure. LCCH is forecast to open late 2014 and remaining post 2014-15 expenditure relates to project finalisation.

62 Capital Statement 2014-15

Health Statistical Total Expenditure Budget Post Area Estimated to 2014-15 2014-15 Project Cost 30-06-14 $‘000 $‘000 $‘000 $‘000 3. $80 million represents the State contribution for the construction. A further $9.9 million provided from the LCCH Program for pathology laboratory and Centre for Children’s Health Research future expansion enabling works. In addition capital investment of $15 million each has also been contributed through tenancy agreements with Queensland University of Technology, University of Queensland and Translational Research Institute. 4. The $1.872 billion includes the total Skills, Academic and Research Centre (SARC) fit-out capital cost. Those elements of the total SARC fit-out capital cost that relate to the proposed (non-QH) SARC tenants (University of Sunshine Coast, Sunshine Coast TAFE and future medical school provider) will be funded directly via capital contributions from those tenants. 5. Amount is net of $23.5 million non capital component of project expenditure. Capital Statement 2014-15 63

HOUSING AND PUBLIC WORKS Total capital purchases for the Housing and Public Works portfolio, including its statutory bodies, are $264.7 million in 2014-15, with capital grants of $101.2 million. Capital purchases include the Residential Tenancies Authority of $12 million and the Queensland Building and Construction Commission of $2.9 million. Department of Housing and Public Works Total capital purchases and capital grants expenditure in 2014-15 by the Department of Housing and Public Works are $351 million. Program Highlights (Property, Plant and Equipment) • $159.7 million for social housing to commence construction of 231 rental units, complete construction of 135 rental units, purchase 37 rental units, acquire land and upgrade existing social housing. • $62.1 million for social housing in Indigenous communities funded through the National Partnership Agreement on Remote Indigenous Housing to complete construction of up to 152 rental units. • $4.8 million to complete construction in Redcliffe and upgrade existing infrastructure in Townsville and Cairns to provide specialist supported accommodation facilities for rough sleepers. • $6.9 million is allocated for the provision of Government Employee Housing during 2014-15 to provide at least 10 units of accommodation. • $ 3.1 million to provide equitable access and facilities to Government House for persons with disabilities. Program Highlights (Capital Grants) • $25.7 million to non government organisations for social housing to commence construction of 127 rental units and upgrade existing social housing. • $74.4 million for social housing in Indigenous communities to fund the commencement of up to 30 rental units, complete the construction of up to 10 rental units, complete the upgrade of up to 186 existing social houses (including $14 million funding through the National Partnership Agreement on Remote Indigenous Housing for workers accommodation and community land surveys). 64 Capital Statement 2014-15

Queensland Building and Construction Commission

In 2014-15, the Queensland Building and Construction Commission has capital purchases of $1.9 million to continue replacing ageing information technology systems and $1 million for ageing property, plant and equipment to reduce administration costs, improve customer access and turnaround times.

Residential Tenancies Authority

In 2014-15, the Residential Tenancies Authority has capital purchases of $12 million including replacing the ageing systems with integrated business solutions to meet the future needs of Queensland's residential rental sector.

Housing and Public Works					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
DEPARTMENT OF HOUSING AND PUBLIC WORKS					
Property, Plant and Equipment					
Housing Services					
Brisbane - North Construction	302			**3,222**	Ongoing
Brisbane - South Construction	303			**6,668**	Ongoing
Brisbane - West Construction	304			**1,371**	Ongoing
Cairns Construction	306			**9,831**	Ongoing
Fitzroy Construction	308			**886**	Ongoing
Gold Coast Construction	309			**6,944**	Ongoing
Logan - Beaudesert Construction	311			**4,762**	Ongoing
Mackay Construction	312			**1,320**	Ongoing
Moreton Bay - North Construction	313			**6,854**	Ongoing
Queensland - Outback Construction	315			**65,634**	Ongoing
Sunshine Coast Construction	316			**6,204**	Ongoing
Toowoomba Construction	317			**1,542**	Ongoing
Townsville Construction	318			**6,004**	Ongoing
Wide Bay Construction	319			**52**	Ongoing
Cairns Upgrades	306			**6,653**	Ongoing
Fitzroy Upgrades	308			**5,280**	Ongoing
Ipswich Upgrades	310			**1,656**	Ongoing
Mackay Upgrades	312			**2,648**	Ongoing
Queensland - Outback Upgrades	315			**9,215**	Ongoing
Townsville Upgrades	318			**9,139**	Ongoing
Wide Bay Upgrades	319			**4,745**	Ongoing
Other Upgrades	Various			**39,434**	Ongoing

Capital Statement 2014-15 65

Housing and Public Works					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Cairns Land	306			**494**	Ongoing
Other Land	Various			**7,750**	Ongoing
Brisbane - North Purchase of Existing Properties	302			**3,310**	Ongoing
Townsville Purchase of Existing Properties	318			**5,000**	Ongoing
Other Purchase of Existing Properties	Various			**10,014**	Ongoing
Other Plant and Equipment	Various			**1,701**	Ongoing
Other Intangibles	Various			**1,200**	Ongoing
Sub-total Housing Services				**229,533**	
Public Works					
Brisbane - Boggo Road Precinct Redevelopment	305	40,476	39,136	**1,340**	
Building Works and Capital Replacements	Various			**5,202**	Ongoing
Government Employee Housing	Various			**6,900**	Ongoing
Government House Refurbishment and Equitable Access	305	3,335	200	**3,135**	
Other Property, Plant and Equipment	Various			**3,673**	Ongoing
Sub-total Public Works				**20,250**	
Total Property, Plant and Equipment				**249,783**	
Capital Grants					
Housing Services					
Other Capital Grants	Various			**8,844**	Ongoing
Wide Bay Capital Grants	319			**10,806**	Ongoing
Townsville Capital Grants	318			**10,926**	Ongoing
Toowoomba Capital Grants	317			**3,080**	Ongoing
Queensland - Outback Capital Grants	315			**39,158**	Ongoing
Fitzroy Capital Grants	308			**1,278**	Ongoing
Cairns Capital Grants	306			**16,844**	Ongoing
Brisbane - South Capital Grants	303			**9,200**	Ongoing
Sub-total Housing Services				**100,136**	

66 Capital Statement 2014-15

Housing and Public Works					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Public Works					
Gracemere Industrial Area	308	5,600	4,500	**1,100**	
Sub-total Public Works				**1,100**	
Total Capital Grants				**101,236**	

QUEENSLAND BUILDING AND CONSTRUCTION COMMISSION

Property, Plant and Equipment					
Other Property, Plant & Equipment	303			**985**	Ongoing
QBCC Software Development - BUILD	303	8,005	1,060	**1,945**	5,000
Total Property, Plant and Equipment				**2,930**	

RESIDENTIAL TENANCIES AUTHORITY

Property, Plant and Equipment					
Asset Replacement Program	305	1,383		**1,383**	
Core Client System Replacement	305	14,055	3,381	**10,594**	80
Total Property, Plant and Equipment				**11,977**	

TOTAL HOUSING AND PUBLIC WORKS (PPE)	**264,690**
TOTAL HOUSING AND PUBLIC WORKS (CG)	**101,236**

Capital Statement 2014-15 67

JUSTICE AND ATTORNEY-GENERAL The 2014-15 capital purchases for Justice and Attorney-General (including Public Trust Office, Legal Aid Queensland and Crime and Misconduct Commission) are $163.1 million. Department of Justice and Attorney-General The Department of Justice and Attorney-General capital purchases for 2014-15 are $146.6 million. The department’s capital purchases will primarily focus on additional prison infrastructure, correctional centre enhancements, completion of the Cleveland Youth Detention Centre expansion and the programmed renewal and minor works of courthouses and Youth Justice facilites. Program Highlights (Property, Plant and Equipment) • $62 million for additional prison infrastructure incorporating recommissioning Borallon Correctional Centre, refurbishing Harold Gregg Unit at Townsville Correctional Centre to provide extra beds for male prisoners and completion of the $33 million cell upgrade program modifying cells in the Arthur Gorrie Correctional Centre. • $5.7 million of the $76.6 million Perimeter Security Upgrade Program—Stage 2. This program will upgrade the perimeter security at various correctional centres over seven years, which is due for completion in 2019-20. • $11 million in correctional centre enhancements including Southern Queensland Correctional Centre, Lotus Glen Correctional Centre, expansion of accommodation for women in Townsville Correctional Centre and the upgrade of the power supply at Woodford Correctional Centre. • $26.7 million for the completion of the Cleveland Youth Detention Centre expansion in Townsville. • $16.5 million for the ongoing programmed renewal, maintenance and minor works of courthouses and youth justice facilities. • $1.4 million of the $9.3 million project to upgrade the security management system at the Brisbane Youth Detention Centre, which is due for completion in 2016-17. Public Trust Office The Public Trustee continues to redevelop regional offices and review suburban Brisbane offices to improve front line services and accessibility to all clients. 68 Capital Statement 2014-15

Program Highlights (Property, Plant and Equipment)

- $9.3 million for existing regional offices, head office and assess the Brisbane suburban locations.
- $2 million as part of the strategy to upgrade business systems on an ongoing basis.

Legal Aid Queensland

Legal Aid Queensland's 2014-15 capital expenditure program is $3.3 million. Legal Aid Queensland will invest $2.7 million on major property, plant and equipment projects including the refurbishment of the Brisbane, Woodridge, Bundaberg and Rockhampton offices. A further $0.55 million will be invested to maintain Legal Aid Queensland's business systems, refurbish other offices and replace motor vehicles.

Crime and Misconduct Commission

The Crime and Misconduct Commission will spend $1.2 million on capital purchases in 2014-15. The Commission will invest $0.56 million in computer and other equipment replacement and $0.59 million on vehicle replacement.

Justice and Attorney-General					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
DEPARTMENT OF JUSTICE AND ATTORNEY-GENERAL					
Property, Plant and Equipment					
Queensland Corrective Services					
Major Works - Correctional Centres					
Borallon Correctional Centre - Recommission	310	56,250		**50,000**	6,250
Townsville Correctional Centre - Refurbishment	318	3,225		**3,225**	
Southern Qld Correctional Centre - Conversion to Womens Prison	317	1,000		**1,000**	
Numinbah Correctional Centre - Expansion	309	538		**538**	
Arthur Gorrie Correctional Centre cell upgrade program	304	33,000	25,730	**7,270**	

Capital Statement 2014-15 69

Justice and Attorney-General					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Perimeter Security Upgrade - Stage 2	Various	76,579	542	**5,666**	70,371
Sub-total Major Works - Correctional Centres				**67,699**	
Correctional Centre Enhancements					
Southern Qld Correctional Centre	307	11,080	9,265	**1,815**	
Lotus Glen Correctional Centre	306	7,000	2,389	**4,611**	
Prison infrastructure	Various	8,435	7,247	**1,188**	
Woodford Correctional Centre - upgrade power supply	313	2,000	50	**1,950**	
Townsville Correctional Centre - expansion for women	318	1,500	50	**1,450**	
Sub-total Correctional Centre Enhancements				**11,014**	
Probation and Parole office accommodation	Various			**1,704**	Ongoing
Other acqusitions of property, plant and equipment	Various			**9,751**	Ongoing
Sub-total Queensland Corrective Services				**90,168**	
Youth Justice Services					
Cleveland Youth Detention Centre	318	183,828	157,132	**26,696**	
Brisbane Youth Detention Centre - Security Management System Upgrade	304	9,344		**1,434**	7,910
Youth Justice Facilities	Various			**7,895**	Ongoing
Youth Justice Facilities, Minor Capital Works	Various			**319**	Ongoing
Sub-total Youth Justice Services				**36,344**	
Justice Service					
Courthouses, Programmed Renwal	Various			**6,632**	Ongoing
Courthouses, Minor Capital Works	Various			**1,630**	Ongoing
Other acquisitions of property, plant and equipment	Various			**1,850**	Ongoing
Leasehold Improvements	305			**100**	Ongoing
Minor capital works - software	305			**300**	Ongoing

70 Capital Statement 2014-15

Justice and Attorney-General					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Queensland Wide Integrated Courts (QWIC) System - Enhancements	305			**1,135**	Ongoing
Sub-total Justice Service				**11,647**	
Other Departmental					
Leasehold Improvements	Various			**3,828**	Ongoing
Minor Capital Works - Software	305			**3,774**	Ongoing
Other acquisitions of property, plant and equipment	Various			**873**	Ongoing
Sub-total Other Departmental				**8,475**	
Total Property, Plant and Equipment				**146,634**	

PUBLIC TRUST OFFICE

Property, Plant and Equipment					
Building refurbishment	305			**2,991**	Ongoing
Building improvements	Various			**6,305**	Ongoing
Computer hardware	305			**709**	Ongoing
Computer software	305			**1,958**	Ongoing
Total Property, Plant and Equipment				**11,963**	

LEGAL AID QUEENSLAND

Property, Plant and Equipment					
Brisbane building refurbishment	305	3,100	2,033	**1,067**	
Leasehold improvements					
Woodridge office refurbishment	303	720		**720**	
Bundaberg office refurbishment	319	649		**649**	
Rockhampton office refurbishment	308	270		**270**	
Other leasehold improvements	Various			**249**	Ongoing
Sub-total Leasehold improvements				**1,888**	
IT business systems	305			**166**	Ongoing
Motor vehicle replacements	Various			**140**	Ongoing
Total Property, Plant and Equipment				**3,261**	

Capital Statement 2014-15 71

Justice and Attorney-General Statistical Total Expenditure Budget Post Area Estimated to 2014-15 2014-15 Project Cost 30-06-14 $‘000 $‘000 $‘000 $‘000 CRIME AND MISCONDUCT COMMISSION Property, Plant and Equipment Computer and other equipment 305 557 Ongoing Vehicle replacement 303 591 Ongoing Leasehold improvements 305 50 Ongoing Total Property, Plant and Equipment 1,198 TOTAL JUSTICE AND ATTORNEY-GENERAL (PPE) 163,056 72 Capital Statement 2014-15

LEGISLATIVE ASSEMBLY OF QUEENSLAND

Total capital purchases for the Legislative Assembly of Queensland are $3.2 million in 2014-15. Capital purchases include the ongoing Parliament House stonework restoration program, Parliament House security upgrade (CCTV) and the replacement of existing precinct audio visual system infrastructure.

Legislative Assembly of Queensland					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
LEGISLATIVE ASSEMBLY OF QUEENSLAND					
Property, Plant and Equipment					
Parliament House (PH) Stonework Restoration	305	6,160	4,264	**500**	1,396
Data Cabling Upgrade	305	500	200	**300**	
CCTV Upgrade	305	1,500		**600**	900
AV Equipment	305			**400**	Ongoing
Other Property, Plant and Equipment to be prioritised by the CLA	305			**1,370**	Ongoing
Total Property, Plant and Equipment				**3,170**	
TOTAL LEGISLATIVE ASSEMBLY OF QUEENSLAND (PPE)				**3,170**	

Capital Statement 2014-15 73

LOCAL GOVERNMENT, COMMUNITY RECOVERY AND RESILIENCE Department of Local Government, Community Recovery and Resilience For 2014-15, the Department of Local Government, Community Recovery and Resilience’s total capital purchases are $8.4 million and total capital grants are $104.3 million. The department is committed to working with local governments to reduce the impact of, and increase the resilience to, natural disasters. Supporting the work of local government to contribute to Queensland’s economic growth at the local and regional level is a focus of the department. The department is working with councils to achieve gains for Indigenous communities. Program Highlights (Property, Plant and Equipment) • $8.4 million for the Indigenous State Infrastructure Program. Program Highlights (Capital Grants) • $41.8 million for the Local Government Grants and Subsidies Program delivered as $21.5 million supporting priority infrastructure projects to meet identified community needs and $20.3 million under the Local Government Floods Response Subsidy to support projects that will protect communities and infrastructure from future floods. • $28.4 million distributed under the Royalties for the Regions program. • $19.1 million for the Natural Disaster Resilience Program which will work to build community resilience to natural disasters. Queensland Reconstruction Authority The capital expenditure for the Queensland Reconstruction Authority in 2014-15 consists of capital grants of $950 million. This is funded up to 75 percent by the Australian Government (under the Natural Disaster Relief and Recovery Arrangements) with the remainder funded by the State Government. Program Highlights (Capital Grants) • In 2014-15, $950 million is being provided to local government authorities to undertake recovery, reconstruction and betterment projects following Tropical Cyclone Oswald and other recovery and reconstruction projects relating to natural disaster events from 2011 to 2014. 74 Capital Statement 2014-15

Local Government, Community Recovery and Resilience					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
DEPARTMENT OF LOCAL GOVERNMENT, COMMUNITY RECOVERY AND RESILIENCE					
Property, Plant and Equipment					
Indigenous State Infrastructure Projects	Various	63,378	54,951	**8,427**	
Other Property, Plant and Equipment	305			**10**	Ongoing
Total Property, Plant and Equipment				**8,437**	
Capital Grants					
Local Government Grants and Subsidies Program	Various			**41,842**	Ongoing
Royalties for the Region - Round 1	Various	20,000	8,392	**11,608**	
Royalties for the Region - Round 2	Various	20,000	3,170	**16,830**	
Natural Disaster Resilience Program 2009-12	Various	6,805	5,315	**1,490**	
Natural Disaster Resilience Program 2009-12 - Australian Government	Various	6,904	5,324	**1,580**	
Natural Disaster Resilience Program 2013-15	Various	8,006		**8,006**	
Natural Disaster Resilience Program 2013-15 - Australian Government	Various	8,006		**8,006**	
National Insurance Affordability Initiative - Australian Government	310	17,000	7,000	**3,000**	7,000
Torres Strait Major Infrastructure Program (Stage 5)	315	13,200	3,600	**6,200**	3,400
South West Queensland Flood Mitigation Fund - Australian Government	315	9,620	6,721	**2,899**	
Indigenous State Infrastructure Projects	315	8,000	6,800	**1,200**	
Regional Flood Mitigation Program - Australian Government	Various	1,820	905	**915**	
Kuranda Skyrail and Infrastructure Levy	306			**744**	Ongoing
Total Capital Grants				**104,320**	
QUEENSLAND RECONSTRUCTION AUTHORITY					
Capital Grants					
Local Government Authorities	Various	4,571,432	3,513,186	**826,162**	232,084

Capital Statement 2014-15 75

Local Government, Community Recovery and Resilience Statistical Total Expenditure Budget Post Area Estimated to 2014-15 2014-15 Project Cost 30-06-14 $‘000 $‘000 $‘000 $‘000 Local Council Package Various 316,800 234,905 81,895 Betterment Fund1 Various 80,000 38,535 41,465 Total Capital Grants 949,522 TOTAL LOCAL GOVERNMENT, COMMUNITY RECOVERY 8,437 AND RESILIENCE (PPE) TOTAL LOCAL GOVERNMENT, COMMUNITY RECOVERY 1,053,842 AND RESILIENCE (CG) Note: 1. The Betterment Fund program is fully committed and projects are currently being delivered by local government authorities. 76 Capital Statement 2014-15

NATIONAL PARKS, RECREATION, SPORT AND RACING Capital purchases for the Department of National Parks, Recreation, Sport and Racing for 2014-15 are $29.5 million, with $106.5 million in capital grants. Department of National Parks, Recreation, Sport and Racing The purpose of the department is to manage protected areas to ensure their sustainability, encourage active participation in recreation and sport and ensure the integrity of the racing industry across the state. The department has three service areas working towards this purpose: National Parks; Recreation and Sport; and Racing. The 2014-15 capital program directly supports these objectives through significant capital grant programs, a significant capital works program in National Parks and Recreation and Sport, ongoing replacement of plant and equipment and development of systems to support delivery of its frontline services. Program Highlights (Property, Plant and Equipment) • $5.2 million to replace amenity blocks and campground upgrades including visitor facilities within National Parks. • $5.8 million to maintain and upkeep Active Recreation Centres, Sports Reserves and Sports Houses throughout the state. • $4.1 million towards visitor centre upgrades at David Fleay Wildlife Park, Carnarvon Gorge, D’Aguilar National Park, and Mon Repos Visitor Centre. • $1.8 million towards various projects within National Parks to improve visitor access. • $1.5 million towards a major upgrade of the Iron Range Base, Gladstone Base and Dixie redevelopment. • $10.1 million in various capital works and property plant and equipment purchases for National Parks. Program Highlights (Capital Grants) • $71.8 million in capital grants under the Racing Industry Capital Development Scheme from an approved $110 million over the life of the program will be used to assist the racing industry state-wide to improve racing infrastructure. • $15.2 million under the Get in the Game program (Get Playing) to increase participation in recreation and sport through developing infrastructure. • $10 million under a Sport Infrastructure development program through Recreation and Sport Services. Capital Statement 2014-15 77

- $2.9 million under the Recreation and Sport Major Facilities Program.

Stadiums Queensland

Stadiums Queensland's 2014-15 capital outlays of $13.4 million represents the investment required to maintain Queensland's major sports facilities to a standard appropriate for the conduct of national and international events, and community sports activity.

National Parks, Recreation, Sport and Racing					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
DEPARTMENT OF NATIONAL PARKS, RECREATION, SPORT AND RACING					
Property, Plant and Equipment					
Leisha track and Freshwater road upgrade	319	676	341	**335**	
Inskip Point amenity upgrade	319	750	100	**650**	
Bunyaville toilet and water upgrade	302	767	77	**690**	
Fruit Bat Falls day use area upgrade	315	738	390	**348**	
Eungella Platypus walk and information node	312	600	350	**250**	
Peach Trees camping area upgrade	313	1,023	134	**746**	143
Various plant and equipment - Departmental	Various	400		**400**	
Sylvia Creek mountain bike trails	306	750	500	**250**	
Permit simplification software and systems upgrade	Various	850		**850**	
Dubuji boardwalk redevelopment	306	520	20	**250**	250
Curtis Island road and fireline upgrade	308	750	150	**450**	150
Gladstone base upgrade	308	500	50	**250**	200
Various plant and equipment - National Parks	Various	1,500		**1,500**	
Green Mountains campground redevelopment	309	750		**750**	
Mon Repos visitor centre upgrades	319	450		**450**	
Active Recreation Centres and Sport Houses capital works	Various	5,833		**5,833**	
Upper Stony Creek day use and camping redevelopment	308	650	350	**300**	
D'Aguilar National Park visitor centre upgrade	304	2,510	12	**2,498**	

78 Capital Statement 2014-15

National Parks, Recreation, Sport and Racing					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Fig Tree Point visitor facilities upgrade	316	377	27	**350**	
Iron Range Base/Dixie redevelopment	315	2,782	252	**1,205**	1,325
Various plant and equipment- Recreation and Sport	Various	334		**334**	
Various plant and equipment - Racing	302	251		**251**	
North Stradbroke Island capital works and equipment	301	2,403	998	**1,405**	
Various capital works - National Parks	Various	6,322		**6,322**	
David Fleay Wildlife Park visitor centre upgrade	309	650		**650**	
Carnarvon Gorge visitor centre upgrade	308	1,600	275	**500**	825
Charlie Moreland campground redevelopment	316	1,539	447	**1,092**	
Danbulla day use area and campsite upgrade	306	1,035	400	**300**	335
Python Rock track upgrade	309	295	36	**259**	
Total Property, Plant and Equipment				**29,468**	
Capital Grants					
SEQ Water Implementation Plan	Various	563		**563**	
Racing Industry Capital Development Scheme	Various	110,000	38,170	**71,830**	
Get In The Game (Get Playing)	Various	29,445	14,228	**15,217**	
Recreation and Sport Infrastructure Program	Various	5,417	5,222	**195**	
Recreation and Sport Major Facilities Program	Various	16,475	13,602	**2,873**	
Sport Infrastructure Development Program	Various	20,000		**10,000**	10,000
Various Capital Grants - Recreation and Sport	Various	5,821		**5,821**	
Total Capital Grants				**106,499**	

Capital Statement 2014-15 79

National Parks, Recreation, Sport and Racing Statistical Total Expenditure Budget Post Area Estimated to 2014-15 2014-15 Project Cost 30-06-14 $‘000 $‘000 $‘000 $‘000 STADIUMS QUEENSLAND Property, Plant and Equipment Annual capital and maintenance Various 13,434 Ongoing program Total Property, Plant and Equipment 13,434 TOTAL NATIONAL PARKS, RECREATION, SPORT AND 42,902 RACING (PPE) TOTAL NATIONAL PARKS, RECREATION, SPORT AND 106,499 RACING (CG) 80 Capital Statement 2014-15

NATURAL RESOURCES AND MINES

Total capital purchases for the Department of Natural Resources and Mines for 2014-15 are $16.3 million.

The Department of Natural Resources and Mines is an economic development agency that enables the productive and responsive use of Queensland's natural resources (water, land, minerals and energy resources) to generate wealth and prosperity for current and future generations of Queenslanders. The capital purchases support this primarily through modifications and enhancements for critical business systems.

Program Highlights (Property, Plant and Equipment)

- $5 million for the Zillmere Core Library Extension initiative for the construction of additional core storage, adjacent to the existing Exploration Data Centre at Zillmere Government Precinct.

Natural Resources and Mines					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
DEPARTMENT OF NATURAL RESOURCES AND MINES					
Property, Plant and Equipment					
Zillmere Core Library Extension initiative	302	5,000		**5,000**	
Systems development	305			**5,506**	Ongoing
Other property, plant and equipment	Various			**5,804**	Ongoing
Total Property, Plant and Equipment				**16,310**	
TOTAL NATURAL RESOURCES AND MINES (PPE)				**16,310**	

Capital Statement 2014-15 81

OFFICE OF THE GOVERNOR During 2014-15, the Office of the Governor’s capital purchases will be $0.04 million for the replacement of plant and equipment. Ongoing replacement of capital items enables the Office of the Governor to effectively and efficiently support the Governor in his role. Office of the Governor Statistical Total Expenditure Budget Post Area Estimated to 2014-15 2014-15 Project Cost 30-06-14 $‘000 $‘000 $‘000 $‘000 OFFICE OF THE GOVERNOR Property, Plant and Equipment Replacement of plant and equipment 305 41 Ongoing Total Property, Plant and Equipment 41 TOTAL OFFICE OF THE GOVERNOR (PPE) 41 82 Capital Statement 2014-15

OFFICE OF THE OMBUDSMAN The Office of the Ombudsman’s capital purchases will be $0.16 million in 2014-15 for the ongoing replacement and upgrade of office and ICT equipment. Office of the Ombudsman Statistical Total Expenditure Budget Post Area Estimated to 2014-15 2014-15 Project Cost 30-06-14 $‘000 $‘000 $‘000 $‘000 OFFICE OF THE OMBUDSMAN Property, Plant and Equipment Office equipment 305 30 Ongoing Computer equipment 305 130 Ongoing Total Property, Plant and Equipment 160 TOTAL OFFICE OF THE OMBUDSMAN (PPE) 160 Capital Statement 2014-15 83

POLICE SERVICES

Most new and ongoing capital initiatives to support the Queensland Police Service (QPS) operational capability will be delivered by the Public Safety Business Agency. This includes police accommodation facilities, motor vehicles, vessels and information technology.

QPS continues to be responsible for delivering specific operational equipment.

In 2014-15, QPS will invest $24.2 million in capital purchases.

Program Highlights (Property, Plant and Equipment)

- $1 million for information and communication technology for the G20 meetings in Cairns (September 2014) and in Brisbane (November 2014).
- $1 million in additional capital funding for the Legacy Way tunnel as part of the Camera Detected Offence Program to reduce road trauma and improve road safety.
- $22.2 million for operational equipment replacements, communications centres and mobile police facilities.

Police Services					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
QUEENSLAND POLICE SERVICE					
Property, Plant and Equipment					
Other Property Plant and Equipment					
G20	Various	9,112	8,112	**1,000**	
Camera Detected Offence Program	Various			**1,037**	Ongoing
Other plant and equipment	Various			**22,181**	Ongoing
Sub-total Other Property Plant and Equipment				**24,218**	
Total Property, Plant and Equipment				**24,218**	
TOTAL POLICE SERVICES (PPE)				**24,218**	

84 Capital Statement 2014-15

PREMIER AND CABINET The Department of the Premier and Cabinet (including Ministerial Offices and Office of the Leader of the Opposition) has a planned capital outlay of $1.2 million in 2014-15. This will be applied towards the replacement, enhancement and development of office equipment and information systems that contribute towards the efficient delivery of the department’s services. A significant milestone for 2014-15 will be the delivery of QuILLS, an integrated legislative drafting and publishing system that will improve public access to Queensland legislation via a new website. The system will also streamline, and wherever practicable, automate legislative production and publishing processes. Premier and Cabinet Statistical Total Expenditure Budget Post Area Estimated to 2014-15 2014-15 Project Cost 30-06-14 $‘000 $‘000 $‘000 $‘000 DEPARTMENT OF THE PREMIER AND CABINET Property, Plant and Equipment Queensland Integrated Legislation 305 2,288 1,688 600 Lifecycle System (QuILLS) Asset replacement program 305 344 Ongoing Information systems and database 305 240 Ongoing replacement Total Property, Plant and Equipment 1,184 TOTAL PREMIER AND CABINET (PPE) 1,184 Capital Statement 2014-15 85

PUBLIC SAFETY BUSINESS AGENCY The 2014-15 Public Safety Business Agency capital program provides an investment of $140.7 million in capital purchases to support the delivery of revitalised frontline services and safe and resilient communities. This investment will fund capital works, information technology and other essential equipment for the Queensland Fire and Emergency Services, the Queensland Police Service and the Office of the Inspector General Emergency Management. Program Highlights (Property, Plant and Equipment) Program highlights include the delivery of the following initiatives. Queensland Fire and Emergency Services $46.3 million is provided for fire and emergency services facilities, urban and rural fire appliances and communications equipment including: • $6.8 million to deliver replacement auxiliary fire and rescue stations at Ingham, Pomona and Pittsworth and commence replacement permanent fire and rescue stations at Bundaberg and Petrie • $0.5 million to commence permanent fire and rescue station upgrades at Bundamba and Burleigh • $7.5 million for strategic land acquisitions and Rural Operations land purchases • $23 million for replacement and new urban and rural fire appliances. Queensland Police Service $81.9 million is provided for Queensland Police Service facilities, information and communication technology and other essential equipment including: • $8.1 million to commence upgrades to the Forensic Service facility in Brisbane, Nanango and Kingaroy police stations; and the relocation of Coolum police station • $4.9 million to deliver upgraded facilities at Thursday Island, Laidley and Chinchilla police stations and the Brisbane City and Redland Bay Water Police • $2 million to provide upgraded closed circuit cameras (CCTV) at Brisbane City, Bundaberg, Rockhampton and Townsville watchhouses • $1.5 million to provide additional police housing in Bamaga • $15.7 million for a range of information and communication technology initiatives including mobile services, the Public Safety Network and the technology and communication equipment refresh program 86 Capital Statement 2014-15

- $37.9 million for new and replacement police service vehicles
- $3.1 million to deliver replacement police catamarans at Cairns, Whitsunday and Townsville.

Other Departmental Capital

- $12.5 million to fund information systems development and other plant and equipment.

Public Safety Business Agency					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
PUBLIC SAFETY BUSINESS AGENCY					
Property, Plant and Equipment					
Fire and Emergency Services					
Building/General Works					
Bundaberg replacement permanent station	319	5,050		**1,000**	4,050
Bundamba permanent station upgrade	310	1,100		**250**	850
Burleigh permanent station upgrade	309	1,000		**200**	800
Ingham replacement permanent-auxiliary station	318	3,147	650	**2,497**	
Kunda Park Project	316	850	50	**800**	
Petrie replacement permanent station	313	6,695		**500**	6,195
Pittsworth replacement auxiliary station	307	1,301	100	**1,201**	
Pomona replacement auxiliary station	316	1,813	250	**1,563**	
Minor works	Various			**5,265**	Ongoing
Land					
Strategic land acquisitions	Various			**7,400**	Ongoing
Rural Operations land purchases	Various			**100**	Ongoing
Plant and Equipment					
Rural fire appliances	Various			**7,250**	Ongoing
Urban fire appliances	Various			**15,750**	Ongoing
Communications equipment	Various			**2,414**	Ongoing

Capital Statement 2014-15 87

Public Safety Business Agency					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Other plant and equipment	Various			**80**	Ongoing
Sub-total Fire and Emergency Services				**46,270**	
Police Service					
Building/General Works					
Bamaga - residential accommodation	315	1,480		**1,480**	
Coolum station relocation	316	2,350	150	**2,200**	
Kingaroy station upgrade	319	8,304	100	**2,934**	5,270
Nanango station upgrade	319	1,000		**630**	370
Refurbishment Forensics Facility (Police Headquarters)	305	3,300		**2,300**	1,000
Watchhouses - CCTV program	Various			**2,000**	Ongoing
Minor works	Various			**8,000**	Ongoing
Plant and Equipment					
Information and communication technology	Various			**15,695**	Ongoing
Major plant and equipment	Various			**3,979**	Ongoing
Vehicle replacement and growth	Various			**37,947**	Ongoing
Vessel management program - Class A vessels	Various	12,700	9,640	**3,060**	
Vessel management program - other vessels	Various			**1,655**	Ongoing
Sub-total Police Service				**81,880**	
Other Departmental					
Information systems development	Various			**11,897**	Ongoing
Other property, plant and equipment	Various			**641**	Ongoing
Sub-total Other Departmental				**12,538**	
Total Property, Plant and Equipment				**140,688**	

TOTAL PUBLIC SAFETY BUSINESS AGENCY (PPE) 140,688

88 Capital Statement 2014-15

QUEENSLAND AUDIT OFFICE Queensland Audit Office’s capital purchases of $0.7 million in 2014-15 are to maintain and replace current office and IT equipment, and replace core IT systems for Finance, time recording and practice management. Queensland Audit Office Statistical Total Expenditure Budget Post Area Estimated to 2014-15 2014-15 Project Cost 30-06-14 $‘000 $‘000 $‘000 $‘000 QUEENSLAND AUDIT OFFICE Property, Plant and Equipment Minor Works 305 100 Ongoing Systems Replacement 305 600 600 Total Property, Plant and Equipment 700 TOTAL QUEENSLAND AUDIT OFFICE (PPE) 700 Capital Statement 2014-15 89

SCIENCE, INFORMATION TECHNOLOGY, INNOVATION AND THE ARTS In 2014-15, total capital purchases are $17.2 million and capital grants are $13.2 million for the Science, Information Technology, Innovation and the Arts portfolio including its statutory bodies, commercialised business unit and shared service providers. Department of Science, Information Technology, Innovation and the Arts The Department of Science, Information Technology, Innovation and the Arts invests in and maintains the State’s art and cultural assets, its science research facilities and equipment. The department provides reliable information systems, technologies and infrastructure to support service delivery across Government and to the community. Program Highlights (Property, Plant and Equipment) • $2.6 million for the procurement and replacement of essential scientific equipment used for environmental and natural resource projects undertaken by the department for a wide range of Queensland Government departments. • $1.7 million to the Library Board of Queensland for the purchase of heritage and infrastructure collections, intangible assets in the form of digital collections as well as replacement of information technology and micrographic equipment. • $1.1 million to the Government Wireless Network (GWN) for the purchase of software to deliver an integrated digital wireless network for Queensland’s public safety agencies and emergency workers. Program Highlights (Capital Grants) • $12.5 million to the Australian Institute of Tropical Health and Medicine as part of a $42.1 million election commitment comprising $7.8 million in operating and $34.3 million in capital grants over 3 years. This investment will support the establishment of the Institute and strengthen Queensland’s readiness to combat biosecurity risks. 90 Capital Statement 2014-15

Science, Information Technology, Innovation and the Arts

Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
DEPARTMENT OF SCIENCE, INFORMATION TECHNOLOGY, INNOVATION AND THE ARTS					
Property, Plant and Equipment					
Asset Replacement	305			**1,274**	Ongoing
Scientific Equipment Replacement	305			**2,628**	Ongoing
Government Wireless Network Implementation	Various	1,100		**1,100**	
One-Stop Shop	Various	1,009		**1,009**	
Queensland Performing Arts Centre upgrade	305	1,000	700	**300**	
Total Property, Plant and Equipment				**6,311**	
Capital Grants					
Australian Institute of Tropical Health and Medicine	318	34,320	2,090	**12,500**	19,730
Other	Various	725		**725**	
Total Capital Grants				**13,225**	
LIBRARY BOARD OF QUEENSLAND					
Property, Plant and Equipment					
Plant and Equipment Replacement	305			**764**	Ongoing
Information Collection Additions	305			**346**	Ongoing
Heritage Collections Additions	305			**327**	Ongoing
Digital Collections Additions	305			**236**	Ongoing
Total Property, Plant and Equipment				**1,673**	
QUEENSLAND MUSEUM					
Property, Plant and Equipment					
Information Technology replacements and upgrades	Various	390		**390**	
Customer Relationship Management and Point of Sale	Various	201		**201**	
Capital building maintenance Ingham Road Townsville	318	202		**202**	
Motor vehicle fleet replacement	Various	280		**280**	

Capital Statement 2014-15 91

Science, Information Technology, Innovation and the Arts Statistical Total Expenditure Budget Post Area Estimated to 2014-15 2014-15 Project Cost 30-06-14 $‘000 $‘000 $‘000 $‘000 Minor Works Various 68 68 Total Property, Plant and Equipment 1,141 QUEENSLAND ART GALLERY Property, Plant and Equipment Purchase of Plant and Equipment 305 370 Ongoing Acquisition of Art Works for the 305 2,000 Ongoing Gallery Total Property, Plant and Equipment 2,370 QUEENSLAND PERFORMING ARTS TRUST Property, Plant and Equipment Operating equipment 305 300 300 Facilities & Services 305 700 700 Total Property, Plant and Equipment 1,000 CITEC Property, Plant and Equipment Internally development software 305 1,625 Ongoing Plant and Equipment 305 875 Ongoing Total Property, Plant and Equipment 2,500 QUEENSLAND SHARED SERVICES Property, Plant and Equipment Asset Replacement 305 400 200 200 Shared Systems Reform 305 21,304 3,542 2,000 15,762 Total Property, Plant and Equipment 2,200 TOTAL SCIENCE, INFORMATION TECHNOLOGY, 17,195 INNOVATION AND THE ARTS (PPE) TOTAL SCIENCE, INFORMATION TECHNOLOGY, 13,225 INNOVATION AND THE ARTS (CG) 92 Capital Statement 2014-15

STATE DEVELOPMENT, INFRASTRUCTURE AND PLANNING In 2014-15, the State Development, Infrastructure and Planning portfolio, including Economic Development Queensland and South Bank Corporation, has capital purchases of $67.8 million and capital grants of $118 million. Department of State Development, Infrastructure and Planning In 2014-15, capital expenditure for the Department of State Development, Infrastructure and Planning includes capital purchases of $1.7 million and capital grants of $118 million to support the economic development of Queensland. Program Highlights (Property, Plant and Equipment) • $1.7 million for ongoing asset replacement, primarily the replacement of existing IT assets and office equipment. Program Highlights (Capital Grants) • $101.5 million investment in regional community, infrastructure, roads and floodplain security projects through the Royalties for the Regions program. • $12.3 million for the Cairns Shipping Development Project. • $4.2 million to Brisbane City Council for Roma Street Parklands capital works. Economic Development Queensland In 2014-15, Economic Development Queensland has capital purchases of $52.8 million. Program Highlights (Property, Plant and Equipment) • $49.1 million for early works on the Commonwealth Games Village (demolition, bulk earthworks and trunk infrastructure). • $3.3 million for development works in various industrial estates. South Bank Corporation In 2014-15, South Bank Corporation has capital works totalling $13.3 million, to be developed in consultation with the Government, to maintain and enhance the value of its assets, particularly its investment properties. Capital Statement 2014-15 93

State Development, Infrastructure and Planning					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
DEPARTMENT OF STATE DEVELOPMENT, INFRASTRUCTURE AND PLANNING					
Property, Plant and Equipment					
Other plant and equipment	Various			**1,716**	Ongoing
Total Property, Plant and Equipment				**1,716**	
Capital Grants					
Royalties for the Regions	Various	291,488		**101,488**	190,000
Cairns Shipping Development Project	306	40,000	6,200	**12,300**	21,500
Roma Street Parklands	305			**4,246**	Ongoing
Total Capital Grants				**118,034**	
ECONOMIC DEVELOPMENT QUEENSLAND					
Property, Plant and Equipment					
Commonwealth Games Village	309	325,555	47,066	**49,055**	229,434
Willowbank Industrial Development	310	74,967	10,567	**1,000**	63,400
Gladstone State Development Area	308	13,313	1,513	**800**	11,000
Townsville Regional Industrial Estate	318	35,250		**750**	34,500
Clinton Industrial Development	308	12,232	232	**500**	11,500
Abbot Point State Development Area	312	6,385	135	**250**	6,000
Other plant and equipment	Various			**429**	Ongoing
Total Property, Plant and Equipment				**52,784**	
SOUTH BANK CORPORATION					
Property, Plant and Equipment					
Capital purchases, enhancement and refurbishment	305			**900**	Ongoing
Enhancements - investment properties	305			**8,386**	Ongoing

94 Capital Statement 2014-15

State Development, Infrastructure and Planning Statistical Total Expenditure Budget Post Area Estimated to 2014-15 2014-15 Project Cost 30-06-14 $‘000 $‘000 $‘000 $‘000 Enhancements—Brisbane 305 4,000 Ongoing Convention and Exhibition Centre Total Property, Plant and Equipment 13,286 TOTAL STATE DEVELOPMENT, INFRASTRUCTURE AND 67,786 PLANNING (PPE) TOTAL STATE DEVELOPMENT, INFRASTRUCTURE AND 118,034 PLANNING (CG) Capital Statement 2014-15 95

TOURISM, MAJOR EVENTS, SMALL BUSINESS AND THE COMMONWEALTH GAMES The total capital purchases for the Department of Tourism, Major Events, Small Business and the Commonwealth Games in 2014-15 are $15.7 million, with $46.9 million in capital grants. Program Highlights (Property, Plant and Equipment) • $14.9 million is allocated towards the Queensland State Velodrome for track cycling. • $0.8 million is allocated towards the Belmont Shooting Centre for shooting (clay, target, full bore, pistol and small bore). The capital grants for Department of Tourism, Major Events, Small Business and the Commonwealth Games in 2014-15 are $11 million for construction of new facilities for the Gold Coast Show and $35.9 million for the development and construction of Gold Coast 2018 Commonwealth Games venues. Program Highlights (Capital Grants) • $11 million is allocated for grants to the Gold Coast Turf Club for the development and construction of the relocated Gold Coast Showgrounds. • $18.7 million is allocated as grants for the Carrara Sports and Leisure Centre. • $12.6 million is allocated as grants for the Coomera Sports and Leisure Centre. • $3.3 million is allocated as grants for other venues. • $1.2 million is allocated as grants for the Runaway Bay Sports Centre. • $0.1 million is allocated as grants for the Gold Coast Aquatic Centre. 96 Capital Statement 2014-15

Tourism, Major Events, Small Business and the Commonwealth Games					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
DEPARTMENT OF TOURISM, MAJOR EVENTS, SMALL BUSINESS AND THE COMMONWEALTH GAMES					
Property, Plant and Equipment					
Queensland Velodrome	301	55,234	1,172	**14,928**	39,134
Belmont Shooting Centre	301	13,450	55	**796**	12,599
Total Property, Plant and Equipment				**15,724**	
Capital Grants					
Gold Coast Show Relocation	309	13,000	2,000	**11,000**	
Carrara Sports and Leisure Centre	309	99,378	1,373	**18,650**	79,355
Coomera Sports and Leisure Centre	309	38,873	795	**12,580**	25,498
Runaway Bay Sports Centre	309	12,293	59	**1,178**	11,056
Gold Coast Aquatic Centre	309	41,391	41,243	**148**	
Other Venues - Capital Grants	309	53,631	703	**3,309**	49,619
Total Capital Grants				**46,865**	
TOTAL TOURISM, MAJOR EVENTS, SMALL BUSINESS AND THE COMMONWEALTH GAMES (PPE)				**15,724**	
TOTAL TOURISM, MAJOR EVENTS, SMALL BUSINESS AND THE COMMONWEALTH GAMES (CG)				**46,865**	

Note:

In accordance with the Venue Infrastructure Governance framework, the Department of State Development, Infrastructure and Planning has project and budget accountability responsibility for Gold Coast 2018 Commonwealth Games venue delivery.

Capital Statement 2014-15 97

TRANSPORT AND MAIN ROADS In 2014-15, total capital purchases for the Transport and Main Roads portfolio are $4.590 billion, with capital grants of $223.5 million. The portfolio includes the Department of Transport and Main Roads, Queensland Rail, Far North Queensland Ports Corporation Limited, Gladstone Ports Corporation Limited, North Queensland Bulk Ports Corporation Limited, Port of Townsville Limited, RoadTek and the Gold Coast Waterways Authority. Department of Transport and Main Roads In 2014-15, capital purchases total $3.913 billion towards critical infrastructure investment across the State, with $223.5 million in capital grants. The Queensland Government is committed to delivering safe and cost effective transport infrastructure that meets the current and future needs of Queensland. Program Highlights (Property, Plant and Equipment) • $374 million towards construction of the Moreton Bay Rail Link, a dual-track passenger rail line from Petrie Station to Kippa-Ring Station, at a total cost of $988 million, which is jointly Australian, Queensland and local government funded. • $177.3 million towards the duplication of the Bruce Highway (Cooroy to Curra) from Cooroy Southern Interchange to Sankeys Road (Section A), at a total cost of $590 million, which is jointly Australian and Queensland Government funded. • $143.5 million provided by the Australian Government as part of its $929.6 million contribution for the $1.162 billion Gateway Upgrade North project, between Nudgee and Bracken Ridge. • $130 million towards the $150 million capital recovery and reconstruction works program resulting from natural disaster events throughout the State in early 2014. • $80.4 million towards the Townsville Ring Road Stage 4, which will provide a high-speed bypass of Townsville for heavy and commercial vehicles, at a total cost of $200 million, which is jointly Australian and Queensland Government funded. • $66 million to duplicate a section of the Bruce Highway from two to four lanes, from Vantassel Street to Cluden, at a total cost of $137.5 million, which is jointly Australian and Queensland Government funded. • $50.7 million for upgrading the interchange at Smith Street and Olsen Avenue, and improvements on Smith Street east of the Pacific Motorway, at a total cost of $119.4 million. 98 Capital Statement 2014-15

• $47 million to provide a new elevated crossing of the Bruce Highway across the Yeppen Floodplain, at a total cost of $296 million, which is jointly Australian and Queensland Government funded. • $41.1 million to widen a portion of the Centenary Highway to six lanes, in conjunction with the Legacy Way tunnel project and the Moggill Road interchange upgrade, at a total cost of $41.8 million. • $38 million to widen the Mount Gravatt—Capalaba Road, between Broadwater Road and Mount Petrie Road to six lanes, as part of the Gateway Upgrade South project, at a total cost of $135.8 million, which is jointly Australian and Queensland Government funded. • $30.4 million towards the Toowoomba Second Range Crossing project, a bypass route to the north of Toowoomba, approximately 41 km in length, running from the Warrego Highway at Helidon, to the Gore Highway at Athol, via Charlton, at a total cost of $1.606 billion, which is jointly Australian and Queensland Government funded. • $25.4 million for the New Generation Rollingstock project to construct a new maintenance facility and new rollingstock to meet the growing demand for rail services in South East Queensland. • $24.5 million to commence Stage 1, upgrading of the Bruce Highway between Caloundra Road and the Sunshine Motorway, at a total cost of $1.134 billion (Stages 1 and 2), which is jointly Australian and Queensland Government funded. • $18.4 million provided by the Australian Government as part of its $208.4 million contribution for the Cape York Region Package, which is not limited to transport infrastructure. • $14.5 million to upgrade the Mackay Ring Road Stage 1, at a total cost of $560 million, which is jointly Australian and Queensland Government funded. Program Highlights (Capital Grants) • $79.2 million of Royalties for the Regions funding to provide better, safer roads to support regions that host significant resource developments. • $31.8 million of transport infrastructure development grants for upgrades to local government controlled roads. • $22.7 million to upgrade school bus fleets across Queensland. • $14.8 million towards the development of cycle networks throughout Queensland. Capital Statement 2014-15 99

• $12.2 million to provide improvements for sites with identified safety concerns, funded under the Australian Government Black Spot program. • $3.9 million as part of the $7.5 million commitment over four years towards installation of flashing lights in school zones. • $1.2 million for construction of a bus stop and complementary works at Bolsover Street, Rockhampton, at a total cost of $2.7 million. Gold Coast Waterways Authority In 2014-15, the Gold Coast Waterways Authority has allocated $7.7 million to improve management of, and provide better access to the Gold Coast waterways, canals and rivers. Program Highlights (Property, Plant and Equipment) • $4.3 million for improving access and safety by dredging navigation channels, providing destinations on Gold Coast waterways and improving accessibility and quality of waterways information. • $2 million towards provision of boating infrastructure including construction of boat ramps and pontoons at the Southport Broadwater Parklands, Tallebudgera Creek, Hollywell and the re-development of the Surfers Paradise riverfront. • $1.4 million on infrastructure including the re-development of the Seaway Kiosk and Doug Jennings Park facilities and upgrades to the Gold Coast Seaway Sand Bypass System. Queensland Rail In 2014-15, $490.2 million is allocated towards capital outlays for Queensland Rail. Program Highlights (Property, Plant and Equipment) $191.8 million was provided towards Network Assets across Queensland including: • $64.6 million towards replacement and upgrade of rail track, turnouts and diamonds throughout the state • $34.4 million towards civil works which includes the replacement of bridges, culverts and related structures throughout the state • $28.7 million towards the construction of the third and fourth tracks between Lawnton and Petrie, at a total estimated cost of $159.2 million. 100 Capital Statement 2014-15

$254.6 million is provided towards Passenger Rail Operations across Queensland including: • $100.2 million towards Citytrain Rollingstock upgrades and overhauls • $47.7 million towards connection works for the New Generation Rollingstock • $37.8 million towards maintenance and upgrades of existing depot and supporting facilities as well as construction of new facilities • $30.8 million towards enhanced passenger access to stations across the network • $11.1 million towards the Sunlander Rollingstock program to continue delivery of a new and upgraded fleet of Cairns Tilt trains. Far North Queensland Ports Corporation Limited In 2014-15, Far North Queensland Ports Corporation Limited has allocated $6 million towards new and continuing development within its ports in Far North Queensland. Program Highlights (Property, Plant and Equipment) • $1.6 million to continue the extension of the Cairns boardwalk and foreshore promenade, at a total cost of $22.1 million. • $1 million to finalise the Environmental Impact Statement to expand shipping access to the Port of Cairns and dredge Trinity Inlet, at a total cost of $4.6 million. Gladstone Ports Corporation Limited In 2014-15, Gladstone Ports Corporation Limited has allocated $120.3 million towards ongoing development at the Port of Gladstone, and additional works at the Port of Bundaberg and Port of Rockhampton. Program Highlights (Property, Plant and Equipment) • $50.6 million towards continuing upgrades at the RG Tanna Coal Terminal at the Port of Gladstone, at a total cost of $90.5 million. • $13 million to continue the Environmental Impact Statement process for the development of outer channels, including a new marina facility at Boyne River, at a total cost of $20 million. • $11 million to continue the development of a new tug facility, including service and berthing pontoons for 12 tugs, at a total cost of $34.3 million. Capital Statement 2014-15 101

North Queensland Bulk Ports Corporation Limited

In 2014-15, North Queensland Bulk Ports Corporation Limited has allocated $24 million to continue port planning and development initiatives to meet industry requirements for export coal facilities.

Program Highlights (Property, Plant and Equipment)

- $5 million towards Mackay Breakwater upgrade.

Port of Townsville Limited

In 2014-15, Port of Townsville Limited has allocated $18.4 million towards ongoing development at the Port of Townsville, and additional works at the Port of Lucinda.

Program Highlights (Property, Plant and Equipment)

- $12.1 million for the demolition of the existing Berth 6 and 7 to allow improved navigational access to the port's existing berths.

Transport and Main Roads					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
DEPARTMENT OF TRANSPORT AND MAIN ROADS					
Property, Plant and Equipment					
Metropolitan District					
Centenary Motorway, widen to 6 lanes	304	41,762	200	**41,062**	500
Centenary Motorway, Toowong, miscellaneous works	304	15,307	2,161	**13,146**	
Gateway Motorway - South, Mount Gravatt - Capalaba Road widen to 6 lanes and Pacific Motorway interchange upgrade	303	135,754	58,324	**37,980**	39,450
Gateway Upgrade North[1]	302	1,162,000		**143,460**	1,018,540
New Generation Rollingstock and Wulkuraka Maintenance Centre	310	4,146,465	18,343	**25,425**	4,102,697
North Brisbane Bikeway (Herston - Bowen Hills), construct cycleway	304	10,789	3,646	**7,143**	
Pacific Motorway, Veloway 1 (Stages D & E), construct cycleway	304	24,959	1,369	**12,237**	11,353
Warrigal Road Greenlink, Eight Mile Plains, priority bus works	304	9,166	1,459	**7,707**	

102 Capital Statement 2014-15

Transport and Main Roads					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Warrego Highway (Ipswich - Toowoomba), Brisbane Valley Highway, upgrade intersection	310	93,378	76,600	**16,778**	
Warrego Highway (Ipswich - Toowoomba), Claus Road / Thagoona Haigslea Road, improve intersection	310	5,779	319	**5,460**	
Warrego Highway (Ipswich - Toowoomba), reconstruction works	310	11,525	9,859	**1,666**	
Other construction	305	204,611		**204,611**	
Sub-total Metropolitan District				**516,675**	
South Coast District					
Advancetown - Mudgeeraba Road, Worongary Creek Floodway Upgrade	309	3,981	750	**3,231**	
Browns Plains Bus Station Upgrade	311	10,201	3,789	**6,412**	
Labrador - Carrara Road, Smith Street / Olsen Avenue, upgrade interchange	309	119,356	46,634	**50,712**	22,010
Logan Motorway - Nerang, rehabilitate pavement	309	68,702	45,202	**23,500**	
Pacific Motorway, Worongary - Mudgeeraba, widen to 6 lanes	309	95,500	57,500	**38,000**	
Stapylton - Jacobs Well Road, Behms Creek, replace bridge	309	4,505	1,255	**3,250**	
Waterford - Tamborine Road, reconstruction works	311	3,658	180	**3,478**	
Other construction	309	115,032		**115,032**	
Sub-total South Coast District				**243,615**	
Wide Bay Burnett District					
Bruce Highway (Maryborough - Gin Gin), construct overtaking lane	319	6,000	1,000	**5,000**	
Bruce Highway (Maryborough - Gin Gin), Lucketts Road, improve intersection	319	8,000	3,176	**4,824**	

Capital Statement 2014-15 103

Transport and Main Roads					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Bundaberg - Bargara Road, Kennedy Bridge Rehabilitation	319	10,322	6,828	**2,800**	694
Bundaberg - Gin Gin Road, Burnett River Bridge Rehabilitation	319	14,908	10,508	**3,400**	1,000
D'Aguilar Highway (Yarraman - Kingaroy), construct overtaking lane	319	5,250	850	**4,400**	
Isis Highway (Bundaberg - Childers), Childers, rehabilitate pavement	319	12,000	8,796	**3,000**	204
Maryborough - Hervey Bay Road / Woongool Road, improve intersection	319	3,560	490	**2,000**	1,070
Bruce Highway (Gympie - Maryborough), Tinana Interchange Upgrade	319	38,000		**3,000**	35,000
Burnett Highway (Goomeri - Gayndah), reconstruction works	319	5,000	506	**4,494**	
Bunya Highway (Kingaroy - Goomeri), reconstruction works	319	3,177	643	**2,534**	
Gympie - Brooloo Road, reconstruction works	319	3,226	1,038	**2,188**	
Other construction	319	135,009		**135,009**	
Sub-total Wide Bay Burnett District				**172,649**	
North Coast District					
Bruce Highway (Brisbane - Gympie), Cooroy to Curra (Section A), construct new alignment	316	590,000	44,420	**177,316**	368,264
Bruce Highway (Caboolture - Caloundra) Upgrade	Various	195,000	91,774	**80,343**	22,883
Bruce Highway (Brisbane - Gympie), Frizzo Road to Sippy Creek Road, construct interchange	316	14,986	10,181	**4,805**	
Brisbane Valley Highway (Ipswich - Harlin), construct overtaking lanes	310	4,750	500	**4,250**	

104 Capital Statement 2014-15

Transport and Main Roads					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Caloundra Road to Sunshine Motorway, widen to 6 lanes	316	1,134,000		**24,500**	1,109,500
Moreton Bay Rail Link, Petrie Station to Kippa-Ring Station	314	988,000	292,019	**374,000**	321,981
Kenilworth - Brooloo Road, reconstruction works	316	4,658	2,858	**1,800**	
Mount Glorious Road, reconstruction works	314	1,662	300	**1,362**	
Other construction	316	92,740		**92,740**	
Sub-total North Coast District				**761,116**	
Darling Downs District					
Gatton - Esk Road, north of Gatton, widening	317	8,699	200	**6,609**	1,890
Toowoomba Second Range Crossing	317	1,606,250	900	**30,350**	1,575,000
Warrego Highway (Toowoomba -[2] Dalby), Nugents Pinch Road to west of Charlton, widen to 4 lanes	317	110,000	7,431	**18,569**	84,000
Warrego Highway Upgrade[2] Program	317	525,000	300	**5,950**	518,750
Gatton - Esk Road, reconstruction works	317	7,447	2,121	**5,326**	
Toowoomba - Cecil Plains Road, reconstruction works	317	15,973	1,382	**14,591**	
Warrego Highway (Dalby - Miles), reconstruction works	307	24,437	2,365	**22,072**	
Warrego Highway (Ipswich - Toowoomba), reconstruction works	317	40,683	10,755	**29,928**	
Warrego Highway (Toowoomba - Dalby), reconstruction works	307	42,166	12,868	**29,298**	
Other construction	307	101,731		**101,731**	
Sub-total Darling Downs District				**264,424**	
South West District					
Carnarvon Highway (Injune - Rolleston), Injune, pave and seal	307	5,656	750	**4,906**	

Capital Statement 2014-15 105

Transport and Main Roads					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Carnarvon Highway (Injune - Rolleston), various locations, widen and seal	307	1,500		**1,500**	
Noondoo - Thallon Road, Thallon, pave and seal	307	2,400	527	**1,408**	465
Roma - Condamine Road, Yuleba Creek Bridge Replacement	307	5,725	1,960	**3,765**	
Bulloo Developmental Road (Cunnamulla - Thargomindah), reconstruction works	315	11,253	8,700	**2,553**	
Mitchell Highway (Cunnamulla - Charleville), reconstruction works	315	10,369	8,313	**2,056**	
Mitchell Highway (Barringun - Cunnamulla), reconstruction works	315	8,923	7,084	**1,839**	
Other construction	307	52,534		**52,534**	
Sub-total South West District				**70,561**	
Fitzroy District					
Bruce Highway (Benaraby - Rockhampton), Old Coach Road, miscellaneous works	308	20,450	13,514	**6,936**	
Dawson Highway, Kin Kora Intersection Upgrade	308	25,200	1,300	**4,550**	19,350
Eidsvold to Theodore Road, Theodore, pave and seal	308	12,000	7,000	**5,000**	
Bruce Highway, Yeppen South, bridge and road upgrades	308	296,000	15,770	**47,030**	233,200
Burnett Highway (Biloela - Mount Morgan), reconstruction works	308	9,559	1,947	**7,612**	
Bruce Highway (Rockhampton - St Lawrence), reconstruction works	308	8,958	1,719	**7,239**	
Bruce Highway (Benaraby - Rockhampton), reconstruction works	308	6,635	1,030	**5,605**	
Other construction	308	153,730		**153,730**	
Sub-total Fitzroy District				**237,702**	
Central West District					
Outback Way - Queensland[3]	315	24,500		**7,003**	17,497

106 Capital Statement 2014-15

Transport and Main Roads					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Clermont - Alpha Road, Native Companion Creek Bridge Construction	315	7,073	1,063	**2,378**	3,632
Jundah - Quilpie Road, pave and seal	315	1,840	61	**1,779**	
Landsborough Highway (Augathella - Tambo), reconstruction works	315	19,224	10,000	**9,224**	
Other construction	315	53,855		**53,855**	
Sub-total Central West District				**74,239**	
Mackay Whitsunday District					
Bowen Developmental Road (Bowen - Collinsville), rehabilitation	312	10,000	3,500	**6,500**	
Bruce Highway (St Lawrence - Mackay), Showground and Shakespeare Street, improve intersections	312	13,843	4,128	**7,715**	2,000
Bruce Highway (St Lawrence - Mackay), Hay Point Road, construct roundabout	312	15,000	500	**2,000**	12,500
Bruce Highway (Mackay - Proserpine), Conningsby Dual Carriageway, construct additional lane	312	9,693	5,615	**1,078**	3,000
Mackay Ring Road (Stage 1)	312	560,000		**14,500**	545,500
Peak Downs Highway (Nebo - Mackay), Fiery Creek - Boundary Creek, widen and pave	312	6,723	4,551	**2,172**	
Peak Downs Highway (Nebo - Mackay), Nebo, rehabilitate bridge	312	6,400	2,525	**3,875**	
Peak Downs Highway (Nebo - Mackay), Sandy Creek, upgrade bridge	312	10,267	5,927	**4,340**	
Rockleigh - North Mackay Road, Sams Road - Barnes Creek Road, construct deviation	312	24,854	21,941	**2,913**	
Peak Downs Highway (Nebo - Mackay), reconstruction works	312	8,444	2,000	**6,444**	

Capital Statement 2014-15 107

Transport and Main Roads					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Other construction	312	60,167		**60,167**	
Sub-total Mackay Whitsunday District				**111,704**	
Far North District					
Bruce Highway (Ingham - Innisfail), Broderick Road - Feluga Road, construct overtaking lane	306	6,886	4,669	**2,217**	
Bruce Highway (Ingham - Innisfail), Mourilyan Road, improve intersection	306	2,885	100	**2,785**	
Cairns Southern Access Corridor (Stage 2)	306	58,000		**8,500**	49,500
Cape York Region Package[4]	315	208,400		**18,400**	190,000
Gillies Range Road, Goldsborough, widen and seal	306	2,050		**2,050**	
Kennedy Highway (Ravenshoe - Mount Garnet), Tully Falls Road - Millstream Falls Road, widen and overlay	306	5,500	250	**5,250**	
Kennedy Highway (Ravenshoe - Mount Garnet), Nettle Creek Bridge Replacement	306	5,000	3,174	**1,826**	
Kennedy Developmental Road (Mount Garnet - The Lynd), widen and seal	306	16,656	14,104	**2,552**	
Peninsula Developmental Road, various sections, construct to seal standard	306	10,000	1,950	**8,050**	
Gulf Developmental Road (Georgetown - Mount Garnet), reconstruction works	306	11,974	3,208	**8,766**	
Palmerston Highway (Innisfail - Ravenshoe), reconstruction works	306	6,143	2,887	**3,256**	
Other construction	306	163,874		**163,874**	
Sub-total Far North District				**227,526**	
Northern District					
Bruce Highway (Townsville - Ingham), Macarthur Drive/Melton Black Drive, upgrade intersection	318	12,600	10,100	**2,500**	

108 Capital Statement 2014-15

Transport and Main Roads					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Bruce Highway (Townsville - Ingham), Townsville Ring Road (Stage 4), construct bypass	318	200,000	27,041	**80,350**	92,609
Bruce Highway Upgrade (Vantassel to Cluden), near Cluden, widen to 4 lanes	318	137,500	61,500	**66,000**	10,000
Dalrymple Road /Banfield Drive, Mt Louisa, realignment traffic lanes	318	18,021	3,770	**14,251**	
Flinders Highway (Charters Towers - Hughenden), reconstruction works	318	32,339	30,658	**1,681**	
Gregory Developmental Road (Charters Towers - The Lynd), reconstruction works	318	31,886	11,203	**20,683**	
Ingham - Halifax - Bemerside Road, reconstruction works	318	11,904	3,968	**7,936**	
Other construction	318	98,612		**98,612**	
Sub-total Northern District				**292,013**	
North West District					
Burke Developmental Road (Cloncurry - Normanton), reseal	315	5,863		**5,863**	
Flinders Highway (Julia Creek - Cloncurry), various locations, reseal	315	2,800		**2,800**	
Kennedy Developmental Road (The Lynd - Hughenden), 7km section, construct to sealed standard	315	10,210	8,190	**2,020**	
Burke Developmental Road (Cloncurry - Normanton), reconstruction works	315	13,945	3,381	**10,564**	
Burke Developmental Road (Normanton - Dimbulah), reconstruction works	315	10,060	3,875	**6,185**	
Flinders Highway (Richmond - Julia Creek), reconstruction works	315	19,004	2,143	**16,861**	
Flinders Highway (Hughenden - Richmond), reconstruction works	315	20,369	9,898	**10,471**	

Capital Statement 2014-15 109

Transport and Main Roads					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Wills Developmental Road (Julia Creek - Burketown), reconstruction works	315	3,503		**3,503**	
Other construction	315	22,040		**22,040**	
Sub-total North West District				**80,307**	
State Wide					
Boating Infrastructure Minor Works	Various			**18,009**	Ongoing
Transport Corridor Acquisition Fund	Various			**81,000**	Ongoing
Passenger Transport Facilities Program	Various			**25,962**	Ongoing
Maritime Safety Minor Works	Various			**6,377**	Ongoing
Other construction	Various	691,722		**691,722**	
Sub-total State Wide				**823,070**	
Other Property, Plant and Equipment					
Corporate Buildings	Various			**1,000**	Ongoing
Information Technology	Various			**11,402**	Ongoing
Plant and Equipment	Various			**25,021**	Ongoing
Sub-total Other Property, Plant and Equipment				**37,423**	
Total Property, Plant and Equipment				**3,913,024**	
Capital Grants					
Black Spot	Various			**12,178**	Ongoing
Boating Capital Grants	Various			**500**	Ongoing
Bolsover Street Bus Stop	308	2,700		**1,200**	1,500
Cycle Program	Various			**14,794**	Ongoing
Installation of Flashing Lights in School Zones	Various	7,500	2,850	**3,900**	750
Installation of School Zone Signs	Various	5,200	3,100	**2,100**	
Passenger Transport Accessible Infrastructure Program	Various			**5,032**	Ongoing
Queensland School Bus Upgrade	Various			**22,735**	Ongoing
Transport Infrastructure Development Scheme	Various			**31,800**	Ongoing
Upgrade Key Rail Crossings	Various	128,400	78,400	**50,000**	
Royalties for the Regions					
Charlton Wellcamp Enterprise Area	307	10,000		**10,000**	
Injune - Taroom Road Upgrade	307	7,000		**7,000**	

110 Capital Statement 2014-15

Transport and Main Roads					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Arcadia Valley Road Upgrade	308	8,000		**6,000**	2,000
Fairview Road Upgrade	307	5,000		**5,000**	
Other Royalties for the Regions	Various	51,235		**51,235**	
Total Capital Grants				**223,474**	
GOLD COAST WATERWAYS AUTHORITY					
Property, Plant and Equipment					
Navigation Access and Safety[5]	309	16,184	7,079	**4,292**	4,813
Boating Infrastructure Program[5]	309	6,191	2,873	**2,000**	1,318
Plant, Equipment and Minor Works[5]	309	2,852	657	**1,405**	790
Total Property, Plant and Equipment				**7,697**	
ROADTEK					
Property, Plant and Equipment					
Hire Plant	Various			**10,000**	Ongoing
Total Property, Plant and Equipment				**10,000**	
QUEENSLAND RAIL					
Property, Plant and Equipment					
Network Assets					
Lawnton to Petrie: Third Track	302	159,150	5,770	**28,675**	124,705
Coomera to Helensvale Duplication	309	189,600	55	**2,000**	187,545
Signalling Works	Various			**14,644**	Ongoing
Civil Works	Various			**34,390**	Ongoing
Track Works	Various			**64,554**	Ongoing
Rail Network and Renewal Upgrades	Various			**47,531**	Ongoing
Sub-total Network Assets				**191,794**	
Passenger Rail Operations					
Sunlander 14 Rollingstock	319	204,000	190,376	**11,134**	2,490
Automatic Train Protection II	305	14,633	2,921	**11,712**	
New Generation Rollingstock: Connection Works	310	76,919	18,600	**47,660**	10,659

Capital Statement 2014-15 111

Transport and Main Roads					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
New Generation Rollingstock: Stabling Facilities	Various	115,933	1,276	**10,904**	103,753
Citytrain Rollingstock	Various			**100,225**	Ongoing
Depot Works	Various			**37,782**	Ongoing
Station upgrades	Various			**30,814**	Ongoing
Rail Passenger Asset Renewal and Upgrades	Various			**4,326**	Ongoing
Sub-total Passenger Rail Operations				**254,557**	
Business Enabling					
Enterprise Asset Management System	305	28,751	17,666	**11,085**	
Statewide Operating and Enabling Works	Various			**32,781**	Ongoing
Sub-total Business Enabling				**43,866**	
Total Property, Plant and Equipment				**490,217**	

FAR NORTH QUEENSLAND PORTS CORPORATION LIMITED

Property, Plant and Equipment					
Foreshore Development	306	22,092	19,452	**1,640**	1,000
Cairns Shipping Development Project & Environmental Impact Statement	306	4,638	3,612	**1,026**	
Site Decontamination	306	1,700	100	**400**	1,200
Lease Acquisitions	306	515	140	**375**	
Cityport Commercial Allowance	306	3,870	2,470	**300**	1,100
Tingira St Subdivision Development	306	32,521	2,477	**483**	29,561
Mourilyan Land Development for Bulk Cargo	306	3,000	1,750	**250**	1,000
Tingira St Warehouse/Shops - Release 2	306	120		**120**	
Plant, Equipment and Minor Works	306			**1,404**	Ongoing
Total Property, Plant and Equipment				**5,998**	

GLADSTONE PORTS CORPORATION LIMITED

Property, Plant and Equipment					
RG Tanna Coal Terminal Projects	308	90,545	31,610	**50,560**	8,375
Channel Duplication Investigations	308	20,000	2,206	**13,000**	4,794

112 Capital Statement 2014-15

Transport and Main Roads					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
New Tug Facility	308	34,300	23,300	**11,000**	
Commercial Projects	308	22,512	11,362	**9,650**	1,500
Eastshores Development	308	10,000	1,237	**5,119**	3,644
Wiggins Island Operational Readiness	308	5,000	335	**4,665**	
Clinton Bypass Channel Dredging	308	58,425	54,721	**3,704**	
Port Services Projects	308	5,500	1,950	**3,550**	
Fisherman's Landing Projects	308	6,950	1,141	**3,109**	2,700
Property Projects	308	1,300		**1,050**	250
Plant, Equipment and Minor Works	308			**14,851**	Ongoing
Total Property, Plant and Equipment				**120,258**	

NORTH QUEENSLAND BULK PORTS CORPORATION LIMITED

Property, Plant and Equipment					
Mackay Breakwater Upgrade	312	5,000		**5,000**	
Louisa Creek Land Acquisitions	312	15,300	9,258	**4,200**	1,842
Hay Point Strategic Land Acquisition	312	3,700		**3,700**	
Relocation of Tugs	312	2,600		**2,600**	
Harbour Rd East including Roundabout	312	1,122		**1,122**	
Wharf 1 sealing	312	1,100		**1,100**	
Abbot Point Indigenous Land Use Agreement	312	4,000	3,400	**600**	
Mackay Port Development General	312			**4,380**	Ongoing
Abbot Point Port Development General	312			**620**	Ongoing
Hay Point Port Development General	312			**110**	Ongoing
Plant, Equipment and Minor Works	Various			**543**	Ongoing
Total Property, Plant and Equipment				**23,975**	

PORT OF TOWNSVILLE LIMITED

Property, Plant and Equipment					
Berths 6 and 7 Demolition	318	14,222		**12,132**	2,090
Laydown Facility	318	1,620		**1,620**	
Road Upgrades	318	926		**926**	
Ross Creek Commercial Infrastructure Development	318	1,088	588	**500**	

Capital Statement 2014-15 113

Transport and Main Roads					
Project	Statistical Area	Total Estimated Cost $'000	Expenditure to 30-06-14 $'000	**Budget 2014-15 $'000**	Post 2014-15 $'000
Plant, Equipment and Minor Works	318			**3,222**	Ongoing
Total Property, Plant and Equipment				**18,400**	
TOTAL TRANSPORT AND MAIN ROADS (PPE)				**4,589,569**	
TOTAL TRANSPORT AND MAIN ROADS (CG)				**223,474**	

Notes:

1. TMR's forward estimates reflect Australian Government funding commitment of only $929.6 million, for the $1.162 billion Gateway Upgrade North project. The balance of the funds will be provided by the Queensland Government through the Queensland Motorways Ltd sale process.
2. Part of the $635 million program to upgrade the Warrego Highway between Toowomba and Miles.
3. Reflects Australian, Queensland and local government funding for sealing and upgrading sections of the Outback Way and other links in outback Queensland.
4. Reflects Australian Government funding commitment only of $208.4 million for the Cape York Region Package, which is not limited to transport infrastructure. An agreed program of works and associated Queensland Government funding, is currently under negotiation with the Australian Government.
5. Figures represent approved project funding to 2015-16. Future funding levels have yet to be determined.

114 Capital Statement 2014-15

TREASURY AND TRADE Queensland Treasury and Trade’s capital purchases for 2014-15 will be $6.6 million. Program Highlights (Property, Plant and Equipment) • $5.5 million for the development and implementation of new system capability to support improved fine collection and debt recovery by the State Penalties Enforcement Registry (SPER). • $1.1 million for ongoing asset replacement, primarily the replacement of existing IT assets, office equipment and leasehold improvements. Treasury and Trade Statistical Total Expenditure Budget Post Area Estimated to 2014-15 2014-15 Project Cost 30-06-14 $‘000 $‘000 $‘000 $‘000 QUEENSLAND TREASURY AND TRADE Property, Plant and Equipment SPER Reform Program—New 305 5,500 5,500 System Development Asset Replacement 305 1,120 1,120 Total Property, Plant and Equipment 6,620 TOTAL TREASURY AND TRADE (PPE) 6,620 Capital Statement 2014-15 115

APPENDIX A – ENTITIES INCLUDED IN CAPITAL OUTLAYS 2014-15 Aboriginal and Torres Strait islander and Multicultural Affairs Department of Aboriginal and Torres Strait islander and Multicultural Affairs Agriculture, Fisheries and Forestry Department of Agriculture, Fisheries and Forestry Australian Agricultural College Corporation QRAA Communities, Child Safety and Disability Services Department of Communities, Child Safety and Disability Services Education, Training and Employment Department of Education, Training and Employment Gold Coast Institute of TAFE Southbank Institute of Technology Queensland Studies Authority Electoral Commission of Queensland Energy and Water Supply Department of Energy and Water Supply CS Energy Limited Stanwell Corporation Limited Energex Limited Ergon Energy Corporation Limited Powerlink Queensland SunWater Limited Gladstone Area Water Board Mount Isa Water Board Queensland Bulk Water Supply Authority Environment and Heritage Protection Department of Environment and Heritage Protection Fire and Emergency Services Queensland Fire and Emergency Services 116 Capital Statement 2014-15

Health Queensland Health and Hospital and Health Services Council of the Queensland Institute of Medical Research Housing and Public Works Department of Housing and Public Works Queensland Building Services Authority Residential Tenancies Authority Justice and Attorney General Department of Justice and Attorney-General Public Trust Office Legal Aid Queensland Crime and Misconduct Commission Legislative Assembly of Queensland Local Government, Community Recovery and Resilience Department of Local Government, Community Recovery and Resilience Queensland Reconstruction Authority National Parks, Recreation, Sport and Racing Department of National Parks, Recreation, Sport and Racing Stadiums Queensland Natural Resources and Mines Department of Natural Resources and Mines Office of the Governor Office of the Ombudsman Police Queensland Police Service Premier and Cabinet Department of the Premier and Cabinet Capital Statement 2014-15 117

Public Safety Business Agency Queensland Fire and Emergency Services Queensland Police Service Queensland Audit Office Science, Information Technology, Innovation and the Arts Department of Science, Information Technology, Innovation and the Arts Library Board of Queensland CITEC Queensland Shared Services State Development, Infrastructure and Planning Department of State Development, Infrastructure and Planning Economic Development Queensland South Bank Corporation Tourism, Major Events, Small Business and the Commonwealth Games Department of Tourism, Major Events, Small Business and the Commonwealth Games Transport and Main Roads Department of Transport and Main Roads Gold Coast Waterways Authority RoadTek Queensland Rail Limited Far North Queensland Ports Corporation Limited Gladstone Ports Corporation Limited North Queensland Bulk Ports Corporation Limited Port of Townsville Limited Treasury and Trade Queensland Treasury and Trade Nominal Defendant 118 Capital Statement 2014-15

APPENDIX B – KEY CONCEPTS AND COVERAGE COVERAGE OF THE CAPITAL STATEMENT Under accrual output budgeting, capital is the stock of assets including property, plant and equipment and intangible assets that an agency owns and/or controls and uses in the delivery of services, as well as capital grants made to other entities. The following definitions are applicable throughout this document: capital purchases – property, plant and equipment outlays as per the financial statements excluding asset sales, depreciation and revaluations; and capital grants – capital grants to other entities and individuals (excluding grants to other Government departments and statutory bodies). Capital purchases and capital grants include information for all bodies defined as reporting entities for the purpose of whole-of-Government financial reporting requirements, excluding Public Financial Corporations. Projects without a recorded total estimated cost are ongoing. The entities included in scope for the Capital Statement are listed in Appendix A. CAPITAL CONTINGENCY Consistent with the approach adopted in previous years, a capital contingency reserve has been included. This reserve recognises that while agencies budget to fully use their capital works allocation, circumstances such as project lead-in times, project management constraints, unexpected weather conditions and capacity constraints such as the supply of labour and materials may prevent full usage. On a whole-of-Government basis, there is likely to be underspending, resulting in a carryover of capital allocations. Capital Statement 2014-15 119

120 Total Capital Purchases within Statistical Area for 2014-151 Brisba ne Ipswic h Wide Ba y Bne Est Bne Nth Bne Sth Bne Wst Inne r Bne Sub Tota l Entity 2 $ ‘0 0 0 $ ‘0 00 $ ‘0 0 0 $ ‘00 0 $ ‘0 0 0 $ ‘0 0 0 $‘0 0 0 $ ‘0 0 0 CAPITAL Aboriginal and Torres Strait Islander and Multicultural Affairs . . . . 385 385 . . Agriculture, Fisheries and Forestry 659 600 1,345 538 5,577 8,719 892 843 APPENDIX Communities, Child Safety and Disability Services 738 2,511 1,113 601 802 5,765 5,480 1,713 C Education, Training and Employment 14,128 13,283 58,520 17,347 14,748 118,026 17,936 25,994 Energy and Water Supply 23,404 203,198 217,126 103,652 243,011 790,391 112,263 428,493 –Environment and Heritage Protection 1,455 1,321 2,191 1,183 1,578 7,728 1,964 1,856 Fire and Emergency Services 419 381 631 341 455 2,227 566 535 Health 30,958 26,387 45,627 28,641 298,996 430,609 49,759 41,274 Housing and Public Works 3,218 9,652 14,440 3,988 21,475 52,773 5,996 8,900 Justice and Attorney-General 1,199 1,364 3,115 12,465 17,246 35,389 52,246 3,051 Legislative Assembly of Queensland . . . . 3,170 3,170 . . PURCHASES Local Government, Community Recovery and Resilience . . . . 10 10 . . National Parks, Recreation, Sport and Racing 7,210 4,009 3,289 3,359 2,898 20,765 996 2,391 Capital Natural Resources and Mines 100 5,100 100 100 7,410 12,810 250 250 BY Police Services 1,181 1,070 1,775 959 1,279 6,264 1,591 1,504 Premier and Cabinet . . . . 1,184 1,184 . . Public Safety Business Agency3 5,996 5,442 9,026 4,876 8,801 34,141 8,340 12,211 Science, Information Technology, Innovation and the Arts 104 93 155 84 14,528 14,964 257 131 Statement State Development, Infrastructure and Planning 102 95 157 85 13,400 13,839 1,141 134 Tourism, Major Events, Small Business and the Commonw ealth Games 15,724 . . . . 15,724 . . ENTITY 2014 Transport and Main Roads 64,737 230,891 135,420 133,937 297,597 862,582 188,576 266,335 —15 Treasury and Trade . . . . 6,620 6,620 . . Other Agencies4 477 432 716 388 2,142 4,155 633 608 BY Anticipated Capital Contingency Reserve and Other Adjustments5 Funds Allocated 154,832 455,853 445,865 281,664 868,136 2,206,350 404,536 717,556 Notes: 1. Numbers may not add due to rounding and location of adjustments. 2. Includes associated statutory bodies. 3. The Public Safety Business Agency will purchase any capital on behalf of the Inspector General Emergency Management. REGION 4. Includes the Electoral Commission of Queensland, Office of the Governor, Office of the Ombudsman and Queensland Audit Office. 5. The Anticipated Capital Contingency Reserve and other adjustments have been spread across statistical areas proportionate to capital spend. 2014 15 –

Total Capital Purchases within Statistical Area for 2014-151 Darling Downs Gold Coast Mackay Outback D Downs Loga n Toowoomba Sub Total G Coa st Sub Tota l Ma ra noa B’dese rt Entity 2 $ ‘0 0 0 $ ‘0 0 0 $ ‘0 0 0 $ ‘0 0 0 $ ‘00 0 $ ‘0 0 0 $ ‘0 0 0 $‘0 0 0 Aboriginal and Torres Strait Islander and Multicultural Affairs . . . . . . . 1,378 Agriculture, Fisheries and Forestry 936 876 1,812 1,606 911 2,517 523 2,511 Communities, Child Safety and Disability Services 737 2,946 3,683 1,797 1,064 2,861 585 6,443 Education, Training and Employment 30,980 16,499 47,479 52,123 15,322 67,445 21,149 3,693 Energy and Water Supply 141,715 310,386 452,101 155,900 51,761 207,661 221,559 71,848 Environment and Heritage Protection 959 828 1,787 3,536 2,005 5,541 1,151 574 Fire and Emergency Services 276 238 514 1,018 578 1,596 331 165 Health 19,164 25,674 44,838 134,569 40,059 174,628 56,233 33,875 Housing and Public Works 3,397 2,095 5,492 15,278 9,194 24,472 6,510 82,267 Justice and Attorney-General 1,790 2,497 4,287 6,141 1,731 7,872 2,797 1,138 Legislative Assembly of Queensland . . . . . . . . Capital Local Government, Community Recovery and Resilience . . . . . . . 5,606 National Parks, Recreation, Sport and Racing 492 423 915 4,314 1,018 5,332 839 1,845 Natural Resources and Mines 350 250 600 250 200 450 300 300 Police Services 777 671 1,448 2,865 1,625 4,490 932 465 Premier and Cabinet . . . . . . . . Statement Public Safety Business Agency3 3,953 4,612 8,565 14,767 8,262 23,029 4,741 3,844 Science, Information Technology, Innovation and the Arts 242 58 300 249 142 391 81 40 2014 State Development, Infrastructure and Planning 69 60 129 49,309 144 49,453 333 41—15 Tourism, Major Events, Small Business and the Commonwealth Games . . . . . . . . Transport and Main Roads 153,994 254,036 408,030 400,682 99,088 499,770 186,315 204,917 Treasury and Trade . . . . . . . . Other Agencies4 272 314 586 1,148 653 1,801 373 191 Anticipated Capital Contingency Reserve and Other Adjustments5 Funds Allocated 324,525 560,963 885,488 762,011 210,662 972,673 454,882 379,532 Notes: 1. Numbers may not add due to rounding and location of adjustments. 2. Includes associated statutory bodies. 3. The Public Safety Business Agency will purchase any capital on behalf of the Inspector General Emergency Management. 4. Includes the Electoral Commission of Queensland, Office of the Governor, Office of the Ombudsman and Queensland Audit Office. 5. The Anticipated Capital Contingency Reserve and other adjustments have been spread across statistical areas proportionate to capital spend. 121

122 Total Capital Purchases within Statistical Area for 2014-151 Cairns Fitzroy Sunshine Coast Townsville Totals Sunshine Moreton B More ton B Sub Total Coast Nth Sth Entity 2 $ ‘0 0 0 $ ‘0 0 0 $ ‘00 0 $ ‘0 0 0 $ ‘0 0 0 $‘0 0 0 $ ‘0 0 0 $ ‘0 00 Aboriginal and Torres Strait Islander and Multicultural Affairs 64 . . . . . 64 1,891 Agriculture, Fisheries and Forestry 703 2,244 964 675 531 2,170 682 23,616 Communities, Child Safety and Disability Services 787 1,688 4,027 801 594 5,422 792 35,219 Education, Training and Employment 12,791 12,411 26,029 27,927 10,899 64,855 19,891 411,670 Energy and Water Supply 72,505 206,792 187,882 9,450 34,181 231,513 193,472 2,988,598 Environment and Heritage Protection 1,548 1,461 2,122 1,485 1,169 4,776 1,500 29,886 Fire and Emergency Services 446 421 611 428 337 1,376 432 8,609 Health 117,651 65,880 412,755 29,671 23,343 465,769 78,825 1,559,341 Housing and Public Works 21,811 9,396 10,893 10,138 2,583 23,614 23,459 264,690 Justice and Attorney-General 8,435 1,704 2,147 3,623 963 6,733 39,404 163,056 Legislative Assembly of Queensland . . . . . . . 3,170 Local Government, Community Recovery and Resilience 1,847 . . . . . 974 8,437 National Parks, Recreation, Sport and Racing 1,596 2,248 2,530 1,499 592 4,621 1,354 42,902 Capital Natural Resources and Mines 350 250 150 150 150 450 300 16,310 Police Services 1,254 1,184 1,719 1,204 947 3,870 1,216 24,218 Premier and Cabinet . . . . . . . 1,184 Public Safety Business Agency3 6,378 6,021 13,305 6,620 4,815 24,740 8,678 140,688 Statement Science, Information Technology, Innovation and the Arts 109 103 150 105 82 337 482 17,195 State Development, Infrastructure and Planning 111 1,405 152 106 84 342 858 67,786 2014 Tourism, Major Events, Small Business and the Commonw ealth Games . . . . . . . 15,724—15 Transport and Main Roads 283,983 422,965 395,544 66,068 427,339 888,951 377,145 4,589,569 Treasury and Trade . . . . . . . 6,620 Other Agencies4 508 472 690 483 376 1,549 490 11,366 Anticipated Capital Contingency Reserve and Other Adjustments5 (1,030,665) Funds Allocated 480,228 663,864 956,776 144,582 458,697 1,560,055 675,916 9,401,080 Notes: 1. Numbers may not add due to rounding and location of adjustments. 2. Includes associated statutory bodies. 3. The Public Safety Business Agency will purchase any capital on behalf of the Inspector General Emergency Management. 4. Includes the Electoral Commission of Queensland, Office of the Governor, Office of the Ombudsman and Queensland Audit Office. 5. The Anticipated Capital Contingency Reserve and other adjustments have been spread across statistical areas proportionate to capital spend.

State Budget 201415 Capital Statement Budget Paper No.3 www.budget.qld.gov.au

15

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14
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Budget

Budget Measures

State Budget Paper No.4

Great state. Great opportunity.

2014–15 State Budget Papers

Budget Speech

Budget Strategy and Outlook

Capital Statement

Budget Measures

Service Delivery Statements

Appropriation Bills

Concessions Statement

The suite of Budget Papers is similar to that published in 2013-14. The Budget Papers are available online at www.budget.qld.gov.au

© Crown copyright

All rights reserved

Queensland Government 2014

Excerpts from this publication may be reproduced, with appropriate acknowledgement, as permitted under the Copyright Act.

Budget Measures

Budget Paper No.4

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

STATE BUDGET 2014-15

BUDGET MEASURES

Budget Paper No. 4

1.	Overview 1

Introduction 1

Explanation of Scope and Terms 2

Summary Tables 4

2.	Expense Measures 13

Department of Aboriginal and Torres Strait Islander and

Multicultural Affairs 14

Department of Agriculture, Fisheries and Forestry 15

Department of Communities, Child Safety and Disability Services 17

Department of Education, Training and Employment 19

Department of Energy and Water Supply 20

Department of Environment and Heritage Protection 21

Department of Housing and Public Works 24

Department of Justice and Attorney-General 25

Department of Local Government, Community Recovery and

Resilience 29

Department of National Parks, Recreation, Sport and Racing 31

Department of Natural Resources and Mines 32

Department of Science, Information Technology, Innovation and

the Arts 34

Department of State Development, Infrastructure and Planning 36

Department of the Premier and Cabinet 37

Department of Tourism, Major Events, Small Business and the

Commonwealth Games 40

Department of Transport and Main Roads 42

Electoral Commission of Queensland 44

Legislative Assembly of Queensland 45

Public Service Commission 46

Queensland Health 47

Queensland Police Service 49

Queensland Treasury and Trade 52

Whole-of-Government Measures 55

3.	Capital Measures 56

Department of Energy and Water Supply 57

Department of Housing and Public Works 58

Department of Justice and Attorney-General 59

Department of Natural Resources and Mines 60

Department of Science, Information Technology, Innovation and

the Arts 61

Department of Transport and Main Roads 62

Queensland Police Service 64

Queensland Treasury and Trade 65

4.	Revenue Measures 66

Department of Environment and Heritage Protection 67

Department of Natural Resources and Mines 69

Queensland Fire and Emergency Services 70

1. OVERVIEW

FEATURES

This Budget Paper presents a consolidation of expense, capital and revenue measures reflecting decisions by the Government since the 2013-14 Budget.

The measures of the Government reflect its policy agenda of prudent financial management and providing better services for Queenslanders through a comprehensive renewal program.

INTRODUCTION

The purpose of this document is to provide a consolidated view of policy decisions with budgetary impacts made by the Government since the 2013-14 Budget.

This document complements other Budget Papers, in particular Budget Paper No. 2 – Budget Strategy and Outlook, Budget Paper No. 3 – Capital Statement, Concessions Statement and the Service Delivery Statements.

This paper includes only new policy decisions and does not detail the full amount of additional funding being provided to agencies to deliver services and infrastructure. For example, parameter based adjustments, where the funding formula remains unchanged, are not included.

The total funding impact of new measures is summarised in Tables 1 to 3 at the conclusion of this chapter.

For details on the total funding available to agencies, refer to agencies’ Service Delivery Statements.

Budget Measures 2014-15 1

EXPLANATION OF SCOPE AND TERMS

The following is a description of the scope and terms applied in this document.

Scope

This document includes measures with the following features:

Sector. Only Queensland General Government sector agencies are included. Measures involving Government-owned corporations or other Public Non-financial Corporations sector agencies are within scope only if the measures are being funded directly by the General Government sector or if there is a flow through effect (for example, Community Service Obligations).

Timeframe. Measures based on decisions made by the Government since the 2013-14 Budget.

Type. Measures with budgetary impacts, in particular: (i) expense and capital measures with service delivery, capital enhancement, grant or subsidy impacts on the community; and (ii) revenue measures involving a significant change in revenue policy, including changes in tax rate.

Initiatives of a technical nature or non-policy based adjustments, such as parameter based funding adjustments, are not included if the formula to calculate these adjustments has not changed, as they do not reflect changes in government policy. The main focus is on measures reflecting policy decisions that impact directly on the community through service delivery or other means.

Materiality. Minor measures or measures with non-significant community impact are not included in this document.

2	Budget Measures 2014-15

Funding basis

Tables in this document are presented on a net funding basis.

Net funding refers to the impact that the funding of the measure has on appropriations from the Consolidated Fund or centrally held funds to the relevant General Government agency. The tables do not include funding directed to the measure from existing agency resources or other sources.

Amounts refer to additional funding being provided to agencies for a particular program or project, as a result of Government decisions since the 2013-14 Budget. This may differ to other Budget papers, such as Budget Paper No. 3 – Capital Statement, that may refer to total funding.

Where a measure involves material expenditure or revenue collections by more than one department, the measure is reported under each department involved. The addition of each individual department’s portion of a particular measure may not equate to the reported total whole-of-Government figure due to the omission of some department’s portions that did not meet Budget Paper 4’s materiality threshold (i.e. $250,000 over four years).

Amounts included in the tables relating to revenue measures represent the impact of the measure on Government revenue (with a positive amount representing additional revenue).

The following tables identify expense, capital and revenue measures separately, categorised as follows: Up to and including 2013-14 Mid Year Fiscal and Economic Review (MYFER) Since the 2013-14 MYFER.

Budget Measures 2014-15 3

Table 1: Expense measures since the 2013-14 Budget

Expense measures up to and including 2013-14 MYFER	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Department of Agriculture, Fisheries and Forestry					
Biosecurity Emergency Response[1]	3,100	..	..	..	..
Drought Assistance Package[1]	4,000	..	..	..	..
Portfolio Total	**7,100**	**..**	**..**	**..**	**..**
Department of Communities, Child Safety and Disability Services					
Drink Safe Precincts Trial	531	..	..	..	..
Portfolio Total	**531**	**..**	**..**	**..**	**..**
Department of Housing and Public Works					
Procurement Transformation Program[1]	5,000	..	..	..	..
Portfolio Total	**5,000**	**..**	**..**	**..**	**..**
Department of Justice and Attorney-General					
Correctional centre capacity[1]	3,991	7,967	8,011	8,011	8,011
Response to Criminal Motorcycle Gangs	2,167	3,368	1,174	639	..
Portfolio Total	**6,158**	**11,335**	**9,185**	**8,650**	**8,011**
Department of Science, Information Technology, Innovation and the Arts					
Government Wireless Network	15,680	71,300	49,020	47,120	38,240
One-Stop Shop	2,212	8,088	2,900	2,900	2,900
Open Data and Queensland Government publications website	400	400	400	400	400
Portfolio Total	**18,292**	**79,788**	**52,320**	**50,420**	**41,540**
Department of the Premier and Cabinet					
Queensland Anzac Centenary Commemoration Program	6,175	15,725	9,730	6,771	6,298
Public Sector Renewal Program	2,300	4,500	4,750	4,550	1,000
Portfolio Total	**8,475**	**20,225**	**14,480**	**11,321**	**7,298**
Department of Tourism, Major Events, Small Business and the Commonwealth Games					
V8 Supercars Funding	..	2,900	4,700	4,700	..
Theme Park Capital of Australia	10,000	..	..	..	..
Portfolio Total	**10,000**	**2,900**	**4,700**	**4,700**	**..**
Department of Transport and Main Roads					
New Generation Rolling Stock	1,286	1,783	9,545	50,782	58,969
Portfolio Total	**1,286**	**1,783**	**9,545**	**50,782**	**58,969**

4 Budget Measures 2014-15

Expense measures up to and including 2013-14 MYFER	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Public Service Commission					
Leadership and Management Development Programs	820	..	..	..	..
Portfolio Total	**820**	**..**	**..**	**..**	**..**
Queensland Police Service					
Operational Response to Criminal Motorcycle Gangs	9,901	4,268	..	..	..
Crimestoppers Reward Payments related to Criminal Motorcycle Gangs	2,500	2,500	..	..	..
SupportLink Referral Management System	912	912	..	..	..
SupportLink Cairns Safer Streets	483	161	..	..	..
Portfolio Total	**13,796**	**7,841**	**..**	**..**	**..**
Queensland Treasury and Trade					
The Best Place to do Business campaign	3,000	..	..	..	..
Portfolio Total	**3,000**	**..**	**..**	**..**	**..**
Total impact on Expense up to and including MYFER	**74,458**	**123,872**	**90,230**	**125,873**	**115,818**

Budget Measures 2014-15 5

Expense measures since 2013-14 MYFER 2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

Department of Aboriginal and Torres Strait Islander and Multicultural Affairs

Responsible Communities (Cape York Welfare Reform Trial

Continuation) 4,000 4,000

Cultural Diversity Queensland Grants 1,000

Cape York Institute 400 400

Portfolio Total 5,400 4,400

Department of Agriculture, Fisheries and Forestry

Drought Assistance Package2 17,000 24,750

Managing Farm Pests 3,500 2,100

Reef Water Quality Program 1,000 1,000 1,000 1,000

Biosecurity Emergency Response2 1,400

Portfolio Total 21,900 27,850 1,000 1,000 1,000

Department of Communities, Child Safety and Disability Services

Child and Family Reform (Carmody response) 24,691 54,455 90,158 106,338

Drought Assistance Package 2,000 3,900

Portfolio Total 2,000 28,591 54,455 90,158 106,338

Department of Education, Training and Employment

Great Results Guarantee 67,219 64,118

Safe Night Out Strategy

Portfolio Total 67,219 64,118

Department of Energy and Water Supply

Non-Commercial Water Assets Maintenance 500 500

Portfolio Total 500 500

Department of Environment and Heritage Protection

Reef Water Quality Program 7,200 4,900

Coal Seam Gas Regulation 5,200 4,800 4,800 4,800

Everyone’s Environment—Cleaning up our Backyards 5,000

Implementation of Estuarine Crocodile Management Program 1,150 1,150

Fees for Environmental Impact Statements (EIS) 631 644 657 670

Review of Protected Plants Legislation 54 218 218 218 218

Indigenous Land and Sea Rangers 145 700

Portfolio Total 54 19,544 12,412 5,675 5,688

Department of Housing and Public Works

Procurement Transformation Program2 7,400 22,400

Portfolio Total 7,400 22,400

6	Budget Measures 2014-15

Expense measures since 2013-14 MYFER 2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

Department of Justice and Attorney-General

Correctional centre capacity2 5,569 6,519 8,519 6,519

Safe Night Out Strategy 5,219 6,227 6,049 4,830

Gambling Help Service System 4,924 5,078 5,237 5,402

Prisoner re-entry services 3,700

Sex offender program 1,500 1,500

Child and Family Reforms (Carmody response) 90 910 2,652 5,267

Security upgrade at Brisbane Youth Detention Centre 71 40 163

Perimeter security upgrade program 173 409

Portfolio Total 21,073 20,234 22,670 22,590

Department of Local Government, Community Recovery and Resilience

Queensland Reconstruction Authority 30,375

Natural Disaster Resilience Program 2013-15 9,906

Natural Disaster Resilience Program 2009-12 5,719 2,714

Prior Year Natural Disaster Relief and Recovery Arrangements

(NDRRA) Expenditure 5,700

Portfolio Total 11,419 42,995

Department of National Parks, Recreation, Sport and Racing

Protection of marine turtle hatchings from the predation by feral pigs 4,000 1,000 1,000 1,000

Portfolio Total 4,000 1,000 1,000 1,000

Department of Natural Resources and Mines

Abandoned Mines Land Program 6,000

Coal Seam Gas Regulation 3,570

Implementing Water Reform in the Murray-Darling Basin 1,340 1,985 1,985 1,985 1,985

Portfolio Total 1,340 11,555 1,985 1,985 1,985

Department of Science, Information Technology, Innovation and the Arts

Tactical Cyber Security Plan 1,196 1,925

Portfolio Total 1,196 1,925

Department of State Development, Infrastructure and Planning

GasFields Commission 2,500 2,500 2,500 2,500

Recreational Rail Trails

Portfolio Total 2,500 2,500 2,500 2,500

Budget Measures 2014-15 7

Expense measures since 2013-14 MYFER	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Department of the Premier and Cabinet					
G20 Cultural Program	3,000	7,000	..	..	..
Child and Family Reforms (Carmody response)	..	2,000	1,600	1,600	1,600
G20 State Coordination	2,400	900	..	..	..
Safe Night Out Strategy	..	535	465	..	..
Portfolio Total	**5,400**	**10,435**	**2,065**	**1,600**	**1,600**
Department of Tourism, Major Events, Small Business and the Commonwealth Games					
Tourism and Events Queensland	..	11,600	..	..	..
Portfolio Total	**..**	**11,600**	**..**	**..**	**..**
Department of Transport and Main Roads					
Road Safety	..	48,069	48,069	39,405	39,405
Maritime Safety Activities	..	2,207	2,554	2,685	2,819
Safe Night Out Strategy	..	..	..	..	..
Portfolio Total	**..**	**50,276**	**50,623**	**42,090**	**42,224**
Electoral Commission of Queensland					
Policy Development Payment - Public Funding	1,500	3,000	3,000	3,000	3,000
Election Funding Claims	..	(5,582)	..	..	(6,011)
Portfolio Total	**1,500**	**(2,582)**	**3,000**	**3,000**	**(3,011)**
Legislative Assembly of Queensland					
Electorate Office Leasing costs	510	510	510	510	510
Upgraded Telephony and Data Services	..	206	206	206	206
Portfolio Total	**510**	**716**	**716**	**716**	**716**
Public Service Commission					
Public Sector Initiatives	..	1,500	1,500	1,500	1,500
Industrial Relations Legal Costs	..	1,000	..	..	..
Portfolio Total	**..**	**2,500**	**1,500**	**1,500**	**1,500**
Queensland Health					
Drought Assistance Package	..	1,450	..	..	..
Magnetic Resonance Imaging at the Toowoomba Hospital	..	..	..	..	..
Mobile Surgical Van Program for Rural and Remote Areas	..	..	..	..	..
Safe Night Out Strategy	..	..	..	..	..
Portfolio Total	**..**	**1,450**	**..**	**..**	**..**

8 Budget Measures 2014-15

Expense measures since 2013-14 MYFER	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Queensland Police Service					
G20 Event	23,213	61,875	..	..	..
Safe Night Out Strategy	..	2,060	1,071	1,071	1,071
Portfolio Total	**23,213**	**63,935**	**1,071**	**1,071**	**1,071**
Queensland Treasury and Trade					
State Penalties Enforcement Registry (SPER) Reform Program	..	8,010	8,570	2,560	1,180
Strong Choices Advertising Phase 1	6,000	..	..	..	..
Strong Choices Draft and Final Plan Advertising	1,400	3,800	..	..	..
Safe Night Out Strategy	..	161	89	89	161
Portfolio Total	**7,400**	**11,971**	**8,659**	**2,649**	**1,341**
Whole-of-Government Measures					
Procurement Transformation Program Savings - Wave 1	..	(24,088)	(24,088)	(24,088)	(24,088)
Portfolio Total	**..**	**(24,088)**	**(24,088)**	**(24,088)**	**(24,088)**
Total impact on Expense since MYFER	**150,551**	**378,664**	**142,032**	**153,526**	**162,454**
Total impact on Expense since the 2013-14 Budget	**225,009**	**502,536**	**232,262**	**279,399**	**278,272**
Less Australian Government funding	**101,672**	**159,978**	**32,985**	**1,985**	**1,985**
Net of Measures funded by Australian Government	**123,337**	**342,558**	**199,277**	**277,414**	**276,287**

Notes:

1. Further funding for this measure can be found in the Post Mid Year Fiscal and Economic Review section of this table.
2. Further funding for this measure can be found in the Mid Year Fiscal and Economic Review section of this table.

Budget Measures 2014-15 9

Table 2: Capital measures since the 2013-14 Budget

Capital measures up to and including 2013-14 MYFER	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Department of Justice and Attorney-General					
Correctional centre capacity[1]	100	3,400	..	..	..
Portfolio Total	**100**	**3,400**	**..**	**..**	**..**
Department of Science, Information Technology, Innovation and the Arts					
Government Wireless Network	..	1,100	..	..	..
Portfolio Total	**..**	**1,100**	**..**	**..**	**..**
Department of Transport and Main Roads					
New Generation Rolling Stock	18,343	25,425	77,496	124,232	608,087
Portfolio Total	**18,343**	**25,425**	**77,496**	**124,232**	**608,087**
Queensland Police Service					
Operational Response to Criminal Motorcycle Gangs	5,831	..	..	..	..
Portfolio Total	**5,831**	**..**	**..**	**..**	**..**
Total impact on Capital up to and including MYFER	**24,274**	**29,925**	**77,496**	**124,232**	**608,087**

10 Budget Measures 2014-15

Capital measures since 2013-14 MYFER	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Department of Energy and Water Supply					
Non-Commercial Water Assets Upgrades	..	1,500	1,000	..	..
Portfolio Total	**..**	**1,500**	**1,000**	**..**	**..**
Department of Housing and Public Works					
Sale of Surplus Non-Residential Properties	(1,435)	(28,345)	(12,790)	(1,675)	..
Portfolio Total	**(1,435)**	**(28,345)**	**(12,790)**	**(1,675)**	**..**
Department of Justice and Attorney-General					
Correctional centre capacity[2]	..	54,763	6,250	..	..
Perimeter security upgrade program	542	5,666	7,590	9,251	20,801
Security upgrade at Brisbane Youth Detention Centre	..	1,434	5,140	2,770	..
Portfolio Total	**542**	**61,863**	**18,980**	**12,021**	**20,801**
Department of Natural Resources and Mines					
Coal Seam Gas Regulation	..	230	..	..	..
Portfolio Total	**..**	**230**	**..**	**..**	**..**
Department of Transport and Main Roads					
Toowoomba Second Range Crossing	900	30,350	458,750	825,000	291,250
Maritime Safety Activities	..	1,176	3,546	3,660	3,781
Road Safety	..	1,037	..	..	..
Portfolio Total	**900**	**32,563**	**462,296**	**828,660**	**295,031**
Queensland Police Service					
G20 Event	8,112	1,000	..	..	..
Portfolio Total	**8,112**	**1,000**	**..**	**..**	**..**
Queensland Treasury and Trade					
State Penalties Enforcement Registry (SPER) Reform Program	..	5,500	..	..	..
Portfolio Total	**..**	**5,500**	**..**	**..**	**..**
Total impact on Capital since MYFER	**8,119**	**74,311**	**469,486**	**839,006**	**315,832**
Total impact on Capital since the 2013-14 Budget	**32,393**	**104,236**	**546,982**	**963,238**	**923,919**
Less Australian Government funding	**8,112**	**26,000**	**367,000**	**660,000**	**233,000**
Net of Measures funded by Australian Government	**24,281**	**78,236**	**179,982**	**303,238**	**690,919**

Notes:

1. Further funding for this measure can be found in the Post Mid Year Fiscal and Economic Review section of this table.

2. Further funding for this measure can be found in the Mid Year Fiscal and Economic Review section of this table.

Budget Measures 2014-15 11

Table 3: Revenue measures since the 2013-14 Budget

Revenue measures since 2013-14 MYFER 2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

Department of Environment and Heritage Protection

Environmental Authority Licence Fees 5,200 10,400 15,600 20,800

Fees for Environmental Impact Statements (EIS) 631 644 657 670

Review of Protected Plants Legislation 61 246 246 246 246

Portfolio Total 61 6,077 11,290 16,503 21,716

Department of Natural Resources and Mines

Drought Assistance Package(5,000)(3,900)

Portfolio Total(5,000)(3,900)

Queensland Fire and Emergency Services

Emergency Management, Fire and Rescue Levy Reduction(1,446)(2,992)(3,097)(3,205)(3,318)

Portfolio Total(1,446)(2,992)(3,097)(3,205)(3,318)

Total impact on Revenue since MYFER (6,385) (815) 8,193 13,298 18,398

Total impact on Revenue since the 2013-14 Budget(6,385)(815) 8,193 13,298 18,398

12 Budget Measures 2014-15

2. EXPENSE MEASURES

Introduction

The following tables present the relevant portfolio expense measures relating to decisions taken since the 2013-14 Budget. This does not represent the full amount of additional funding provided to agencies since the 2013-14 Budget. For further explanation, refer to Explanation of Scope and Terms in Chapter 1.

Budget Measures 2014-15 13

Department of Aboriginal and Torres Strait Islander and Multicultural Affairs

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Responsible Communities (Cape York Welfare Reform Trial Continuation)	..	4,000	4,000	..	..

The Government is providing funding of $8 million over two years to continue the Cape York Welfare Reform trial (including the Family Responsibilities Commission) for an additional 12 months until 31 December 2015.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Cultural Diversity Queensland Grants	..	1,000	..	..	..

The Government is providing funding of $1 million in 2014-15 for the Cultural Diversity Queensland Grants Program. This program supports economic participation and social cohesion for culturally and linguistically diverse communities.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Cape York Institute	..	400	400	..	..

The Government is providing funding of $0.8 million over two years for the Cape York Institute. The Cape York Institute is an independent policy and leadership organisation working on reform in Indigenous economic and social policy and supporting the development of current and future Cape York leaders.

14 Budget Measures 2014-15

Department of Agriculture, Fisheries and Forestry

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Drought Assistance Package	21,000	24,750	..	..	..

The Government is providing increased funding of $17 million in 2013-14 and $15.75 million in 2014-15 for the Drought Assistance Package. The funding provides freight subsidies and emergency water infrastructure rebates to support producers and communities that have been affected by drought conditions across the State. The Australian Government is providing $4 million in 2013-14 and $9 million in 2014-15 to support the emergency water infrastructure rebate component of the Disaster Relief Assistance Scheme.

The Drought Assistance Package is a total of $62 million over two years across several departments to support drought affected communities across the State. Further funding can be found in the Department of Communities, Child Safety and Disability Services and the Queensland Health sections of this chapter and the Department of Natural Resources and Mines section of Chapter 4 Revenue Measures.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Managing Farm Pests	3,500	2,100	..	..	..

The Australian Government is providing additional funding of $3.5 million in 2013-14 and $2.1 million in 2014-15 for weed and pest management in Queensland. This initiative will improve pest managment activities in drought affected areas to reduce total grazing pressure on farms and reduce predation of agricultural livestock from pest animals.

Budget Measures 2014-15 15

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Reef Water Quality Program	..	1,000	1,000	1,000	1,000

The Government is providing increased funding of $5 million over five years for the Reef Water Quality Program to deliver supercharged extension services to support best management practice programs in agricultural industries across the reef catchments. Total funding for the program is $55 million over five years. Further funding can be found in the Department of Environment and Heritage Protection section of this chapter.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Biosecurity Emergency Response	4,500	..	..	..	..

The Government has provided additional funding of $4.5 million in 2013-14 for its response to biosecurity issues, including Red Witchweed in Mackay, Fire Ants in Gladstone and cattle producers affected by Bovine Johne's disease. This also includes the contribution by Queensland to national cost sharing arrangements.

16 Budget Measures 2014-15

Department of Communities, Child Safety and Disability Services

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Child and Family Reform (Carmody response)	..	24,691	54,455	90,158	106,338

The Government is providing additional funding of $383.8 million over five years from 2014-15, including $108.2 million in 2018-19, to the department to implement Queensland Government's response to the Child Protection Commission of Inquiry Final Report.

Total funding for the child and family reforms is $644 million over five years across several departments. Of the total funding provided, $406 million is new funding and $238 million is from internal reallocation. This funding will focus initially on improving services in early intervention and family support services in the secondary service sector. This approach will over time reduce demand and intakes in the statutory child protection system. Further elements of the reforms can be found in the Department of Justice and Attorney General and the Department of the Premier and Cabinet sections of the chapter.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Drought Assistance Package	2,000	3,900	..	..	..

The Government is providing additional funding of $5.9 million over two years to provide information, support, case management and coordination of community resilience building strategies.

The Drought Assistance Package is a total of $62 million over two years across several departments to support drought affected communities across the State. Further funding can be found in the Department of Agriculture, Fisheries and Forestry and Queensland Health sections of this chapter and the Department of Natural Resources and Mines section of Chapter 4 Revenue Measures.

Budget Measures 2014-15 17

2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

Drink Safe Precincts Trial 531

The Government has provided increased funding of $0.53 million in 2013-14 to extend the Drink Safe Precincts Trial. The Trial seeks to provide support to vulnerable people in designated entertainment precincts with a view to reducing alcohol-fuelled violence.

18 Budget Measures 2014-15

Department of Education, Training and Employment

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Great Results Guarantee	67,219	64,118	..	..	..

Funding of $131.3 million from the Australian Government Students First - A fairer funding agreement for schools initiative will continue to be allocated to Queensland state schools to 2014-15 through the Great Results Guarantee. All Queensland State schools, including Independent Public schools, will receive a share of the Great Results Guarantee funding and enter into an agreement that commits them to guarantee that every student will either achieve the National Minimum Standard for literacy and numeracy for their year level or have an evidence-based plan in place to address their specific learning needs.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Safe Night Out Strategy	..	..	..	..	..

Funding of $0.4 million over 2014-15 and 2015-16 has been reallocated internally by the department to implement the Safe Night Out Strategy. The department will lead the development of a suite of curriculum modules and teacher resources focusing on the culture, attitudes and social expectations of alcohol consumption, including the risks of binge drinking, illicit drug use and alcohol and drug-related violence. Curriculum modules will be developed by the department (Years 7-10) and the Queensland Curriculum and Assessment Authority (Years 11-12).

Total funding for the strategy identified across agencies is $44.5 million over four years, which includes $29.1 million in new funding and $15.4 million from internal reallocation. Further funding can be found in the Department of Justice and Attorney-General, Department of the Premier and Cabinet, Department of Transport and Main Roads, Queensland Health, Queensland Police Service and Queensland Treasury and Trade sections of this chapter.

Budget Measures 2014-15 19

Department of Energy and Water Supply

2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

Non-Commercial Water 500 500

Assets Maintenance

The Government is providing additional funding of $1 million over two years towards the costs of repairs and maintenance of the damaged agricultural levees associated with the Mary River Barrage. The levees protect sugarcane crops from inundation during king tides and storm surges.

20 Budget Measures 2014-15

Department of Environment and Heritage Protection

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Reef Water Quality Program	..	7,200	4,900	..	..

The Government is providing increased funding of $12.1 million over two years to the Reef Water Quality Program. The program will further develop and implement best management practice systems for sugarcane, grazing and bananas through continuing partnerships with industry, landholders and the Department of Agriculture, Fisheries and Forestry. Funding of $37.9 million over 5 years from 2014-15 has been internally reallocated by the department to this program. Total funding for the program is $55 million over five years. Further funding can be found in the Department of Agriculture, Fisheries and Forestry section of this chapter.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Coal Seam Gas Regulation	..	5,200	4,800	4,800	4,800

The Government is providing funding of $19.6 million over four years for the regulation and administration of the Coal Seam Gas industry to deliver the Government's commitment of strong environmental regulation that meets community expectations. Following the outcomes of the Queensland Competition Authority's review of Coal Seam Gas regulation, the Government is undertaking reform of the regulatory regime and associated fees. This measure is being funded through the increase in environmental licence fees. The revenue component of this measure can be found in Chapter 4 Revenue Measures.

Total funding for the regulation and administration of the Coal Seam Gas industry is $23.4 million over four years. Further details can be found in the Department of Natural Resources and Mines section of this chapter. Funding for the GasFields Commission, which undertakes community engagement for the industry, can be found in the Department of State Development, Infrastructure and Planning section of this chapter. The capital component of this measure can be found in the Department of Natural Resources and Mines section of Chapter 3 Capital Measures.

Budget Measures 2014-15 21

2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

Everyone’s Environment—5,000

Cleaning up our Backyards

The Government is providing increased funding of $5 million in 2014-15 for the Everyone’s Environment Grant program. This program aims to improve the health and vitality of Queensland’s natural environment through grants to Queensland community groups for projects focusing on practical local environmental and heritage improvements.

2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

Implementation of Estuarine 1,150 1,150

Crocodile Management

Program

The Government is providing funding of $2.3 million over two years to complete the three year pilot crocodile management plan in North Queensland. The plan aims to improve crocodile management with an emphasis on public safety in Hinchinbrook, Cassowary Coast, Cairns and Townsville local government areas.

2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

Fees for Environmental 631 644 657 670

Impact Statements (EIS)

The Government is providing additional funding of $2.6 million over four years to assess, condition and regulate impacts of major resource projects on Matters of National Environmental Significance under the Commonwealth’s Environment Protection and Biodiversity Conservation Act 1999. This will remove regulatory duplication and provide a “one stop shop” for applicants. This measure is being fully funded by the increase in the assessment fees for environmental impact statements. The revenue component of this measure can be found in Chapter 4 Revenue Measures.

22 Budget Measures 2014-15

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Review of Protected Plants Legislation	54	218	218	218	218

The Government is providing increased funding of $0.93 million over five years for the new management framework for protected plants that focuses regulation on matters of high risk while streamlining and simplifying requirements that formerly restricted low risk and sustainable activities. It also aims to reduce the costs of business compliance. This measure is being fully funded through the increase in protected plants fees. The revenue component of this measure can be found in Chapter 4 Revenue Measures.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Indigenous Land and Sea Rangers	..	145	700	..	..

The Government is providing increased funding of $0.8 million over two years for the Indigenous Land and Sea Ranger Program. This program cares for land and sea country through increased Indigenous participation in environmental management. It also provides training and employment for Indigenous people in regional and remote communities. Funding of $1 million in 2014-15 and $0.7 million per annum from 2016-17 onwards has been internally reallocated by the department to fund this measure. The total cost of the program, including new, reallocated and existing funding, is $9.08 million per annum from 2014-15 onwards.

Budget Measures 2014-15 23

Department of Housing and Public Works

2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

Procurement Transformation 12,400 22,400

Program

The Government is providing additional funding of $34.8 million over two years across 2013-14 and 2014-15 to build internal capability and develop and commence implementation of a new procurement operating model. This will support agencies to potentially enable annualised benefits of between $352 million to $570 million across waves one to three of the program.

The savings associated with Wave 1 of this program can be found in the Whole-of-Government Measures Section of this chapter.

24 Budget Measures 2014-15

Department of Justice and Attorney-General

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Correctional centre capacity	3,991	13,536	14,530	16,530	14,530

The Government is providing additional funding of $63.1 million over five years to 2017-18, with $14.5 million per annum ongoing from 2018-19 to accommodate growth in prisoner numbers and to commission and operate additional prison capacity. The capital component of this measure can be found in Chapter 3 Capital Measures.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Safe Night Out Strategy	..	5,219	6,227	6,049	4,830

The Government is providing additional funding of $22.3 million over four years to 2017-18, with $3.8 million per annum ongoing from 2018-19 to implement the Safe Night Out Strategy. The department will implement improved and consistent liquor licensing compliance arrangements and enhanced enforcement and compliance measures. A further $8.8 million will be reallocated from the Gambling Community Benefit Fund for local boards to implement effective management strategies and to access a one off establishment payment for each new Safe Night Out Precinct.

Total funding for the strategy identified across agencies is $44.5 million over four years, which includes $29.1 million in new funding and $15.4 million from internal reallocation. Further funding can be found in the Department of Education, Training and Employment, Department of the Premier and Cabinet, Department of Transport and Main Roads, Queensland Health, Queensland Police Service and Queensland Treasury and Trade sections of this chapter.

Budget Measures 2014-15 25

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Gambling Help Service System	..	4,924	5,078	5,237	5,402

The Government is providing additional funding of $20.6 million over four years to continue the Gambling Help Service System which provides a range of measures to address gambling related issues.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Prisoner re-entry services	..	3,700	..	..	..

The Government is providing additional funding of $3.7 million for the continued delivery of prisoner reintegration services to reduce reoffending. Re-entry programs address employment assistance, accommodation, substance abuse and mental illness to enable a successful transition into the community.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Response to Criminal Motorcycle Gangs	2,167	3,368	1,174	639	..

The Government is providing additional funding of $7.4 million over four years as part of its tough stance on criminal motorcycle gangs. The Crime and Misconduct Commission will receive $6.7 million over four years to support increased activity resulting from the recent amendments to the *Crime and Misconduct Act 2001*. The Office of the Director of Public Prosecutions will receive $0.67 million over 2013-14 and 2014-15 for litigation to confiscate the proceeds of crime associated with criminal motorcycle gangs.

26 Budget Measures 2014-15

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Sex offender program	..	1,500	1,500	..	..

The Government is providing additional funding of $3 million over two years to continue delivery of sexual offender rehabilitation programs aimed at reducing the future risk to the community.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Child and Family Reforms (Carmody response)	..	90	910	2,652	5,267

The Government is providing additional funding of $14.2 million over five years from 2014-15, including $5.3 million in 2018-19, to the department to implement Queensland Government's response to the Child Protection Commission of Inquiry Final Report.

Total funding for the child and family reforms is $644 million over five years across several departments. Of the total funding provided, $406 million is new funding and $238 million is from internal reallocation. This funding will focus initially on improving services in early intervention and family support services in the secondary service sector. This approach will over time reduce demand and intakes in the statutory child protection system. Further elements of the reforms can be found in the Department of Communities, Child Safety and Disability Services and the Department of the Premier and Cabinet sections of the chapter.

Budget Measures 2014-15 27

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Security upgrade at Brisbane Youth Detention Centre	..	71	..	40	163

The Government is providing additional funding of $0.27 million over four years to 2017-18, with $0.35 million per annum ongoing from 2018-19, to upgrade the security management system at the Brisbane Youth Detention Centre. The capital component of this measure can be found in Chapter 3 Capital Measures.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Perimeter security upgrade program	..	..	..	173	409

The Government is providing additional funding of $0.58 million over two years to upgrade the security management systems at a number of correctional centres. The capital component of this measure can be found in Chapter 3 Capital Measures.

28 Budget Measures 2014-15

Department of Local Government, Community Recovery and Resilience

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Queensland Reconstruction Authority	..	30,375	..	..	..

The Government is providing funding of $30.4 million in 2014-15 for the continuation of the Queensland Reconstruction Authority (QRA) through to 30 June 2015. The QRA, under its legislation, ceases at the end of 2014-15.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Natural Disaster Resilience Program 2013-15	..	9,906	..	..	..

The Government is providing increased funding of $9.9 million in 2014-15 to fund the Natural Disaster Resilience Program 2013-15. Queensland will work together with local government, business and the non-government sector to build community resilience to natural disasters. The program is jointly funded by the Australian Government under the National Partnership Agreement for Natural Disaster Resilience.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Natural Disaster Resilience Program 2009-12	5,719	2,714	..	..	..

The Government is providing increased funding of $8.4 million over two years from 2013-14 to fund the Natural Disaster Resilience Program (rounds one to four). This program aims to reduce the impact of, and increase resilience to, natural disasters by working with local government, business, the non-government sector, communities and individuals. The program is jointly funded by the Australian Government under a (superseded) National Partnership Agreement for Natural Disaster Resilience.

Budget Measures 2014-15 29

2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

Prior Year Natural Disaster 5,700

Relief and Recovery

Arrangements (NDRRA)

Expenditure

The Government has provided additional funding to the Queensland Reconstruction Authority of $5.7 million in 2013-14 in relation to the acquittal of NDRRA expenditure of the former Government in 2009-10, 2010-11 and 2011-12.

30 Budget Measures 2014-15

Department of National Parks, Recreation, Sport and Racing

2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

Protection of marine turtle 4,000 1,000 1,000 1,000

hatchings from the predation

by feral pigs

The Government is providing additional funding of $3.5 million over four years to support an integrated control program targeting feral pigs to reduce the impacts on marine turtle hatchings on the east coast of Queensland adjoining the Great Barrier Reef and the west coast of the Cape York Peninsula. The Australian Government will provide $3.5 million in 2014-15 towards this measure.

Budget Measures 2014-15 31

Department of Natural Resources and Mines

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Abandoned Mines Land Program	..	6,000	..	..	..

The Government is providing funding of $6 million for the Abandoned Mines Land Program in 2014-15 to manage the public safety risks associated with abandoned mine sites across Queensland.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Coal Seam Gas Regulation	..	3,570	..	..	..

The Government is providing funding of $3.6 million for the regulation and administration of the Coal Seam Gas industry. Following the outcomes of the Queensland Competition Authority's review of Coal Seam Gas regulation, the Government is undertaking reform of the regulatory regime and associated fees.

Total funding for the regulation and administration of the Coal Seam Gas industry is $23.4 million over four years. Further funding can be found in the Department of Environment and Heritage Protection section of this chapter. Funding for the GasFields Commission, which undertakes community engagement for the industry, can be found in the Department of State Development, Infrastructure and Planning section of this chapter. The capital component of this measure can be found in Chapter 3 Capital Measures.

32 Budget Measures 2014-15

2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

Implementing Water Reform 1,340 1,985 1,985 1,985 1,985

in the Murray-Darling Basin

The Australian Government is providing additional funding of $13.3 million over seven years, from 2013-14 to 2019-20, to implement Murray-Darling Basin water reforms in Queensland. The objective of the agreement is to ensure reforms will be implemented in the national interest of a healthy working river system, strong communities, and sustainable food and fibre production.

Budget Measures 2014-15 33

Department of Science, Information Technology, Innovation and the Arts

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Government Wireless Network	15,680	71,300	49,020	47,120	38,240

The Government is providing additional funding for the Government Wireless Network Implementation Program to deliver an integrated digital wireless network to improve communications, safety and security for Queensland's public safety agencies and emergency workers. Telstra will design, build, finance, operate and maintain the network under a 15 year managed service arrangement with the Queensland Government. The network will be delivered at a cost of $457.3 million over 15 years. The Australian Government will provide $51 million over two years. The capital component of this measure can be found in Chapter 3 Capital Measures.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
One-Stop Shop	2,212	8,088	2,900	2,900	2,900

The Government is providing additional funding of $7.4 million for Phase 1 of the One-Stop Shop and recurrent funding of $2.9 million per annum from 2014-15 onwards. Additional funding of $1.1 million has also been reprioristised by the department internally to fund this measure. This initiative will make it easier to do business with Queensland Government through increased availability of online services and establishment of key whole-of-Government technology platforms for the transformation of digital service delivery. In addition to this, funding of $2.9 million over 2013-14 and 2014-15 has been internally reallocated by the department to fund capital costs relating to One-Stop Shop.

34 Budget Measures 2014-15

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Tactical Cyber Security Plan	1,196	1,925	..	..	..

The Government is providing additional funding of $3.1 million over two years to make tactical improvements in cyber security capability and awareness within Queensland Government departments.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Open Data and Queensland Government publications website	400	400	400	400	400

The Government is providing additional funding of $0.4 million per annum for operational costs associated with the Open Data Portal and Queensland Government publications website.

Budget Measures 2014-15 35

Department of State Development, Infrastructure and Planning

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
GasFields Commission	..	2,500	2,500	2,500	2,500

The Government is providing funding of $2.5 million per annum to support the continuation of the GasFields Commission, in accordance with the Queensland Competition Authority's Coal Seam Gas Review Final Report. Further funding for the regulation and administration of the Coal Seam Gas Industry can be found in the Department of Natural Resources and Mines and the Department of Environment and Heritage Protection sections of this chapter.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Recreational Rail Trails	..	..	..	..	..

Funding of $3.5 million over four years has been internally reallocated to increase active recreation and tourist visitation by extending and enhancing Queensland's network of recreational rail trails for walkers, cyclists and horse riders.

36 Budget Measures 2014-15

Department of the Premier and Cabinet

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Queensland Anzac Centenary Commemoration Program	6,175	15,725	9,730	6,771	6,298

The Government is providing additional funding of $49.3 million over six years to commemorate the Anzac Centenary, marking 100 years since the country's involvement in the First World War. The First World War commemoration will be an important opportunity for Queenslanders to remember all servicemen and women who have served the nation, the 102,729 people who gave their lives in that service, and the important contribution from and impact upon those on the home front. This will fund enduring legacy project assets, milestone commemorative events and a grants program.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
G20 Cultural Program	3,000	7,000	..	..	..

The Government is providing additional funding of $10 million over two years to plan, coordinate and deliver three weeks of cultural celebrations prior to the G20 Summit to be held in November 2014. The hosting of these events will bring economic and tourism benefits to Queensland.

Budget Measures 2014-15 37

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Public Sector Renewal Program	2,300	4,500	4,750	4,550	1,000

The Government is providing additional funding of $17.1 million over five years to work towards the goal of being the most responsive and respected public service in the nation. The Public Sector Renewal Program involves the implementation of the Commission of Audit recommendations accepted by the Government in 2013, the completion of agency renewal reviews, driving innovation in public sector markets, and the development and implementation of robust key performance indicators to guide the renewal of the public sector.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Child and Family Reforms (Carmody response)	..	2,000	1,600	1,600	1,600

The Government is providing additional funding of $8 million over five years from 2014-15, including $1.2 million in 2018-19, to the Queensland Family and Child Commission to implement the Queensland Government's response to the Child Protection Commission of Inquiry Final Report.

Total funding for the child and family reforms is $644 million over five years across several departments. Of the total funding provided, $406 million is new funding and $238 million is from internal reallocation. This funding will focus initially on improving services in early intervention and family support services in the secondary service sector. This approach will over time reduce demand and intakes in the statutory child protection system. Further elements of the reforms can be found in the Department of Communities, Child Safety and Disability Services and the Department of Justice and Attorney-General sections of the chapter.

38 Budget Measures 2014-15

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
G20 State Coordination	2,400	900	..	..	..

The Australian Government is providing additional funding of $3.3 million over two years for the G20 State Coordination Unit. The unit is responsible for the coordination of all Queensland Government services in support of the G20 Finance Ministers' and Central Bank Governors' Meeting in Cairns in September 2014 and the G20 Leaders' Summit in Brisbane in November 2014. The unit is also responsible for managing the benefits to and opportunities for Queensland as a result of being the host state. Further funding can be found in the Queensland Police Service section of this chapter. The capital component of this measure can be found in the Queensland Police Service section of Chapter 3 Capital Measures.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Safe Night Out Strategy	..	535	465	..	..

The Government is providing additional funding of $1 million over two years for communication initiatives as part of the Safe Night Out Strategy. Funding will be applied towards a two-stage process of communication, research and social marketing activities. Activities developed in the first stage will focus on raising awareness and initial implementation, with the second stage taking on a whole-of-Government social change approach.

Total funding for the strategy identified across agencies is $44.5 million over four years, which includes $29.1 million in new funding and $15.4 million from internal reallocation. The initiative will be led by the Department of the Premier and Cabinet and implemented in partnership with Queensland Government agencies. Further funding can be found in the Department of Education, Training and Employment, Department of Justice and Attorney-General, Department of Transport and Main Roads, Queensland Health, Queensland Police Service, and Queensland Treasury and Trade sections of this chapter.

Budget Measures 2014-15 39

Department of Tourism, Major Events, Small Business and the Commonwealth Games

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Tourism and Events Queensland	..	11,600	..	..	..

The Government will provide funding of $11.6 million in 2014-15 to Tourism and Events Queensland to support destination marketing, promoting major events, and developing world-class tourism products and experiences. This extra investment will be targeted towards driving growth in visitor expenditure in key tourism regions and contribute towards the industry goal of generating $30 billion in overnight visitor expenditure by 2020.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
V8 Supercars Funding	..	2,900	4,700	4,700	..

The Government is providing additional funding of $12.3 million over three years to secure the continuation of V8 Supercars events at the Gold Coast, Townsville and Ipswich until 2016. In addition to securing the events for Queensland, the investment in V8 Supercars will focus on event outcomes, driving more visitors to the State, boosting the economy and community as well as showcasing Queensland's destinations.

40 Budget Measures 2014-15

2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

Theme Park Capital of 10,000

Australia

The Government has provided funding of $10 million in 2013-14 as part of a $15 million advertising campaign to promote key Village Roadshow and Ardent Leisure theme parks and the broader tourism industry on the Gold Coast. The campaign reflects the Government’s partnership approach to growing destinations both with commercial partners and regional tourism organisations such as Gold Coast Tourism.

Budget Measures 2014-15 41

Department of Transport and Main Roads

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Road Safety	..	48,069	48,069	39,405	39,405

The Government is providing funding of $174.9 million over four years to be allocated from revenues received from the Camera Detected Offence Program towards road safety, trauma recovery, rehabilitation services and the administration costs associated with infringements. The department, as lead agency, will receive $27.4 million over four years while participating agencies will receive the following funding over four years: $108.7 million for Queensland Police Service, $20.8 million for Queensland Treasury and Trade (for the State Penalty Enforcement Register) and $18 million for Queensland Health. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Maritime Safety Activities	..	2,207	2,554	2,685	2,819

The Government is providing increased funding of $10.3 million over four years to enable the department to meet increasing industry demand for safe passage for trading vessels and to protect the coastal environment from maritime accidents and pollution risks. The capital component of this initiative can be found in Chapter 3 Capital Measures.

42 Budget Measures 2014-15

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
New Generation Rolling Stock	1,286	1,783	9,545	50,782	58,969

The Government is providing additional funding of $122.4 million over five years for new generation rolling stock as part of a 32 year contract. The project involves purchasing 75 six car train sets, at a saving of $11 million per train set compared to previous purchase contracts, to cater for the increase in passenger services as south-east Queensland grows, and to replace an aging train fleet. The contract includes the construction and maintenance of a modern, purpose-built maintenance centre at Wulkuraka and maintenance of the train sets. The capital component of this initiative can be found in Chapter 3 Capital Measures.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Safe Night Out Strategy	..	..	..	..	..

Funding of $1.7 million over three years has been reallocated internally by the department to implement the Safe Night Out Strategy. The department will promote the availability of NightLink services in late-night trading areas, increase the NightLink bus services by trialling five inbound/outbound Friday and Saturday night services on two routes, work with Safe Night Precinct local boards to ensure safe and effective public transport management, and continue to provide assistance for secure taxi ranks in these precincts.

Total funding for the strategy identified across agencies is $44.5 million over four years, which includes $29.1 million in new funding and $15.4 million from internal reallocation. Further funding can be found in the Department of Education, Training and Employment, Department of Justice and Attorney-General, Department of the Premier and Cabinet, Queensland Health, Queensland Police Service, and Queensland Treasury and Trade sections of this chapter.

Budget Measures 2014-15 43

Electoral Commission of Queensland

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Policy Development Payment - Public Funding	1,500	3,000	3,000	3,000	3,000

The Government is providing estimated additional funding of $1.5 million in 2013-14 and $3.0 million per annum from 2014-15 onwards to eligible registered political parties for internal policy research and development. The amount payable is to be prescribed in regulation.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Election Funding Claims	..	(5,582)	..	..	(6,011)

The Government is reducing funding for election related expenditure for eligible candidates and registered political parties. The reforms will result in an estimated saving of $5.6 million in 2014-15 and $6.0 million in 2017-18 reflecting consumer price index (CPI) increases.

44 Budget Measures 2014-15

Legislative Assembly of Queensland

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Electorate Office Leasing costs	510	510	510	510	510

The Government is providing additional funding of $0.51 million per annum for increases in leasing costs associated with Members' electorate offices.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Upgraded Telephony and Data Services	..	206	206	206	206

The Government is providing additional funding of $0.21 million per annum to upgrade the electorate office data network and telephony services in electorate offices and the Parliamentary precinct.

Budget Measures 2014-15 45

Public Service Commission

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Public Sector Initiatives	..	1,500	1,500	1,500	1,500

The Government is providing funding of $1.5 million per annum from 2014-15 onwards to continue initiatives that ensure the public sector has a skilled, capable and engaged workforce. This includes Queensland's contribution to the Australian and New Zealand School of Government suite of capability development programs, and public sector employee capability building.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Industrial Relations Legal Costs	..	1,000	..	..	..

The Government is providing additional funding of $1 million in 2014-15 to cover anticipated costs for legal advice and representation for ongoing enterprise bargaining negotiations.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Leadership and Management Development Programs	820	..	..	..	..

The Government has provided additional funding of $0.82 million in 2013-14 to facilitate the continued delivery of whole-of-Government leadership and management development programs.

46 Budget Measures 2014-15

Queensland Health

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Drought Assistance Package	..	1,450	..	..	..

The Government is providing additional funding of $1.5 million in 2014-15 to fund the Drought Assistance Package and expand the delivery of Mental Health Support Workshops into areas not previously drought declared and the introduction of additional interventions to support individuals and local communities in drought affected areas.

The Drought Assistance Package is a total of $62 million over two years across several departments to support drought affected communities across the State. Further funding can be found in the Department of Agriculture, Fisheries and Forestry and the Department of Communities, Child Safety and Disability Services sections of this chapter and the Department of Natural Resources and Mines section of Chapter 4 Revenue Measures.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Magnetic Resonance Imaging at the Toowoomba Hospital	..	..	..	..	..

The Government has approved the reallocation of $17.5 million over four years to establish Magnetic Resonance Imaging services at the Toowoomba Hospital.

Budget Measures 2014-15 47

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Mobile Surgical Van Program for Rural and Remote Areas	..	..	..	..	..

The Government has approved the reallocation of $33.7 million over four years to fund a pilot Mobile Surgical Van program to enable rural and remote patients to receive minor surgical procedures and undertake post-surgical recovery and any necessary rehabilitation closer to home.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Safe Night Out Strategy	..	..	..	..	..

The Government has approved the reallocation of $4.5 million over four years to fund the Safe Night Out Strategy to deliver compulsory counselling for people charged with alcohol related offences in Queensland.

Total funding for the strategy identified across agencies is $44.5 million over four years, which includes $29.1 million in new funding and $15.4 million from internal reallocation. Further funding can be found in the Department of Education, Training and Employment, Department of Justice and Attorney-General, Department of the Premier and Cabinet, Department of Transport and Main Roads, Queensland Police Service and Queensland Treasury and Trade sections of this chapter.

48 Budget Measures 2014-15

Queensland Police Service

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
G20 Event	23,213	61,875	..	..	..

The Australian Government is providing additional funding of $85.1 million over two years for the G20 event to be hosted in Brisbane and Cairns in 2014-15. The Australian Government funding will meet the majority of planning and implementation costs associated with the G20 event. The capital component of this measure can be found in Chapter 3 Capital Measures. Further funding can be found in the Department of the Premier and Cabinet section of this chapter.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Operational Response to Criminal Motorcycle Gangs	9,901	4,268	..	..	..

The Government is providing additional funding of $14.2 million over two years as part of the Government's tough stance on criminal motorcycle gangs. The funding is allocated to a range of operational policing activities, including Taskforce Takeback and Taskforce Maxima's operating costs (such as overtime, travel and ancillary costs), establishing a police hub on the Gold Coast, increasing physical and technical covert surveillance capability, increasing telephone interception capability, and improving intelligence analytics. The capital component of this measure can be found in Chapter 3 Capital Measures.

Budget Measures 2014-15 49

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Crimestoppers Reward Payments related to Criminal Motorcycle Gangs	2,500	2,500	..	..	..

The Government is providing additional funding of up to $5 million to Crimestoppers for reward payments relating to information that assists police to arrest and charge persons associated with criminal motorcycle gangs. This forms part of the Government's response to criminal motorcycle gangs.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Safe Night Out Strategy	..	2,060	1,071	1,071	1,071

The Government is providing additional funding of $5.3 million over four years to implement the Safe Night Out Strategy. This includes ongoing funding of $1.1 million to conduct mandatory drug testing of people who commit serious violent offences and $0.99 million in 2014-15 to conduct a one year trial of sober safe centres. Police will also conduct a number of other activities as part of the strategy, including the use of high visibility policing and rapid response operations, and drug operations including covert and overt strategies and drug detection dogs.

Total funding for the strategy identified across agencies is $44.5 million over four years, which includes $29.1 million in new funding and $15.4 million from internal reallocation. Further funding can be found in the Department of Education, Training and Employment, Department of Justice and Attorney-General, Department of the Premier and Cabinet, Department of Transport and Main Roads, Queensland Health and Queensland Treasury and Trade sections of this chapter.

50 Budget Measures 2014-15

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
SupportLink Referral Management System	912	912	..	..	..

The Government is providing additional funding of $1.8 million over two years to continue the SupportLink web-based referral management system that connects clients with local, state and national welfare agencies. It enables police to refer clients to support services for issues, such as domestic violence, drug and alcohol abuse, victim support and counselling, and suicide prevention. The funding extends the SupportLink contract for twelve months to December 2014.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
SupportLink Cairns Safer Streets	483	161	..	..	..

The Government is providing additional funding of $0.64 million over two years to conduct a twelve month trial of the Cairns Safer Streets SupportLink enhancement. This initiative forms part of the Cairns Safer Streets Taskforce crime prevention strategy. SupportLink is a web-based referral management system that connects clients with local, state and national welfare agencies. It enables police to refer clients to support services for issues such as domestic violence, drug and alcohol abuse, victim support and counselling and suicide prevention.

Budget Measures 2014-15 51

Queensland Treasury and Trade

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
State Penalties Enforcement Registry (SPER) Reform Program	..	8,010	8,570	2,560	1,180

The Government is providing additional funding of $20.3 million over four years to transition SPER to a new service delivery model developed under the contestability framework. The key outcomes from the reform program being conducted in SPER will be a service delivery model that delivers an improved performance in net yield from collections, that reduces the size of the current debt pool, that is flexible in relation to dealing effectively with volume increases in debts referred, that contributes to an improvement in the integrity of the use of fines and penalties as effective deterrents and one which is also capable of providing effective options for those having difficulty in meeting their penalty obligations.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Strong Choices Advertising Phase 1	6,000	..	..	..	..

The Government provided funding for the Strong Choices program to engage the community on the public policy options available to reduce the State's debt and restore Queensland's financial strength.

An amount of $6 million was spent on advertising to encourage community participation. At the close of the consultation period on 19 May, nearly 275,000 people had participated in the process at some level.

52 Budget Measures 2014-15

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Strong Choices Draft and Final Plan Advertising	1,400	3,800	..	..	..

The next phase of the Strong Choices program is based around the Government's commitment to develop and consult with Queenslanders on the content of the Draft Plan and infrastructure priorities before finalising the Government's policy position.

The estimate is based on facilitating a broadly similar level of public engagement on the Draft Plan as was able to be achieved under the Strong Choices program.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Safe Night Out Strategy	..	161	89	89	161

The Government is providing additional funding of $0.5 million over four years for an evaluation of the Safe Night Out Strategy. The evaluation will include an analysis of administrative data for all precincts and selected control sites. Surveys and qualitative data collection will also be undertaken with members of the public and key stakeholder groups in selected precincts and control sites.

Total funding for the strategy identified across agencies is $44.5 million over four years, which includes $29.1 million in new funding and $15.4 million from internal reallocation. Further funding can be found in Department of Education, Training and Employment, Department of Justice and Attorney-General, Department of the Premier and Cabinet, Department of Transport and Main Roads, Queensland Health and Queensland Police Service section of this chapter.

Budget Measures 2014-15 53

2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

The Best Place to do 3,000

Business campaign

The Government has provided additional funding of $3 million in 2013-14 to promote Queensland as the best place to invest, employ and grow in Australia. This initiative will promote the State’s business and investment conditions, including press advertising featuring successful Queensland businesses represented in The Premier of Queensland’s Export Awards.

54 Budget Measures 2014-15

Whole-of-Government Measures

2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

Procurement Transformation(24,088)(24,088)(24,088)(24,088)

Program Savings—Wave 1

The Government has approved the implementation of the Procurement Transformation Program. The program aims to deliver efficiencies through improved procurement practices through building internal capability and implementing a new procurement model. Wave 1 of the program has focussed on savings in the procurement of a range of goods and services, including travel, pharmaceuticals and office supplies.

Savings as a result of the first wave of this program will contribute to the ongoing task of fiscal repair and debt reduction as well as for reinvestment by agencies into services. While savings to be returned to the budget amount to approximately $24 million per annum, the overall savings and benefits to be enabled from Wave 1 procurement reforms is estimated to be in the range of $82 million to $130 million per annum. It is intended that the remainder of the savings and benefits enabled from Wave 1 will be retained by departments for reinvestment to address the Government’s policy objectives. The funding to implement and manage this program can be found in the Department of Housing and Public Works section of this chapter.

Budget Measures 2014-15 55

3. CAPITAL MEASURES

Introduction

The following tables present the relevant portfolio capital measures relating to decisions taken since the 2013-14 Budget. This does not represent the full amount of additional funding provided to agencies since the 2013-14 Budget. For further explanation, refer to Explanation of Scope and Terms in Chapter 1.

56 Budget Measures 2014-15

Department of Energy and Water Supply

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Non-Commercial Water Assets Upgrades	..	1,500	1,000	..	..

The government is providing additional funding of $2.5 million over two years towards the remedial and structural upgrade works at Jumna Dam embankment and safety measures for the intake tower at Copperfield Dam. These rural dams provide water reserves for mines, fire fighting, construction and recreational amenity.

Budget Measures 2014-15 57

Department of Housing and Public Works

2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

Sale of Surplus Non-(1,435)(28,345)(12,790)(1,675)

Residential Properties

The Government will dispose of a number of surplus non-residential properties from 2013-14 to 2016-17. The proceeds from these sales will assist in the reduction of State debt. The department will seek to optimise the sale proceeds by working in conjunction with the Government Land and Asset Management division within the Department of State Development, Infrastructure and Planning.

58 Budget Measures 2014-15

Department of Justice and Attorney-General

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Correctional centre capacity	100	58,163	6,250	..	..

The Government is providing additional funding of $64.5 million over three years for additional correctional centre capacity including the recommissioning of Borallon Correctional Centre, refurbishment of the Harold Gregg Unit at Townsville, expanding low security accommodation for women at the Townsville Correctional Centre and upgrading the power supply at Woodford Correctional Centre. The expense component of this measure can be found in Chapter 2 Expense Measures.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Perimeter security upgrade program	542	5,666	7,590	9,251	20,801

The Government is providing additional funding of $43.9 million over five years, total project cost of $76.6 million over seven years, to upgrade the security management systems at a number of correctional centres. The expense component of this measure can be found in Chapter 2 Expense Measures.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Security upgrade at Brisbane Youth Detention Centre	..	1,434	5,140	2,770	..

The Government is providing additional funding of $9.3 million over three years to upgrade the security management system at the Brisbane Youth Detention Centre. The expense component of this measure can be found in Chapter 2 Expense Measures.

Budget Measures 2014-15 59

Department of Natural Resources and Mines

2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

Coal Seam Gas Regulation 230

The Government is providing funding of $0.23 million for the regulation and administration of the Coal Seam Gas industry. Total funding for the regulation and administration of the Coal Seam Gas industry is $23.4 million over four years. Further details can be found in the Department of Environment and Heritage Protection and the Department of Natural Resources and Mines section of Chapter 2 Expense Measures. Funding for the GasFields Commission, which undertakes community engagement for the industry, can be found in the Department of State Development, Infrastructure and Planning section of Chapter 2 Expense Measures.

60 Budget Measures 2014-15

Department of Science, Information Technology, Innovation and the Arts

2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

Government Wireless 1,100

Network

The Government is providing additional funding of $1.1 million in 2014-15 for the Government Wireless Network Implementation Program to deliver an integrated digital wireless network to improve communications, safety and security for Queensland’s public safety agencies and emergency workers. The expense component of this measure can be found in Chapter 2 Expense Measures.

Budget Measures 2014-15 61

Department of Transport and Main Roads

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Toowoomba Second Range Crossing	900	30,350	458,750	825,000	291,250

The Government is providing additional funding of $321.25 million over five years for the construction of a second range crossing that takes highway traffic around, rather than through, Toowoomba. The $1.606 billion, 41 kilometre project will reduce the increasing traffic volume pressure currently impacting Toowoomba and the Toowoomba Range. The Australian Government will provide $1.285 billion over four years, commencing in 2014-15, for this measure.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
New Generation Rolling Stock	18,343	25,425	77,496	124,232	608,087

The Government is providing additional funding of $853.6 million over five years for new generation rolling stock as part of a 32 year contract. The project involves purchasing 75 six car train sets, at a saving of $11 million per train set compared to previous purchase contracts, to cater for the increase in passenger services as south-east Queensland grows, and to replace an aging train fleet. The funding profile reflects the timing of rolling stock delivery. The contract includes the construction and maintenance of a modern, purpose-built maintenance centre at Wulkuraka and maintenance of the train sets. The expense component of this initiative can be found in Chapter 2 Expense Measures.

62 Budget Measures 2014-15

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Maritime Safety Activities	..	1,176	3,546	3,660	3,781

The Government is providing increased funding of $12.2 million over four years to enable the department to meet increasing industry demand for safe passage for trading vessels and to protect the coastal environment from maritime accidents and pollution risks. The expense component of this initiative can be found in Chapter 2 Expense Measures.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Road Safety	..	1,037	..	..	..

The Government is providing increased funding from the Camera Detected Offence Program of $1 million in 2014-15 for Queensland Police Service to complete the implementation of fixed and point to point speed camera systems within the Legacy Way Tunnel corridor. The expense component of this initiative can be found in Chapter 2 Expense Measures.

Budget Measures 2014-15 63

Queensland Police Service

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
G20 Event	8,112	1,000	..	..	..

The Australian Government is providing additional funding of $9.1 million over two years for the G20 event to be hosted in Brisbane and Cairns in 2014-15. The Australian Government funding will meet the majority of planning and implementation costs associated with the G20 event. The expense component of this measure can be found in Chapter 2 Expense Measures. Further funding can be found in the Department of the Premier and Cabinet section of Chapter 2 Expense Measures.

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Operational Response to Criminal Motorcycle Gangs	5,831	..	..	..	..

The Government has provided additional funding of $5.8 million as part of the Government's tough stance on criminal motorcycle gangs. The funding is allocated to establish a Police Hub on the Gold Coast and for a range of operational equipment and information technology support including police vehicles, specialist surveillance equipment, and improved intelligence analytics. The expense component of this measure can be found in Chapter 2 Expense Measures.

64 Budget Measures 2014-15

Queensland Treasury and Trade

2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

State Penalties Enforcement 5,500

Registry (SPER) Reform

Program

The Government is providing additional funding of $5.5 million for the development and implementation of new system capability to support improved fine collection and debt recovery by SPER. The key outcomes from the reform program being conducted in SPER will be a service delivery model that delivers an improved performance in net yield from collections, that reduces the size of the current debt pool, that is flexible in relation to dealing effectively with volume increases in debts referred, that contributes to an improvement in the integrity of the use of fines and penalties as effective deterrents and one which is capable of providing effective options for those having difficulty in meeting their penalty obligations.

Budget Measures 2014-15 65

4. REVENUE MEASURES

Introduction

The following tables present the relevant portfolio revenue measures relating to decisions taken since the 2013-14 Budget. For further explanation, refer to Explanation of Scope and Terms in Chapter 1.

66 Budget Measures 2014-15

Department of Environment and Heritage Protection

2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

Environmental Authority 5,200 10,400 15,600 20,800

Licence Fees

The Government will increase the annual environmental licence fees for higher risk resource industry related activities under the Environmental Protection Regulation 2008. These annual licence fees will increase by 50% each year over four years, commencing in 2014-15, to recover the regulatory costs associated with the administration and compliance of these activities. Application fees for site specific environmental authorities and fees for major amendments will also be increased to improve cost recovery. The expense component of this measure can be found in Chapter 2 Expense Measures.

2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

Fees for Environmental 631 644 657 670

Impact Statements (EIS)

The Government will increase the assessment fees for environmental impact statements commencing in 2014-15 to recover costs associated with assessing, conditioning, and regulating impacts of major resource projects on Matters of National Environmental Significance under the Commonwealth’s Environment Protection and Biodiversity Conservation Act 1999. The expense component of this measure can be found in Chapter 2 Expense Measures.

Budget Measures 2014-15 67

2013-14 2014-15 2015-16 2016-17 2017-18

$‘000 $‘000 $‘000 $‘000 $‘000

Review of Protected Plants 61 246 246 246 246

Legislation

The Government has introduced new protected plants regulatory fees from

31 March 2014 to better align with cost recovery for implementing the new management framework for protected plants. The framework focuses regulation on matters of high risk while streamlining and simplifying requirements that formerly restricted low risk and sustainable activities. It also aims to reduce the costs of business compliance. The expense component of this measure can be found in Chapter 2 Expense Measures.

68 Budget Measures 2014-15

Department of Natural Resources and Mines

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Drought Assistance Package	(5,000)	(3,900)	..	..	..

The Government is providing fee and rental relief of $5 million in 2013-14 and $3.9 million in 2014-15. This includes rebates for land rental and the waiving of annual water license fees for drought affected landholders and lessees. The Drought Assistance Package is a total of $62 million over two years across several departments to support drought affected communities across the State. Further funding can be found in the Department of Agriculture, Fisheries and Forestry, Department of Communities, Child Safety and Disability Services and the Queensland Health sections of Chapter 2 Expense Measures.

Budget Measures 2014-15 69

Queensland Fire and Emergency Services

	2013-14 $'000	2014-15 $'000	2015-16 $'000	2016-17 $'000	2017-18 $'000
Emergency Management, Fire and Rescue Levy Reduction	(1,446)	(2,992)	(3,097)	(3,205)	(3,318)

The Government has approved capping the maximum Emergency Management, Fire and Rescue Levy payable by property owners in E class districts. The Government has also approved an amendment to the *Fire and Rescue Service Regulation 2011* to exempt specified community organisations in E class districts. The Emergency Management, Fire and Rescue Fund has been renamed the Emergency Management Fund to properly reflect that the fund supports a broad emergency response across Queensland.

70 Budget Measures 2014-15

State Budget 2014-15 Budget Measures Budget Paper No.4 www.budget.qld.gov.au

Great state. Great opportunity. State Budget 2014-15 Concessions Statement Queensland Government

2014–15 State Budget Papers

1. Budget Speech

2. Budget Strategy and Outlook

3. Capital Statement

4. Budget Measures

5. Service Delivery Statements

Appropriation Bills

Concessions Statement

The suite of Budget Papers is similar to that published in 2013-14.

The Budget Papers are available online at www.budget.qld.gov.au

© Crown copyright

All rights reserved

Queensland Government 2014

Excerpts from this publication may be reproduced, with appropriate acknowledgement, as permitted under the Copyright Act.

Concessions Statement

ISSN 1445-4890 (Print)

ISSN 1445-4904 (Online)

STATE BUDGET

2014-15

CONCESSIONS STATEMENT

1.	Overview	1

	Introduction	1
	Termination of Australian Government Assistance to Pensioners and Seniors Card Holders	1
	Focus	2
	Explanation of Scope	3
	Summary Table - Concessions by agency	4

2.	Concessions by Agency	9

	Department of Agriculture, Fisheries and Forestry	9
	Department of Communities, Child Safety and Disability Services	10
	Department of Education, Training and Employment	13
	Department of Energy and Water Supply	19
	Department of Environment and Heritage Protection	23
	Department of Housing and Public Works	23
	Department of Justice and Attorney-General	26
	Department of National Parks, Recreation, Sport and Racing	28
	Department of Natural Resources and Mines	29
	Department of Science, Information Technology, Innovation and the Arts	29
	Department of Transport and Main Roads	32
	Public Safety Business Agency	37
	Queensland Fire and Emergency Services	38
	Queensland Health	38
	CS Energy Limited	41
	ENERGEX Limited	41
	Ergon Energy Corporation Limited	42
	Far North Queensland Ports Corporation Limited	42
	Gladstone Ports Corporation Limited	42
	North Queensland Bulk Ports Corporation Limited	43
	Port of Townsville Limited	43
	Queensland Rail	44
	Stanwell Corporation Limited	45
	SunWater Limited	45

1.	OVERVIEW

FEATURES

•	This statement provides information on the cost of concessions provided by Government across a wide range of services including transport, electricity and water.

•	The total value of concessions is estimated to be $5.1 billion in 2014-15.

•	In its 2014-15 Budget, the Australian Government announced the unilateral termination of national partnership funding for concessions for pensioners and Seniors Card holders, at a cost to Queensland of $54.2 million in 2014-15 and $233.2 million over four years.

INTRODUCTION

The Government provides a diverse range of concessions across a wide variety of services. In addition to targeted discounts, rebates and subsidies for individuals or families based on eligibility criteria relating to factors such as age, income and special needs or disadvantage, broader concession arrangements are in place that reduce the price paid by all consumers in areas such as transport, electricity and water.

The majority of people will benefit from at least one concession and in many cases will benefit from multiple concessions each year. For example, aged pensioners are eligible for a number of Queensland Government concessions, including discounts on their council rates, water, gas and electricity bills, vehicle registration fees as well as subsidised optometry and dental services.

Further information on the eligibility requirements and benefits of a range of Government concessions can be found at: http://www.qld.gov.au/community/cost-of-living-support/concessions/.

Termination of Australian Government Assistance to Pensioners and Seniors Card Holders

In its 2014-15 Budget, the Australian Government announced that it would unilaterally terminate the National Partnership Agreement on Certain Concessions for Pensioner Concession Card and Seniors Card Holders (the NPA) from 1 July 2014.

This will reduce the funding to Queensland by $54.2 million in 2014-15 and $223.2 million over four years. As a consequence of the Australian Government’s decision, 15% of the total cost of existing concessions supported through the NPA for Pensioner Concession Card and Seniors Card holders is no longer funded.

Concessions Statement 2014-15	1

Unfortunately, this will need to be passed on to pensioners and Seniors Card holders through reductions in the level of concessions that are available to them. Queensland Government funding of affected concessions will not be reduced, but will be maintained at existing levels.

The impact on specific concessions is still to be determined, with the indicative date for implementing the flow through of the Australian Government’s termination of funding anticipated to be 1 October 2014. For this impact to be avoided, it would be necessary for the Australian Government to reinstate its funding. Impacted concessions are set out in Table 1.

Table 1

Concessions (Pensioner and Seniors Card holder portion)

Impacted by Termination of the NPA1

Concession	2014-15 Estimate $ million
Electricity Rebate Scheme	149.2
Pensioner Rate Subsidy Scheme	52.0
South East Queensland (SEQ) Pensioner Water Subsidy Scheme	19.6
Reticulated Natural Gas Rebate Scheme	2.1
Vehicle registration concessions[2]	81.1
TransLink Transport Concessions (South East Queensland)[3]	19.0
Rail Concession Scheme[4]	12.6
Total	335.6
Withdrawn Australian Government contribution for Pensioner Concession Card and Seniors Card Holders concessions[5]	50.4
Percentage of Australian Government contribution	15%

Notes:

1.	Numbers may not add due to rounding.
2.	The NPA only relates to the motor vehicle portion of this concession provided to Pensioner Concession Card and Seniors Card holders. The 2014-15 estimate for this item in Table 2 includes all recipients and concessions for boat registrations.
3.	Estimate is the Pensioner and Seniors Card holder component of this concession. The 2014-15 estimate for this item in Table 2 includes a broad range of recipients in addition to Pensioners Concessions Card and Seniors Card holders.
4.	The NPA only relates to the urban rail component of this concession provided to Pensioner Concession Card and Seniors Card holders. The 2014-15 estimate for this item in Table 2 includes both urban rail and long distance rail concessions.
5.	Estimated total reduction in Australian Government funding under the NPA in 2014-15 is $54.2 million. This amount comprises $50.4 million related to the items listed in this table plus $3.8 million for the ceased Designated Public Transport Concession for Seniors Card Holders concession (refer note 24 of Table 2).

FOCUS

This statement highlights the cost and nature of concessions provided by the Queensland Government. It covers concessions that are direct Budget outlays (for example, fee subsidy payments) and revenue foregone through fees and charges that are set at a lower rate than applies to the wider community or, in the case of broader concessions, the full cost of service provision.

2	Concessions Statement 2014-15

Table 2 sets out the cost of concessions by agency. The total value of these concessions is estimated at $5.1 billion in 2014-15. This represents a significant Government and taxpayer commitment to improving the accessibility and affordability of a diverse range of services and reducing the price paid by consumers of those services to ease cost of living pressures.

EXPLANATION OF SCOPE

For the purposes of this document, concessions include:

•	discounts, rebates and subsidies to improve access to, and the affordability of, a range of services for individuals or families based on eligibility criteria relating to factors such as age, income and special needs or disadvantage

•	concessional prices for Government services, where the price charged to all consumers is less than the full cost of service provision.

Both General Government (GG) and Public Non-financial Corporation (PNFC) sector concessions are included. Where a payment is made from a GG sector agency to a PNFC entity for a concession arrangement, the expenditure is reported against the GG sector agency only to avoid double counting.

To be included in this statement, concessions must meet the minimum materiality threshold of estimated expenditure or revenue foregone of $100,000 in 2014-15.

Varying methods have been used to estimate the cost of concessions depending on the nature of the concessions, including:

•	direct Budget outlay cost (for example, direct subsidy or rebate payments or Government’s contribution in the case of items such as rental subsidies)

•	revenue foregone (for example, concessional fees and charges)

•	cost of goods and services provided.

For the purposes of illustration, the document often uses averages to demonstrate the value of the concession to consumers. However, averages are not reflective of individual circumstances, meaning the actual dollar value of the concession to consumers will vary from person to person.

This Concessions Statement does not include Tax Expenditures (for example, tax exemptions, reduced tax rates, tax rebates and deductions). Information on Tax Expenditures is provided as an appendix to Budget Paper 2.

Concessions Statement 2014-15	3

Table 2

Concessions by agency1

	2013-14	2014-15
	Est. Act.	Estimate
Agency	$ million	$ million
Department of Agriculture, Fisheries and Forestry
Drought Relief Assistance Scheme - Fodder and Water Freight[2]	9.0	9.4
Drought Relief Assistance Scheme - Emergency Water Infrastructure Rebate[2]	11.0	9.4
Primary Industry Productivity Enhancement Scheme[3]	12.8	6.2
Hendra Virus - rebate to front line veterinarians	0.1	0.5

Department of Communities, Child Safety and Disability Services
Electricity Rebate Scheme[4]	128.0	149.2
Pensioner Rate Subsidy Scheme[5]	50.5	52.0
South East Queensland (SEQ) Pensioner Water Subsidy Scheme	19.0	19.6
Home Energy Emergency Assistance Scheme[6]	6.0	10.0
Electricity Life Support Concession Scheme	1.9	2.2
Reticulated Natural Gas Rebate Scheme	2.0	2.1
Medical Cooling and Heating Electricity Concession Scheme[7]	0.9	1.1

Department of Education, Training and Employment
Vocational Education and Training (VET) - Certificate 3 Guarantee Tuition Fee Subsidy[8,9]	100.3	100.8
VET - Higher Level Skills Tuition Fee Subsidy[8,10]	58.8	55.0
User Choice - Apprentice and Trainee Training Subsidy[8,11]	210.0	225.0
Travel and Accommodation Subsidy	4.5	4.5
Textbook and Resource Allowance[12]	48.4	55.0
School Transport Assistance for Students with Disabilities	38.6	39.6
Living Away from Home Allowance Scheme	6.1	6.8
Non-Government Schools Transport Assistance Scheme	5.1	5.2
Distance Education - Information and Communication Technology Subsidy Scheme	0.7	0.7
Distance Education - Non-Government Student Fee Subsidy	0.4	0.4
Dalby State High School - Bunya Campus Residential Facility	2.3	2.3
Spinifex State College - Mount Isa Student Residential Facility[2]	1.0	1.0
Far North Queensland Region - Student Residential College	0.5	0.5
Tuition fee exemptions/waivers - dependants of international students	5.5	5.5

Department of Energy and Water Supply
Ergon Energy - Uniform Tariff Policy (excluding Isolated Systems)[13]	482.4	584.6
Ergon Energy - Uniform Tariff Policy for Isolated Systems[13]	72.4	71.3
Origin Energy - Uniform Tariff Policy	6.0	6.5
Urban Water Price Path[14]	284.3	194.3
Rural Irrigation Water Price Subsidy[15]	7.4	6.0
Cloncurry Water Pipeline Water Supply Subsidy[2]	5.3	5.5
Bulk Water Rural Irrigation Water Price Subsidy	2.3	2.3

Department of Environment and Heritage Protection
Protected Plant Licence and Permits Concessions[2,16]	—	0.1

4	Concessions Statement 2014-15

Table 2

Concessions by agency1

	2013-14	2014-15
	Est. Act.	Estimate
Agency	$ million	$ million
Department of Housing and Public Works
Government managed housing rental rebate	409.6	409.5
Non-government managed housing[17]	N/A	N/A
National Rental Affordability Scheme[18]	18.9	27.3
Home Assist Secure[19]	16.4	18.5
Non-residential buildings - subsidised rents	5.3	5.4

Department of Justice and Attorney-General
Public Trustee of Queensland - Concessions	28.7	30.7
Queensland Civil and Administrative Tribunal Fees[2]	16.5	15.4
Court Services - Civil Court Fees[2]	15.7	13.6
Youth Justice Adventure Based Learning Services (The Outlooks)	2.3	2.4
Body Corporate and Community Management - Dispute Resolution	2.1	2.1
Electrical Safety Office - Equipment Certifications	0.1	0.1

Department of National Parks, Recreation, Sport and Racing
Tour fee and access permit concessions	0.9	1.0
Active Recreation Centres - concessional usage rates	0.3	0.3

Department of Natural Resources and Mines
Drought Assistance Package - Water Licence Fee Waiver and Land Rental Rebates[2]	5.0	3.9

Department of Science, Information Technology, Innovation and the Arts
Arts Queensland - Discount on property lease rentals	0.8	0.8
Queensland Museum - Arts concessional entry fees	0.9	0.8
Queensland Performing Arts Trust - Venue hire rebates	0.7	0.7
Queensland Art Gallery - Arts concessional entry fees[20]	2.2	0.4
Arts Queensland - Venue hire rebates[2]	0.3	0.3
State Library of Queensland - Venue hire rebates	0.3	0.3
Queensland Performing Arts Trust - Arts concessional entry fees	0.2	0.2
Arts Queensland - Arts concessional entry fees[2]	0.1	0.1

Department of Transport and Main Roads
General Public Transport Concessions (South East Queensland)[21]	1,063.6	1,122.0
General Public Transport Concessions (Regional Queensland)[22]	198.5	217.7
TransLink Transport Concessions (South East Queensland)[23]	106.6	120.2
Other transport concessions (Regional Queensland) and taxi subsidies	25.9	26.7
Designated Public Transport Concessions for Seniors Card Holders[24]	3.8	—
Rail Network and Infrastructure Funding	546.9	556.7
Rail Concession Scheme	36.9	36.0
Aurizon - Livestock and Regional Freight Contracts[25]	144.9	156.7
School Transport Assistance Scheme	138.4	139.3
Vehicle and boat registration concessions[26]	131.0	133.7
Commercial ship registration and licensing	9.5	9.5
Practical Driving Test	6.4	6.7

Concessions Statement 2014-15	5

Table 2

Concessions by agency1

	2013-14	2014-15
	Est. Act.	Estimate
Agency	$ million	$ million
Public Safety Business Agency
Blue card assessments - volunteer applicants[27]	9.7	10.0

Queensland Fire and Emergency Services
Emergency Management, Fire and Rescue Levy Concession	7.8	8.9

Queensland Health
Oral Health Scheme[28]	165.3	151.6
Patient Travel Subsidy Scheme[29]	73.0	81.1
Medical Aids Subsidy Scheme[30]	40.4	40.3
Spectacle Supply Scheme	9.0	9.1
Community Aids Equipment and Assistive Technologies Initiative and Vehicle Options Subsidy Scheme[2,31]	7.5	5.0

CS Energy Limited
Gladstone Power Station Interconnection and Power Pooling Agreement (IPPA)[32]	commercial- in-confidence	commercial- in-confidence

ENERGEX Limited
Regulated Service Charges[33]	12.6	13.1

Ergon Energy Corporation Limited
Regulated Service Charges[2]	4.3	4.7

Far North Queensland Ports Corporation Limited
Concessional Leases - Industry/Commercial	0.6	0.6
Concessional Leases - Community	0.2	0.2

Gladstone Ports Corporation Limited
Concessional Port Charges[34]	47.3	49.4
Concessional Leases - Industry/Commercial	3.4	3.2
Concessional Leases - Community	0.5	0.5

North Queensland Bulk Ports Corporation Limited
Concessional Leases - Industry/Commercial	1.5	1.6
Concessional Leases - Community	0.2	0.2

Port of Townsville Limited
Concessional Leases - Industry/Commercial	5.3	5.4
Concessional Leases - Community	0.1	0.1

Queensland Rail
Kuranda Scenic Railway	10.3	8.2
Heritage Rail Services	5.8	6.2
Concessional Leases - Community	1.6	1.6

Stanwell Corporation Limited
Fixed Water Grid Contracts	16.0	16.4

6	Concessions Statement 2014-15

Table 2

Concessions by agency1

	2013-14	2014-15
	Est. Act.	Estimate
Agency	$ million	$ million
SunWater Limited
Water Supply Contracts	21.2	21.0

Total	4,966.8	5,132.0
Adjustment for Australian Government Termination of NPA[35]	—	(50.4)
Adjusted Total	4,966.8	5,081.7

Notes:

1.	Numbers may not add due to rounding.
2.	New item for the 2014-15 Concessions Statement.
3.	The forecast decrease in 2014-15 reflects the overall anticipated reduction in Primary Industry Productivity Enhancement Scheme loans being approved as compared to actual loan approvals in 2013-14. The decrease is anticipated as primary producers access the Australian Government’s new Farm Finance Concessional Loans and Drought Concessional Loans.
4.	The increase between the 2013-14 estimated actual and the 2014-15 estimate reflects the combined impact of forecast increases in electricity prices and card holder numbers.
5.	The increase between the 2013-14 estimated actual and the 2014-15 estimate is due to projected claimant growth.
6.	Funding available for this concession was increased to $10 million per annum as part of the 2013-14 Budget. The 2013-14 estimated actual reflects forecast payments under the arrangement, which is driven by demand.
7.	The increase between the 2013-14 estimated actual and the 2014-15 estimate reflects the combined impact of forecast increases in electricity prices and card holder numbers. Increased awareness of the scheme is expected to result in higher take-up in 2014-15.
8.	Vocational Education and Training (VET) funding has been significantly restructured since the 2013-14 Budget. Direct comparison between the 2013-14 and 2014-15 Concessions Statements for these items is not possible. The 2013-14 estimated actual has been prepared using the new concession structure. As Industry Training schemes and VET Fee Exemptions for Indigenous students reported in the 2013-14 Concessions Statement will now be delivered as wrap around services, they are no longer within scope for the Concessions Statement.
9.	The Certificate 3 Guarantee is a demand driven program that commenced in 2013-14. With the implementation of a fully contestable training market from 1 July 2014, a larger range of qualifications will be made available to eligible participants, resulting in a higher demand for training and increased delivery of this training. Programs previously included under Vocational Education and Training (VET) - Tuition Fee subsidy and the VET - Strategic Purchasing Program are now reported here.
10.	The Higher Level Skills program funded the delivery of qualifications during the transition year for TAFE Queensland to assist in the move to a fully contestable market. In 2014-15, the number of qualifications funded under the program will decrease, but investment is forecast to increase over time due to investment being managed through fully contestable and demand-driven arrangements.
11.	The increase in 2014-15 is due to the Registered Trade Skills Pathway, Industry Pre-Apprenticeship Program and Trade Skills Assessment programs being introduced in 2014-15.
12.	The increase in 2014-15 is due to a combination of CPI indexation and forecast enrolment growth in State and non-Government schools.
13.	In response to the Interdepartmental Committee on Electricity Sector Reform Recommendation 5.5.6, from 2014-15 the former Ergon Energy - Uniform Tariff Policy concession will be reported as two separate items - Ergon Energy - Uniform Tariff Policy (excluding Isolated Systems) and Ergon Energy - Uniform Tariff Policy for Isolated Systems, to improve reporting transparency. The 2013-14 estimated actual for the former Ergon Energy - Uniform Tariff Policy concession has been recast across these two new items.
14.	The variance between the 2013-14 estimated actual and the 2014-15 estimate reflects a decrease in the difference between the price paid by consumers and the cost of supply, consistent with the staged transition to full cost recovery under the 10 year bulk water price path in South East Queensland.
15.	The change between the 2013-14 estimated actual and 2014-15 estimate reflects irrigation prices increasing as a result of the current 2012-17 price path leading to a reduction in the concession required.
16.	The new licences and permits commenced on 31 March 2014. The 2013-14 estimated actual reflects three months of concessional expenditure ($21,000).
17.	The value of this concession arrangement is unable to be accurately quantified.
18.	The increase in the National Rental Affordability Scheme incentive payments is due to the increase in the number of dwellings delivered from approximately 8,700 in 2013-14 to over 10,000 in 2014-15.

Concessions Statement 2014-15	7

Table 2

Concessions by agency1

Notes:

19.	The increase in Home Assist Secure payments in 2014-15 reflects a grant indexation adjustment of 3.25%.
20.	The decrease between the 2013-14 estimated actual and the 2014-15 estimate is mainly due to forecasting fewer ticketed exhibitions and exhibitions being of a smaller scale.
21.	The increase between the 2013-14 estimated actual and the 2014-15 estimate reflects annual cost indexation and additional costs associated with the provisioning of the new Gold Coast Light Rail operations.
22.	The increase between the 2013-14 estimated actual and the 2014-15 estimate reflects cost indexation and cost uplifts associated with the new Tilt Service, the ‘Spirit of Queensland’.
23.	The increase between the 2013-14 estimated actual and the 2014-15 estimate reflects the January 2014 7.5% fare increase and 2014-15 being the first full year of operation of the Gold Coast Light Rail which will attract higher usage and increase the cost of concessions.
24.	Due to the termination of the National Partnership Agreement on Certain Concessions for Pensioner Concession Card and Seniors Card Holders from 1 July 2014, this concession arrangement will cease.
25.	The increase between the 2013-14 estimated actual and the 2014-15 estimate reflects contractual cost increases associated with livestock and regional freight transport.
26.	This concession combines two previously reported concession items - light and heavy vehicle registration concessions and recreational ship registration and licensing.
27.	Previously reported against the Commission for Children and Young People and Child Guardian. As part of the Government’s response to the recommendations of the Queensland Child Protection Commission of Inquiry, the Commission will cease to exist in its current form from 1 July 2014. The blue card function will transition at that time to the Public Safety Business Agency.
28.	The 2014-15 estimate reflects reduced funding under the National Partnership Agreement for Treating More Public Dental Patients, which concludes in 2014-15.
29.	The variation between the 2013-14 estimated actual and 2014-15 estimate is due to predicted annual growth.
30.	Structural reform has resulted in efficiency savings that are reflected in the slight decrease in the 2014-15 estimate.
31.	The Community Aids Equipment and Assistive Technologies Initiative and Vehicle Options Subsidy Scheme transferred to Queensland Health from Department of Communities, Child Safety and Disability Services on 1 May 2014. In 2013-14 Department of Communities, Child Safety and Disability Services funded an additional one off internal allocation of $2.5 million as part of the initial program set up to address latent and first year demand and includes the transition costs to Queensland Health.
32.	Due to the parties to the IPPA including private sector companies, current estimates are commercial-in-confidence and are unable to be published.
33.	Variance year on year is driven by an increase in price and cost (approximately 3%) combined with an increase in forecast volume of Alternative Control Services (approximately 1%).
34.	The increase in concessional port charges in 2014-15 reflects forecast increases in throughput by industry.
35.	Specific concessions have not been adjusted at this stage for the Australian Government’s unilateral decision to terminate assistance to Pensioner Concession Card and Seniors Card holders from 1 July 2014. Refer to Table 1 for further information on the concession items impacted by this decision. The estimated total reduction in Australian Government funding under the NPA in 2014-15 is $54.2 million. This amount comprises $50.4 million related to the items listed in Table 1 plus $3.8 million for the ceased Designated Public Transport Concession for Seniors Card Holders concession (refer note 24).

8	Concessions Statement 2014-15

2.	CONCESSIONS BY AGENCY

Department of Agriculture, Fisheries and Forestry

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Drought Relief Assistance Scheme - Fodder and Water Freight	9.0	9.4
Drought Relief Assistance Scheme - Emergency Water Infrastructure Rebate	11.0	9.4

Funding for the Drought Relief Assistance Scheme (DRAS) provides freight subsidies and emergency water infrastructure rebates to support producers and communities that have been affected by drought conditions across the State. Freight subsidies of up to 50% and emergency water infrastructure rebates of up to 50% are available to eligible applicants, up to a maximum of between $20,000 and $40,000 per property, per financial year.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Primary Industry Productivity Enhancement Scheme	12.8	6.2

The Primary Industry Productivity Enhancement Scheme is administered by QRAA and provides concessional rates of interest on loans to eligible primary producers in need of financial assistance. First Start Loans and Sustainability Loans of up to $650,000 support applicants to enter primary production and to improve productivity and sustainability. The average concessional interest rate on these loans is 3.97%.

Concessions Statement 2014-15	9

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Hendra Virus - rebate to front line veterinarians	0.1	0.5

In accordance with its election commitment, the Government provides a rebate towards the cost of eligible personal protective equipment used by veterinarians in the testing of suspected Hendra virus cases. The rebate scheme came into effect on 1 July 2012.

The rebate scheme allows private veterinarians to claim up to $250 from Biosecurity Queensland by way of a start-up rebate. It is intended to equip veterinarians with appropriate personal protective equipment for themselves and anyone else assisting with the testing of horses. A replenishment rebate of $250 is also available for veterinarians that have conducted Hendra virus testing in order to assist them with the cost of restocking personal protective equipment.

Funding of $0.5 million is allocated in 2014-15 for this initiative. As at 1 April 2014, 32 rebates have been provided to veterinarians across the State during 2013-14.

Department of Communities, Child Safety and Disability Services

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Electricity Rebate Scheme	128.0	149.2

The Electricity Rebate Scheme provides a rebate of up to $321 per annum to assist with the cost of domestic electricity supply to the home of eligible holders of a Pensioner Concession Card, a Queensland Seniors Card or a Repatriation Health Card for All Conditions (Gold Card) who receive a War Widow/Widower or Special Rate Totally or Permanently Incapacitated (TPI) pension.

The maximum rebate for this concession in 2014-15 will be adjusted as a consequence of the Australian Government’s decision to terminate the National Partnership Agreement on Certain Concessions for Pensioner Concession Card and Seniors Card Holders (the NPA) from 1 July 2014. Refer to section 1 for further information.

10	Concessions Statement 2014-15

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Pensioner Rate Subsidy Scheme	50.5	52.0

The Pensioner Rate Subsidy Scheme offers a 20% subsidy (up to a maximum of $200 per annum) to lessen the impact of local government rates and charges on pensioners, thereby assisting them to continue to live in their own homes.

The rebate for this concession in 2014-15 will be adjusted as a consequence of the Australian Government’s decision to terminate the NPA from 1 July 2014. Refer to section 1 for further information.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
South East Queensland (SEQ) Pensioner Water Subsidy Scheme	19.0	19.6

The SEQ Pensioner Water Subsidy Scheme provides an annual subsidy of up to $120 to eligible pensioner property owners in the SEQ Water Grid to lessen the impact of increased water prices. This subsidy is in addition to the Pensioner Rate Subsidy Scheme.

The maximum rebate for this concession in 2014-15 will be adjusted as a consequence of the Australian Government’s decision to terminate the NPA from 1 July 2014. Refer to section 1 for further information.

	2013-14	2014-15
	Est. Act	Estimate
	$ million	$ million
Home Energy Emergency Assistance Scheme	6.0	10.0

The Home Energy Emergency Assistance Scheme provides one off emergency assistance of up to $720 per annum (for a maximum of two consecutive years) to assist low income households experiencing a short term financial crisis and who are unable to pay their current electricity and/or reticulated natural gas account. It is not a requirement for the claimant to hold a concession card.

Concessions Statement 2014-15	11

	2013-14	2014-15
	Est. Act	Estimate
	$ million	$ million
Electricity Life Support Concession Scheme	1.9	2.2

The Electricity Life Support Concession Scheme is aimed at assisting seriously ill people who use home based life support systems by providing a rebate of up to $654 per annum for users of oxygen concentrators and a rebate of up to $438 per annum for users of kidney dialysis machines to meet their electricity costs. The concession is paid quarterly and is subject to the patient being medically assessed in accordance with Queensland Health eligibility criteria.

The rebate provided under this concession in 2014-15 is not impacted by the Australian Government’s decision to terminate the NPA from 1 July 2014.

	2013-14	2014-15
	Est. Act	Estimate
	$ million	$ million
Reticulated Natural Gas Rebate Scheme	2.0	2.1

The Reticulated Natural Gas Rebate Scheme provides a rebate of up to $68 per annum to assist with the cost of reticulated natural gas supplied to the home of eligible holders of a Pensioner Concession Card, Queensland Seniors Card or Gold Card who receive a War Widow/Widower or Special Rate TPI pension.

The maximum rebate for this concession in 2014-15 will be adjusted as a consequence of the Australian Government’s decision to terminate the NPA from 1 July 2014. Refer to section 1 for further information.

	2013-14	2014-15
	Est. Act	Estimate
	$ million	$ million
Medical Cooling and Heating Electricity Concession Scheme	0.9	1.1

The Medical Cooling and Heating Electricity Concession Scheme provides a rebate of up to $321 per annum for eligible concession card holders with a medical condition who have dependence on air-conditioning to regulate body temperature.

The rebate provided under this concession in 2014-15 is not impacted by the Australian Government’s decision to terminate the NPA from 1 July 2014.

12	Concessions Statement 2014-15

Department of Education, Training and Employment

To support the Government’s program of reform for the State’s vocational education and training (VET) sector, substantial changes to funding arrangements were implemented during 2013-14. From 1 July 2013, a number of existing subsidy arrangements were extended to include private registered training organisations.

As a result, the concessions relating to vocational education and training have been restructured to reflect the new funding arrangements. Please refer to the notes to Table 2 of this document for further information. To enable comparison between years, the 2013-14 estimated actual has been prepared using the new concession structure.

Additional information on changes to the VET sector is detailed in Great skills. Real opportunities. which can be found on the Department of Education, Training and Employment website www.dete.qld.gov.au.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Vocational Education and Training (VET) - Certificate 3 Guarantee Tuition Fee Subsidy	100.3	100.8

The Certificate 3 Guarantee commenced in 2013-14 and replaces the Vocational Education Training - Tuition Fee Subsidy program which was previously only available to TAFE Institutes. This subsidy arrangement was extended to approved private registered training organisations (pre-qualified suppliers) from 1 July 2013, and was largely provided to subsidise the tuition fees paid by students undertaking eligible vocation education and training courses (primarily at Certificate III). The annual average dollar value of the Government fee subsidy for each qualification ranges from $416 to $6,900, depending on the qualification studied.

Concessions Statement 2014-15	13

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
VET - Higher Level Skills Tuition Fee Subsidy	58.8	55.0

During 2013-14, funding was largely provided to subsidise the tuition fees paid by students undertaking eligible vocational education and training courses (Certificate IV and above) at TAFE Queensland. This subsidy arrangement will be extended to approved private registered training organisations from 1 July 2014. Higher Level Skills is a new program for 2013-14 and replaces the Vocational Education Training - Tuition Fee Subsidy program which was previously only available to TAFE Institutes. Actual course fees paid by individual students are dependent on the program of study, the annual average dollar value of the Government fee subsidy for each qualification ranges from $1,050 to $6,910.

The decrease between the 2013-14 estimated actual and the 2014-15 estimate is due to a decrease in the number of qualifications funded under the program.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
User Choice - Apprentice and Trainee Training Subsidy	210.0	225.0

The User Choice program provides Government funding to training providers to reduce the cost of accredited, entry level training for Queensland apprentices and trainees. The program enables apprentices, trainees and their employers to select a preferred provider from an approved list for the delivery of accredited training to meet their specific needs. Whilst the full cost of each training course varies, the annual average dollar value of the Government fee subsidy per student is $2,726.

14	Concessions Statement 2014-15

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Travel and Accommodation Subsidy	4.5	4.5

The Travel and Accommodation Subsidy provides financial assistance to Queensland apprentices and trainees for travel expenses incurred in attending off the job training with their training organisation. To be eligible, apprentices must attend the closest training organisation that offers the required qualification and travel a minimum of 100km return from their usual place of residence to the training organisation. The subsidy provides:

•	return land travel to the required off the job training location of 15 cents per km for distances between 100-649km (return), increasing to 19 cents per km for distances between 650-1,400km (return)

•	accommodation assistance of $27 per day, if it is necessary to live away from their usual place of residence to attend training

•	a return economy air ticket to the location of the training organisation if necessary

•	ferry travel where relevant.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Textbook and Resource Allowance	48.4	55.0

The Textbook and Resource Allowance is for parents/caregivers of secondary school age students attending State and approved non-Government schools to assist with the cost of textbooks and learning resources. Parents generally sign over this allowance to the school to reduce the fees associated with participating in the school’s textbook and resource scheme. In 2014, the rates per annum are $115 for students in Years 8 to 10 and $250 for students in Years 11 and 12.

Concessions Statement 2014-15	15

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
School Transport Assistance for Students with Disabilities	38.6	39.6

The Government provides transport assistance to students with disabilities to attend school programs that meet their educational needs. This transport assistance includes the provision of taxis or specialised contracted minibuses, payment of fares on regular buses or trains, or an allowance for parents who drive their children to school. The benefit level is up to $300 per week, per student. A separate scheme is in place for students with disabilities attending non-Government schools (refer ‘Non-Government Schools Transport Assistance Scheme’).

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Living Away from Home Allowance Scheme	6.1	6.8

A living away from home allowance is provided to students in Years 1 to 12 in State and non-Government schools whose homes are geographically isolated and are required to board away from home to attend schools with the required year levels. The allowances contribute towards meeting the costs associated with boarding away from home to attend school on a daily basis, and include tuition and travel costs.

The benefits available for eligible students in 2014 are:

•	Remote Area Tuition Allowance - primary students up to $3,086 per annum and secondary students up to $4,444 per annum. Benefit levels are linked to the tuition fees charged by approved boarding schools

•	Remote Area Travel Allowance - available where the distance from the family home to the boarding location is at least 50km. Benefit levels depend on the distance travelled, and range from $126 to a maximum of $1,587 per annum

•	Remote Area Allowance - assistance of $1,940 per annum is available to students attending Queensland Agricultural Training Colleges in lieu of Years 11 and 12

•	Remote Area Disability Supplement - available to students with disabilities who incur additional costs associated with living away from home to attend school. Benefits are up to $6,314 per student per annum.

16	Concessions Statement 2014-15

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Non-Government Schools Transport Assistance Scheme	5.1	5.2

The Non-Government Schools Transport Assistance Scheme assists families by providing funding towards the transport costs of students attending non-Government schools outside of the Brisbane City Council area. Under the scheme, reimbursement is provided for transport expenses above a set weekly threshold amount. In 2014, the threshold is $25 per week for families, or $20 for families with a Health Care card, Pensioner or Department of Veterans’ Affairs Pensioner Card.

The program also assists families of students with disabilities who attend a non-Government school. The level of assistance provided is dependent on the type of transport needed. For families using taxis, assistance is capped at $300 per week, inclusive of any assistance provided through the Taxi Subsidy Scheme administered by the Department of Transport and Main Roads.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Distance Education - Information and Communication Technology Subsidy Scheme	0.7	0.7

The Distance Education Information and Communication Technology Subsidy Scheme provides assistance to meet the cost of computer equipment for geographically isolated and medical category students enrolled in a school of distance education. Geographically isolated category students are also eligible for an additional subsidy for subscribing to an internet service.

The scheme provides $250 per annum to assist with purchasing, replacing or upgrading computer hardware for students in the distance/geographically isolated and medical categories, and $500 per annum to assist students in the distance/geographically isolated category to meet the costs of broadband internet access and download charges for the home classroom. Eligible students also receive access to free software licences.

Concessions Statement 2014-15	17

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Distance Education - Non-Government Student Fee Subsidy	0.4	0.4

This fee subsidy is available to students who are enrolled in non-Government schools and also choose to access distance education subjects. It provides an average annual subsidy of approximately $1,261.90 per distance education subject enrolment.

This arrangement enables the State to make distance education available to non-Government schools, ensuring the widest possible subject choice for students, whilst recovering a proportion of the teaching and overhead costs.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Dalby State High School - Bunya Campus Residential Facility	2.3	2.3

Through this arrangement, the Government provides affordable residential accommodation for secondary school students in a boarding facility. The concession particularly targets secondary school students from rural and remote communities. However, any secondary age student is eligible. Students accommodated at the residential facility are enrolled at Dalby State High School and participate in agricultural education programs.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Spinifex State College - Mount Isa Student Residential Facility	1.0	1.0

Government funding is provided to reduce the cost of providing a residential facility in Mount Isa for students from the North Western area of the State whose home community does not provide secondary schooling. The funding meets the cost of wages for the residential college, increasing the affordability of the accommodation rates charged to students.

18	Concessions Statement 2014-15

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Far North Queensland Region - Student Residential College	0.5	0.5

The concession is to provide a residential schooling option for students from the Torres Strait and Cape York. This college provides an option that is more familiar for students from remote locations with the intent to increase participation and retention of secondary students in schooling. The concession targets students from Torres Strait and Cape York seeking secondary education when their home community does not provide secondary schooling. The concession provides wages for the residential college allowing the rates charged to students to be more affordable.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Tuition fee exemptions/waivers - dependants of international students	5.5	5.5

International students who meet the approved exemption criteria and wish to enrol their child in Preparatory (Prep) Year to Year 12 of schooling are exempt from paying dependant tuition fees. The exemption only applies for the duration of the main temporary visa holder’s (parent) course of study in Queensland.

A dependant student (Prep to Year 12) of a temporary visa holder may also be eligible for a tuition fee waiver in certain circumstances, including financial hardship.

Department of Energy and Water Supply

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Ergon Energy - Uniform Tariff Policy (excluding Isolated Systems)	482.4	584.6

The Government’s uniform tariff policy ensures that all Queensland non-market electricity customers of a similar type pay the same price for electricity, regardless of where they live. As these prices do not reflect the full cost of electricity supply for most remote and regional Queenslanders, the Government provides funding to Ergon Energy Queensland Pty Ltd to cover the difference between the revenue earned and the efficient cost of supplying electricity to its customers.

Concessions Statement 2014-15	19

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Ergon Energy - Uniform Tariff Policy for Isolated Systems	72.4	71.3

Ergon Energy Corporation Limited owns and operates 33 isolated power stations which supply electricity to remote and isolated Queensland communities. Ergon Energy Queensland Pty Ltd retails electricity to these customers at the notified prices and the Government provides funding to Ergon Energy Queensland Pty Ltd to cover the difference between the revenue earned and the cost of supplying electricity to these customers.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Origin Energy - Uniform Tariff Policy	6.0	6.5

The Government’s uniform tariff policy ensures that all Queensland non-market electricity customers of a similar type pay the same price for electricity, regardless of where they live. Origin Energy retails electricity to approximately 5,700 Queensland non-market customers in the Goondiwindi, Texas and Inglewood areas who are supplied electricity through the New South Wales (NSW) distribution network.

As the prices these customers pay do not reflect the full cost of supplying electricity in these areas, the Government provides a rebate to Origin Energy to ensure that these customers pay no more for electricity than other similar customers in Queensland. The NSW Government is removing retail price regulation in the NSW electricity market from 1 July 2014. From 1 July 2014, the amount of the rebate under the uniform tariff policy will be calculated using the Origin Energy published or standard tariffs rather than the NSW regulated tariffs.

20	Concessions Statement 2014-15

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Urban Water Price Path	284.3	194.3

Bulk water prices in South East Queensland (SEQ) are currently set at levels below the cost of supply. This has been the case since the commencement of a 10 year price path in 2008. The difference between revenue received, based on these below cost prices, and the costs to be recovered is funded by debt, which is due to be repaid from bulk water prices over the period 2017-18 to 2027-28.

However, it should be noted that this under recovery is not funded through a Community Service Obligation or consolidated revenue, but is rather funded by debt which is to be recovered through SEQ bulk water prices.

The reduction in the level of under recovery between the 2013-14 estimated actual and the 2014-15 estimate is due to the narrowing gap between the cost of supplying water and the price paid by consumers. This decrease reflects the Government’s decision to progressively transition prices to full cost recovery by 2017-18.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Rural Irrigation Water Price Subsidy	7.4	6.0

SunWater Limited (SunWater) owns and operates water supply schemes across regional Queensland. As the owner of SunWater, the Government decides how much to recover of SunWater’s costs through irrigation prices. Currently, SunWater’s irrigation water prices for some schemes are set below the efficient cost to supply water to irrigators.

Government funding is provided to SunWater to offset the reduced revenue and to ensure that increases in water prices paid by rural irrigation customers to recover costs are gradual. In 2014-15, the impact of this subsidy on irrigation water prices varies by irrigation scheme. Without the subsidy, irrigation water prices would be a weighted average of $7 per megalitre higher.

Concessions Statement 2014-15	21

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Cloncurry Water Pipeline Water Supply Subsidy	5.3	5.5

North West Queensland Water Pipeline Limited (NWQWP), a SunWater subsidiary, owns and operates the Cloncurry Water Pipeline between the Ernest Henry Mine and Cloncurry. The pipeline guarantees Cloncurry Shire Council’s long term water supply and supports industrial development in the region. As the construction and operation of the Cloncurry Water Pipeline is a non-commercial investment, the Government provides funding to NWQWP to ensure that SunWater receives a return on its investment in the pipeline.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Bulk Water Rural Irrigation Water Price Subsidy	2.3	2.3

Seqwater owns and operates water supply schemes across SEQ which also supply bulk water services to rural irrigation customers. Currently Seqwater’s rural irrigation prices for some schemes are set below the efficient cost of supply.

Government funding is provided to Seqwater to offset the reduced revenue and to ensure that increases in water prices paid by rural irrigation customers to recover costs are gradual. In 2014-15, the impact of this subsidy on irrigation water prices will vary by irrigation scheme. Without the subsidy, irrigation water prices would be a weighted average of $32 per megalitre higher.

22	Concessions Statement 2014-15

Department of Environment and Heritage Protection

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Protected Plant Licence and Permits Concessions	—	0.1

The Nature Conservation Act 1992 and its subordinate legislation regulate the clearing, growing, harvesting and trade of protected plants in Queensland. New regulatory licence and permit fees for protected plants came into effect on 31 March 2014.

Concessional licence and permit fees are available for individuals and groups undertaking activities for educational purposes, scientific research purposes, conservation, clearing to establish necessary property infrastructure and traditional owner activity. The dollar amount of the fee reduction provided under the concession depends on the type of permit or licence; it is $387.70 for plant growing licences, $776.30 for plant harvesting licences and $1,941 for plant clearing permits from 1 July 2014.

Department of Housing and Public Works

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Government managed housing rental rebate	409.6	409.5

The Government managed housing rental rebate provides help to low income families and individuals and represents the difference between the rents that would be payable in the private market and rent that is charged by Government based on household income.

Assistance is provided to over 54,000 households. The estimated average yearly subsidy per household for 2014-15 is $7,556.

Concessions Statement 2014-15	23

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Non-government managed housing	estimate not available	estimate not available

The Government provides contributions to social housing providers, including capital grants, granted land or properties, or recurrent funding, to assist in increasing housing affordability and access to social housing.

Due to the nature of the arrangement, the overall value of the concession provided by the Government is not easily quantified. However, rents charged for social housing managed by other providers are based on 25% of a household’s assessable income, which substantially reduces accommodation costs for eligible individuals and families.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
National Rental Affordability Scheme	18.9	27.3

The National Rental Affordability Scheme (NRAS) is an Australian Government initiative, delivered in partnership with the Queensland Government, to increase the supply of new affordable rental housing. The scheme provides financial incentives to investors to build well located dwellings and rent them to eligible low to moderate income households, at a discounted rate at least 20% below market rent for that location.

Under the scheme the concession to the tenant is provided by the property owner. Due to the nature of the arrangement, the overall value of the concession cannot be quantified. In 2014-15, the Government has allocated $27.3 million for the payment of financial incentives to NRAS investors who are then required to discount rents to tenants by at least 20%.

As part of its 2014-15 Budget, the Australian Government announced that it will not be proceeding with Round 5 of the scheme. The Queensland Government is currently assessing what impact this decision has on affordable housing services.

24	Concessions Statement 2014-15

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Home Assist Secure	16.4	18.5

Home Assist Secure targets home owners and those in rental housing who are over 60 years of age or have a disability, and who require assistance to remain living in their home.

Home Assist Secure provides free safety related information and referrals, and subsidised assistance to eligible clients unable to undertake or pay for critical maintenance services without assistance. To be considered for subsidised assistance, home owners or tenants with a disability or over the age of 60 must hold a pensioner concession card and be unable to complete the work themselves. In addition, they must be unable to access assistance from family or friends or other services. The labour costs (up to $400 per household per year) for the assistance provided are subsidised by Home Assist Secure while the balance of the costs (including all materials) are met by the client.

In 2014-15, $18.5 million in grants to Home Assist Secure providers will be issued to ensure the ongoing delivery of assistance to those in greatest need. This includes subsidised assistance to eligible clients. It is estimated that 50,000 households will be assisted.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Non-residential buildings - subsidised rents	5.3	5.4

Accommodation is provided to 43 community, arts and not-for-profit organisations in Government owned non-residential buildings. Rents paid by the organisations are often below assessed market rent levels. Tenures for the occupancies are by way of leases, licences or month to month arrangements. The provision of accommodation and rent subsidies assists the organisations to deliver services to several communities.

Twenty four properties are subject to subsidised rental arrangements, comprising a total floor area of approximately 25,000 square metres.

The total subsidy is calculated by deducting the actual amount paid by the occupants from the total estimated annual market rent for the space.

Concessions Statement 2014-15	25

Department of Justice and Attorney-General

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Public Trustee of Queensland - Concessions	28.7	30.7

The Public Trustee of Queensland (the Public Trustee) is a self funding organisation and uses a scale of fees which is designed to reflect a fair cost for the services provided.

The Public Trustee has established a safety net limit on the annual fees payable by certain clients. The arrangement provides for a rebate of fees for some clients with limited assets, for example financial administration for clients with impaired capacity, or administration of deceased estates or trusts. The Public Trustee also provides free will making services for Queenslanders.

The Public Trustee also provides funding to the Public Guardian (formerly the Office of the Adult Guardian) and financial assistance under the Civil Law Legal Aid Scheme administered by Legal Aid Queensland, to enable these organisations to provide services to the people of Queensland.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Queensland Civil and Administrative Tribunal Fees	16.5	15.4

The Queensland Civil and Administrative Tribunal (QCAT) is an independent tribunal that delivers a range of dispute resolution services to the community. Fees for these services are set below full cost recovery so as to not restrict access to swift and fair justice due to financial constraints. The Tribunal provides human rights services with no application fees for guardianship and administration of adults, children’s matters, anti-discrimination matters and financial hardship.

26	Concessions Statement 2014-15

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Court Services - Civil Court Fees	15.7	13.6

The Supreme, District and Magistrates Courts hear civil disputes between two or more parties (people or organisations) where one party sues the other, usually to obtain compensation, or seek some other remedy. These disputes may involve anything from defamation to outstanding debts. Fees are prescribed under the Uniform Civil Procedure (Fees) Regulation 2009 for proceedings commenced in civil matters and are set below full cost recovery to ensure that civil remedies are accessible to all Queenslanders.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Youth Justice Adventure Based Learning Services (The Outlooks)	2.3	2.4

Adventure Based Learning provides young people with unique opportunities to reflect on their behaviour, values and choices and consider constructive ways to learn and grow. It can include a range of activities and expeditions such as canoeing, hiking, challenge ropes courses, kayaking, abseiling and rock climbing. The aim is to provide early intervention strategies for young people and to engage positively with them and their families. The course fees paid by participants equate, on average, to 14% of the cost of the course.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Body Corporate and Community Management - Dispute Resolution	2.1	2.1

The Office of the Commissioner for Body Corporate and Community Management provides a dispute resolution service to parties unable to resolve disputes themselves. The service consists of conciliation, with the aim of achieving a voluntary agreement, and adjudication, which results in a formal order. The service is delivered below full cost recovery so as to not restrict access to justice due to affordability reasons. The lodgement fee is $69 for a Conciliation and Final Order Application, and $144.90 for an Interim Order Application.

Concessions Statement 2014-15	27

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Electrical Safety Office - Equipment Certifications	0.1	0.1

The Electrical Safety Office provides a process of certification of household and similar electrical equipment, which is required by regulation, as part of the strategy to ensure electrically safe equipment is sold to consumers in Queensland. The fee (currently $465) is paid by manufacturers and importers of electrical equipment and is less than the full cost of the certification process.

Department of National Parks, Recreation, Sport and Racing

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Tour fee and access permit concessions	0.9	1.0

Concessional entry and tour fees are available in specified protected areas including Chillagoe-Mungana Caves National Park, David Fleay Wildlife Park, Fort Lytton National Park, Mamu Rainforest Canopy Walkway, Mon Repos Conservation Park, Mt Etna Caves National Park, St Helena Island National Park and the D’Aguilar National Park.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Active Recreation Centres - concessional usage rates	0.3	0.3

Concessional rates are offered to students and children 17 years and under, for the use of Active Recreation Centres, primarily at Currimundi and Tallebudgera. These concessional rates provide discounts of between 4.4% and 39.5%.

28	Concessions Statement 2014-15

Department of Natural Resources and Mines

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Drought Assistance Package - Water Licence Fee Waiver and Land Rental Rebates	5.0	3.9

As part of the Government’s drought assistance package, the annual water licence fee of $69.10 will be waived from 1 September 2013 until 31 August 2014 for landholders and lessees in Local Government Areas which are drought declared.

Landholders of rural leases issued under the Land Act 1994 are also eligible to a rebate of any increase in rent from 2012-13. The rebate is available to leases that are in a drought declared area and that have had an increase on the annual rent payable from the 2012-13 financial year that has not been caused by minimum rent increase. Landholders whose rent has not increased are not eligible. In addition to this rebate, landholders may also be eligible to defer the required payment, if they are suffering from hardship because of the effects of drought, flood, fire or disaster.

The variation between the 2013-14 estimated actual and the 2014-15 estimate reflects current Government funding allocations for this concession.

Department of Science, Information Technology, Innovation and the Arts

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Arts Queensland - Discount on property lease rentals	0.8	0.8

Arts Queensland provides property lease rentals to arts and cultural organisations at a discount from market rental rates at the Judith Wright Centre of Contemporary Arts, 381 Brunswick Street, Fortitude Valley and the Cairns Centre of Contemporary Arts.

Discounts range from 20% to 100% of the market rate (dependent on location) of the commercial office space. Further discounts on specialist rehearsal and gallery space are given as negotiated at the time of entering the lease and are dependent on the individual arts or cultural organisation and its funding.

Concessions Statement 2014-15	29

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Queensland Museum - Arts concessional entry fees	0.9	0.8

Queensland Museum provides concessional entry fees to seniors, students, children, families and a variety of concession card holders for ticketed exhibitions at Queensland Museum & Sciencentre and for general entry to Cobb & Co Museum Toowoomba, The Workshops Rail Museum Ipswich, and Museum of Tropical Queensland. Concessions are also provided to targeted groups, such as schools, to encourage visits to museums.

The level of concession provided varies depending on the venue and the event. The decrease between the 2013-14 estimated actual and the 2014-15 estimate reflects the scheduled programming, particularly special exhibitions.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Queensland Performing Arts Trust - Venue hire rebates	0.7	0.7

Queensland Performing Arts Trust offers rebates on venue rental fees charged to Government funded cultural organisations, charitable organisations, government departments and educational institutions. Organisations currently receiving discounts are Queensland Symphony Orchestra, Opera Queensland, Queensland Theatre Company and Queensland Ballet.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Queensland Art Gallery - Arts concessional entry fees	2.2	0.4

Queensland Art Gallery’s ticket prices are set to ensure that they are affordable and to maximise attendance, with additional concessions provided to seniors, students, children, families and a variety of concession card holders. The purpose of the concessions is to contribute to the cultural, social and intellectual development of Queenslanders, and encourage diverse audiences.

The level of concession provided varies depending on the exhibition. As the concession is applied only to ticketed events (access to the general collection is free), the decrease between the 2013-14 estimated actual and the 2014-15 estimate is due to fewer ticketed exhibitions being planned for 2014-15 and exhibitions being of a smaller scale.

30	Concessions Statement 2014-15

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Arts Queensland - Venue hire rebates	0.3	0.3

Arts Queensland provides discounted venue hire to support Queensland funded arts organisations and professional artists to create, rehearse and present new productions at the Judith Wright Centre of Contemporary Arts and the Cairns Centre of Contemporary Arts.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
State Library of Queensland - Venue hire rebates	0.3	0.3

State Library of Queensland provides venue hire concessions to targeted community and non-profit groups including cultural and charitable organisations and educational institutions in order to support events and programs directly linked to State Library of Queensland’s services, programs and activities.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Queensland Performing Arts Trust - Arts concessional entry fees	0.2	0.2

Queensland Performing Arts Trust (QPAT) offers concessional ticket prices to patrons for QPAT productions. The level of concession provided varies depending on the number and size of events being held each year.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Arts Queensland - Arts concessional entry fees	0.1	0.1

Arts Queensland provides concessions in ticket prices to pensioners, children and group purchasers at the Judith Wright Centre of Contemporary Arts and the Cairns Centre of Contemporary Arts. The level of concession is dependent on the venue and type of event.

Concessions Statement 2014-15	31

Department of Transport and Main Roads

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
General Public Transport Concessions (South East Queensland)	1,063.6	1,122.0

This concession represents the direct funding contribution that Government makes towards the cost of operating public transport services within South East Queensland. This contribution effectively reduces the ticket price paid by all public transport users on bus, rail and ferry services, increasing the affordability of these services.

This concession incorporates Government decisions to introduce free go card travel each week after nine trips in that week and to increase fares by 7.5% in 2013 and 2014, compared to the 15% annual increases announced by the former Government. The average cost of the concession per passenger trip (bus, rail and ferry) is estimated to be $7.10 in 2014-15.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
General Public Transport Concessions (Regional Queensland)	198.5	217.7

This concession identifies the financial contribution that Government provides across a range of transport services in regional Queensland. The impact of this contribution benefits all public transport users through reduced transport fares. This concession covers:

•	TravelTrain (excluding the ‘Rail Concession Scheme’ for eligible pensioners, veterans and seniors)

•	subsidies for regional bus and ferry operators (excluding concessional top up amounts and School Transport Assistance Scheme related amounts)

•	subsidies for the Rail XPT Service (Sydney-Brisbane) and Savannahlander (Atherton Tableland)

•	subsidies for air services to remote and rural communities within the State

•	subsidies for long distance coach services to rural and remote communities within the State.

32	Concessions Statement 2014-15

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
TransLink Transport Concessions (South East Queensland)	106.6	120.2

Public transport concessions in South East Queensland are provided by the Government to ensure access and mobility for Queenslanders who require assistance because of age, disability or fixed low income. Passengers entitled to receive public transport concessions include holders of a Pensioner Concession Card, Veterans’ Affairs Gold Card, Seniors Card (all states and territories), Companion Card, Vision Impairment Travel Pass, TPI Veteran Travel Pass, children, as well as secondary and tertiary students. For a peak two zone journey using a go card, the concession will reduce an adult fare from $4.14 to $2.07.

The fare reduction provided under this concession in 2014-15 will be adjusted as a consequence of the Australian Government’s decision to terminate the National Partnership Agreement on Certain Concessions for Pensioner Concession Card and Seniors Card Holders (the NPA) from 1 July 2014. Refer to section 1 for further information.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Other transport concessions (Regional Queensland) and taxi subsidies	25.9	26.7

Public transport concessions for bus and ferries in regional Queensland are provided by the Government to ensure access and mobility for Queenslanders who require assistance because of age, disability or fixed low income. Passengers entitled to receive public transport concessions include holders of a Pensioner Concession Card, Veterans’ Affairs Gold Card, Seniors Card (all states and territories), Companion Card, Vision Impairment Travel Pass, TPI Veteran Travel Pass, children, as well as secondary and tertiary students.

The Taxi Subsidy Scheme aims to improve the mobility of persons with severe disabilities by providing a 50% concession fare up to a maximum subsidy of $25 per trip.

Concessions Statement 2014-15	33

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Designated Public Transport Concessions for Seniors Card Holders	3.8	—

This concession allows visitors from interstate, who hold a state or territory Seniors Card, to access public transport concessions within Queensland and is fully funded by the Australian Government. Due to the termination of the National Partnership Agreement on Certain Concessions for Pensioner Concession Card and Seniors Card Holders from 1 July 2014, this concession arrangement will cease.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Rail Network and Infrastructure Funding	546.9	556.7

This contract arrangement provides funding to ensure that the State supported rail network is safe, reliable and fit for purpose. The contract also provides funding to Queensland Rail to support major capital projects and related asset strategies. The funding provided via this contract directly benefits customers of the State supported rail network, including both freight and passengers. Without this funding, rail access charges (including public transport fares) would be significantly higher for all users of the rail network.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Rail Concession Scheme	36.9	36.0

The Queensland Rail Concession Scheme improves the affordability of long distance and urban rail services for eligible pensioners, veterans and seniors. Assistance for long distance rail services is provided through discounted fares and free travel vouchers. For TravelTrain (long distance rail) services, depending on the service, the concession may be for free travel for up to four trips per year for Queensland pensioners (subject to availability of seats and payment of an administration fee).

The fare reduction provided under this concession in 2014-15 will be adjusted as a consequence of the Australian Government’s decision to terminate the NPA from 1 July 2014. Refer to section 1 for further information.

34	Concessions Statement 2014-15

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Aurizon - Livestock and Regional Freight Contracts	144.9	156.7

The Livestock and Regional Freight Transport Services Contracts provide funding to support Aurizon in the movement of cattle (via rail only) and freight (via road and rail) to and from regional areas of Queensland. The funding provided directly benefits the cattle industry and enables regional communities to maintain employment and directly benefits communities in regional Queensland who are reliant on rail freight services by reducing the cost of these freight services for users.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
School Transport Assistance Scheme	138.4	139.3

The School Transport Assistance Scheme assists students that do not have a school in their local area or who are from defined low income groups with travel costs. The scheme provides funding to reduce the cost of travelling to school on bus, rail and/or ferry services, with allowances for private vehicle transport in certain circumstances.

A typical concession would be to fully fund the cost of travel from home to the nearest State primary or high school where no local primary or high school is available (for example from Bargara to Bundaberg High School).

Concessions Statement 2014-15	35

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Vehicle and boat registration concessions	131.0	133.7

Registration concessions for light and heavy motor vehicles and boats are provided to holders of the Pensioner Concession Card, Queensland Seniors Card and to those receiving a Gold Card issued by the Department of Veteran Affairs. The concession is aimed at improving access to travel for pensioners, seniors and persons with a disability by providing a reduced rate of registration fees. For most eligible card holders, a concession for a family 4-cylinder vehicle would reduce the 12 month registration charge from $328.90 to $188.90. For a recreational boat up to and including 4.5 metres in length, the concession reduces the registration charge from $94.90 to $57.10 (based on registration charges at 1 July 2014).

A special interest vehicle (SIV) registration concession is offered for motor vehicles that have low use associated with vintage and historic and street rod car club events. A 12 month registration for a 6-cylinder SIV concession reduces registration from $492.30 to $127.80.

Other motor vehicle and boat registration concessions are also provided to primary producers, local governments, charitable and community service organisations, and people living in remote areas without access to the wider road network. Further information can be found at www.tmr.qld.gov.au.

The reduction in the motor vehicle registration charge provided under this concession in 2014-15 will be adjusted as a consequence of the Australian Government’s decision to terminate the NPA from 1 July 2014. Refer to section 1 for further information.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Commercial ship registration and licensing	9.5	9.5

The Queensland commercial vessel safety program including ship design and inspection standards and ship operator competency standards is funded from commercial ship registration and licensing revenue. The concession represents the difference between the cost of supporting safety of ships in Queensland waters and revenue collected via registration and licensing fees. The concession represents a benefit to commercial ship owners and licensees.

36	Concessions Statement 2014-15

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Practical Driving Test	6.4	6.7

As part of the State’s driver licensing arrangements, applicants for new licences are required to undertake a practical driving test. The total cost to pre-book driver examinations and to perform the practical driver assessment is not fully recovered by the fee charged ($45.90 as at 1 July 2014), providing a direct concession to applicants.

Public Safety Business Agency

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Blue card assessments - volunteer applicants	9.7	10.0

Individuals providing child related services or conducting child related activities in regulated service environments are required to undergo an assessment of their police and relevant disciplinary information, and if approved, are issued with a blue card. A blue card is valid for three years unless cancelled or suspended earlier. The application fee for a blue card is $78.65 (as at 1 July 2014).

Since the inception of the blue card system in 2001, Government has met the cost of assessments for volunteer blue card applicants. The cost is estimated to be $10 million in 2014-15.

Concessions Statement 2014-15	37

Queensland Fire and Emergency Services

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Emergency Management, Fire and Rescue Levy Concession	7.8	8.9

The Emergency Management, Fire and Rescue Levy applies to all prescribed properties within Queensland. The levy provides a sustainable funding base for all emergency services including emergency management, fire and rescue services.

Owners of prescribed properties who are in receipt of an Australian Government pension are eligible to receive a discount of 20% on the levy payable for a property that is their principal place of residence. In addition, community organisation owners of specified properties are exempt from payment of the levy.

The Emergency Management, Fire and Rescue Fund has been renamed the Emergency Management Fund, to properly reflect that the fund supports a broad emergency response across Queensland.

Queensland Health

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Oral Health Scheme	165.3	151.6

The Oral Health Scheme provides free dental care to eligible clients and their dependants who possess a current Health Care Card, Pensioner Concession Card, Queensland Seniors Card or Commonwealth Seniors Card. The average value of a course of treatment for eligible clients is approximately $600 for general care, $1,800 for treatment involving dentures, and $265 for emergency dental care. In rural and remote areas where no private dental practitioner exists, access to dental care for the general public is provided at a concessional rate which is generally 15% to 20% less than average private dentist fees.

The 2014-15 estimate reflects reduced funding under the National Partnership Agreement for Treating More Public Dental Patients, which concludes in 2014-15.

38	Concessions Statement 2014-15

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Patient Travel Subsidy Scheme	73.0	81.1

The Patient Travel Subsidy Scheme provides financial assistance to patients who need to access specialist medical services which are not available within their local area. The Scheme provides a subsidy towards the cost of travel and accommodation for patients and, in some cases, an approved escort. From 1 January 2013, the mileage subsidy increased from 15 cents to 30 cents per kilometre where a private vehicle is used, and the accommodation subsidy increased from $30 to $60 per person per night for commercial accommodation. A subsidy of $10 per person per night is payable for patients and approved escorts who stay in private accommodation.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Medical Aids Subsidy Scheme	40.4	40.3

The Medical Aids Subsidy Scheme provides access to funding assistance for the provision of a range of aids and equipment to eligible Queensland residents with permanent and stabilised conditions or disabilities. Aids and equipment are provided primarily to assist people to live at home thus avoiding premature or inappropriate residential care or hospitalisation.

Subsidies vary based on service category and clinical criteria and are provided to assist with the costs of communication aids, continence aids, daily living aids, medical grade footwear, mobility aids, orthoses and oxygen. The scheme provides over 65,000 occasions of service to approximately 40,000 clients each year.

Concessions Statement 2014-15	39

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Spectacle Supply Scheme	9.0	9.1

The Spectacle Supply Scheme provides eligible Queensland residents with access to a comprehensive range of free basic spectacles every two years including bifocals and trifocals. Applicants must be holders of eligible concession cards and be deemed by a prescriber to have a clinical need for spectacles.

The scheme provides around 86,000 items each year to approximately 70,000 clients (some clients require more than one pair of spectacles due to clinical need). With eligibility on a two year basis, this equates to over 140,000 clients. The average cost of services provided to applicants is approximately $104 per item, including the costs of administering the scheme through the Medical Aids Subsidy Scheme.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Community Aids Equipment and Assistive Technologies Initiative and Vehicle Options Subsidy Scheme	7.5	5.0

The Community Aids Equipment and Assistive Technologies Initiative (CAEATI) and Vehicle Options Subsidy Scheme (VOSS) provide financial assistance to eligible Queensland residents to support them to be more independent, participate further in social and economic opportunities in the community and contribute to a better quality of life.

CAEATI funding is capped at $10,000 per client for a period of three years. CAEATI includes aids equipment and assistive technologies for postural support, communication support, community mobility and active participation.

VOSS funding is capped at $10,000 per client over a five year period. VOSS provides subsidies for a range of vehicle access options, including the subsidy of driving lessons on a suitably modified vehicle, modifications to a vehicle, purchase of a suitably modified vehicle or vehicle suitable for modification.

To receive funding through either of these schemes, an individual must be assessed as eligible for specialist disability support under the Disability Support Act 2006. Queensland resident eligibility is determined during the intake process, and confirmed as part of the assessment process.

40	Concessions Statement 2014-15

CS Energy Limited

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Gladstone Power Station Interconnection and Power Pooling Agreement (IPPA)	commercial- in-confidence	commercial- in-confidence

CS Energy Limited is party to the IPPA, a long term contract which allows CS Energy Limited to dispatch and partially trade the output of Gladstone Power Station. The costs of maintaining this contract exceed the revenues of the trade which benefits the private sector owners of the Gladstone Power Station.

Whilst current estimates are commercial-in-confidence, CS Energy Limited’s 2012-13 Annual Report quantifies the value of the agreement up to the contract expiry date at $187.9 million as at 30 June 2013.

ENERGEX Limited

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Regulated Service Charges	12.6	13.1

Under Schedule 8 of the Electricity Regulation 2006, service charges for a range of services provided by ENERGEX Limited (Energex) to energy retailers, for example disconnection and reconnection of supply, are capped. The maximum amount Energex is able to charge for these services is, on average, less than 5% of the value which the Australian Energy Regulator ascribes to the provision of these services by Energex, resulting in a concession provided to energy retailers and in turn households.

Concessions Statement 2014-15	41

Ergon Energy Corporation Limited

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Regulated Service Charges	4.3	4.7

Under Schedule 8 of the Electricity Regulation 2006, service charges for a range of services provided by Ergon Energy Corporation Limited (Ergon Energy) to energy retailers, for example disconnection and reconnection of supply, are capped. The maximum amount Ergon Energy is able to charge for these services is, on average, less than the value which the Australian Energy Regulator ascribes to the provision of these services by Ergon Energy, resulting in a concession provided to energy retailers and in turn households.

Far North Queensland Ports Corporation Limited

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Concessional Leases - Industry/Commercial	0.6	0.6
Concessional Leases - Community	0.2	0.2

Far North Queensland Ports Corporation Limited (FNQPC) provides several leases to agricultural industry proponents at below commercial rates. FNQPC also provides leases to various community organisations at below commercial rates. The amounts shown are estimates of the revenue foregone by not charging commercial rates.

Gladstone Ports Corporation Limited

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Concessional Port Charges	47.3	49.4

The Gladstone Ports Corporation Limited (GPC) is subject to a number of long term major industry contracts where port charges are significantly lower than market rates. These historical contracts were entered into to support various industries and government initiatives from time to time. The amounts shown are estimates of the revenue foregone by GPC as a result of being unable to charge commercial rates.

42	Concessions Statement 2014-15

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Concessional Leases - Industry/Commercial	3.4	3.2
Concessional Leases - Community	0.5	0.5

GPC also has various land and building lease arrangements at non-commercial rates. These contracts relate to incentives to improve utilisation of port land and assets and to establish businesses within port precincts. GPC also provides support to community and not-for-profit organisations through concessional leasing arrangements. The amounts shown are estimates of the revenue foregone by not charging commercial rates.

North Queensland Bulk Ports Corporation Limited

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Concessional Leases - Industry/Commercial	1.5	1.6
Concessional Leases - Community	0.2	0.2

North Queensland Bulk Ports Corporation Limited (NQBP) provides several long term leases to agricultural industry proponents at below commercial rates. NQBP also provides leases to various community organisations, local councils and Government departments at below commercial rates. The amounts shown are estimates of the revenue foregone by not charging commercial rates.

Port of Townsville Limited

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Concessional Leases - Industry/Commercial	5.3	5.4
Concessional Leases - Community	0.1	0.1

Port of Townsville Limited has a number of long term leases at below commercial rates with the sugar industry, recreational marine businesses and the not-for-profit sector at the Port of Townsville and the Port of Lucinda. The amounts shown are estimates of the revenue foregone by not charging commercial rates.

Concessions Statement 2014-15	43

Queensland Rail

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Kuranda Scenic Railway	10.3	8.2

Kuranda Scenic Rail is a 37km railway line used predominantly for tourist railway services between Cairns and Kuranda. The amount shown represents the difference between ticket revenue and the cost of providing the service, effectively subsidising users of the railway.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Heritage Rail Services	5.8	6.2

Heritage Rail Services repairs and maintains the heritage fleet and hires it out to interested parties at below cost. The amount shown represents the shortfall between revenue and the cost of providing these services.

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Concessional Leases - Community	1.6	1.6

Queensland Rail leases properties, typically to community organisations, at below commercial rates under the continuation of pre-existing arrangements. The properties are generally of historical significance to the local community and the lessee often undertakes beautification works on the property. The amount shown is an estimate of the revenue foregone by not charging commercial rates.

44	Concessions Statement 2014-15

Stanwell Corporation Limited

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Fixed Water Grid Contracts	16.0	16.4

The Tarong and Swanbank power stations are subject to Water Grid Supply Contracts and pay a fixed charge and a usage charge under these contracts. The fixed component of the water grid charges is non-commercial, which benefits South East Queensland households who would otherwise pay higher water infrastructure charges.

SunWater Limited

	2013-14	2014-15
	Est. Act.	Estimate
	$ million	$ million
Water Supply Contracts	21.2	21.0

SunWater Limited has a number of historic uncommercial water supply contracts that benefit specific entities, predominantly local government authorities. The future treatment of SunWater’s uncommercial water supply contracts is currently being considered by Government. The amount shown represents the difference between revenue and expenses under a fully costed allocation model.

Concessions Statement 2014-15	45

State Budget 2014–15 Concessions Statement www.budget.qld.gov.au